Confidential Submission No. 3
As confidentially submitted to the Securities and Exchange Commission on August 9, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration Statement No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Argo Blockchain plc
(Exact name of registrant as specified in its charter)

England and Wales (State or other jurisdiction of incorporation or organization)	7374 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)

Room 4, 1st Floor
50 Jermyn Street
London SW1Y 6LX
England
Tel: +44 20 788 400 3403
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue
Suite 204
Newark, DE 19711
(302) 738-6680
Attention: Service of Process Department
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Nigel D.J. Wilson Martin A. Wellington Sidley Austin LLP 1001 Page Mill Road, Building 1 Palo Alto, California 94304 (650) 565 7000	Stelios G. Saffos Adam J. Gelardi Scott W. Westhoff Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

Approximate date of commencement of proposed sale to public:
As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.
†
The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Ordinary shares, nominal value £0.001 per share(3)(4)	$	$

(1)
Includes the aggregate offering price of additional ordinary shares, represented by American depositary shares (“ADSs”), that the underwriters have the option to purchase.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(3)
These ordinary shares are represented by ADSs. Each ADS represents one ordinary share.

(4)
ADSs issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus dated           , 2021
PROSPECTUS
American Depositary Shares
(Representing        ordinary shares)
Argo Blockchain plc
(Incorporated in England and Wales)

This is our initial public offering in the United States. We are offering        American Depositary Shares, or ADSs, in the United States, referred to herein as this offering. Each ADS represents the right to receive one ordinary share and may be evidenced by American Depositary Receipts, or ADRs. We have applied to have our ADSs listed on            (“Nasdaq”) under the symbol “ARBK.”
Our ordinary shares trade on the standard listing of the London Stock Exchange Main Market (the “LSE”), under the symbol “ARB,” and on the OTCQX® Best Market (“OTCQX”), under the symbol “ARBKF.” On            , 2021, the last reported sale price of our ordinary shares on the LSE was £       per ordinary share (equivalent to $       per ADS based on an assumed exchange rate of £1.00 to $       ).
We are both an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” and “— Implications of being a Foreign Private Issuer” for additional information.
Investing in our ADSs involves a high degree of risk. Before buying any ADSs, you should carefully read the discussion of material risks of investing in our ADSs. See “Risk Factors” beginning on page 12 of this prospectus.

	PER ADS	TOTAL
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Argo Blockchain plc	$	$

(1)
See “Underwriting” for additional information regarding total underwriter compensation and estimated offering expenses.

The underwriters may also exercise their option to purchase up to an additional        ADSs from us at the initial public offering price, less the underwriting commissions and commissions, for 30 days after the date of the final prospectus.
The underwriters expect to deliver the ADSs to purchasers on or about                 , 2021.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Joint Book-Running Managers
Jefferies	Barclays
The date of this prospectus is                 , 2021.

i

ABOUT THIS PROSPECTUS
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the terms “Argo,” “the Company,” “the Group,” “our,” “us,” and “we” refer to Argo Blockchain plc and its subsidiaries.
You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be delivered to you. Neither we nor any of the underwriters has authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is an offer to sell only the ADSs offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. You should assume the information contained in this prospectus and any free writing prospectus we authorize to be delivered to you is accurate only as of their respective dates or the date or dates specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.
For investors outside the United States, neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or the offer and sale of the ADSs in any jurisdiction where action for that purpose is required, other than the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.

ii

PRESENTATION OF FINANCIAL INFORMATION
Our financial statements in this prospectus were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).
Our financial information is presented in pound sterling. For the convenience of the reader, in this prospectus, unless otherwise indicated, translations from pound sterling into U.S. dollars were made at the rate of £1.00 to $1.3806, which was the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of pound sterling at the dates indicated or any other date.
All references in this prospectus to “$” mean U.S. dollars, all references to “£” and “GBP” mean pound sterling and all references to “CA$” mean Canadian dollars.
We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.
Our fiscal year begins on January 1 and ends on December 31 of the same year.

iii

PROSPECTUS SUMMARY
This summary highlights, and is qualified in its entirety by, the more detailed information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our ADSs, you should carefully read this entire prospectus, especially the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
Overview
We are a leading blockchain technology company focused on large-scale mining of Bitcoin and other cryptocurrencies. We mine using purpose-built computers (or “mining machines”) to solve complex cryptographic algorithms (or “verify” or “solve” blocks) in the blockchain in exchange for rewards and fees denominated in the native token of that blockchain network.
Our mining strategy is to cost-effectively acquire the latest generation mining machines and install them in North American facilities that utilize predominantly renewable and inexpensive power. We have a fleet of more than 21,000 machines mining Bitcoin and other cryptocurrencies and can generate more than 1,075 petahash per second, of which approximately 215 petahash is located in facilities we recently acquired in Quebec, Canada, and approximately 860 petahash is located in hosted facilities. Petahash per second is a measure of Bitcoin mining performance and computational power. As of June 30, 2021, our total hashrate places us in the top 10 of publicly listed self-miners that report such data. We operate our mining machines from two facilities that we own in Canada and four hosted facilities in Canada and the United States. As of June 30, 2021, the facilities we own in Canada represent a combined 20 megawatts (“MW”) of power, and our mining machines at our hosted facilities in Canada and the United States use up to a combined 23.5 MW of power. In addition, we recently acquired 160 acres of land in western Texas with access to up to 800 MW of power where we are currently developing a mining facility. The facility is expected to support 100 MW of power capacity in the first half of 2022 as part of Phase 1 of development and an additional 100 MW of power capacity upon completion of Phase 2 of development. Our investments in mining facilities are designed to significantly expand our mining capacity and provide us with meaningful control over our mining operations. We are taking these steps as part of a broader strategy to shift our business from contracting for hosting of our mining machines in facilities to owning and operating our facilities.
We believe that as cryptocurrency continues to develop as an emerging store of value and medium of exchange, it is increasingly important that this asset class evolves in an environmentally and socially responsible manner. We are committed to being the industry leader in the development of environmentally responsible approaches to cryptocurrency mining. From inception, we have concentrated mining operations in areas with plentiful renewable energy resources to support our operations, including our Quebec facilities which are primarily powered using renewable hydroelectric power, and our new mining facility in western Texas which is purposefully located in a region with a high percentage of renewable power, namely from wind and solar. Additionally, we are developing a climate action plan to achieve our goal of being a net zero greenhouse gas (“GHG”) company. We also recently announced the launch of Terra Pool, the first green mining pool powered exclusively by clean power.
We are also focused on exploring and investing in strategic initiatives in software and other technologies in the wider cryptocurrency and blockchain sectors. For example, we aim to diversify our revenue streams by investing in adjacent cryptocurrency and blockchain technology initiatives, including Decentralized Finance (“DeFi”). We have established Argo Labs as a dedicated division within the Company to explore investing and participating in various consensus mechanisms, mainly proof-of-stake networks, including Ethereum, as well as DeFi projects. We recently invested in Pluto Digital PLC, a technology company focused on incubation of decentralized technologies.
We will evaluate each digital asset in our portfolio, or that we propose to acquire in the future (including by mining), to determine whether it would likely be considered a security under U.S. federal securities laws, in consultation with outside counsel, as applicable. We will base our analysis on relevant caselaw, applying the frameworks established by the U.S. Supreme Court and taking into consideration relevant guidance by the Securities and Exchange Commission (the “SEC”) and its staff. See “Risk Factors — Risks Related to Government Regulation — A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin or any other digital asset that we own or mine is a “security” may adversely affect the value of Bitcoin and our business.”
Since inception, we have mined more than 4,515 Bitcoin and Bitcoin Equivalent for our own account through June 30, 2021. While we mine for cryptocurrency for sale in the ordinary course of business, we believe that cryptocurrency represents an attractive, appreciating investment opportunity, and as such we have historically held cryptocurrency assets that we do not otherwise sell to fund our operating expenses. On June 30, 2021, we held 1,268 Bitcoin and Bitcoin Equivalent valued at approximately £31,896,437 based on prices as of such date. Our total revenue was £31,085,716 in the six months ended June 30, 2021, representing a growth rate of 179% over £11,124,455 in the six months ended June 30, 2020. We generated net income of £7,213,997 and £523,074 in the six months ended June 30, 2021 and in 2020, respectively, and a net loss of £869,051 in 2019. We generated EBITDA of £15,978,266, £7,625,309 and £1,387,386 in the six months ended June 30, 2021, in 2020 and in 2019, respectively. EBITDA is a financial measure not defined by IFRS. For a definition of EBITDA, an explanation of our management’s use of this measure and a reconciliation of EBITDA to operating income, see “Summary Historical Consolidated Financial and Other Data — Non-IFRS Measures.”
Our Strategy
Smart Growth. We aim to optimize our mining by identifying and purchasing the most profitable mining machines with industry-leading returns on investment and actively monitoring and adjusting the operation of those machines to enhance their performance. We believe this smart-growth strategy, including our commitment to mining efficiency and return on investment in mining machines, will enable us to build value over the long term.
Own and Operate Our Mining Facilities. We are investing heavily in purchasing, building and operating our mining facilities. By owning and operating our mining machines at facilities that offer competitive advantages, including access to reliable, low-cost, renewable power and room for expansion, we expect to have greater control over the timing of the purchase and deployment of our mining machines. We also may enhance our ability to intelligently and quickly adapt our operating model and reap savings compared to paying for outsourced operations and infrastructure.
Reliable, Low-Cost, Renewable Power. We believe the combination of increased mining difficulty, driven by greater hash rates, and the periodic adjustment of reward rates, such as the halving of Bitcoin rewards, will drive the increasing importance of power efficiency in cryptocurrency mining over the long term. As a result, we are focused on deploying our mining machines at locations with access to reliable, renewable power sources, as successfully doing so should enable us to reduce our power costs.
Commitment to ESG Initiatives. We believe that as cryptocurrency continues to develop as an emerging value storage asset and medium of exchange, it is increasingly important that this asset class evolves in an environmentally and socially responsible manner. To that end, we are developing a climate action plan to achieve our goal of being a net zero GHG company, and launching Terra Pool, a green mining pool powered exclusively by clean power.
Diversification. Over the long term, our strategy is to diversify our sources of revenue and value creation by investing in and developing other commercial opportunities related to cryptocurrency and blockchain technologies and initiatives, such as DeFi applications and cryptocurrencies that use alternative consensus mechanisms, such as proof-of-stake.
Risks Associated with Our Business
Our business is subject to a number of risks of which you should be aware before making an investment decision. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section titled “Risk Factors” before deciding whether to invest in our ADSs. Among these important risks are the following:
▪
Due to our limited operating history, it may be difficult to evaluate our business and future prospects, and we may not be able to achieve or maintain profitability in any given period.

▪
We may be unable to raise additional capital needed to grow our business.

▪
We have an evolving business model, which is subject to various uncertainties.

▪
We are subject to many risks related to the development of a new cryptocurrency mining facility in Texas. Delays or disruptions in our development of the Texas facility could materially and adversely affect our results of operations and financial condition.

▪
Our total revenue and cash flow is substantially dependent on the market value of digital assets and the volume of digital assets received from our mining efforts. If such market value or volume declines, our business, operating results and financial condition would be adversely affected.

▪
There are risks related to technological obsolescence, the potential disruption of the global supply chain for cryptocurrency mining hardware, and difficulty in obtaining new mining machines that may have a negative effect on our business.

▪
We cannot be certain as to how future regulatory developments will impact our business and any such additional regulatory requirements, or changes in how existing requirements are interpreted and applied, may cause us to cease all or certain of our operations or change our business model.

▪
We operate in a highly competitive industry and we compete against companies with greater resources and experience.

▪
We rely on a third-party custodian for the long-term holding of our digital assets, and actual or perceived security threats could result in the loss of our assets.

▪
Cyberattacks and security breaches of our own or our third-party service providers or partner’s cryptocurrency operations, or those impacting underlying digital asset networks, could adversely impact our business, operating results and financial condition.

▪
Our mining facilities and mining equipment may experience damages, including damages that are not covered by insurance.

▪
We rely on third-party mining pool operators to pay us mining rewards, the failure of which would have a negative impact on our operations.

▪
There is a possibility of digital asset networks transitioning from proof-of-work mining algorithms to proof-of-stake validation, which could make us less competitive and ultimately adversely affect our business.

▪
As a result of state and local regulations over electric distribution utilities and retail electricity suppliers, we may not be able to obtain electricity on terms and conditions that are economic and practicable.

▪
Cryptocurrency regulation, both in the United States and internationally, could adversely affect the price of cryptocurrencies and the cryptocurrency mining industry.

▪
We intend to operate Terra Pool, a mining pool on behalf of pool participants, which exposes us to regulatory uncertainty and risk that could result in significant compliance expenses or penalties.

▪
Our success depends on our ability to retain key management personnel, and to attract and retain other highly qualified personnel in the future.

▪
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

▪
Effective on completion of this offering, our articles of association will be amended to provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and that the U.S. District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced reporting and other burdens that are otherwise generally applicable to public companies in the United States. These provisions include:
▪
an exemption to include in an initial public offering registration statement only two years of audited financial statements and only two years of related disclosure;

▪
an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

▪
reduced disclosure about our executive compensation arrangements;

▪
an exemption from the non-binding advisory votes on executive compensation, including “say-on pay,” “say-on-frequency” and golden parachute arrangements; and

▪
an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act (which would generally otherwise be applicable for a non-emerging growth company commencing with its second annual report on Form 20-F following the completion of its initial public offering).

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, we do not know if some investors will find our ADSs less attractive. The result may be a less active trading market for our ADSs, and the price of our ADSs may become more volatile. We may choose to take advantage of some or all these provisions for up to the last day of the fiscal year ending after the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of the following: (1) the last day of our fiscal year during which we have more than $1.07 billion in total annual gross revenue; (2) the last day of our fiscal year following the fifth anniversary of the closing of this offering; (3) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (4) the date on which we have, during the previous three-year period, issued more than $1.0 billion of non-convertible debt securities.
Implications of Being a Foreign Private Issuer
Upon the closing of this offering, we will report under the Exchange Act as a “foreign private issuer.” Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of Nasdaq. Consequently, we are not subject to all of the disclosure requirements applicable to U.S. public companies. For example, we are exempt from certain rules under the Exchange Act, that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our executive officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. As a foreign private issuer, we may also take advantage of certain provisions under the rules that allow us to follow the laws of the United Kingdom for certain corporate governance matters. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.
In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information.
Foreign private issuers, like emerging growth companies, also are exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies in the United States that are neither an emerging growth company nor a foreign private issuer.
We may take advantage of these exemptions until such time as we no longer qualify as a foreign private issuer. In order to maintain our current status as a foreign private issuer, either a majority of our outstanding voting securities must be directly or indirectly held of record by non-residents of the United States, or, if a majority of our outstanding voting securities are directly or indirectly held of record by residents of the United States, a majority of our executive officers or directors may not be United States citizens or residents, more than 50% of our assets cannot be located in the United States and our business must be administered principally outside the United States.
We have taken advantage of certain of these reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in the United States in which you hold equity securities.
Corporate Information
We were originally incorporated as GoSun Blockchain Limited, a private limited company organized under the laws of England and Wales on December 5, 2017, with company registration number 11097258. On December 21, 2017, GoSun Blockchain Limited changed its name to Argo Blockchain Limited and re-registered as a public limited company, becoming Argo Blockchain plc.
Argo Blockchain plc is the parent holding company of the Group. The Group consists of Argo Blockchain plc and the following subsidiaries of Argo Blockchain plc:
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Argo Innovation Labs Inc. (previously Argo Blockchain Canada Holdings Inc.), a wholly owned subsidiary incorporated and registered in British Columbia, Canada. Argo Blockchain Canada Holdings Inc. was acquired upon its incorporation on January 12, 2018. On January 8, 2019, it changed its name to Argo Innovation Labs Inc.;

▪
Argo Innovation Labs Limited (previously Argo Mining Limited), a wholly owned subsidiary incorporated and registered in England and Wales. Argo Mining Limited was acquired for £1 on September 1, 2018 and has remained dormant since its acquisition. On January 14, 2019, it changed its name to Argo Innovation Labs Limited; and

▪
Argo Innovation Facilities (US), Inc., a wholly owned subsidiary, incorporated in Delaware on February 25, 2021.

Our registered office is located at Room 4, 1st Floor, 50 Jermyn Street, London, SW1Y 6LX, United Kingdom. Our principal executive offices are located at Room 4, 1st Floor, 50 Jermyn Street, London, SW1Y 6LX, United Kingdom. Our telephone number is +44 (0)20 788 400 3403 and our website address is www.argoblockchain.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware, 19711.
Our existing ordinary shares (excluding the ordinary shares represented by the ADSs offered hereby) are listed on the LSE under ticker symbol “ARB” and the OTCQX under ticker symbol “ARBKF.” Our existing ordinary shares began trading on the LSE on August 3, 2018. Our existing ordinary shares traded on the OTCQB® Venture Market under the ticker symbol “ARBKF” from January 13, 2021 until February 23, 2021, and began trading on the OTCQX on February 24, 2021. We have applied to list our ADSs on Nasdaq. Upon admission of our ADSs to trading on Nasdaq, our ordinary shares will automatically stop trading on the OTCQX.

THE OFFERING
ADSs offered by us
       ADSs, each representing one ordinary share.
Underwriters’ option to purchase additional ADSs
We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to an additional       ADSs from us.
Total ordinary shares to be outstanding immediately after this offering
      ordinary shares (or ordinary       shares if the underwriters exercise in full their option to purchase an additional        ADSs).
American Depositary Shares
Each ADS represents one ordinary share, nominal value £0.001 per ordinary share. As a holder of ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. You will have the rights of an ADS holder or beneficial owner of ADSs (as applicable) as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time. To better understand the terms of our ADSs, see “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, the form of which is filed as an exhibit to the registration statement of which this prospectus forms a part.
Depositary
JPMorgan Chase Bank, N.A.
Custodian
JPMorgan Chase Bank N.A., London
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, to be approximately $       million, or $       million if the underwriters exercise in full their option to purchase additional        ADSs, based on an assumed initial public offering price of $       per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the LSE on            , 2021 (based on an assumed exchange rate of £1.00 to $      ). The principal purposes of this offering are to obtain additional working capital, to create a public market for our ADSs and to facilitate our future access to the U.S. public equity markets. We intend to use the net proceeds from this offering to fund the development of our Texas facility and other incremental growth, including investments in DeFi projects and other initiatives, and for working capital and general corporate purposes, including for possible acquisitions that may be identified following the date of this prospectus. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.
Dividend policy
In the future, our board of directors may decide, in its discretion, whether dividends may be declared and paid. See “Dividend Policy.”

Risk factors
See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our ADSs.
Listing
We have applied to list our ADSs on Nasdaq under the symbol “ARBK.”
LSE trading symbol
“ARB”
The number of our ordinary shares to be outstanding after this offering is based on           ordinary shares outstanding as of                 , 2021 and excludes:
▪
       ordinary shares issuable upon the exercise of outstanding options under our 2018 Equity Incentive Plan, including the UK Non-Tax Advantage Sub-Plan under our 2018 Equity Incentive Plan, as of       , at a weighted average exercise price of       per share; and

▪
       ordinary shares which may be issued under our 2018 Equity Incentive Plan, including the UK Non-Tax Advantage Sub-Plan under our 2018 Equity Incentive Plan, as of       .

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:
▪
no exercise of the outstanding options described above after            , 2021; and

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no exercise by the underwriters of their option to purchase up to           additional ADSs in this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables present summary historical consolidated financial and other data as of the dates and for the periods indicated. Our audited annual consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. The following summary historical consolidated financial data as of and for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following summary historical consolidated financial data as of and for the six months ended June 30, 2020 and 2021 have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results for any prior period are not necessarily indicative of results expected in any future period. You should read the consolidated financial data set forth below in conjunction with our consolidated financial statements and the accompanying notes and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus. We maintain our books and records and report our financial results in pounds sterling. For the convenience of the reader, we have translated information in the tables below presented in pounds sterling into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021, which was £1.00 to $1.3806. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
Group Statement of Comprehensive Income:
	Year ended December 31,			SIX MONTHS ENDED JUNE 30,
	2020		2019	2021		2020
	£	$	£	£	$	£
Revenues
Total revenue	18,957,417	26,172,610	8,616,879	31,085,716	42,916,940	11,124,455
Direct costs	(11,210,889)	(15,477,753)	(3,476,159)	(5,606,856)	(7,740,825)	(6,787,636)
Depreciation of mining equipment	(5,895,573)	(8,139,428)	(2,083,636)	(4,757,986)	(6,568,875)	(2,909,480)
Change in fair value of digital currencies	2,342,538	3,234,108	(201,747)	(6,407,446)	(8,846,120)	(154,295)
Realized loss on sale of digital currencies	(272,142)	(375,719)	(132,107)	219,008	302,362	(90,532)
Gross profit	3,921,351	5,413,818	2,723,230	14,532,436	20,063,482	1,182,512
Operating costs and expenses
Consulting fees	690,430	953,208	1,186,450	304,379	420,226	177,328
Professional fees	249,440	344,377	607,190	415,066	573,040	171,514
General administrative	1,498,460	2,526,764	1,763,405	1,136,755	1,569,404	183,708
Share based payment charge	331,733	—	—	1,567,608	2,164,240	—
Gain from reversal of credit loss	(447,242)	(617,462)	—	—	—	—
Total operating expenses	2,322,821	3,206,887	3,557,045	3,423,808	4,726,910	532,550
Operating income/(loss)	1,598,530	2,206,931	(833,815)	11,108,628	15,336,572	649,962
Other income (expenses)
Interest income	1,389	—	5,617	—	—	26
Interest expense	(157,501)	(217,446)	(40,853)	(410,804)	(567,156)	(126,914)

	Year ended December 31,			SIX MONTHS ENDED JUNE 30,
	2020		2019	2021		2020
	£	$	£	£	$	£
Total other loss	(156,112)	(217,446)	(35,236)	(410,804)	(567,156)	(126,888)
Income tax expense	—	—	—	(3,483,827)	(4,809,772)	—
Net income/(loss)	1,442,418	1,989,485	(869,051)	7,213,997	9,959,644	523,074
Other comprehensive income – Foreign exchange gain/(loss)	264,612	365,323	178,240	(361,029)	(498,437)	(431,746)
Total comprehensive income	1,707,030	2,354,808	690,811	6,852,968	9,461,207	91,328
Basic earnings per share (pence)	0.6		(0.2)	1.9		0.2
Diluted earnings per share (pence)	0.5		(0.2)	1.8		0.2
Weighted average ordinary shares for the purposes of basic earnings per share (millions)	303.4		293.8	381.8		293.8
Weighted average ordinary shares for the purposes of diluted earnings per share (millions)	334.6		293.8	393.1		350.1
Other Data:(1)
	Year ended December 31,		SIX MONTHS ENDED JUNE 30,
	2020	2019	2021	2020
	(unaudited)
Bitcoin and Bitcoin Equivalents Mined	2,465	1,330	883	1,669
Bitcoin and Bitcoin Equivalent Mining Margin(2)	41%	60%	81%	39%
Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined(3)	£4,548	£2,614	£6,350	£4,067
Bitcoin and Bitcoin Equivalents Held (end of period)	216	193	1,268	127
EBITDA(4)	£7,625,309	£1,387,386	£15,970,278	£3,662,424
Group Statement of Financial Position:
	AS OF JUNE 30, 2021
	Actual		As Adjusted(5)(6)
	£	$	£
Cash and cash equivalents	16,047,609	22,155,329
Total assets	139,707,663	192,880,400
Total liabilities	53,755,370	74,214,664
Accumulated surplus	29,178,867	40,284,344
Total equity	85,952,293	118,665,736

(1)
See the definitions of key operating and financing metrics in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Indicators of Performance and Financial Condition.”

(2)
Bitcoin and Bitcoin Equivalent Mining Margin is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to gross profit determined in accordance with IFRS.See “— Non-IFRS Measures” for more information.
(3)
Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to gross profit determined in accordance with IFRS. See “— Non-IFRS Measures” for more information.

(4)
EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to net income/(loss) determined in accordance with IFRS. See “— Non-IFRS Measures” for more information.

(5)
As Adjusted to give effect to the sale by us of       ordinary shares at a public offering price of $     per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the LSE of £    on           , 2021 (based on an assumed exchange rate of £1.00 to $1.    ), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(6)
A $1.00 increase or decrease in the assumed initial public offering price of $    per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on the LSE of £    on ,           2021 (based on an assumed exchange rate of £1.00 to $1.    ), would increase or decrease the as adjusted amount of each of cash and cash equivalents, total assets and total equity by approximately $    million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of one million shares in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, total assets and total equity by approximately $    million, assuming no change in the assumed initial public offering price per ADS and after deducting the estimated underwriting discounts and commissions.

Non-IFRS Measures
Bitcoin and Bitcoin Equivalent Mining Margin, Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined and EBITDA are not measures defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin, Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined and EBITDA have limitations as analytical tools. In particular, Bitcoin and Bitcoin Equivalent Mining Margin and Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined exclude the depreciation of mining and computer equipment and so do not reflect the full cost of our mining operations, and they also exclude the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. Further, EBITDA excludes interest income (expense), taxes, depreciation and amortization, which are important components of our IFRS net income/(loss). These measures should not be considered as an alternative to gross profit or net income, as applicable, determined in accordance with IFRS. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these measures in isolation from, or as a substitute analysis for, our gross profit or net income/(loss), as applicable, as determined in accordance with IFRS.
The tables below reconcile Bitcoin and Bitcoin Equivalent Mining Margin and Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined to gross profit, the most directly comparable IFRS measure, and EBITDA to net income/(loss), the most directly comparable IFRS measure.
	Year ended December 31,		SIX MONTHS ENDED June 30,
	2020	2019	2021	2020
	£	£	£
Gross profit	3,921,351	2,723,230	14,532,436	1,202,512
Gross margin	21%	32%	47%	11%
Average Total Costs included in Gross Profit per Bitcoin or Bitcoin Equivalent Mined	6,100	4,431	18,747	13,693
Depreciation of mining and computer equipment	5,895,573	2,083,636	4,757,986	2,909,480
Change in fair value of digital currencies	(2,342,538)	201,747	6,407,446	134,295
Realized loss on sale of digital currencies	272,142	132,107	(219,008)	90,532
Mining profit	7,746,528	5,140,720	25,478,860	4,336,819
Bitcoin and Bitcoin Equivalent Mining Margin	41%	60%	81%	39%
Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined	4,548	2,614	6,350	4,067

	YEAR ENDED DECEMBER 31,		SIX MONTHS ENDED JUNE 30,
	2020	2019	2021	2020
	£		£
Net income/(loss)	1,442,418	(869,051)	7,213,997	523,074
Interest
Interest expense	157,501	40,853	410,804	126,914
Interest income	(1,389)	(5,617)	—	(26)
Depreciation of mining and computer equipment	5,895,573	2,066,248	4,757,986	2,909,480
Depreciation of mining facilities	—	—	35,155	—
Depreciation of improvements to mining facilities	17,039	17,388	9,544	6,680
Amortization	114,167	137,565	68,509	96,302
Taxation	—	—	3,483,827	—
EBITDA	7,625,309	1,387,386	15,979,822	3,662,424

RISK FACTORS
Investing in our ADSs is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our ADSs. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks occur, our business, operating results, financial condition and future prospects could be materially and adversely affected. In that event, the market price of our ADSs could decline, and you could lose part or all of your investment.
Risks Related to Our Limited Operating History
Due to our limited operating history, it may be difficult to evaluate our business and future prospects, and we may not be able to achieve or maintain profitability in any given period.
We began our operations in December 2017, and since our incorporation our business model has evolved significantly. While our annual net revenue has increased since our formation, there is no assurance that this growth rate will continue in future periods and you should not rely on the revenue growth of any given period as an indication of our future performance. We may not generate sufficient revenue to achieve positive cash flow from operations or profitability in any given period, and our limited operating history and the volatile nature of our business and the cryptocurrency industry make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties, including, but not limited to those described in this section. If we do not manage these risks successfully, our business may be adversely impacted. If our growth rate were to decline significantly or become negative, it could adversely affect our operating results and financial condition. If we are not able to achieve or maintain positive cash flow from operations, our business may be adversely impacted and we may require additional financing, which may not be available on favorable terms or at all, or which would be dilutive to our ADS holders.
We may be unable to raise additional capital needed to grow our business.
We may need to raise additional capital to fund our operations, pursue our growth strategies, including potential acquisitions of complementary businesses, and respond to competitive pressures or unanticipated working capital requirements. For example, in January 2021 and March 2021, we raised gross proceeds of £22.4 million and £26.8 million, respectively, in private placements and subscriptions of our ordinary shares. We may not be able to obtain additional debt or equity financing on favorable terms, if at all, which could impair our growth and adversely affect our existing operations. If we raise additional equity financing, our ADS holders may experience significant dilution of their ownership interests, and the per ADS value of our ordinary shares could decline. Furthermore, if we incur additional debt financing, the holders of debt likely would have priority over the holders of ADSs on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness or to take other actions including terms that require us to maintain specified liquidity or other ratios that could otherwise not be in the interests of our ADS holders.
We have an evolving business model, which is subject to various uncertainties.
Our business model has significantly evolved since our incorporation and we expect it to continue to do so in the future. For example, in the past, we operated as a mining-as-a-service (“MaaS”) business. Beginning in 2019, in the face of an industry-wide downturn, we terminated our MaaS contracts and commenced mining for our own account. As digital assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to evolve as well. As a result, from time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. These modifications may increase the complexity of our business and place significant strain on our management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities within the cryptocurrency industry and we may lose out on such opportunities. Such circumstances could have a material adverse effect on our business, prospects, financial condition and operating results.

We are subject to many risks related to the development of a new cryptocurrency mining facility in Texas. Delays or disruptions in our development of the Texas facility could materially and adversely affect our results of operations and financial condition.
As part of our evolving strategy focused on owning and operating our own mining facilities, we are developing a new mining facility in Texas, where we expect to obtain more than 90% of our power requirements from reliable renewable power sources at less than the current cost of fossil fuel energies in other locations. However, development of our Texas mining facility may be subject to unexpected problems and delays that could adversely impact our ability to develop or operate the project as planned or increase the costs of the project. Some of the risks inherent in the development and construction of a new mining facility or the extension of an existing mining facility include uncertainties regarding:
▪
timing and cost of construction of the facility, which can be considerable;

▪
availability and cost of mining equipment;

▪
availability and cost of skilled labor, power, water and transportation;

▪
availability and cost of appropriate power arrangements;

▪
the successful development and implementation of new technologies and processes related to mining, such as immersion technology;

▪
applicable requirements under local and state laws and time needed to obtain the necessary environmental and other governmental permits and approvals; and

▪
availability of funds to finance construction and development.

Delays in obtaining necessary permits and approvals and broader social or political opposition to cryptocurrency mining may increase the cost, timing and complexity of the development and construction of our Texas facility. Accordingly, such facility may not be developed as planned or may be less profitable than anticipated or even be loss-making. Additionally, given current lead times for new mining hardware, we may need to commit to purchasing mining machines in advance of the facility becoming fully operational and,if so, may not have the power capacity to support these mining machines at our other hosted and owned facilities. A failure or material delay in our ability to develop and operate the new facility in accordance with, or in excess of, expectations could have a material adverse effect on our business, prospects, financial condition and operating results.
Risks Related to Our Business and Financial Position
Our operating results have fluctuated and may continue to fluctuate significantly due to the highly volatile nature of digital assets.
All of our sources of revenue are dependent on digital assets and the broader blockchain ecosystem. Due to the highly volatile nature of the blockchain ecosystem and the prices of digital assets, our operating results have fluctuated, and may continue to fluctuate, significantly from period to period in accordance with market sentiments and movements in the broader blockchain ecosystem. In particular, our operating results may continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of our control, including:
▪
changes in the legislative or regulatory environment, or actions by governments or regulators that impact the cryptocurrency industry generally, or our operations specifically;

▪
difficulty obtaining new hardware and related installation costs;

▪
access to cost-effective sources of electrical power;

▪
evolving cryptographic algorithms and emerging trends in the technology securing blockchains, including proof-of-stake;

▪
Changes in the development, usage, and market preferences for the cryptocurrencies we mine;

▪
adverse legal proceedings or regulatory enforcement actions, judgments, settlements or other legal proceeding and enforcement-related costs;

▪
the development and introduction of existing and new products and technology by us or our competitors;

▪
increases in operating expenses that we expect to incur to grow and expand our operations and to remain competitive;

▪
system failure or outages, including with respect to our mining hardware, power supply and third-party networks;

▪
breaches of security or data privacy;

▪
our ability to attract and retain talent; and

▪
our ability to compete.

As a result of these and other factors, it is difficult for us to forecast growth trends accurately and our business and future prospects are difficult to evaluate, particularly in the short term. In addition, as a result of the rapidly evolving nature of our business and the blockchain ecosystem, period-to-period comparisons of our operating results may not be meaningful, and you should not rely upon them as an indication of future performance. Annual expenses reflected in our financial statements may be significantly different from historical rates. Our operating results in one or more future periods may fall below the expectations of securities analysts and investors. As a result, the trading price of our ADSs may increase or decrease significantly.
Our total revenue and cash flow is substantially dependent on the market value of digital assets and the volume of digital assets received from our mining efforts. If such market value or volume declines, our business, operating results and financial condition would be adversely affected.
We currently generate substantially all of our revenue from rewards and transaction fees received for successfully validating a “block” of transactions on the Bitcoin blockchain. Similarly, our operating cash flow is substantially dependent on our ability to sell cryptocurrency for fiat currency as needed. As such, any declines in the amount of cryptocurrencies that we successfully mine, the price of such cryptocurrencies or market liquidity for cryptocurrencies and digital assets generally would adversely affect our revenue and ability to fund our operations.
The price of cryptocurrencies and digital assets and associated demand for buying, selling, and trading cryptocurrencies and digital assets have historically been subject to significant volatility. For example, Bitcoin’s aggregate market value exceeded $1 trillion in February 2021 compared to $160 billion in February 2020, based on Bitcoin prices quoted on major exchanges. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, depending on a number of factors, including:
▪
market conditions across the broader blockchain ecosystem;

▪
trading activities on digital asset platforms worldwide, many of which may be unregulated, and may include manipulative activities;

▪
investment and trading activities of highly active retail and institutional users, speculators, miners and investors;

▪
the speed and rate at which digital assets are able to gain worldwide adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument or other financial asset, if at all;

▪
changes in user and investor confidence in digital assets and digital asset platforms;

▪
publicity and events relating to the blockchain ecosystem, including public perception of the impact of the blockchain ecosystem on the environment;

▪
unpredictable social media coverage or “trending” of digital assets;

▪
the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;

▪
consumer preferences and perceived value of digital assets;

▪
increased competition from other payment services or other digital assets that exhibit better speed, security, scalability or other characteristics;

▪
the correlation between the prices of digital assets, including the potential that a crash in one digital asset or widespread defaults on one digital asset exchange or trading venue may cause a crash in the price of other digital assets, or a series of defaults by counterparties on digital asset exchanges or trading venues;

▪
regulatory or legislative changes and updates affecting the blockchain ecosystem;

▪
the characterization of digital assets under the laws of various jurisdictions around the world;

▪
the maintenance, troubleshooting and development of the blockchain networks underlying digital assets, including by miners, validators and developers worldwide;

▪
the ability for digital asset networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

▪
ongoing technological viability and security of digital assets and their associated protocols, smart contracts, applications and networks, including vulnerabilities against hacks and scalability;

▪
fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on digital asset platforms;

▪
financial strength of market participants;

▪
interruptions in service from, or failures of, major digital asset trading platforms;

▪
availability of an active derivatives market for various digital assets;

▪
availability of banking and payment services to support digital asset-related projects;

▪
level of interest rates and inflation; and

▪
monetary policies of governments, trade restrictions and fiat currency devaluations.

There is no assurance that any digital asset, including Bitcoin, will maintain its value or that there will be meaningful levels of trading activities to support markets in any digital asset. A decline in the market value of digital assets or in the demand for trading digital assets could lead to a corresponding decline in the value of our cryptocurrency assets, the number of transactions on the relevant blockchain network and, as such, the opportunities to earn block rewards and transaction fees, our returns on investments in mining machines, and could adversely affect our business, operating results and financial condition. Further, to the extent that investors perceive investment in our ADSs as a proxy for exposure to the digital asset industry more generally, volatility in the value of cryptocurrencies could have immediate and substantial effects on the price of our ADSs, irrespective of the actual effect on our business.
Digital assets may be subject to momentum pricing due to speculation regarding future appreciation or depreciation in value, leading to greater volatility. Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for future changes in value. It is possible that momentum pricing of digital assets has resulted, and may continue to result, in speculation regarding future changes in the value of digital assets, making digital assets’ prices more volatile. As a result, digital assets may be more likely to fluctuate in value due to changing investor confidence, which could impact future appreciation or depreciation in digital asset prices. As a result, our business, operating results and financial condition could be adversely affected.
The market value of digital assets may also be affected by the activities of “professionalized” mining operations. Over the past two years, digital asset mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation ASIC mining machines to businesses with sophisticated operations using the latest ASIC technology, particularly operations mining Bitcoin. These professionalized mining operations are of a greater scale than individual and casual miners and have more defined and regular expenses and liabilities. These regular expenses and liabilities require professionalized mining operations to maintain profit margins on the sale of mined digital assets, including Bitcoin. To the extent the price of digital assets decline and such profit margin is constrained, professionalized miners may be incentivized to more immediately sell any digital assets, including Bitcoin, earned from mining operations, whereas it is believed that individual miners in past years were more likely to hold newly mined digital assets for more extended periods. If professional mining operations were to collectively implement strategies to immediately sell newly mined digital assets, including Bitcoin, it would greatly increases the available trading supply of such digital assets, creating downward pressure on the market price.
A majority of our revenue is currently derived from mining Bitcoin. If demand for Bitcoin declines and is not replaced by new demand for cryptocurrencies we are able to mine, our business, operating results and financial condition could be adversely affected.
For the six months ended June 30, 2021 and year ended December 31, 2020, we derived the majority of our net revenue from transaction fees and cryptocurrency rewards generated in connection with mining Bitcoin. As such, in addition to the factors impacting the broader blockchain ecosystem and the prices of digital assets described in this section, our business may be adversely affected if the market for Bitcoin deteriorates or if its price declines, including as a result of the following factors:
▪
the reduction in mining rewards of Bitcoin, including block reward halving events, which are events that occur after a specific period of time which reduce the block rewards earned by miners;

▪
disruptions, hacks, splits in the underlying network also known as “forks,” attacks by malicious actors who control a significant portion of the networks’ hash rate such as “double-spend” or “51% attacks” or other similar incidents affecting the Bitcoin network;

▪
hard “forks” resulting in the creation of, and divergence into, multiple separate networks, such as Bitcoin Cash;

▪
the informal governance of the Bitcoin network, which evolves over time largely based on self-determined participation, which may result in revisions to the underlying source code or inaction, that affects the Bitcoin network’s speed, scalability, security, usability or value;

▪
the ability for the Bitcoin network to resolve significant scaling challenges and increase the volume and speed of transactions;

▪
the ability to attract and retain developers to maintain and update the Bitcoin network;

▪
the ability to attract and retain market participants to use Bitcoin for payment, store of value, unit of accounting and other intended uses;

▪
transaction congestion and fees associated with processing transactions on the Bitcoin network;

▪
the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed Bitcoin, or the transfer of Bitcoin controlled by Satoshi Nakamoto;

▪
negative perception of Bitcoin, including with respect to the power consumption of its proof-of-work consensus mechanism;

▪
developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography being used by Bitcoin becoming insecure or ineffective; and

▪
laws and regulations affecting the Bitcoin network or access to this network, including a determination that Bitcoin constitutes a security or other regulated financial instrument under the laws of any jurisdiction.

In addition to Bitcoin, we derive revenue from transaction fees and cryptocurrency rewards generated in connection with the mining of Zcash. The market for Zcash could be affected by many of the same factors, as well as by regulatory concerns regarding Zcash privacy features that cause it to be delisted on exchanges or otherwise directly or indirectly impact the value or utility of Zcash, which could adversely affect our business.
In addition to mining Bitcoin and Zcash, we plan to expand our mining business to include mining on other blockchain networks which may be subject to similar risks. For example, we may derive revenue from transaction fees and cryptocurrency rewards generated in connection with the mining of Ethereum. The market for Ethereum and other digital assets may be affected by many of the same factors as those listed above. Ethereum and other digital assets may also be subject to varying risks related to future regulation of such networks or DeFi applications more broadly, as well as technological risks related to smart contracts and other software used by the relevant network. These risks could cause a decline in the popularity of such blockchain networks (e.g. Ethereum) or otherwise directly or indirectly impact the value or utility of the relevant digital assets (e.g., ETH), which could adversely affect our business. In addition, various blockchain networks are being developed with smart contract capabilities that are competitors to Ethereum and each other, which may drive transaction volume away from the blockchain networks we mine and may adversely affect our business.
We have in the past, and may in the future, seek to reduce the risk of holding Bitcoin and other cryptocurrencies on our balance sheet by engaging in hedging transactions, such as trading Bitcoin for alternative digital assets or stablecoins or purchasing Bitcoin futures contracts; such efforts may be unsuccessful, and could adversely impact our business, operating results and financial condition.
We may at times employ various risk mitigation strategies, such as trading Bitcoin for alternative digital assets or stablecoins or purchasing Bitcoin futures contracts, designed to minimize the impact of volatility in the Bitcoin market and other cryptocurrencies on our balance sheet. Such techniques will not always be possible to implement and when possible will not always be effective in limiting losses and may also result in additional counterparty risk, costs, and potentially losses. Hedging against a decline in the value of a particular cryptocurrency does not eliminate fluctuations in the values of positions we hold or prevent losses if the values of such positions decline, but may moderate the decline in value. However, such hedge transactions also limit the opportunity for gain if the value of the hedged cryptocurrency should increase. Moreover, it may not be possible to hedge against a fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at a price sufficient to protect from the anticipated decline in value of the cryptocurrency anticipated as a result of such a fluctuation. We may choose not to engage in a hedging transaction for a number of reasons, including if the expense associated with such hedging transaction is perceived as being too costly or other factors. The successes of our hedging transactions are subject to our ability to correctly predict market fluctuations and movements and our ability to monitor any hedging transactions that we enter into. Therefore, while we may enter into such transactions to seek to reduce risks, unanticipated market movements and fluctuations may result in a poorer overall performance than if we had not engaged in any such hedging transactions.
Cyberattacks and security breaches of our own or our third-party service providers or partner’s cryptocurrency operations, or those impacting underlying digital asset networks, could adversely impact our business, operating results and financial condition.
Digital assets, the wallets in which they are stored and the networks and exchanges on which they are traded are based on software code which has generally been written, maintained and updated by third parties. Flaws in this software code have been exposed by certain actors, sometimes for malicious ends. Most of our sensitive and valuable data, including digital assets are stored with third-party custodians and service providers. We also rely on the digital asset community and our third-party service providers to optimize and protect sensitive and valuable data, confidential information and identify vulnerabilities of blockchain networks. The digital asset community will often identify and correct errors and defects in the code underlying digital asset networks, including those that may disable some functionalities of our systems or expose data. For example, in 2018, a vulnerability in the Bitcoin network source code that could in certain circumstances allow miners to double-spend Bitcoin and thereby increase the supply of Bitcoin was discovered. Additionally, in 2016, an anonymous hacker exploited a smart contract running on the Ethereum network to steal approximately $60 million of ETH; the Ethereum community responded by adopting a “fork” that effectively reversed the hack. However, a minority of Ethereum users have continued to develop and use the original blockchain reflecting the theft, now referred to as “Ethereum Classic” with the digital asset on that blockchain referred to as Ether Classic (“ETC”), which continues to be used and traded independently from ETH. There can be no guarantee that the measures intended to safeguard digital assets and related software, and the work of the digital asset developer community, will identify or resolve all vulnerabilities, errors and defects prior to a malicious actor being able to exploit them. Any actual or perceived data security breach we experience, or of our third-party partners or any underlying digital asset network, may:
▪
lead to theft or irretrievable loss of our fiat currencies or digital assets;

▪
harm our reputation and brand;

▪
result in our systems or services being unavailable and interrupt our operations;

▪
result in improper disclosure of data and violations of applicable data privacy and other laws;

▪
result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure;

▪
cause us to incur significant remediation costs;

▪
divert the attention of management from the operation of our business; and

▪
adversely affect our business, operating results and financial condition.

Further, any actual or perceived data security breach or cybersecurity attack directed at other digital asset companies or underlying digital asset networks, whether or not we are directly impacted, could lead to a general loss of confidence in the broader blockchain ecosystem or in the use of digital asset networks to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure.
Attacks upon systems across a variety of industries, including industries related to digital assets, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third-party service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our partners and third-party service providers, through various means, such as hacking, social engineering, phishing and fraud. In the past, hackers have successfully employed a social engineering attack against one of our service providers and misappropriated our digital assets, although, to date, such events have not been material to our financial condition or operating results. If and as our assets grow, we may become a more appealing target for these threats. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures.
Further, there has been an increase in such activities as a result of the COVID-19 pandemic. Any future breach of our operations or those of others in the digital asset industry, including third-party services on which we rely, could materially and adversely affect our business, and we expect that our costs and the resources we devote to protecting against these advanced threats and their consequences will continue to increase over time. In addition, some insurers are currently reluctant to provide cybersecurity insurance for cryptocurrency and digital assets. In the event of any attacks, our costs and any impacted assets may not be partially or fully recoverable.
We operate in a highly competitive industry and we compete against companies with greater resources and experience, and our business, operating results and financial condition may be adversely affected if we are unable to respond to our competitors effectively.
The blockchain ecosystem is highly innovative, rapidly evolving and characterized by intense competition, experimentation and frequent introductions of new products and services, and is subject to uncertain and evolving industry and regulatory requirements. We expect competition to increase in the future as existing and new competitors introduce new products or enhance existing products. We compete against a number of companies operating both within the United States and abroad that focus on digital asset-based services, including mining digital assets.
Our existing competitors have, and our potential competitors are expected to have, various competitive advantages over us, such as:
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greater name recognition, longer operating histories and larger market shares;

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more established marketing, banking and compliance relationships;

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greater mining capabilities;

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more timely introduction of new technologies;

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preferred relationships with suppliers of mining machines and other equipment;

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access to more competitively priced power;

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greater financial resources to make acquisitions;

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lower labor, compliance, risk mitigation and research and development costs;

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larger and more mature intellectual property portfolios;

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greater number of applicable licenses or similar authorizations;

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established core business models outside of the mining or trading of digital assets, allowing them to operate on lesser margins or at a loss;

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operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

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substantially greater financial, technical and other resources.

If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results and financial condition could be adversely affected.
The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of Bitcoin and adversely affect our business.
Our business strategy is substantially dependent on the market price of Bitcoin. As of June 30, 2021, Bitcoin was the largest digital asset by market capitalization and had the largest user base and largest combined mining power. Despite this first to market advantage, as of June 30, 2021, there were more than 10,000 alternative digital assets tracked by CoinMarketCap.com, having a total market capitalization of approximately $1.4 trillion (including the approximately $646.6 billion market cap of Bitcoin), as calculated using market prices and total available supply of each digital asset.
Many entities, including consortiums and financial institutions are also researching and investing resources into private or permissioned blockchain platforms rather than open platforms like the Bitcoin network. For example, in May 2019, Facebook announced its plans to lead a consortium developing a new cryptocurrency called Libra (which was rebranded to Diem in 2020). Facebook’s significant resources and ability to engage users via social media may enable it to bring Diem to market rapidly and to deploy it across industries more rapidly and successfully than competing cryptocurrencies. At the same time, central banks have introduced digital forms of legal tender (“CBDCs”). China’s CBDC project, known as Digital Currency Electronic Payment, has reportedly been tested in a live pilot program conducted in multiple cities in China. A recent study published by the Bank for International Settlements estimated that at least 36 central banks have published retail or wholesale CBDC work ranging from research to pilot projects. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could have an advantage in competing with, or replace, Bitcoin and other cryptocurrencies as a medium of exchange or store of value.
The emergence or growth of alternative digital assets could have a negative impact on the demand for, and price of, Bitcoin. If we are unable to transition our mining operations to a replacement digital asset, the reduction in the popularity of Bitcoin could have an adverse impact on our operations and thereby adversely affect an investment in our ADSs.
We may be subject to material litigation, including individual and class action lawsuits, as well as investigations and enforcement actions by regulators and governmental authorities.
We may from time to time become subject to claims, arbitrations, individual and class action lawsuits, government and regulatory investigations, inquiries, actions or requests, including with respect to both consumer and employment matters, and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:
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substantial payments to satisfy judgments, fines or penalties;

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substantial outside counsel legal fees and costs;

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additional compliance and licensure requirements;

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loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;

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loss of productivity and high demands on employee time;

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criminal sanctions or consent decrees;

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termination of certain employees, including members of our executive team;

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barring of certain employees from participating in our business in whole or in part;

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orders that restrict our business or prevent us from offering certain products or services;

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changes to our business model and practices;

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delays to planned transactions, product launches or improvements; and

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damage to our brand and reputation.

Any such matters can have an adverse impact, which may be material, on our business, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.
We plan to continue to make acquisitions and investments, which could require significant management attention, disrupt our business, result in dilution to our ADS holders, increase our debt or cause us to incur significant expenses and adversely affect our financial results.
We are actively considering strategic opportunities with the support of our external advisors. However, we cannot offer any assurance that acquisitions of businesses, assets and/or entering into strategic alliances or joint ventures will be made, or if made, will be successful. We may not be able to find suitable partners or acquisition candidates and may not be able to complete such transactions on favorable terms, if at all. If we make any acquisitions, we may not be able to integrate these acquisitions successfully into the existing business and could assume unknown or contingent liabilities. Any future acquisitions also could result in liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. Integration of an acquired company may also disrupt ongoing operations and require management resources that otherwise would be focused on developing and expanding our existing business. We may experience losses related to potential investments in other companies, which could harm our financial condition and results of operations. Further, we may not realize the anticipated benefits of any acquisition, strategic alliance or joint venture if such investments do not materialize. To finance any acquisitions or joint ventures, we may choose to issue ordinary shares, preferred shares or a combination of debt and equity as consideration, which could significantly dilute the ownership of our existing ADS holders or provide rights to such preferred shareholders in priority over our ADS holders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our ADSs is low or volatile, we may not be able to acquire other companies or fund a joint venture project using ordinary shares as consideration.
COVID-19 or any pandemic, epidemic or outbreak of an infectious disease in the United States or elsewhere may adversely affect our business.
The COVID-19 pandemic has had unpredictable and unprecedented impacts in the United Kingdom, Canada, the United States and elsewhere around the world. The extent to which the COVID-19 pandemic impacts our business will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of the outbreak and the actions to contain the outbreak or treat its impact, among others. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on the our business, operating results and financial condition. As the COVID-19 pandemic continues to develop, governments (at national, provincial and local levels), corporations and other authorities may continue to implement restrictions or policies that could adversely global capital markets, the global economy, Bitcoin and other cryptocurrency prices, and our ADS price.
As of the date of this prospectus, we have not been declared an essential business. As a result, we may be required to substantially reduce or cease operations in response to governmental action or decree as a result of the COVID-19 pandemic. We are still assessing the effect on our business from the COVID-19 pandemic and any actions implemented by the governments in jurisdictions in which we operate. We have implemented safety protocols to protect our personnel, but we cannot offer any assurance that the COVID-19 pandemic or any other pandemic, epidemic or outbreak of an infectious disease in the United Kingdom, Canada, the United States or elsewhere, will not materially and adversely affect our business.
Risks Related to Digital Assets
Acceptance and/or widespread use of digital assets is uncertain.
Currently, there is a relatively limited use for digital assets in retail and commercial marketplaces, which we believe has contributed to price volatility and could therefore adversely affect an investment in our ADSs. Banks and other established financial institutions may, and do, refuse to process funds for digital asset transactions, process wire transfers to or from digital asset trading platforms, cryptocurrency-related companies or service providers, and maintain accounts for persons or entities transacting in digital assets. Conversely, a significant portion of digital asset demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines digital assets’ role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Use of digital assets as a medium of exchange and payment method may never achieve widespread adoption. Any such failure or a decline in acceptance and adoption could have an adverse effect on the value of Bitcoin, Zcash, Ethereum or any other digital assets we mine or otherwise acquire or hold for our own account, which in turn could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations.
The future development and growth of digital assets is subject to a variety of factors that are difficult to predict and evaluate. If the adoption and development of digital assets does not grow as we expect, our business, operating results and financial condition could be adversely affected.
Digital assets built on blockchain technology were only introduced in 2008 and remain in the early stages of development. In addition, different digital assets are designed for different purposes. Bitcoin, for instance, was designed to serve as a peer-to-peer electronic cash system, while Zcash was designed to expand upon Bitcoin by enhancing privacy, and Ethereum and other blockchain networks are designed to enable the use of smart contracts as decentralized application platforms. Many other digital asset networks with other intended purposes — ranging from cloud computing to tokenized securities networks — have only recently been established. The further growth and development of any digital assets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer, and usage of digital assets represents a new and evolving paradigm that is subject to a variety of factors that are difficult to evaluate, including:
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Many digital asset networks have limited operating histories, have not been validated in production, and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality and governance of their respective digital assets and underlying blockchain networks, any of which could adversely affect their respective digital assets and underlying networks.

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Digital asset networks may implement software upgrades and other changes to their protocols, which could introduce bugs or security risks, or otherwise adversely affect the respective digital assets and underlying networks.

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Several large networks, including the Bitcoin and Ethereum networks, are developing new features to address fundamental speed, scalability and power usage issues. If these issues are not successfully addressed, or such new features are unable to achieve widespread adoption, it could adversely affect the underlying digital assets.

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Security issues, bugs and software errors have been identified with many digital assets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some digital assets, such as when creators of certain digital asset networks use procedures that could allow hackers to counterfeit the respective digital asset. Any weaknesses identified with a digital asset or its underlying network could adversely affect its price, security, liquidity and adoption. If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the computing or staking power on a digital asset network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security and adversely affect the value of the relevant digital asset.

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The development of new technologies for mining digital assets, such as improved application-specific integrated circuits (commonly referred to as ASICs), or changes in industry patterns, such as the consolidation and concentration of mining power in a small number of large mining farms or mining pools, could reduce the security of digital asset networks, lead to increased liquid supply of digital assets and reduce the value and appeal of digital assets.

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If rewards and transaction fees for miners or validators on any particular digital asset network are not sufficiently high to attract and retain miners or validators, a digital asset network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack that could adversely affect the value of the digital asset, or digital assets broadly.

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Certain digital assets have concentrated ownership or an “admin key,” allowing a small group of holders to have significant unilateral control and influence over key decisions relating to their underlying networks, such as governance decisions and protocol changes, as well as the market price of such digital assets.

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The governance of many decentralized digital asset networks is by voluntary consensus and open competition with no clear leadership structure or authority, and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular digital asset network, a lack of incentives for developers to maintain or develop the network and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs or changes, or stymie such network’s utility and ability to respond to challenges and grow. Additionally, the decentralized nature of the governance of digital asset networks may lead to ineffective decision-making that slows development or prevents a network from overcoming emergent obstacles. The lack of clarity in governance of digital asset networks may lead to ineffective decision-making that slows development and growth of such digital assets.

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Many digital asset networks are in the early stages of developing partnerships and collaborations, all of which may not succeed. Such lack of success could adversely affect the usability and adoption of the respective digital assets.

Various other technical issues with blockchain networks have also been uncovered from time to time that resulted in disabled functionality, exposure of certain users’ personal data, theft of users’ assets, and other negative consequences, and which required resolution with the attention and efforts of their global miner, user and development communities. If any such risks or other risks materialize, and are not resolved, the development and growth of digital assets may be significantly affected and, as a result, our business, operating results and financial condition could be adversely affected.
The loss or destruction of any private keys required to access our digital assets may be irreversible. If we or any of our custodians are unable to access our private keys (whether due to a security incident or otherwise), it could cause direct financial loss, regulatory scrutiny, and reputational harm.
Digital assets are generally controllable only by the possessor of the unique private key relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to any hot or cold wallets containing our digital assets is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the digital assets held in the related wallet and, in most cases, the private key will not be capable of being restored. The loss or destruction of a private key required to access digital assets may be irreversible. Further, we cannot provide assurance that any wallet holding our digital assets, either maintained directly by us or by a custodian on our behalf, will not be hacked or compromised. Digital assets, related technologies, and digital asset service providers such as custodians and trading platforms have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. As such, any loss or misappropriation of the private keys used to control our digital assets due to a hack, employee or service provider misconduct or error, or other compromise by third parties could result in significant losses, hurt our brand and reputation, and potentially the value of any Bitcoin, Zcash or other digital assets we mine or otherwise acquire or hold for our own account, and adversely impact our business.
Incorrect or fraudulent digital asset transactions may be irreversible.
Digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the digital assets from the transaction. In theory, digital asset transactions may be reversible with the control or consent of a majority of the processing power on the network, however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal, nor is it likely that sufficient consensus on the relevant network could or would be achieved to enable such a reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of digital assets or a theft thereof generally will not be reversible, and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our digital assets could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. In the past, hackers have successfully employed a social engineering attack against one of our service providers and misappropriated our digital assets, although, to date, such events have not been material to our financial condition or operating results. To the extent that we are unable to recover our losses from such action, error or theft, such events could result in significant losses, hurt our brand and reputation, and adversely impact our business.

Digital asset networks, including those underlying cryptocurrencies, face significant scaling obstacles that can lead to high fees or slow transaction settlement times.
Digital asset networks face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling digital asset networks is essential to the widespread adoption and acceptance of cryptocurrencies as a means of payment, which, in turn, is necessary to the continued growth and development of our business. Many digital asset networks face significant scaling challenges. For example, digital asset networks are limited with respect to how many transactions can occur per second. There is no guarantee that any of the mechanisms currently in place, or being explored, for increasing the scale of processing and settling cryptocurrency transactions will be effective, or how long they will take to become effective. In addition, as corresponding increases in throughput lag behind growth in the use of digital asset networks, average fees and settlement times may increase considerably. For example, the Bitcoin network has been, at times, at capacity, which has led to increased transaction fees. As of June 30, 2021, Bitcoin transaction fees stood at $9.92 per transaction, on average, however, Bitcoin transaction fees reached a historical average daily high of $62.78 in April 2021. Similarly, the Ethereum Network has also, at times, been at capacity, which has led to increased transaction fees. As of June 30, 2021, ETH transaction fees stood at $5.45 per transaction, on average, however, ETH transaction fees reached a historical average daily high of $69.92 in March 2021. While it is possible that increased transaction fees could result in more revenue for our business, increased fees and decreased settlement speeds could preclude certain uses for cryptocurrencies (e.g., micropayments), and could reduce demand for, and the price of, cryptocurrencies, which could adversely affect an investment in our ADSs.
Open source digital asset networks, such as the Bitcoin and Ethereum networks, may adopt changes to their protocols and software over time which could negatively impact our business and operations.
The governance of decentralized digital asset networks, such as the Bitcoin network, is by voluntary consensus and open competition. As a result, there may be a lack of consensus or clarity on the governance of any particular decentralized digital asset network, which may stymie such network’s utility and ability to grow and face challenges. For example, as an open source project, Bitcoin is not represented by an official organization or authority. Since its introduction, Bitcoin has been under active development by a group of uncompensated engineers known as core developers, who work on the reference implementation, Bitcoin Core. The role of core developers may evolve over time, largely based on self-determined participation. These contributors can propose refinements or improvements to the Bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the Bitcoin network and the properties of Bitcoin. If a significant majority of users and miners adopt amendments to a decentralized network based on the proposals of such core developers, such network will be subject to new protocols. Certain modifications may have an adverse effect on a digital asset network or the value of a digital asset, or may have unintended consequences. For example, development of the Bitcoin software has increasingly focused on modifications of the Bitcoin protocol to enhance speed and scalability. Such projects may have the effect of increasing the data flow on the Bitcoin network and could either “bloat” the size of the blockchain or result in slower confirmation times.
In particular, Ethereum is the subject of ongoing community development efforts to make significant alterations to the Ethereum protocol, which could impact our business as we expect to begin mining Ethereum. In the second half of 2020, Ethereum began the first of several stages of an upgrade called Serenity, or Ethereum 2.0. Ethereum 2.0. is a new iteration of Ethereum that would amend its consensus mechanism to include proof-of-stake and sharding. The purpose of sharding is to increase scalability of a database, such as a blockchain, by splitting the data processing responsibility among many nodes,allowing for parallel processing and validation of transactions. This contrasts with the existing Ethereum network, which requires each node to process and validate every transaction. The current version of Ethereum also contains a “difficulty bomb,” under which mining will become extraordinarily difficult over time, thereby encouraging miners to switch to proof-of-stake and join the Ethereum 2.0 fork. In January 2020, a network upgrade called Muir Glacier was implemented in order to delay this difficulty bomb as the Ethereum community continued to prepare for the switch to proof-of-stake. These upgrades may result in a fork of the Ethereum Network, introduce bugs or flaws into the Ethereum software, or have unintended and unforeseen consequences, each of which may adversely affect the value of Ethereum.
To the extent modifications to digital asset for digital assets that we mine are adopted that reduce the value of or demand for the digital asset, it would have an adverse effect on our business and investment in our ADSs.

The decentralized governance and open-source nature of digital asset networks may cause them to be slow to react to challenges, which could adversely affect the value of the digital asset, and in turn, adversely affect our business.
The networks underlying several digital assets, such as Bitcoin, operate based on an open-source protocol maintained by a group of uncompensated volunteer developers. Consequently, there may be a lack of financial incentive for developers to maintain or develop the network, and the developers may lack the resources to adequately address emerging issues with the relevant digital asset protocol. There can be no assurance that the core developers of a digital asset network will continue to be involved in the network, or that new volunteer developers will emerge to replace them. To the extent that material issues arise with a digital asset protocol and the developers are unable or unwilling to address the issues adequately or in a timely manner, the digital asset may diminish in value or become worthless. In addition, several digital assets, including Bitcoin and other digital assets we may mine or hold, rely on decentralized participants to operate the digital asset network through verifying transactions in digital assets on an ongoing basis. The failure of decentralized participants to continue to maintain a network by verifying digital asset transactions may result in the relevant digital asset losing value or becoming worthless. The occurrence of any failures or malfunctions above could lead to substantial losses for us and, accordingly, adversely impact an investment in our ADSs.
Proof-of-work digital asset networks rely on decentralized miners for the network to function, and a reduction in the support of miners could adversely affect the value of the digital asset, and in turn, adversely affect our business.
Cryptocurrency mining for proof-of-work networks involves substantial commitments of physical resources, such as space and purpose-built hardware, and involves substantial ongoing commitments in power to run the network that is performing the mining. If at any time the rewards provided for mining become less valuable than the costs and expenses of running a mining operation, it can be expected that mining of such digital asset would greatly decline or even cease. For example, around the time of the Bitcoin reward halving in May 2020, the total network hash rate on the Bitcoin network declined by approximately 30%. Other external factors, such as a government taking action to prohibit or otherwise regulate mining activity could also result in a reduction in miners, as seen in China during June and July 2021. The cessation of mining operations would materially harm, if not shut down completely, the ability of the distributed network to verify transactions in such digital asset. A significant reduction in the number of miners may expose a digital asset network’s verification process to deliberate manipulation by malicious actors that come to control the verification process.
If the awards and fees paid for maintenance of a digital asset network are not sufficiently high to incentivize miners, miners may respond in a way that reduces confidence in the network. For example, Bitcoin miners collect fees for each transaction they confirm. Miners validate unconfirmed transactions by adding the previously unconfirmed transactions to new blocks in the blockchain. Miners are not forced to confirm any specific transaction, but they are economically incentivized to confirm valid transactions as a means of collecting fees. To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the blockchain. Historically, miners have accepted relatively low transaction fees and have not typically elected to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools to reject low transaction fees), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the blockchain.
Any systemic delays in the recording and confirmation of transactions on a digital asset network could result in greater exposure to double-spending transactions and a loss of confidence in certain or all digital asset networks, or conversely, higher transaction fees on such digital asset networks, either of which could have a material adverse effect on our business, prospects, financial condition, and operating results.
The transition of digital asset networks from proof-of-work mining algorithms to proof-of-stake validation may significantly impact the value of our capital expenditures and investments in machines and real property to support proof-of-work mining, which could make us less competitive and ultimately adversely affect our business and the value of our ADSs.
Proof-of-stake is an alternative method of validating digital asset transactions. Proof-of-stake algorithms do not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain; instead, the validator of the next block is determined by reference to the amount of digital assets a user has “staked” and the amount of time it has been “staked,” which typically generates payments to such user in additional digital assets. Should a digital asset network shift from a proof-of-work validation method to a proof-of-stake method, the transaction verification process (i.e., “mining” or “validating”) would require less power and may render any company that maintains advantages in the current climate with respect to proof-of-work mining (for example, from lower-priced electricity, processing, real estate, or hosting) less competitive. For example, the Ethereum blockchain is currently undergoing a transition from proof-of-work to proof-of-stake and, if successful, Ethereum mining equipment and other investments in Ethereum mining operations could become obsolete or be repurposed for mining other cryptocurrencies, which may be less profitable. If any of the cryptocurrencies we mine shift to proof-of-stake validation, we may lose the benefit of our capital investments and the competitive advantage we hope to gain from these capital investments, which were intended to improve the efficiency of our digital asset mining operations only with respect to proof-of-work networks. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects, financial condition, and operating results.
Growth in the popularity and use of proof-of-stake blockchain networks may adversely affect our business.
Currently, proof-of-work digital asset networks, such as Bitcoin, enjoy a first-to-market advantage over proof-of-stake networks and dominate the cryptocurrency markets. As the digital asset community continues to develop and advance proof-of-stake technologies, proof-of-stake networks may offer actual or perceived advantages over proof-of-work networks. If preferences in the cryptocurrency markets shift away from proof-of work networks and proof-of-stake networks achieve widespread adoption, it could attract users away from Bitcoin and the other proof-of-work cryptocurrencies we mine, which could have a material adverse effect on our business, our prospects or operations and potentially the value of cryptocurrencies we may mine or otherwise acquire or hold for our own account.
We have exposure to proof-of-stake networks through certain digital asset holdings and plan to increase such exposure in the future through Argo Labs. Such networks are generally not as widely adopted as proof-of-work networks and may be untested at scale. If proof-of-stake networks do not function as intended, our investments could be negatively affected, which may in turn adversely affect our business.
While a primary advantage of a proof-of-stake system is that it is far less power intensive than a proof-of-work system, this may result in lower barriers for entry, which may allow for increased participation by malicious actors with small stakes that attempt to manipulate the blockchain, or increase the risk that the digital asset will experience one or more forks, which could impact its value.
Some proof-of-stake networks require customer assets to be transferred into smart contracts on the underlying blockchain networks, which are not under our or anyone’s control. If the validators or delegators staking digital assets, any third-party service providers, or smart contracts fail to behave as expected, suffer cybersecurity attacks, experience security issues, or encounter other problems, such digital assets may be irretrievably lost. In addition, certain proof-of-stake networks dictate requirements for participation in the relevant decentralized governance activity, and may impose penalties, or “slashing,” if the relevant activities are not performed correctly, such as if the staker, delegator, or validator acts maliciously on the network, “double signs” any transactions, or experiences extended downtimes. If we or any projects we are invested in are slashed by the underlying blockchain network, we may experience losses. Furthermore, certain types of staking require the payment of transaction fees on the underlying blockchain network and such fees can become significant as the amount and complexity of the transaction grows, depending on the degree of network congestion and the price of the underlying digital asset. Any penalties or slashing events, or technological errors or vulnerabilities associated with staking activities could result in the loss of digital assets, and adversely impact our business.
Founders of digital assets or digital asset networks may also retain large amounts of a generated digital asset, which may result in such founders having an effective veto or ability to control the digital asset or its associated proof-of-stake blockchain network. As returns associated with staking are connected to the amount of the wealth staked, proof-of-stake systems may encourage hoarding of the digital asset. While there are advantages to having users “buy in” to a digital asset and support its development, excessive hoarding reduces the “decentralized” nature of verification of the blockchain and may impair the spread of such digital asset, including interfering with the widespread adoption of such digital assets for use in transactions.
Proof-of-stake networks are newer and generally not as widely used as proof-of-work networks, and may be untested at scale. As a result, proof-of-stake networks may not work as intended. If proof-of-stake networks do not function as intended, or fail to gain adoption, the value of digital assets relying on proof-of-stake consensus may be negatively affected, which could adversely affect the value of our investments and our business.

If the smart contract-based digital assets and decentralized technologies in which we are or become invested in, such as Ethereum and DeFi, suffer from errors or attacks, or become subject to regulatory oversight or enforcement action, our investments could be negatively affected, which may have an adverse effect on our business.
Smart contracts are programs that run on certain digital asset networks, such as the Ethereum network and others, that execute automatically when certain conditions are met. Since smart contracts deployed on a blockchain typically cannot be stopped or reversed once the conditions are met, vulnerabilities in their programming can have damaging effects. For example, in June 2016, a vulnerability in the smart contracts underlying “The DAO”, a distributed autonomous organization for venture capital funding, allowed an attack by a hacker to steal approximately $60 million worth of Ethereum from The DAO’s Ethereum wallets. In the aftermath of the theft, certain developers and core contributors pursued a “hard fork” of the Ethereum Network in order to erase any record of the theft. Despite these efforts, the price of Ethereum dropped approximately 35% in the aftermath of the attack and subsequent hard fork. Similarly, in March 2020, a design flaw in the MakerDAO smart contract on Ethereum caused forced liquidations of digital assets at significantly discounted prices, resulting in millions of dollars of losses to users who had deposited crypto assets into the smart contract. Any such vulnerabilities or flaws that emerge or are discovered in the future could cause smart contract-based digital assets, including those we directly hold or have exposure to through our investments, to suffer negative publicity, be exposed to security vulnerabilities, decline significantly in value, or lose liquidity all of which could adversely impact our business.
In limited cases, smart contracts can be controlled by one or more “admin keys” or users with special privileges (“super users”). These users have the ability to unilaterally make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data, and make other changes to the smart contract. For smart contracts that hold a pool of reserves, these users may also be able to extract funds from the pool, liquidate assets held in the pool, or take other actions that decrease the value of the assets held by the smart contract in reserves. Even for digital assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super user or group of core members unilaterally makes adverse changes to a smart contract, the design, functionality, features and value of the smart contract and its related digital assets may be harmed. In addition, digital assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable and irrecoverable. These super users can also become targets of hackers and malicious attackers. If an attacker is able to access or obtain the super user privileges of a smart contract, or if a smart contract’s super-users or core community members take actions that adversely affects the smart contract, the affected digital assets may experience significant losses in functionality or value.
DeFi refers to a variety of blockchain-based applications or protocols that provide for peer-to-peer financial services using smart contracts and other technology rather than such services being offered by central intermediaries. Common DeFi applications include borrowing/lending digital assets, and providing liquidity or market making in digital assets. Because DeFi applications and protocols generally rely on the same types of underlying technologies as digital assets, most risks applicable to digital assets (including phishing, hacking, and risks related to blockchain networks) are also applicable to DeFi protocols and hence any investment by us into DeFi protocols and related digital assets will be subject to these same risks. Similarly, because DeFi applications rely on smart contracts, any errors, bugs or vulnerabilities in smart contracts used in connection with DeFi activities may adversely affect such activities. In addition, a malicious actor can exploit the structure of one or a series of smart contracts or applications in ways that do not technically constitute exploitation of a “bug” or flaw in the smart contract or application. For example, such an exploit has occurred repeatedly in the Ethereum DeFi ecosystem, whereby a decentralized exchange or lending application is designed to reference an external pricing source for a particular digital asset to determine when to liquidate collateral. By manipulating the price of the particular digital asset on a third-party platform (such as digital asset exchange), the pricing source used by the decentralized exchange or application is consequently manipulated, which then leads to uneconomic collateral liquidations on the decentralized exchange or application. Such errors or manipulation could undermine confidence in DeFi projects or otherwise negatively affect the value of our investments in DeFi projects, which could negatively impact our business.
In parallel with the wider digital assets sector, DeFi applications and protocols are subject to an uncertain regulatory environment. In part due to its early stage nature, DeFi is subjected to intense scrutiny from financial regulators and governments, who, for the most part, find the complexities in the technology and the idea of a lack of identifiable regulated intermediaries, extremely challenging. Accordingly, the use of DeFi applications may be subject to more risks than engaging in similar activities through regulated financial intermediaries. In addition, in certain decentralized protocols, it may be difficult or impossible to verify the identity of a transaction counterparty as necessary to comply with any applicable anti-money laundering, countering the financing of terrorism, or sanctions regulations or controls. As DeFi applications and protocols become more popular and gain adoption, the response of regulators to DeFi products will become an increasing risk. If the DeFi projects in which we are invested become subject to regulatory oversight or are subject of regulatory enforcement actions, our investment could be adversely affected which may have a negative impact on our business.
A temporary or permanent blockchain “fork” to any digital asset which we mine or otherwise hold could adversely affect our business.
Many digital asset networks, including Bitcoin, are open source. Anyone can download the network software, modify it, and then propose that users and miners adopt the modification. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and such digital asset networks may continue to function without disruption. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., a “split”) of the impacted digital asset network and respective blockchain, with one prong running the pre-modified software and the other prong running the modified software. The effect of such a fork would be the existence of two parallel versions of the Bitcoin or other digital asset network, as applicable, running simultaneously, but with each split network’s digital asset lacking interchangeability.
The Bitcoin protocol been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash ABC, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold and others. Some of these forks have caused fragmentation among trading platforms as to the correct naming convention for the forked digital assets.
Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked digital assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked digital assets, and which results in further confusion to individuals as to the nature of assets they hold on digital asset trading platforms. In addition, several of these forks were contentious and as a result, participants in certain digital asset user and developer communities may harbor ill will toward other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of Bitcoin, Zcash, Ethereum or any of their forked alternatives.
Furthermore, hard forks can lead to new security concerns. For instance, when the Bitcoin Cash and Bitcoin Cash SV network split in November 2018, “replay” attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Bitcoin, resulting in significant losses to some digital asset trading platforms. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making digital asset networks that rely on proof-of-work more susceptible to attack in the wake of a fork.
Future forks may occur at any time. However, Ethereum is currently in the process of implementing network upgrades to amend its consensus mechanism to include proof-of-stake and sharding. This upgrade may result in a fork of the Ethereum Network. A fork can lead to a disruption of networks and our information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of our assets. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we have no intention of supporting an asset compromised by a fork.
Digital asset trading platforms may be subject to varying levels of regulation, which exposes our digital asset holdings to risks.
While certain digital assets may be traded through one or more exchanges or trading platforms of varying quality, digital assets as a class do not have a central marketplace for exchange. Digital asset platforms on which digital assets may trade pose special risks, as these platforms are generally new and the rules governing their activities are unsettled and their activities may be largely unregulated or under-regulated, and may therefore be more exposed to theft, fraud, and failure than established, regulated exchanges for other products.

Digital asset platforms may be start-up businesses with limited institutional backing, limited operating history, and no publicly available financial information.
Digital assets traded on a blockchain do not rely on a trusted intermediary or depository institution. The participation in trading platforms requires users to take on credit risk by transferring digital assets from a personal account to a third party’s account. Accordingly, we are exposed to credit risk with respect to our counterparties in each transaction, including transactions directly with a counterparty sourced through an exchange or over the counter trading desk, as well as transactions directly with such an exchange. Digital asset exchanges may impose daily, weekly, monthly, or customer-specific transaction or distribution limits or suspend withdrawals entirely, rendering the exchange of digital assets for fiat currency difficult or impossible. Additionally, digital asset prices and valuations on exchanges have been volatile and subject to influence by many factors, including the levels of liquidity on particular platforms and operational interruptions and disruptions. The prices and valuation of digital assets remain subject to any volatility experienced by trading platforms, and any such volatility can adversely affect our digital asset holdings and the value of the digital assets we mine. It is possible that while engaging in transactions with various digital asset platforms located throughout the world, any such platform may cease operations voluntarily or involuntarily due to theft, fraud, security breach, liquidity issues, or government investigation without any recourse available to us.
Digital asset platforms are appealing targets for cybercrime, hackers, and malware and have been shut down or experienced losses of assets placed on the exchange as a result of cybercrime, and any such event is likely to result in the complete loss of assets placed on such a platform. Any governmental or regulatory action against such a digital asset trading platform may cause assets on such exchange to become frozen for a substantial period of time or forfeited, and could result in material opportunity costs or even in the total loss of such assets. In addition, banks may refuse to process or support wire transfers to or from digital asset trading platforms.
There are a limited number of digital asset trading platforms in operation, and many operate in jurisdictions outside of the United States. Trading on digital asset platforms outside of the United States may involve certain risks not applicable to trading on digital asset exchanges that operate in the United States. Foreign markets may be subject to instability, temporary closures due to fraud, business failure, local capital requirements or government-mandated regulations. Digital asset platforms located outside the United States may not be subject to regulatory, investigative, or prosecutorial authority through which an action or complaint regarding missing or stolen digital assets may be brought. Additionally, due to lack of globally consistent treatment and regulation of digital assets, certain platforms located outside the United States may not be currently available to, or may in the future become unavailable to, certain persons or entities based on their country of domicile, including the United States. While we perform diligence on our counterparties and any digital asset trading platforms that we may use, it may be difficult, or even impossible, to sufficiently verify the ultimate ownership and control of a digital asset trading platform and other information for evaluating the risks associated with such counterparty or platform. Any of our digital assets that reside on a trading platform that shuts down may be permanently unrecoverable, misapplied or otherwise lost. Additionally, to the extent that the digital asset platforms representing a substantial portion of the trading volume in particular digital asset are involved in fraud or experience security failures or other operational issues, such failures may result in loss or less favorable prices of the digital assets and may adversely affect our business and our operations, and consequently, an investment in our ADSs.
There may be a lack of liquid markets for digital assets, including Bitcoin, and such markets may be subject to manipulation.
Digital assets may not necessarily benefit from viable trading markets. Traditional securities and derivatives exchanges have listing requirements and vet issuers, requiring them to be subjected to rigorous listing standards and rules and monitoring investors transacting on such platform for fraud and other improprieties. These conditions may not be replicated on a digital asset trading platforms with less regulatory oversight than a traditional exchange’s controls and other policies. Digital asset trading platforms that do not maintain high standards and controls for vetting users that transact on the platform may be exposed to higher risk of fraud or manipulation. These factors may decrease liquidity or volume or may otherwise increase volatility of digital assets on such platforms, which may adversely affect us. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other digital assets we mine or otherwise acquire or hold for our own account, and harm our investors.

We may face risks of internet disruptions, which could have an adverse effect on both the price of digital assets and our ability to operate our business.
Digital asset networks, and our business of mining cryptocurrencies, are dependent upon the internet. A significant disruption in internet connectivity could disrupt a digital asset network’s operations until the disruption is resolved and have an adverse effect on the price of cryptocurrencies and our ability to mine cryptocurrencies. A broadly accepted and widely adopted decentralized network is necessary for most digital assets networks to function as intended. Features of digital asset networks, such as decentralization, open source protocol, and reliance on peer-to-peer connectivity, are essential to preserve the stability of the network and decrease the risk of fraud or cyber-attacks. A disruption of the internet or a digital asset network would affect the ability to transfer digital assets, and consequently, their value, as well as our ability to mine digital assets. A significant disruption of internet connectivity (e.g., affecting large numbers of users or geographic regions) could prevent a digital asset network’s functionality and operations until the internet disruption is resolved.
A disruption of the internet may affect the functioning of digital asset networks and the use of digital assets and subsequently the value of our ADSs.
The impact of geopolitical and economic events on the supply and demand for digital assets is uncertain.
Geopolitical crises may motivate large-scale purchases of Bitcoin and other digital assets, which could increase the price of Bitcoin and other digital assets rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in digital assets as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.
As an alternative to fiat currencies or CBDCs that are backed by central governments, most digital assets, which are a relatively new type of asset, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our ADSs. Political or economic crises may motivate large-scale acquisitions or sales of digital assets either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or any other digital assets we mine or otherwise acquire or hold for our own account.
Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in digital assets or tracking digital asset markets.
We compete with other users and/or companies that are mining digital assets and other potential financial vehicles that seek to provide exposure to digital asset prices, including securities backed by, or linked to, digital assets. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in certain financial vehicles, or to invest in digital assets directly, which could limit the market for our ADSs and reduce their liquidity. In addition, the emergence of other financial vehicles and exchange-traded funds that provide exposure to digital asset prices have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applied to our business and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our ADSs.
The global market for digital assets is generally characterized by supply constraints that may differ from those present in the markets for commodities or other assets such as gold and silver. The mathematical protocols under which certain digital assets are mined permit the creation of a limited, predetermined amount of currency, while others have no limit established on total supply. To the extent that other vehicles investing in digital assets or tracking digital asset markets form and come to represent a significant proportion of the demand for digital assets, large redemptions of the securities of those vehicles and the subsequent sale of digital assets by such vehicles could negatively affect digital assets prices and therefore affect the value of the digital asset inventory we hold.
There has also been a growing a number of attempts to list on national securities exchanges the shares of funds that hold Bitcoin and other cryptocurrencies or that have exposures to Bitcoin and other cryptocurrencies through derivatives, such as Bitcoin-based exchange traded funds (“ETFs”). These investment vehicles attempt to provide institutional and retail investors exposure to markets for cryptocurrencies and related products. To date, the SEC has repeatedly denied such requests. The exchange listing of shares of a Bitcoin ETF or other cryptocurrency-based funds would create more opportunities for institutional and retail investors to invest more directly in Bitcoin or other cryptocurrencies that may be more attractive than an investment in our ADSs, and consequently, have a negative impact on the price of our ADSs. Conversely, if exchange-listing requests for an ETF are not approved by the SEC and further requests are ultimately denied by the SEC, increased investment interest by institutional or retail investors could fail to materialize, which could reduce the demand for digital assets generally and therefore adversely affect the price of our ADSs.
Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin, Zcash or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and harm investors in our ADSs.
The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the IFRS Foundation, International Accounting Standards Board, or the IASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the IASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, there has been limited precedents for the financial accounting of cryptocurrencies and related valuation and revenue recognition, and no official guidance has been provided by the IASB or the SEC. As such, there remains significant uncertainty on how companies can account for cryptocurrencies transactions, cryptocurrencies, and related revenue. Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results and financial condition.
Risks Related to Third Parties
We rely on a third-party custodian for the long-term holding of our digital assets, and actual or perceived security threats could result in the loss of our assets, which would have an adverse impact on our ADSs.
We rely on third parties to safeguard our digital assets from theft, loss, destruction or other issues relating to hackers and technological attack, including Gemini Custody, a product of the Gemini Trust Company, LLC (the “Custodian”) for our long-term Bitcoin holdings. Such parties are responsible for taking such steps as they determine, in their sole judgment, to be required to maintain access to the private keys controlling our digital assets and prevent their exposure from hacking, malware and general security threats, including the use of “cold storage,” of our long-term holdings. These safeguards may be breached due to the actions of outside parties, our third-party service providers or partners, error or malfeasance of an employee of ours, the Custodian or otherwise, and, as a result, an unauthorized party may obtain access to our assets held with the Custodian, our private keys (and therefore the digital assets) or other data. Additionally, threat actors may attempt to fraudulently induce our employees or those of the Custodian to disclose sensitive information (including personal data) in order to gain access to our or the Custodian’s infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, either or both of the Company and the Custodian or other service providers may be unable to anticipate these techniques or implement adequate preventative measures. In addition, these third parties, including the Custodian, may become insolvent, in which case we may have difficulty accessing digital assets held by those third parties and may even lose all or a portion of the digital assets held by such parties. Financial difficulty, fraud or misrepresentation at one of these institutions could also impair our operational capabilities or capital position. An actual or perceived security breach (including data, cyber and physical) at the Custodian could harm our ability to operate, result in loss of our assets, damage our reputation and negatively affect the market perception of our effectiveness, all of which could in turn adversely affect the value of our ADSs.
The limited rights of legal recourse against the custodians of our digital assets available to us and our lack of insurance protection for risk of loss of our digital assets exposes us to the risk of loss of our digital assets for which no person may ultimately be held liable and we may not be able to recover our losses.
We do not insure the digital assets that we hold against loss, including losses due to theft, destruction, inability to access digital assets or loss in value. While the Custodian holding our long-term digital asset holdings has indicated to us that it has insurance coverage of up to $200 million that covers losses of the digital assets it custodies on behalf of its clients, including our digital assets, resulting from theft, we cannot be assured that the Custodian will maintain adequate insurance or that such coverage will cover all theft-related losses with respect to our digital assets. For example, if the Custodian suffered a theft resulting in losses greater than $200 million, claims would be distributed pro rata among affected clients. Furthermore, under the custodian agreement, the Custodian is not liable to us for any lost profits or any direct, special, incidental, indirect, intangible, or consequential damages, whether based in contract, tort, or negligence, and whether or not the Custodian has been advised of such losses or the Custodian knew or should have known of the possibility of such damages. In addition, our digital assets held by the Custodian and the digital asset trading platforms we use are not deposits insured by the Federal Deposit Insurance Corporation and are not protected by the Securities Investor Protection Corporation. In the UK, the digital assets held by the Custodian and the digital asset trading platforms we use are not protected by the Financial Services Compensation Scheme. In Canada, our digital assets held by the Custodian and the digital asset trading platforms we use are not insured by the Canadian Deposit Insurance Corporation and are not protected by the Canadian Investor Protection Fund. Therefore, a theft-related loss may be suffered with respect to our digital assets which is not covered by insurance and we may not be able to recover any of the value in these digital assets if they are lost or stolen. Certain of the digital asset trading platforms we use are located outside of Western Europe and North America, and we may also have difficulty in successfully pursuing claims in the courts of such countries or enforcing in the courts of such countries a judgment obtained by us in another country. In general, certain less developed countries lack fully developed legal systems and bodies of commercial law and practices normally found in countries with more developed market economies, and even in more developed market economies, digital assets can present novel challenges with potential uncertainties in applying existing case law or legislation to new or novel scenarios. If we are not otherwise able to recover losses and damages arising from the loss or theft of our digital assets, our business and results of operations may suffer, which may have a material negative impact on our ADS price.
We may store our digital assets on digital asset trading platforms that are less secure than that of our Custodian, which could subject our digital assets to the risk of loss or access.
Although we rely on the Custodian to secure our long-term digital asset holdings, we also store our digital assets on various digital asset trading platforms, including through “hot” wallets, which requires us to rely on the security protocols of these trading platforms to safeguard our digital assets. No security system is perfect and other trading platforms have been subject to hacks resulting in the loss of businesses’ and customers’ digital assets in the past. Such trading platforms may not be as well capitalized as the Custodian and (i) may have different or less adequate security procedures and operational infrastructure than the Custodian, (ii) may not have insurance to a level necessary to cover any loss or (iii) may not recompensate for loss where permitted under the laws of the relevant jurisdiction. In addition, malicious actors may be able to intercept our digital assets when we transact in or otherwise transfer our digital assets, such as moving our digital assets from long-term cold storage with the Custodian to our accounts at a trading platform or other “hot” wallets. Malicious actors may also be able to intercept our digital assets while we are in the process of selling them via such trading platforms. Digital asset trading platforms have been an appealing target for malicious actors in the past, and given the growth in their size and their relatively unregulated nature, we believe these trading platforms will become a more appealing target for malicious actors. An actual or perceived security breach at the digital asset trading platforms with which we have accounts could harm out ability to operate, result in loss of our assets, damage our reputation and negatively affect the market perception of our effectiveness, all of which could adversely affect the value of our ADSs.
Disruptions at over-the-counter (“OTC”) trading desks and potential consequences of an OTC trading desk’s failure could adversely affect our business.
There are a limited number of over-the-counter (i.e., non-exchange) traders with which we intend to transact in digital assets to convert our digital assets to fiat currencies. A disruption at or withdrawal from the market by any such OTC trading desk may adversely affect our ability to purchase or sell digital assets, which may negatively impact our business and operations. A disruption at one or more OTC trading desks will reduce liquidity in the market and may negatively impact our ability to value our Bitcoin. If our preferred OTC trading desks are unavailable to us, we may not be able to liquidate our Bitcoin at favorable prices, or we may be subject to unfavorable trading fees and associated costs.
Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in digital asset-related activities or that accept digital assets as payment, including financial institutions of investors in our ADSs.
In the future, we may be unable to find banks or financial institutions that are willing to provide us with bank accounts and other services or such service may be interrupted by government action, as has happened to other companies in our industry. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company. A decision by any such entity to adopt or implement such policies, rules or regulations, could negatively affect our relationships with such financial institutions and impede our ability to convert digital assets to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and harm investors.
We are exposed to risk of nonperformance by counterparties in our power supply arrangements, including our counterparties under the planned power arrangements.
We are exposed to risk of nonperformance by counterparties in our power supply arrangements, whether contractual or otherwise. Risk of nonperformance includes inability or refusal of a counterparty to perform because of a counterparty’s financial condition and liquidity or for any other reason. For example, our counterparties under the planned power arrangements may be unable to deliver the required amount of power for a variety of technical or economic reasons. Furthermore, there is a risk that during a period of power price fluctuations or prolonged or sharp power price increases on the market, our counterparties may find it economically preferable to refuse to supply power to us, despite the contractual arrangements. Any significant nonperformance by counterparties, could have a material adverse effect on our business, prospects, financial condition, and operating results.
Risks Related to Cryptocurrency Mining
There are risks related to technological obsolescence, the vulnerability of the global supply chain for cryptocurrency mining hardware to disruption, and difficulty in obtaining new hardware which may have a negative effect on our business.
Our mining operations can only be successful and ultimately profitable if the costs, including hardware and electricity costs, associated with mining cryptocurrencies, including Bitcoin, are lower than the revenue we are able earn from mining such cryptocurrencies. Over the course of our mining operations, our mining machines experience ordinary wear and tear, and may also face more significant malfunctions caused by a number of extraneous factors beyond our control. In addition, advances in mining technology will require us to, over time, replace those mining machines which are no longer profitable. These repair and upgrading processes require substantial and continuous capital investment, and we may face challenges in doing so on a timely and cost-effective basis. In addition, there is no guarantee that our mining machines will be free from defect or failure, and any such failures or defects could require us to seek replacements for newly acquired mining machines.
For example, we purchased more than 15,000 Bitmain Antminer 17 series mining machines in 2019 and 2020. Since deployment, our Antminer 17 series fleet has experienced a failure rate of 38%. While we are currently taking steps to mitigate such issues, there can be no assurance that we will be successful in doing so, or that we will be able to successfully replace such machines, if necessary, in a timely manner or at all. As new technological innovations occur, including in quantum computing, there are no assurances that we will be able to adopt or effect such new innovations, or that we will be able to acquire new and improved equipment to stay competitive or that our existing software or other equipment will not become obsolete, uncompetitive or inefficient. Disruption to our supply chain could prevent us from acquiring this software and any other equipment required to operate our business and remain competitive, which could have a material adverse effect on our business, results of operations and financial condition.

We face competition in acquiring mining machines from major manufacturers, and at a given time, mining machines may only be available for pre-order months in advance. For example, the lead time for new mining hardware from our manufacturers varies from three to 12 months depending on a number of factors, including: the manufacturer, type of hardware and technology, and market conditions. When mining conditions are favorable, the lead time usually increases from all suppliers and manufacturers in the industry and tends to be between six to 12 months. If we are unable to acquire new mining machines, or if our cost for new mining machines is excessively high, we may not be able to keep up with our competitors, which may materially and adversely affect our business and results of operations. In some periods, the industry has experienced, and we expect may experience again in the future, a scarcity of advanced mining machines, as few manufacturers are capable of producing a sufficient number of mining machines of adequate quality to meet demand. We have acquired, and may continue to acquire in the future, mining machines through our third-party hosting providers that have relationships with equipment suppliers. Such orders are typically in “bulk” and therefore there is no guarantee that we will receive our full allocation of mining machines if the supplier does not deliver the full order. Furthermore, as we transition to operating our own facilities, we will be required to establish and maintain relationships with mining machine manufacturers directly, and we may face competition from larger or other preferred customer relationships. As a result of intense competition for the latest generation mining machines, or if we unexpectedly need to replace our mining machines due to a faulty shipment or other failure, we may not be able to secure replacement machines at reasonable costs on a timely basis.
Various COVID-19-related restrictions on travel, work, and movement of goods and supplies, as well as the cumulative impact of the mounting number of lost working days as a result of COVID-19 has already put strain on our manufacturing partners and suppliers to produce and deliver a sufficient number of products needed to meet the global demand for mining machines. This has had a particularly strong impact on the global supply chain and availability of semiconductors, which are used in the manufacture of the ASIC chips used in the mining machines we operate. The strain on the global supply of semiconductors, largely stemming from manufacturing interruptions due to COVID-19-related disruptions, has resulted in decreased production across many industrial sectors. Should similar outbreaks or other disruptions to the global supply chain for cryptocurrency hardware occur, we may not be able to obtain adequate replacement parts for our existing mining machines or to obtain or to lease additional mining machines from manufacturers or other third parties on a timely basis. Such events could have a material adverse effect on our ability to pursue our business strategy, which could have a material adverse effect on our business and the value of our ADSs.
Our mining facilities and mining equipment may experience damages, including damages that are not covered by insurance.
Our current mining operations in Canada and the United States are, and any future mining facilities we establish or which we mine from will be, subject to a variety of risks relating to physical condition and operation, including:
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the presence of construction or repair defects or other structural or building damage;

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any noncompliance with, or liabilities under, applicable environmental, health or safety regulations or requirements or building permit requirements;

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any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

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claims by employees and others for injuries sustained at our properties.

For example, our facilities could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the facility or infrastructure on which it relies. The security and other measures we take to protect against these risks may not be sufficient or may be outside of our control. Additionally, our hosted and owned facilities could be materially adversely affected by local or regional failures in infrastructure, a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity (including but not limited to increased charges or costs applicable to specific sectors in line with national or regional policies). Given the power requirement, it would not be feasible to run our mining machines on back-up power generators in the event of a power outage. We cannot control the supply of electricity used by its operations nor do we have alternate sources of off-grid supply.

The potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The impacts of climate change may materially and adversely impact the cost, production and financial performance of our operations. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our infrastructure, which could disrupt our supply chain and ultimately our business operations. In addition, disruption of transportation and distribution systems could result in reduced operational efficiency. Climate related events have the potential to disrupt our business and may cause us to experience higher attrition, losses and additional costs to resume operations.
The performance and reliability of our mining technology will also be critical to our reputation and our operations. If there are any technological issues with our mining equipment, our entire fleet could be affected. In particular, any error or failure may significantly delay response times or even cause our mining operations to fail. For example, we purchased more than 15,000 Bitmain Antminer 17 series mining machines in 2019 and 2020. Since deployment, our Antminer 17 series fleet has experienced a failure rate of 38%. A majority of the failures occurred due to manufacturing defects and flaws, and primarily involved hash boards overheating and burning out, which we understand have been experienced across the industry with the model. While we are currently taking steps to mitigate such issues, such as the implementation of new technologies and processes like immersion cooling technology, there can be no assurance that we will be successful in doing so. Any disruption in our ability to continue mining could result in lower yields and harm our reputation and business. Any exploitable weakness, flaw, or error common to our mining equipment may affect our ability to mine, and if a defect other flaw is exploited, our entire mining operation could go offline simultaneously. Any interruption, delay or system failure could have a material adverse effect on our business, prospects, financial condition, and operating results.
In the event of an uninsured loss, including a loss in excess of insured limits, at any of the hosted or owned facilities in our network, such mining machines may not be adequately repaired in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mining machines.
We rely on third-party mining pool operators to pay us mining rewards, the failure of which would have a negative impact on our operations.
We currently participate in mining pools organized by third parties to receive our mining rewards. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network, as well as provide ancillary services such as dashboard and other monitoring software. The rewards are collected by the pool operator and then distributed by the pool operator to each miner in the pool, proportionally to a miner’s contribution to the pool’s overall mining power, used to generate each block.
If the pool operator’s system suffers downtime due to a cyberattack, software malfunction or other similar issue, it will negatively impact our ability to mine and receive revenue. Furthermore, we are dependent on the accuracy of the mining pool operator’s record keeping to accurately record the total processing power provided to the pool for a given Bitcoin or other cryptocurrency mining application in order to assess the proportion of that total processing power we provided. While we have internal methods of tracking both our power provided and the total power used by the pool, the mining pool operator uses its own record-keeping to determine our proportion of a given reward. We may have little means of recourse against the mining pool operator if we fail to receive a payout or determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from our mining pool operators, we may experience reduced reward for these efforts, which would have an adverse effect on our business and operations. In addition, our proportion of mining rewards are temporarily held by the operator of the pool until they are distributed to us. During this time, our cryptocurrency may be subject to risk of loss due to theft or loss, among other things, and distributions of our cryptocurrency from the pool operator to our Custodian or other wallets may be intercepted by malicious actors.
If the pool operator ceases to provide services (whether related to a cyberattack, software malfunction or other similar issue) or discovers a shortfall in the digital assets held by the pool, the revenue generated by us from the pool may never be paid to us, and we may have little means of recourse against the mining pool operator.

The primary cryptocurrencies for which we currently mine, Bitcoin and Zcash, are subject to halving; the cryptocurrency reward for successfully uncovering a block will halve several times in the future and the cryptocurrency’s value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.
Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a proof-of-work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, again to 12.5 on July 9, 2016 at block 420,000 and again to 6.25 on May 11, 2020 at block 630,000. The next halving for Bitcoin is expected in 2024 at block 840,000, when the reward will reduce to 3.125. This process will reoccur until the total amount of Bitcoin currency rewards issued reaches 21 million, which is expected around 2140. Currently, the total number of Bitcoin currency rewards issued is approximately 18 million. Similarly, Zcash first halved on November 18, 2020 at block 1,046,400 from 6.25 to 3.125. Zcash will halve every 840,000 blocks. While Bitcoin and Zcash prices have had a history of price fluctuations around the halving of their respective cryptocurrency rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of these cryptocurrencies does not follow these anticipated halving events, the revenue we earn from our mining operations would see a corresponding decrease, which would have a material adverse effect on our business and operations.
We may not be able to secure access to electricity on a sufficiently firm and unrestricted basis or at a price that we are willing to pay.
Cryptocurrency mining is dependent on access to stable and reliable electricity supply. There has been a substantial increase in the demand for electricity for cryptocurrency mining, and this has had varying impacts on local electricity supply. Additionally, we currently rely on renewable sources of power and plan to increase our reliance on renewable sources of power in the future. Renewable power is generally an intermittent and variable source of electricity, which may not always be available. Because the electrical grid has very little storage capacity, the balance between electricity supply and demand must be maintained at all times to avoid a blackout or other cascading problem. Intermittent sources of renewable power are challenging because they disrupt the conventional methods for planning the daily operation of the electrical grid. Their power fluctuates over multiple time horizons, forcing the grid operator to adjust its day-ahead, hour-ahead, and real-time operating procedures.
Should our operations require more electricity than can be supplied in the areas where our mining facilities are located or should the electrical transmission grid and distribution systems be unable to provide the continuous, steady supply of electricity required, we may have to limit or suspend activities or reduce the speed of our proposed expansion, either voluntarily or as a result of either quotas imposed by energy companies or governments, or increased prices for certain users (such as us). If we are unable to procure electricity at a suitable price, we may have to shut down our operations in that particular jurisdiction either temporarily or permanently. Additionally, our cryptocurrency mining machines would be materially adversely affected by a power outage. Given the power requirement, it would not be feasible to run mining machines on back-up power generators in the event of a government restriction on electricity or a power outage, which may be caused by weather, acts of God, wild fires, pandemics, falling trees, falling distribution poles and transmission towers, transmission and distribution cable cuts, other force majeure events in the electricity and natural gas markets and/or the negligence or malfeasance of others. If we are unable to receive adequate power supply and are forced to reduce our operations due to the availability or cost of electrical power, our business would experience materially negative impacts.
Certain government actors have begun to intervene with the supply of electrical energy to cryptocurrency miners. For example, in the Canadian province of Québec, Hydro-Québec (a Crown entity which manages the generation, transmission and distribution of electricity throughout the province) has set rates and service conditions specifically for enterprises involved in cryptocurrency mining as a result of increased electricity demand from cryptocurrency miners. On July 19, 2018, the Régie de l’Énergie (the “Régie”, a provincial administrative tribunal which sets the price of electricity supplied directly by Hydro-Québec) approved a provisional tariff of CA$0.15/kWh on cryptocurrency mining facilities built after that date. On April 29, 2019, the Régie rendered a decision to create a new class of energy consumers called “Electricity consumer class for cryptographic use applied to blockchain.” The Régie decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency mining projects will be required to submit tenders to consume electricity from the 300 megawatts block based exclusively on economic development and environmental criteria. On January 28, 2021, the Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service, starting in Winter 2021/2022. The non-firm service will apply for a maximum of 300 hours/year, without any monetary compensation. Consequently, cryptocurrency mining entities in Québec are now subject to non-firm service with a restriction on supply and provisional tariffs.
If we are unable to receive adequate power supply and are forced to reduce our operations due to the availability or cost of electrical power, our business would experience materially negative impacts.
Our mining activities for digital assets other than Bitcoin are subject to unique risks, may not be as profitable as mining Bitcoin, and may negatively impact our financial condition.
We opportunistically mine digital assets other than Bitcoin, such as Zcash and other cryptocurrencies, and plan to mine other alternative digital assets, including potentially Ethereum, in the future. While these alternative digital assets broadly are subject to the same types of risks as Bitcoin (See Risks Related to Digital Assets), such risks may impact particular digital assets differently, or not at all. For example, the alternative digital assets we mine may have a variety of intended use cases, be subject to different consumer preferences and face different security risks, among other differences, all of which could negatively affect the value and use or adoption of such digital assets. Furthermore, because such alternative digital assets generally do not have the same popularity or operating history as Bitcoin, any actual or perceived risks or adverse events affecting alternative digital assets could result in a greater loss of confidence in such assets than if the same adverse events occurred with respect to Bitcoin.
Our mining operations generally involve asset specific capital expenditures. For example, the equihash mining machines we use for mining Zcash cannot be used to mine Bitcoin, and our Bitcoin mining machines cannot be used to mine Zcash. We may in the future order mining machines that are purpose-built for mining certain digital assets that use different hashing algorithms. To the extent we make capital investments or purchases related to mining alternative digital assets that decline in value or adoption, or fail to increase in value or adoption according to our expectations, the profitability of such investments or purchases would be adversely affected, which may in turn adversely affect our financial condition and operating results.
As a result of the Federal Power Act and the U.S. Federal Energy Regulatory Commission’s regulations over public utilities and reliability of the interstate transmission grid, suppliers of electricity that are required for our operation may be required to curtail or discontinue the supply of electricity to our cryptocurrency mining operations, including regulations seeking to limit carbon dioxide emissions from power generation.
Under the Federal Power Act (the “FPA”), the Federal Energy Regulatory Commission (“FERC”) has jurisdiction over certain facilities used in the generation and transmission of electricity, including transmission facilities, certain generation interconnection facilities, power plant change in control, operation of the transmission grid, and various “paper” facilities, such as wholesale power sales contracts and market-based rate tariffs. The FPA requires FERC to establish and maintain reliability standards, and FERC has designated the National Electric Reliability Coordinator to effectuate this obligation. Operation of the transmission grid in several regions in which we may locate our cryptocurrency mining facility are governed by Independent System Operators (“ISO”) or Regional Transmission Organizations (“RTO”), all which are public utilities subject to FERC jurisdiction. To effectuate the continuous, firm supply electricity necessary for productive operation of our crypto-mining operation, it is expected to be necessary to co-locate our facilities with power generation facilities and have such power generation facilities obtain approval from relevant ISO/RTO and other authorities to derate their generation resource for ISO/RTO purposes in favor of supplying electricity to our mining operations. Such approvals may not be forthcoming on terms that are economic or practicable. Federal authorities may also pursue and implement legislation and regulation that seeks to limit the amount of carbon dioxide produced from electric generation, which would affect our ability to source electricity from fossil fuel-fired electric generation in a potentially material adverse manner. The bankruptcy or insolvency of any power generator or wholesale market supplier from whom we expect to obtain supply for our mining operations could also result in a curtailment or loss of supply, which would have a material adverse effect on ability to continue mining operations.

We may be affected by price fluctuations in the wholesale and retail power markets.
While we anticipate that the majority our power arrangements will contain fixed power prices, we expect that they may contain certain price adjustment mechanisms in case of certain events. Furthermore, some portion of our power arrangements is expected to be priced by reference to published index prices and, thus, reflect market movements.
Market prices for power, generation capacity and ancillary services, are unpredictable. Depending upon the effectiveness of any price risk management activity undertaken by us, an increase in market prices for power, generation capacity, and ancillary services may adversely affect our business, prospects, financial condition, and operating results. Long- and short-term power prices may fluctuate substantially due to a variety of factors outside of our control, including, but not limited to:
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changes in power transmission or fuel transportation capacity constraints or inefficiencies;

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volatile weather conditions, particularly unusually hot or mild summers or unusually cold or warm winters;

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technological shifts resulting in changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools, expansion and technological advancements in power storage capability and the development of new fuels or new technologies for the production or storage of power;

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federal and state power, market and environmental regulation and legislation; and

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changes in capacity prices and capacity markets.

If we are unable to secure power supply at prices or on terms acceptable to us, it would have a material adverse effect on our business, prospects, financial condition, and operating results.
As a result of state and local regulations over electric distribution utilities and retail electricity suppliers, we may not be able to obtain electricity on terms and conditions that are economic and practicable.
To the extent that our consumption of electricity is viewed as a retail sale of electricity, then state and local authorities will have jurisdiction over such retail sale and the distribution of electricity to our retail use. Such regulation and costs as required by state and local authorities may not be economic or practicable for our mining operations. State and local authorities may also pursue and implement legislation and regulation that seeks to limit the amount of carbon dioxide produced from electric generation, which would affect our ability to source electricity from fossil fuel-fired electric generation in a potentially material adverse manner. There may also be other utility services required for the productive, efficient operation of our mining facilities, such as use of water. Obtaining the regulatory approvals and terms of service for any needed supply of water may not be forthcoming on terms that are economic and practicable to our mining operations. The bankruptcy or insolvency of any electric distribution utility or retail electric supplier from whom we expect to obtain supply for our mining operations could also result in a curtailment or loss of supply, which would have a material adverse effect on ability to continue mining operations.
We may have difficulty finding suitable mining facilities.
We currently operate our cryptocurrency mining machines from two owned facilities in Canada and four hosted facilities in Canada and the United States. On February 2, 2021, our wholly owned subsidiary, Argo Innovations Labs Inc., signed a share purchase agreement with GPU.one to acquire two facilities where its mining machines are currently hosted in Baie Comeau, Canada and Mirabel, Canada. Additionally, in March 2021, we acquired 160 acres of land, as well as an option to acquire an additional 157 acres of adjacent land in Texas, where we intend to build a new 200-megawatt mining facility. Any mining facilities we establish can only be successful if we can obtain sufficient electrical power to support mining on a cost-effective basis, and our establishment of new mining facilities requires us to find locations where that is the case. There may be significant competition for suitable mining facility locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision or electricity to mining operations.
Our hosting agreements are subject to renegotiation and cost volatility. In the future, we may not be able to renew our hosting agreements on acceptable terms, in which case we would need to relocate our established mining operations. Relocating any mining operation will require incurrence of costs to transition to a new facility including, but not limited to, transportation expenses and insurance, downtime while we are unable to mine, legal fees to negotiate the new hosting agreements, de-installation at our current facility and, ultimately, installation at any new facility we identify. These costs may be substantial, and we cannot guarantee that we will be successful in transitioning our mining machines to a new facility. Such circumstances could have a material adverse effect on our business, prospects, financial condition, and operating results. In addition, we may have difficulty locating sites which satisfy our requirements at a cost we are willing to pay. If we are unable to find suitable mining facility locations this may have a material impact on our financial position, opportunities and prospects, and by extension, on our share price.
Risks Related to Government Regulation
We are subject to an extensive and rapidly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results and financial condition.
Our business may be or may become subject to extensive laws, rules, regulations, policies, orders, determinations, directives, treaties, and legal and regulatory interpretations and guidance in the markets in which we operate, including those typically applied to financial services and banking, securities, commodities, the exchange, and transfer of digital assets, cross-border and domestic money and cryptocurrency transmission businesses, as well as those governing data privacy, data governance, data protection, cybersecurity, fraud detection, payment services (including payment processing and settlement services), consumer protection, antitrust and competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, digital assets, and related technologies. As a result, they often do not contemplate or address unique issues associated with digital assets, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules, and regulations thereunder, evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the relative novelty and evolving nature of our business and the significant uncertainty surrounding the regulation of digital assets requires us to exercise our judgement as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions. To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, limitations on our business, reputational harm, and other regulatory consequences, as well as criminal penalties, each of which may be significant and could adversely affect our business, operating results and financial condition.
In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the United States and in other countries may adopt new laws and regulations, or new interpretations of existing laws and regulations may be issued by such bodies or the judiciary, which may adversely impact the development and use of digital assets as a whole, cryptocurrency mining operations, and our legal and regulatory status in particular by changing how we operate our business, how our operations are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements or new costs of doing business, or imposing a total ban on certain activities or transactions with respect to digital assets, as has occurred in certain jurisdictions in the past.
Due to our business activities, if laws or regulations or their respective interpretation change, we may become subject to ongoing examinations, oversight, and reviews by U.S. federal and state regulators and foreign financial service regulators, including the UK Financial Conduct Authority, which would have broad discretion to audit and examine our business if we become subject to their oversight. Adverse changes to, or our failure to comply with, any laws and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results and financial condition.
We are subject to governmental regulation and other legal obligations related to data privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.
We collect and process data, including personal, financial and confidential information about individuals, including our employees and business partners. The collection, use and processing of such data about individuals are governed by data privacy laws and regulations enacted in the UK, EU, U.S. (federal and state), and other jurisdictions around the world. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement. The implication of this includes that various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer, and data protection. Such laws may continue to restrict or dictate how we collect, maintain, combine and disseminate information and could have a material adverse effect on our business, results of operations, financial condition and prospects.
In the United States, there are numerous federal and state laws and regulations that could apply to our operations or the operations of our partners, including data breach notification laws, financial information and other data privacy laws, and consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of personal information.
The General Data Protection Regulation (the “GDPR”), which went into effect in the European Union on May 25, 2018, applies to the collection, use, retention, security, processing, and transfer of personal data of individuals in the European Economic Area (“EEA”) and the United Kingdom, which could further add to our compliance costs and limit how we process information. It is possible that the GDPR may be interpreted or applied in a manner that is adverse to us or otherwise inconsistent with our practices; or that the European Union or national supervisory authorities may hold that we are not in full compliance with the GDPR’s requirements. In addition, the GDPR increases the scrutiny of transfers of personal data from the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws; in July 2020, the Court of Justice of the European Union limited how organizations could lawfully transfer personal data from the EEA to the United States by invalidating the EU-US Privacy Shield and imposing further restrictions on use of the standard contractual clauses, which could increase our costs and our ability to efficiently process personal data from the EEA. Following the withdrawal of the United Kingdom from the European Union and the expiry of the transition period, from January 1, 2021, we have to comply with the GDPR and separately the GDPR as implemented in the United Kingdom, each regime having the ability to fine up to the greater of €20 million/£17 million or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, including how data transfers between European Union member states and the United Kingdom will be treated. These changes may lead to additional compliance costs and could increase our overall risk. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the EEA member states may result in fines and other administrative penalties. Government enforcement actions can be costly and interrupt the regular operation of our business, and data breaches or violations of data privacy laws can result in fines, reputational damage and civil lawsuits, any of which may adversely affect our business, financial condition, and results of operations. Also, like many websites, we use cookies and other tracking technologies on our website. In recent years, European lawmakers and regulators have expressed concern over electronic marketing and the use of nonessential cookies, web beacons and similar technology for online behavioral advertising, or tracking technologies, leading to an effort to replace the current rules on e-marketing (currently set out in the ePrivacy Directive and national implementing laws) with a new ePrivacy Regulation. When implemented, the new ePrivacy Regulation is expected to alter rules on tracking technologies and significantly increase fining powers to the same levels as the GDPR.
We are subject to extensive environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.
Our operations and properties are subject to extensive laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the United Kingdom, the United States and every other country and locality in which we operate. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.
The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.
The regulatory and legislative developments related to climate change, may materially adversely affect our brand, reputation, business, operating results and financial condition.
A number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Given the very significant amount of electrical power required to operate cryptocurrency mining machines, as well the environmental impact of mining for the rare earth metals used in the production of mining servers, the cryptocurrency mining industry may become a target for future environmental and energy regulation. For example, in June and July of 2021, the Chinese government prohibited the operation of mining machines and supply of energy to mining businesses, citing concerns regarding high levels of energy consumption, which resulted in a large scale shut down of mining operations. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Specifically, imposition of a carbon tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate cryptocurrency mining machines, could in turn put our facilities at a competitive disadvantage. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could have a material adverse effect on our financial position, results of operations and cash flows.
Our transactions in digital assets may expose us to countries, territories, regimes, entities, organizations and individuals that are subject to sanctions and other restrictive laws and regulations.
The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State administer and enforce economic sanctions programs based on foreign policy and national security goals against targeted countries, territories, regimes, entities, organizations and individuals. In the UK: the Foreign, Commonwealth and Development Office is responsible for the UK’s international sanctions policy, including all international sanctions regimes and designations; the Office of Financial Sanctions Implementation (“OFSI”), which is a part of HM Treasury, is responsible for ensuring that financial sanctions are properly understood, implemented and enforced (as well as maintaining OFSI’s Consolidated List of Financial Sanctions Targets); the Department for International Trade is responsible for implementing trade sanctions and embargoes, HM Revenue & Customs is responsible for enforcing breaches of trade sanctions; and the National Crime Agency is responsible for investigating and enforcing breaches of financial sanctions. In Canada, Global Affairs Canada, Public Safety Canada and the Department of Justice administer and enforce Canada’s sanctions regime. These laws and regulations may be implicated by a number of activities, including investing or trading. Because of the pseudonymous nature of blockchain transactions, we may not be able to determine the ultimate identity of the individuals with whom we transact with respect to buying or selling digital assets or of other members in mining pools in which we participate. We participate in mining pools that operate in jurisdictions that are not subject to the same regulatory regimes as we are, which creates the risk that we may inadvertently engage in transactions with, or contribute processing power to, a mining pool which involves persons, entities, or territories that are the target of sanctions or other restrictions. Moreover, U.S. federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. Because our business requires us to download and retain one or more blockchains to effectuate our ongoing business, it is possible that such blockchains contain prohibited depictions without our knowledge or consent. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by blockchain technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our ADSs.
Failure to comply with anti-corruption and anti-money laundering laws, including the FCPA and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.
We operate an international business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, the UK Bribery Act, and other applicable anti-corruption and anti-money laundering laws in certain countries in which we conduct activities. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purpose of obtaining or retaining business or securing any improper business advantage. The provisions of the UK Bribery Act extend beyond bribery of government officials and create offenses in relation to commercial bribery including private sector recipients. The provisions of the UK Bribery Act also create offenses for accepting bribes in addition to bribing another person. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls.
In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA, UK Bribery Act, or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, contractors, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States, UK and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results, prospects and financial condition.
Any violation of the FCPA, UK Bribery Act, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, operating results, prospects and financial condition. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.
If regulatory changes or interpretations of our activities require our registration or licensure as a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant penalties and on-going compliance costs, which could be substantial or cost-prohibitive. If we become subject to these regulations, our costs in complying with them may have a material negative effect on our business and the results of our operations.
To the extent that our activities cause us to be deemed an MSB under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement an effective anti-money laundering program, make certain reports to FinCEN and maintain certain records. To the extent that our activities cause us to be deemed a money transmitter under applicable state laws, we may be required to comply with state licensure requirements, including those that would mandate us to implement varying degrees of safety and soundness, consumer protection and law enforcement requirements.
We are not presently registered as an MSB with FinCEN or licensed as a money transmitter or similar business in any state. If an applicable governmental agency determines that we have failed to register or obtain a license, we could be subject to substantial financial penalties and may be ordered to suspend or terminate operations with respect to the affected jurisdictions.

We intend to operate Terra Pool, a mining pool on behalf of pool participants, which exposes us to regulatory uncertainty and risk that could result in significant compliance expenses or penalties.
Together with DMG Blockchain solutions, we intend to operate Terra Pool, a Bitcoin mining pool. FinCEN has released guidance stating that participating in or leading a mining pool, by itself, does not constitute money transmission. However, the guidance also stated that where a person or group responsible for distributing mining awards to pool members combines its services with the service of hosting “convertible virtual currency” wallets (that is, wallets for digital assets that have an equivalent value in fiat currency or that act as a substitute for fiat currency) on behalf of pool members, the person or group will fall within FinCEN’s definition of money transmitter. Although we do not intend to host convertible virtual currency wallets on behalf of pool members in connection with Terra Pool, providing such services in the future would require us to comply with FinCEN regulations, including those that would mandate us to implement an effective anti-money laundering program, make certain reports to FinCEN and maintain certain records. To the extent that our activities with respect to Terra Pool cause us to be deemed a money transmitter under applicable state laws, we may be required to comply with state licensure requirements, including those that would mandate us to implement varying degrees of safety and soundness, consumer protection and law enforcement requirements.
Further, as noted above, operating or participating in mining pools in which fellow members are unknown raises risks of inadvertently assisting or engaging in transactions with persons, entities, or territories that are the target of U.S., UK, Canadian, or other economic sanctions or that are otherwise engaged in activities in breach of AML and CTF legislation. In operating Terra Pool, we plan to conduct KYC diligence and IP address screening on prospective members, but there can be no guarantee that such measures will be successful in preventing sanctioned parties from participating in the pool.
We do not intend to sell contracts or shares in Terra Pool, but the operation of a mining pool on behalf of third parties could subject us to regulatory scrutiny from the SEC. We could be subject to judicial or administrative sanctions for failing to offer or sell interests or participation in Terra Pool in compliance with the registration requirements of the federal and state securities laws. Such a determination could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. In addition, we cannot be certain as to how future regulatory developments will impact the treatment of operating a mining pool under the law. Any requirements imposed by the SEC related to our mining pool activities would cause us to incur additional extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our ADSs.
The future of anonymity-enhanced cryptocurrencies such as Zcash is particularly uncertain.
Anonymity-enhanced cryptocurrencies such as Zcash are under increasing regulatory scrutiny. A portion of our current mining capacity is assigned to mining Zcash. We convert the Zcash we mine into Bitcoin in the ordinary course of business via transactions that do not use privacy-enhancing features. Nonetheless, anti-money laundering regulators, such as FinCEN, have raised concerns regarding the potential use of anonymity-enhanced cryptocurrencies like Zcash by criminals and other threat actors in ways that limit the ability of investigators to follow transaction flows on a public blockchain. In response to regulatory concerns, some digital asset exchanges have removed Zcash from their menu of digital assets available for exchange. Although no regulatory action has been taken to treat anonymity-enhanced cryptocurrencies differently, this may change in the future. Regulatory action could be taken in the future to limit or even prevent the mining or use of Zcash, which may adversely affect our ability to mine or convert Zcash. Restrictions on our ability to mine or convert Zcash may have a negative impact on our results of operation, which may in turn adversely affect the value of our ADSs.
As we continue to expand and localize our international activities, our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by U.S. and non-U.S. regulators and governmental authorities.
As we expand and localize our international activities, we have become increasingly obligated to comply with the laws, rules, regulations, policies, and legal interpretations both of the jurisdictions in which we operate and those into which we offer services on a cross-border basis. Laws regulating financial services, the internet, mobile technologies, digital assets, and related technologies in the United Kingdom, Canada, the United States and other jurisdictions often impose different, more specific, or even conflicting obligations on us, as well as broader liability. For example, we are subject to laws and regulations related to sanctions and export controls enforced by OFAC and the Department of Commerce Bureau of Industry and Security, and may in the future be required to comply with U.S. anti-money laundering and counter-terrorist financing laws and regulations, enforced by FinCEN and certain state financial services regulators.
Regulators worldwide frequently study each other’s approaches to the regulation of the digital assets. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments in one jurisdiction may be extended to additional services and other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated, affecting our business in another place or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services, and other aspects of our business with the same effect. These risks are heightened as we face increased competitive pressure from other similarly situated businesses that engage in regulatory arbitrage to avoid the compliance costs associated with regulatory changes.
The complexity of U.S. federal and state, UK, Canadian and other international regulatory and enforcement regimes, coupled with the global scope of our operations and the evolving global regulatory environment, could result in a single event prompting a large number of overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws and regulations, it may be that, despite our regulatory and legal analysis concluding that certain products and services are currently unregulated, such products or services may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory, and legal scrutiny which could lead to sanctions, cease, and desist orders, or other penalties and censures which could significantly and adversely affect our continued operations and financial condition.
A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin or any other digital asset that we own or mine is a “security” may adversely affect the value of Bitcoin and our business.
The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that may evolve over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin and Ethereum are securities (as currently offered and sold). However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this prospectus, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, Bitcoin and Ethereum are the only digital assets which senior officials at the SEC have publicly stated are unlikely to be considered securities. With respect to all other digital assets, there is no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws.
The SEC has brought enforcement actions against the promoters of several digital assets on the basis that the digital assets in question are securities. Such an enforcement action by the SEC or a state securities regulator, or a similar court decision, with respect to Bitcoin and the other digital assets we mine or trade would be expected to have an immediate material adverse impact on the trading value of such digital assets. This is because the business models behind most digital assets are incompatible with regulations applying to transactions in securities. If a digital asset is determined or asserted to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars. For example, in 2020 the SEC filed a complaint against the promoters of XRP alleging that they raised more than $1.3 billion through XRP sales that should have been registered under U.S. federal securities laws, but were not. In the years prior to the SEC’s action, XRP’s market capitalization at times exceeded $140 billion. However, in the weeks following the SEC’s complaint, XRP’s market capitalization fell to less than $10 billion, which was less than half of its market capitalization in the days prior to the complaint. The SEC’s action against XRP’s promoters underscores the continuing uncertainty around which digital assets are securities, and demonstrates that factors such as how long a digital asset has been in existence, how widely held it is, how large its market capitalization is and that it has actual usefulness in commercial transactions, ultimately may have no bearing on whether the SEC or a court will find it to be a security.
Under the Investment Company Act of 1940, as amended, a company may fall within the definition of an investment company under section 3(c)(1)(A) thereof if it is or holds itself out as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting or trading in securities, or under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. There is no authoritative law, rule or binding guidance published by the SEC regarding the status of digital assets as “securities” or “investment securities” under the Investment Company Act. Although we believe that we are not engaged in the business of investing, reinvesting, or trading in investment securities, and we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities, to the extent the digital assets which we mine, own, or otherwise acquire may be deemed “securities” or “ investment securities” by the SEC or a court of competent jurisdiction, we may meet the definition of an investment company. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally non-U.S. issuers may not register as an investment company without an SEC order.
Several foreign jurisdictions have taken a broad-based approach to classifying digital assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain digital assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of digital assets as “securities.” The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the mining, sale and trading of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in digital assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Foreign jurisdictions may have similar licensing, registration, and qualification requirements.
There can be no assurances that we will properly characterize any given digital asset as a security or non-security for purposes of determining which digital assets to mine, hold and trade, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would agree with our assessment. We could be subject to judicial or administrative sanctions for failing to offer or sell digital assets in compliance with the registration requirements, or for acting as a broker or dealer without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Further, if Bitcoin or any other digital asset that we mine, hold and trade is deemed to be a security under the laws of any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such cryptocurrency. For instance, all transactions in such supported digital asset would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Further, it could draw negative publicity and a decline in the general acceptance of the digital asset. Also, it may make it difficult for such cryptocurrency to be traded, cleared, and custodied as compared to other cryptocurrencies that are not considered to be securities.
Future developments regarding the treatment of cryptocurrencies for U.S. federal income and foreign tax purposes could adversely impact our business.
Due to the new and evolving nature of cryptocurrencies and the absence of comprehensive legal guidance with respect to cryptocurrency products and transactions, many significant aspects of the U.S. federal income and foreign tax treatment of transactions involving cryptocurrencies are uncertain, and it is unclear what guidance may be issued in the future on the treatment of cryptocurrency transactions for U.S. federal income and foreign tax purposes.
In 2014, the IRS released a notice, or “IRS Notice,” discussing certain aspects of “convertible virtual currency” (that is, digital currency that has an equivalent value in fiat currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes and, in particular, stating that such digital currency (i) is “property” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss and (iii) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of “Frequently Asked Questions”, or the “Ruling & FAQs,” that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital currency. However, the IRS Notice and the Ruling & FAQs do not address other significant aspects of the U.S. federal income tax treatment of cryptocurrencies and related transactions.
The UK tax authorities have issued published guidance which covers similar issues to those covered in the IRS guidance mentioned above. Some guidance has also been provided, in particular, regarding the Value Added Tax (“VAT”) treatment of transactions involving cryptocurrencies, and the availability of certain exemptions from VAT.
There can be no assurance that the IRS or other foreign tax authority will not alter its existing position with respect to cryptocurrencies in the future or that a court would uphold the treatment set forth in the IRS Notice and the Ruling & FAQs, or in the UK published guidance. It is also unclear what additional guidance may be issued in the future on the treatment of existing cryptocurrency transactions and future cryptocurrency innovations for purposes of U.S. federal income tax or other foreign tax regulations. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding cryptocurrency products and transactions could result in adverse tax consequences for our business and could have an adverse effect on the value of cryptocurrencies and the broader cryptocurrencies markets. Future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income and foreign tax purposes. The uncertainty regarding tax treatment of cryptocurrency transactions could impact our business, both domestically and abroad. It is likely that new rules for reporting crypto assets under the “common reporting standard” will be implemented on our international operations, creating new obligations and a need to invest in new onboarding and reporting infrastructure.
The application of the Commodity Exchange Act to our business is unclear and may be subject to change and therefore difficult to predict; to the extent we become subject to regulation by the CFTC in connection with our business activities, we may incur additional compliance costs, which may be significant.
The Commodity Exchange Act, as amended (the “CEA”), does not currently impose any direct obligations on us related to the mining or exchange of digital assets. However, the Commodity Futures Trading Commission (“CFTC”), the federal agency that administers the CEA, generally regards Bitcoin and other digital assets as commodities. This position has been supported by decisions of federal courts.
The CEA imposes requirements relative to certain transactions involving Bitcoin and other digital assets that constitute a contract of sale of a commodity for future delivery (or an option on such a contract), a swap, or a transaction involving margin, financing or leverage that does not result in actual delivery of the commodity within 28 days to persons not defined as “eligible contract participants” or “eligible commercial entities” under the CEA (e.g., retail persons). Changes in the CEA or the regulations promulgated by the CFTC thereunder, as well as interpretations thereof and official statements by the CFTC may impact the classification of digital assets and subject them to additional regulatory oversight by the CFTC. Although the CFTC to date has not enacted regulations governing non-derivative or non-financed, margined or leveraged transactions in Bitcoin and other digital assets, it has authority to commence enforcement actions against persons who violate certain prohibitions under the CEA related to transactions in any contract of sale of any commodity, including digital assets, in interstate commerce (e.g., manipulation and engaging in certain deceptive practices).
While no provision of the CEA, or CFTC rules, orders or rulings (except as noted herein) appears to be currently applicable to our business, this is subject to change. We cannot be certain as to how future regulatory developments will impact the treatment of digital assets under the law. Any requirements imposed by the

CFTC related to our mining activities or our transactions in Bitcoin and digital assets would cause us to incur additional extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our ADSs.
Moreover, if our mining activities or transactions in Bitcoin and other digital assets were deemed by the CFTC to constitute a collective investment in derivatives for our shareholders, we may be required to register as a commodity pool operator with the CFTC through the National Futures Association. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our ADSs. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in us.
Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use certain cryptocurrencies or to exchange them for fiat currency.
One or more countries, such as China or Russia, may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use cryptocurrencies or to exchange them for fiat currency. In some nations, it is illegal to accept payment in Bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions.
Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale cryptocurrency mining projects, thus adding hash rate to the overall network. Such circumstances could have a material adverse effect on the amount of Bitcoin we may be able to mine, the value of Bitcoin and any other cryptocurrencies we may potentially acquire or hold in the future and, consequently, our business, prospects, financial condition and operating results.
Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, operating results and financial condition.
Our ability to comply with applicable complex and evolving laws, regulations, and rules is largely dependent on the establishment and maintenance of our compliance, audit, and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. We cannot assure you that our policies and procedures will be effective or that we will be successful in monitoring or evaluating the risks to which we are or may be exposed in all market environments or against all types of risks, including unidentified or unanticipated risks. Our risk management policies and procedures rely on a combination of technical and human controls and supervision that are subject to error and failure. Some of our methods for managing risk are discretionary by nature and are based on internally developed controls and observed historical market behavior, and also involve reliance on standard industry practices. These methods may not adequately prevent losses, particularly as they relate to extreme market movements, which may be significantly greater than historical fluctuations in the market. Our risk management policies and procedures also may not adequately prevent losses due to technical errors if our testing and quality control practices are not effective in preventing failures. In addition, we may elect to adjust our risk management policies and procedures to allow for an increase in risk tolerance, which could expose us to the risk of greater losses.
We cannot be certain as to how future regulatory developments will impact our business and any such additional regulatory requirements, or changes in how existing requirements are interpreted and applied, may cause us to cease all or certain of our operations or change our business model.
We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrencies, including Bitcoin, and other digital assets under the law. For example, if regulatory changes or interpretations require the regulation of Bitcoin or other digital assets under certain laws and regulatory regimes in the United States such as those administered by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities or similar laws and regulations of other jurisdictions, including if our digital asset activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation under U.S. federal law, the law of any U.S. state, or foreign jurisdiction in which the Company operates, we may be required to register, seek licensure and comply with such regulations, including at a federal, state or local level, and implement an anti-money laundering program, reporting and recordkeeping regimes, consumer protective safeguards, and other operational requirements. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary, non-recurring expenses or burdens to us, as well as on-going recurring compliance costs, possibly affecting an investment in the ADSs or our net income in a material and adverse manner. We may also decide to cease some or all operations. Any termination or disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors. Furthermore, we and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to money services businesses or state money transmitters. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate the Company. Any such action may adversely affect an investment in us.
If we fail to comply with such additional regulatory, licensure and registration compliance requirements, we may seek to cease all or certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies or digital assets we plan to hold or expect to acquire for our own account.
Risks Related to Intellectual Property
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.
Our ability to conduct our business in a profitable manner relies on our proprietary mining methods, which we protect as a trade secret. We rely upon trade secret laws, physical and technological security measures and contractual commitments to protect our trade secrets, including entering into non-disclosure agreements with employees, consultants and third parties with access to our trade secrets. However, such measures may not provide adequate protection and the value of our trade secrets could be lost through misappropriation or breach of our confidentiality agreements. For example, an employee with authorized access may misappropriate our trade secrets and provide them to a competitor, and the recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully, because enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. Thus, if any of our trade secrets were to be disclosed or misappropriated our competitive position could be harmed. In addition to the risk of misappropriation and unauthorized disclosure, our competitors may develop similar or better methods independently in a manner that could prevent legal recourse by us. Thus, there can be no assurance that our trade secrets will be sufficient to protect against competitors operating their business in a manner that is substantially similar to ours.
Third parties may claim that we are infringing upon their intellectual property rights , which may prevent or inhibit our operations and cause us to suffer significant litigation expense even if these claims have no merit.
Our commercial success depends on our ability to operate without undue cost and distraction of claims that we are infringing the intellectual property rights of third parties. However, third parties, may own patents (or have pending patent applications that later result in patents) that our operations may infringe. In addition, third parties may purchase patents for the purpose of asserting claims of infringement and attempting to extract license fees via settlements from us. There also could be patents that we believe we do not infringe, but that we may ultimately be found to infringe. Further, because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our operations infringe.
Finally, third parties could accuse us of misappropriating their trade secrets. Any claims of patent infringement or trade secret misappropriation, even claims without merit, could be costly and time-consuming to defend and could require us to divert resources away from operations. In addition, if any third party has a meritorious or successful claim that we are infringing, we may be forced to redesign our operations or secure a license from such third parties, which may be costly or impractical. We also may be subject to significant damages or injunctions that may cause a material adverse effect to our business and operations, if we cannot license or develop an alternative for any infringing aspect of our business, and may result in a material loss in revenue, which could adversely affect the trading price of our ADSs and harm our investors.
Risks Related to Our Employees and Other Service Providers
The loss of one or more of our key management personnel, or our failure to attract and retain other highly qualified personnel in the future, could adversely impact our business, operating results and financial condition.
We operate in a relatively new industry that is not widely understood and requires highly skilled and technical personnel. We believe that our future success is highly dependent on the talents and contributions of a small number of key management personnel. Our future success depends on our ability to attract, develop, motivate, and retain highly qualified and skilled employees. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business. Due to the nascent nature of the blockchain ecosystem, the pool of qualified talent is extremely limited, particularly with respect to executive talent, engineering, risk management, and financial regulatory expertise. We face intense competition for qualified individuals from numerous software and other technology companies. To attract and retain key personnel, we incur significant costs, including salaries and benefits and equity incentives. Even so, these measures may not be enough to attract and retain the personnel we require to operate our business effectively. The loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could adversely impact our operating results and impair our ability to grow.
Our culture emphasizes innovation, and if we cannot maintain this culture as we grow, our business and operating results could be adversely impacted.
We believe that our entrepreneurial and innovative corporate culture has been a key contributor to our success. We encourage and empower our employees to develop and launch new and innovative products and services, which we believe is essential to attracting high quality talent, partners, and developers, as well as serving the best, long-term interests of our company. If we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork that has been integral to our business, in which case our products and services may suffer and our business, operating results and financial condition could be adversely impacted.
Our officers, directors, employees, and large shareholders may encounter potential conflicts of interests with respect to their positions or interests in certain digital assets, entities, and other initiatives, which could adversely affect our business and reputation.
We frequently engage in a wide variety of transactions and maintain relationships with a significant number of digital asset projects, their developers, members of their ecosystem, and investors. These transactions and relationships could create potential conflicts of interests in management decisions that we make. For instance, certain of our officers, directors, and employees are active investors in digital asset projects and technologies themselves, and may make investment decisions that favor projects that they have personally invested in. In addition, our Chief Executive Officer, Mr. Wall, is involved in a number of initiatives related to the blockchain ecosystem and more broadly. This and other initiatives he is involved in could divert Mr. Wall’s time and attention from overseeing our business operations which could have a negative impact on our business.
In addition, certain of our officers, directors and employees may become aware of business opportunities that may be appropriate for presentation to us. In such instances they may decide to present these business opportunities to other entities with which they are or may be affiliated, in addition to, or instead of, presenting them to us. Due to these existing or future affiliations, these officers, directors and employees may have fiduciary obligations to present potential acquisition opportunities to those entities prior to presenting them to us which could cause additional conflicts of interest.
Similarly, certain of our directors, officers, employees, and large shareholders may hold cryptocurrencies that we are considering mining, and may be more supportive of such mining notwithstanding legal, regulatory, and other issues associated with such cryptocurrencies. While we have instituted policies and procedures to limit and mitigate such risks, there is no assurance that such policies and procedures will be effective, or that we will be able to manage such conflicts of interests adequately. If we fail to manage these conflicts of interests, our business may be harmed and the brand, reputation and credibility of our company may be adversely affected.
Our officers, directors and employees will allocate their time to other businesses leading to potential conflicts of interest in their determination as to how much time to devote to our affairs, which could have a negative impact on our ability to execute our business plan.
Our officers, directors and employees are required to commit such time as is necessary for them to fulfil their duties to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. Our officers, directors and employees are engaged in other business endeavors. If our officers’, directors’ or employees’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to deliver the business plan.

Our officers, directors, employees, and large shareholders may in the future enter into related party transactions with us, which may give rise to conflicts of interest between us and these officers, directors, employees and large shareholders.
Our officers, directors, employees and large shareholders and one or more of their respective affiliates may in the future enter into other agreements with us that are not currently under contemplation. It is possible that the entering into of such an agreement might raise conflicts of interest between us and such officers, directors, employees and large shareholders. Historical results of prior investments made by, or businesses associated with, our officers, directors, employees and large shareholders and their respective affiliates may not be indicative of future performance of an investment in us.
General Risk Factors
We may be subject to foreign investment and exchange risks.
Our functional and presentational currency is sterling. As a result, our consolidated financial statements will carry our assets in sterling. Any business we carry out may require the conduct of operations or make sales in currencies other than sterling. Due to the foregoing, changes in exchange rates between sterling and other currencies could lead to significant changes in our reported financial results from period to period. Among the factors that may affect currency values are trade balances, levels of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political or regulatory developments. Although we may seek to manage our foreign exchange exposure, including by active use of hedging and derivative instruments, there is no assurance that such arrangements will be entered into or available at all times when we wish to use them or that they will be sufficient to cover the risk. If there was a material adverse movement in such currency, it may have adverse consequences on our financial condition.
Risks Related to Ownership of ADSs and this Offering
There has been no public market for our ADSs prior to this offering, and an active trading market for our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.
This offering constitutes the initial public offering of our ADSs, and no public market has previously existed for our ADSs, although our ordinary shares have traded on the LSE. We intend to apply to have our ADSs listed on Nasdaq, and we expect our ADSs to be quoted on Nasdaq, subject to completion of customary procedures in the United States. Any delay in the commencement of trading of the ADSs on Nasdaq would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell the ADSs. If the ADSs are listed and quoted on Nasdaq, there can be no assurance that an active trading market for the ADSs will develop or be sustained after this offering is completed. As a result, the market price and liquidity of the ADSs may be materially and adversely affected.
The initial offering price will be determined by negotiations among the lead underwriters and us based on a number of factors, including market conditions in effect at the time of the offering. However, there can be no assurance that, following the completion of this offering, the ADSs will trade at a price equal to or greater than the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.
If you purchase our ADSs in this offering, you will incur immediate and substantial dilution in the book value of your shares.
We expect the initial public offering price of our ADSs in this offering to be substantially higher than the net tangible book value per ADS prior to this offering. Therefore, if you purchase ADSs in this offering, you will pay a price per ADS that substantially exceeds our net tangible book value per ADS after this offering. To the extent outstanding options are exercised for ordinary shares, you may experience further dilution. Based on the assumed initial public offering price of $       per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on the LSE of £       on            , 2021 (based on an assumed exchange rate of £1.00 to $       ), you will experience immediate dilution of $       per ADS, representing the difference between our net tangible book value per ADS and per ordinary share after giving effect to this and the assumed offering price. See “Dilution.”

We have broad discretion in the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree, and such use may not produce income or enhance the value of our ADSs.
Our management will have considerable discretion in deciding how to apply the net proceeds from this offering, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
The dual listing of our ordinary shares and our ADSs following this offering may adversely affect the liquidity and value of our ordinary shares and ADSs.
Following this offering and after our ADSs begin trading on Nasdaq, our ordinary shares will continue to be admitted to trading on the LSE. We cannot predict the effect of this dual listing on the value of our ADSs and ordinary shares. However, the dual listing of our ADSs and ordinary shares may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for our ADSs in the United States. The price of our ADSs could also be adversely affected by trading in our ordinary shares on the LSE. Although our ordinary shares are currently admitted to trading on the LSE, we may decide to cancel the admission of our ordinary shares to trading on the LSE. We cannot predict the effect such cancellation would have on the market price of our ADSs or ordinary shares.
Raising additional capital may cause dilution to our existing shareholders, restrict our operations or cause us to relinquish valuable rights.
We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances. To the extent that we raise additional capital through the sale of equity, convertible debt securities or other equity-based derivative securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of ADSs. Any indebtedness we incur would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. Any debt or additional equity financing that we raise may contain terms that are not favorable to us or our shareholders. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs to decline and existing shareholders may not agree with our financing plans or the terms of such financings. If we raise additional funds through strategic partnerships, collaborations, and alliances with third parties, we may have to relinquish valuable rights to our technologies, or grant licenses on terms unfavorable to us.
The market price of our ADSs may be highly volatile, and you may not be able to resell your ADSs at or above the initial public offering price.
The market price of our ADSs following this offering is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations similar to ours as well as the fluctuation in the market price of Bitcoin and other cryptocurrencies. In addition, technology stocks have historically experienced high levels of volatility. As a result of this volatility, you may not be able to sell your ADSs at or above the initial public offering price. The market price for our ADSs may be influenced by many factors, including:
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actual or anticipated fluctuations in our financial and operating results;

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the trading price of cryptocurrencies, in particular Bitcoin;

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changes in the market valuations of our competitors;

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rumors, publicity, and market speculation involving us, our management, our competitors, or our industry;

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announcements of new investments, acquisitions, strategic partnerships, joint ventures, capital commitments, integrations or capabilities, technologies, or innovations by us or our competitors;

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changes in financial estimates or recommendations by securities analysts;

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changes in laws or regulations applicable to us or our industry;

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the perception of our industry by the public, legislatures, regulators and the investment community;

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additions or departures of key personnel;

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potential litigation or regulatory investigations;

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general economic, industry, political and market conditions and overall market volatility in the United States or the United Kingdom, including resulting from COVID-19, war, incidents of terrorism, or responses to these events;

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sales of our ADSs or ordinary shares by us, our directors and officers, holders of our ADSs or our shareholders in the future or the anticipation that such sales may occur in the future; and

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the trading volume of our ADSs on the Nasdaq.

Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. Further, a decline in the financial markets and related factors beyond our control may cause the price of our ADSs to decline rapidly and unexpectedly. If the market price of our ADSs after the completion of this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.
Investing in our ADSs could be subject to greater volatility than investing directly in Bitcoin or other digital assets.
The price of our securities and our competitors securities are generally correlated to the price of Bitcoin and other digital assets. However, our business is subject to capital costs, which also affect the price of our securities, such as hardware expenses, power expenses and other factors that are not directly reflected in the prices of digital assets we mine. For example, when the price of Bitcoin rises, mining machines may become scarce and more costly to acquire, making our existing operations more attractive. However, when the price of Bitcoin declines, our mining revenues may not exceed our operating costs. As a result, the price of our ADSs could be subject to greater volatility than direct investments in digital assets and an investment in our ADSs may result in losses.
The volatility in the trading price of our ordinary shares and the large proportion held by retail investors may make our ordinary shares and ADSs a target of online campaigns to artificially influence their trading price, which may trigger markets or trading platforms to impose restrictions on the trading of our securities; as a result, investors in our ordinary shares and ADSs may incur substantial losses.
The trading price of our ordinary shares has experienced, and may continue to experience, significant volatility and trading volume. Further, a significant majority of our issued and outstanding ordinary shares are held by individual, non-institutional investors (i.e. “retail investors”). We are aware of reports surrounding social media sites and online forums influencing the trading price of certain publicly traded securities. Some of these reports indicated that the organizers of these campaigns selected specific securities as a result of, among other factors, significant volatility in their trading price and volume, as well as a perception that their trading prices were undervalued or subject to significant short positions. We are also aware of reports that a number of significant trading platforms catering to retail investors allegedly halted or otherwise restricted trading of a number of securities on their platforms following these reports.
As a significant proportion of our outstanding ordinary shares are held by retail investors who may make use of these trading platforms, if these trading platforms take similar action with respect to shares of our ordinary shares or ADSs, those of our investors who make use of these platforms may be unable to transact in our securities in response to changes in the trading price of our ordinary shares or ADSs. As a result, we cannot guarantee that we have not become subject to such a campaign or that we will not become subject to such a campaign in the future. If we do become subject to such a campaign, we can give no assurances that we will be able to respond to the campaign and the trading price of our ordinary shares and ADSs may, therefore, not be tied to our business or industry. As a result, the trading price of our ordinary shares and ADSs may suffer and investors in our securities may lose part or all of their investment.
If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, our ADS price and trading volume could decline.
The trading market for our ADSs will likely be influenced by research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more analysts who cover us downgrade our ADSs, or adversely change their recommendations regarding the ADSs, the market price for our ADSs would likely decline. In addition, if no or only a few analysts commence research coverage of us, or if one or more of the analysts who cover us cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume to decline.
Future sales, or the possibility of future sales, of a substantial number of our ADSs could adversely affect the price of our ADSs.
Future sales of a substantial number of our ADSs, or the perception that such sales will occur, could cause a decline in the market price of our ADSs. Based upon the number of shares outstanding as of June 30, 2021, after giving effect to this offering, we will have        ordinary shares outstanding. ADSs sold in this offering may be resold in the public market immediately without restriction, unless purchased by our affiliates. Upon completion of this offering, we will have        ordinary shares outstanding, approximately of which will be subject to     -day lock-up agreements entered into by our directors and officers and certain of our shareholders described in “Ordinary Shares and ADSs Eligible for Future Sale” and “Underwriters.” The representatives of the underwriters may, in their sole discretion, release all or any portion of the equity securities subject to the lock-up agreements prior to the expiration of the lock-up agreements. If, after the end of such lock-up agreements, these shareholders sell substantial amounts of ADSs in the public market, or the market perceives that such sales may occur, the market price of our ADSs and our ability to raise capital through an issue of equity securities in the future could be adversely affected.
Holders of our ADSs are not treated as holders of our ordinary shares.
By participating in this offering you will become a holder of ADSs with underlying ordinary shares in a company incorporated under English law. Holders of ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying our ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement. See “Description of American Depositary Shares.”
Holders of our ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.
ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems it necessary or advisable by it in good faith in connection with the performance of its duties or at our reasonable written request, subject in all cases to compliance with applicable U.S. securities laws. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or we are paying a dividend on our ordinary shares or similar corporate actions. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities. As a result, you may not be able to transfer your ADSs or withdraw the underlying ordinary shares at certain times, which may have an adverse effect on the value of your ADSs.
The depositary for our ADSs is entitled to charge holders fees for various services, including annual service fees.
The depositary for our ADSs is entitled to charge holders fees for various services, including for the issuance of ADSs upon deposit of ordinary shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. In the case of ADSs issued by the depositary into The Depository Trust Company, or DTC, the fees will be charged by the DTC participant to the account of the applicable beneficial owner in accordance with the procedures and practices of the DTC participant as in effect at the time. The depositary for our ADSs will not generally be responsible for any United Kingdom stamp duty or stamp duty reserve tax arising upon the issuance or transfer of ADSs.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.
We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us or to the depositary. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment imposes or increases any fees or charges on a per ADS basis (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or otherwise prejudices any substantial existing right of the ADS holders or beneficial owners of the ADSs, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Notwithstanding the foregoing, any amendments or supplements which are reasonably necessary (as agreed by us and the depositary) in order for the ADSs to be registered on Form F-6 under the Securities Act or the ADSs or shares to be traded solely in electronic book-entry form and do not in either such case impose or increase any fees or charges to be borne by ADS holders, such amendments shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners of ADSs.
We may decide to direct the depositary to terminate the ADS facility at any time for any reason. For example, termination of the ADS facility may occur when we become the subject of a takeover or a going-private transaction. ADS holders will receive at least 30 days’ prior notice of the ADS facility terminating, but no prior consent is required from them.
ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing our ADSs provides that owners and holders of ADSs irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including claims under U.S. federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. Although we are not aware of a specific federal decision that addresses the enforceability of a jury trial waiver in the context of U.S. federal securities laws, it is our understanding that jury trial waivers are generally enforceable. Moreover, insofar as the deposit agreement is governed by the laws of the State of New York, New York laws similarly recognize the validity of jury trial waivers in appropriate circumstances. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs.
In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim of fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute). No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of U.S. federal securities laws and the rules and regulations promulgated thereunder.
If any owner or holder of our ADSs brings a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under U.S. federal securities laws, such owner or holder may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different results than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.
You will not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
Holders of ADSs do not have the same rights as our shareholders who hold our ordinary shares directly and may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Holders of the ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs.
When a general meeting is convened, if you hold ADSs, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw the ordinary shares underlying your ADSs to allow you to vote with respect to any specific matter. We will use commercially reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
The depositary will not be liable for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.
You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.
The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to register under U.S. securities laws any offering of ADSs, ordinary shares or other securities received through such distributions. We also have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have an adverse effect on the value of your ADSs.
Because we do not anticipate paying any cash dividends on our ADSs in the foreseeable future, capital appreciation, if any, will be your sole source of gains and you may never receive a return on your investment.
Under current English law, a company’s accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be declared and paid. Therefore, we must have distributable profits before declaring and paying a dividend. In addition, as a public limited company incorporated in England and Wales, we will only be able to make a distribution if the amount of our net assets is not less than the aggregate of our called-up share capital and undistributable reserves and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.
We have not paid dividends in the past on our ordinary shares. We intend to retain earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, on our ADSs will be your sole source of gains for the foreseeable future, and you will suffer a loss on your investment if you are unable to sell your ADSs at or above the initial public offering price. Investors seeking cash dividends should not purchase our ADSs in this offering.
We will incur increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.
As a company whose ADSs are publicly traded in the United States, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on publicly traded companies of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.
Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we will be required to furnish a report by our senior management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
Following the completion of the offering, we may be at an increased risk of securities class action litigation.
Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because technology companies have experienced significant share price volatility recently. If we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.
Risks Related to Investing in a Foreign Private Issuer or an English Company
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies.
As a foreign private issuer, we will be exempt from a number of requirements under U.S. securities law and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized in the United States. In particular, we will be exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as public companies organized in the United States. Accordingly, there may be less publicly available information concerning our company than there is for public companies organized in the United States.
As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each fiscal year ended December 31 and reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, because of the above exemptions for foreign private issuers, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.
As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we may follow UK corporate governance rules instead of the corporate governance requirements of Nasdaq.
As a foreign private issuer, we may follow our home country corporate governance rules instead of the corporate governance requirements of Nasdaq. For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:
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have a majority of the board of directors consist of independent directors;

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require non-management directors to meet on a regular basis without management present;

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promptly disclose any waivers of the code for directors or executive officers that should address certain specified items;

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have an independent nominating committees;

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solicit proxies and provide proxy statements for all shareholder meetings; and

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seek shareholder approval for the implementation of certain equity compensation plans and issuances of ordinary shares.

For an overview of our corporate governance principles, including those which comply with certain of the requirements above, see “Description of Share Capital and Articles of Association — Articles of Association.”

In accordance with our Nasdaq listing, our Audit Committee is required to comply with the provisions of Section 301 of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 of the Exchange Act, both of which also are applicable to Nasdaq-listed U.S. companies.
To the extent we determine to follow UK corporate governance practices instead of Nasdaq governance requirements, you may not have the same protections afforded to shareholders of companies that are subject to these Nasdaq requirements.
We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to public companies organized in the United States. If we were to lose our status as a foreign private issuer, we would be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to public companies organized in the United States. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ADSs must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our executive officers or directors cannot be U.S. citizens or residents, (ii) more than 50% of our assets must be located outside the United States, and (iii) our business must be administered principally outside the United States.
If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting requirements and other requirements applicable to public companies organized in the United States, including the requirement to prepare our financial statements in accordance with U.S. generally accepted accounting principles, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to public companies organized in the United States may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities extremely time consuming and costly. If we lose foreign private issuer status and are unable to comply with the reporting requirements applicable to public companies organized in the United States by the applicable deadlines, we would not be in compliance with applicable SEC rules or the rules of the Nasdaq, which could cause investors to lose confidence in our public reports and could have a material adverse effect on the trading price of our ADSs. We also expect that if we were required to comply with the rules and regulations applicable to public companies organized in the United States, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors and other key management personnel.
We have not yet determined whether our existing internal controls over financial reporting systems are compliant with Section 404 of the Sarbanes-Oxley Act, and we cannot provide any assurance that there are no material weaknesses or significant deficiencies in our existing internal controls.
As an English public company traded on the LSE, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards applicable to publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act.
As a public company in the United States, we must maintain effective internal control over financial reporting in order to report in an accurate and timely manner the results of our operations and financial condition. In addition, the Sarbanes-Oxley Act will require, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. This process will require the investment of substantial time and resources, including by our Director of Finance and other members of our management. The process of designing and implementing effective internal controls over financial reporting is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404(a), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business. In addition, it is currently anticipated that our independent registered public accounting firm will be required to issue an audit report on the effectiveness of our internal control over financial reporting in the fifth annual report following the completion of this offering or the fiscal year following the date upon which we are no longer an emerging growth company, whichever is the sooner.
In connection with the implementation of the necessary procedures and practices related to our internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404(a). In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their audit report. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate.
We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404(a) or our independent registered public accounting firm may not issue an unqualified opinion. Irrespective of compliance with Section 404(a), any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during and after the implementation of these changes. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified opinion, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our ADSs.
Claims of U.S. civil liabilities may not be enforceable against us.
We are incorporated under English law and have our registered office in England. Certain members of our board of directors and senior management are non-residents of the United States, and a portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States.
The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in the United Kingdom. In addition, uncertainty exists as to whether UK courts would entertain original actions brought in the United Kingdom against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of the United Kingdom as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary; provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement.
As a result, U.S. investors may not be able to enforce against us or our senior management, board of directors or certain experts named herein who are residents of the United Kingdom or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
Under English law, shareholders usually have preemptive rights to subscribe on a pro rata basis in the issuance of new shares for cash. The exercise of preemptive rights by certain shareholders not resident in the United Kingdom may be restricted by applicable law or practice in the United Kingdom and overseas jurisdictions. We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings. We are also permitted under English law to disapply preemptive rights (subject to the approval of our shareholders by special resolution or the inclusion in our articles of association of a power to disapply such rights) and thereby exclude certain shareholders, such as overseas shareholders, from participating in a rights offering (usually to avoid a breach of local securities laws).
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
We are incorporated under English law. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the provisions of the UK Companies Act 2006 (the “Companies Act”), and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital and Articles of Association — Differences in Corporate Law” in this prospectus for a description of the principal differences between the provisions of the Companies Act applicable to us and, for example, the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections.
The principal differences include the following:
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under our articles of association, each shareholder present at a general meeting has only one vote on a resolution put to the vote of the meeting unless demand is made for a vote on a poll, in which case each holder gets one vote per share owned. Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings;

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under English law, subject to certain exceptions and disapplications, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of ordinary shares or rights to subscribe for, or to convert securities into, ordinary shares for cash. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;

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under English law and our articles of association, certain matters require the approval of 75% of the shareholders who vote (in person or by proxy) on the relevant resolution (or on a poll of shareholders representing 75% of the ordinary shares voting (in person or by proxy)), including amendments to the articles of association. This may make it more difficult for us to complete corporate transactions deemed advisable by our board of directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;

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in the United Kingdom, takeovers may be structured as takeover offers or as schemes of arrangement. Under English law, a bidder seeking to acquire us by means of a takeover offer would need to make an offer for all of our outstanding ordinary shares (including ordinary shares represented by ADSs). If acceptances are not received for 90% or more of the ordinary shares (including ordinary shares represented by ADSs) under the offer, under English law, the bidder cannot complete a “squeeze out” to obtain 100% control of us. Accordingly, acceptances of 90% of our outstanding ordinary shares (including ordinary shares represented by ADSs) will likely be a condition in any takeover offer to acquire us, not 50% as is more common in tender offers for corporations organized under Delaware law. By contrast, a scheme of arrangement, the successful completion of which would result in a bidder obtaining 100% control of us, requires the approval of a majority of shareholders voting at the meeting and representing 75% of the ordinary shares voting for approval;

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under English law and our articles of association, shareholders and other persons whom we know or have reasonable cause to believe are, or have been, interested in our shares may be required to disclose information regarding their interests in our shares upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on certain transfers of the shares, withholding of dividends and loss of voting rights. Comparable provisions generally do not exist under U.S. law; and

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the quorum requirement for a shareholders’ meeting is a minimum of two shareholders entitled to vote at the meeting and present in person or by proxy or, in the case of a shareholder which is a corporation, represented by a duly authorized representative. Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares required for a quorum can be reduced pursuant to a provision in a company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.
English law provides that a board of directors may only allot shares (or rights to subscribe for or convert any security into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and being valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. We have obtained authority from our shareholders to allot additional shares until the earlier of September 30, 2021 or the conclusion of our next Annual General Meeting. This authorization will need to be renewed upon expiration and is customarily renewed on a yearly basis.
English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution but not longer than the duration of the authority to allot shares to which the disapplication relates. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to disapply preemptive rights until the earlier of September 30, 2021 or the conclusion of our next Annual General Meeting. This which disapplication will need to be renewed upon expiration (i.e. at the Next Annual General Meeting) and is customarily renewed on a yearly basis.
English law also generally prohibits a public company from repurchasing its own shares without the prior approval of shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be for a maximum period of up to five years, though is customarily granted and renewed on a yearly basis. See “Description of Share Capital and Articles of Association.”
Our articles of association to be effective in connection with this offering will provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.
Our articles of association to be effective in connection with this offering will provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints (i.e., any derivative action or proceeding brought on behalf of us, any action or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees, any action or proceeding asserting a claim arising out of any provision of the Companies Act or our articles of association or any action or proceeding asserting a claim or otherwise related to the affairs of our company) other than shareholder complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the U.S. District Court for the Southern District of New York will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act, including applicable claims arising out of this offering. In addition, our articles of association will provide that any person or entity purchasing or otherwise acquiring any interest in our shares is deemed to have notice of and consented to these provisions.

This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. The enforceability of similar exclusive forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our articles of association. Additionally, our shareholders cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder. If a court were to find the choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.
Risks Related to Investing in an Emerging Growth Company
We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our ADSs less attractive to investors.
We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an emerging growth company, we are required to report only two years of financial results and selected financial data in our initial public offering registration statement, as compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an emerging growth company. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the aggregate market value of our ADSs and ordinary shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an emerging growth company as of the following December 31 (our fiscal year-end). We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and the price of our ADSs may be more volatile.
Risks Related to U.S. and UK Tax Regimes
There can be no assurance that we will not be a PFIC for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. investors.
Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a passive foreign investment company (“PFIC”), for any taxable year in which (a) 75% or more of our gross income consists of passive income or (b) 50% or more of the value of our assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, certain gains from the sale or exchange of property and certain rents and royalties. Cash, cash-equivalents and cryptocurrencies generally are passive assets for these purposes. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. In addition, for purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares. If we are a PFIC for any taxable year during which a U.S. investor holds our shares, the U.S. investor may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on dividends, interest charges on certain taxes treated as deferred and additional reporting requirements.
Based on our analysis of our activities and current estimates of the composition of our income and assets (including goodwill), we do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, because PFIC status is determined on an annual basis, and therefore our PFIC status for the current taxable year and any future taxable year will depend upon the future composition of our income and assets, there can be no assurance that we will not be a PFIC for any taxable year. In particular, the application of the PFIC rules to cryptocurrencies is subject to uncertainty. In addition, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion and that the IRS would not successfully challenge our position.
For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see the section of this prospectus titled “Material Income Tax Considerations — Material United States Federal Income Considerations.”
It is unlikely we will be able to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable UK tax legislation.
As a UK incorporated and tax resident entity, we are subject to UK corporate taxation on tax-adjusted trading profits. As of December 31, 2020, we had cumulative carryforward tax losses of £10,031,918. Given we do not, and are not currently expected to, generate significant taxable profit in the UK, it is unlikely that these carryforward tax losses will be utilized against future profits to reduce future tax payments or otherwise benefit from favorable UK tax legislation.
Changes and uncertainties in the tax system in the countries in which we have operations, could materially adversely affect our financial condition and results of operations, and reduce net returns to our shareholders.
Our consolidated effective income tax rate, and the tax treatment of our ADSs and ordinary shares, could be materially adversely affected by several factors, including: changing tax laws, regulations and treaties, or the interpretation thereof; tax policy initiatives and reforms under consideration (such as those related to the Organisation for Economic Co-operation and Development’s, or OECD, Base Erosion and Profit Shifting, or BEPS, Project, the European Commission’s state aid investigations and other initiatives); the practices of tax authorities in jurisdictions in which we operate (such as in the UK and in Canada); and the resolution of issues arising from tax audits or examinations and any related interest or penalties. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the stamp duty or stamp duty reserve tax treatment of our ADSs or ordinary shares.
We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our statement of financial position, and otherwise affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.
Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes or non-realization of expected benefits.
A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, Her Majesty’s Revenue & Customs (“HMRC”), the IRS or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.
A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, for example where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of U.S. federal securities laws that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative of these terms, or other comparable terminology intended to identify statements about the future, although not all forward-looking statements contain these words. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about future operating results, potential risks pertaining to these future operating results, future plans, prospects and our business strategy, anticipated benefits of proposed (or future) acquisitions or investments, new facilities, growth, the capabilities and capacities of business operations, any financial or other guidance, expected capital expenditures and all statements that are not based on historical fact, but rather reflect our current expectations concerning future results and events. This list is not an exhaustive list of the factors that may affect any of our forward-looking statements.
You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these and other factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Forward-looking statements speak only as of the date of this prospectus, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law, applicable regulations or the rules of any stock exchange to which we are subject.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA
This prospectus contains estimates, projections and other information concerning our industry, our business and cryptocurrency markets. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources. While we believe our internal company research as to such matters is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.
In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-looking Statements.”

GLOSSARY OF INDUSTRY TERMS AND CONCEPTS
Throughout this prospectus, we use a number of industry terms and concepts which are defined as follows:
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application-specific integrated circuits or ASICs:   Computer microchips designed for a particular use, in this case, mining cryptocurrency. ASICs are considered far superior in terms of performance and efficiency to the central processing units and graphics processing units found inside personal computers.

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Bitcoin:   The first implementation of cryptocurrency, a form of digital money that uses blockchain technology, initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto.

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Bitcoin Equivalent:    Our method of reflecting the Company’s digital assets is presented in units of Bitcoin. When we reference Bitcoin Equivalent we hold, the conversion rate to Bitcoin is based on the price quoted for such cryptocurrency compared to Bitcoin on CoinTracker.io on the referenced date. When we reference Bitcoin Equivalent we mine, the conversion rate to Bitcoin is based on the price quoted for such cryptocurrency compared to Bitcoin on CoinGecko.com at 11:59 UTC on the date it was mined.

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block:   Synonymous with digital pages in a ledger. Blocks are added to an existing blockchain as transactions occur on the network. Miners are rewarded for “mining” a new block.

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blockchain:   A cryptographically secure digital ledger that maintains a record of all transactions that occur on the network and follows a consensus protocol for confirming new blocks to be added to the blockchain.

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CBDC:   Central bank digital currency, a form of government-backed stablecoin.

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cold storage:   The storage of private keys in any fashion that is disconnected from the internet. Common cold storage examples include offline computers, USB drives, or paper records.

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consensus:   The protocol that allows a blockchain network to secure by governing how transactions are processed and new blocks are added to the blockchain.

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cryptocurrency:   Digital assets that are designed to work as a medium of exchange, unit of account, and/or store of value.

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digital asset:   A broad term for anything that can be stored and transmitted electronically, and has associated ownership or use rights. As used in this prospectus, the term “digital assets” refers to assets that are created and maintained with software (code), and exist as data on a blockchain network.

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digital asset ecosystem:   The broad ecosystem of individuals, organizations, platforms, networks and other elements that use and support the use of digital assets and related technologies, across any number of industries and use cases.

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DeFi:   Short for Decentralized Finance. Peer-to-peer software-based network of protocols that can be used to facilitate traditional financial services like borrowing, lending, trading derivatives, insurance, and more through smart contracts.

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Ethereum:   Ethereum is a peer-to-peer blockchain network that was originally described in a 2013 white paper by Vitalik Buterin, a programmer involved with Bitcoin. The Ethereum network allows people to exchange digital assets, called Ether (“ETH”), which can be used to pay for goods and services, including computational power on the Ethereum network. Ethereum also allows users to write and implement smart contracts that are used to create digital assets other than ETH on the Ethereum network, move digital assets in accordance with conditional instructions and create markets, among other things. Smart contract operations are executed on the Ethereum network in exchange for payment of ETH. Ethereum has recently been popularly used for DeFi applications.

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fork:   A fundamental change to the software underlying a blockchain which results in two different blockchains: the original version and the new version. In some instances, the fork results in the creation of a new digital asset.

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hash:   A function that takes an input, and then outputs an alphanumeric string known as the “hash value.” Each block in a blockchain contains the hash value that validated the transaction before it followed by its own hash value. Hashes are used in confirming transactions on a blockchain.

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hash rate:   A measure of the computing power in use on a blockchain network.

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hot wallet:   A wallet that is connected to the internet, enabling it to broadcast transactions to a blockchain network.

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miner:   Individuals or entities who operate a computer or group of computers that add new transactions to blocks, and verify blocks created by other miners. Miners collect transaction fees and are rewarded with new digital assets for their services.

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mining:   The process by which new blocks are created, and thus new transactions are added to the blockchain.

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mining difficulty:   In a proof-of-work network, difficulty is the measure of how difficult it is to mine a new block by solving the hashing algorithm. On the Bitcoin network, the network programmatically adjusts the difficulty every 2,016 blocks so that the average time it takes to add a new block remains approximately 10 minutes.

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mining machines:   Any ASIC- or GPU-based machines that are mining cryptocurrency.

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mining pools:   Mining pools are groups of miners that combine their computing resources over a network to increase the probability they will solve the next block more quickly than any other miner (or other mining pool).

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network:   The collection of all miners that use computing power to maintain the ledger and add new blocks to the blockchain. Most networks are decentralized, reducing the risk of a single point of failure.

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privacy coin:   An anonymity-enhanced cryptocurrency.

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protocol:   A type of algorithm or software that governs how a blockchain network operates.

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proof-of-work:   A protocol for establishing consensus across a system that ties mining capability to computational power. Hashing a block, which is in itself an easy computational process, now requires each miner to solve for a set, difficult variable. In effect, the process of hashing each block becomes a competition. This addition of solving for a target increases the difficulty of successfully hashing each block. For each hashed block, the overall process of hashing will have taken some time and computational effort.

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proof-of-stake:   An alternative consensus protocol, in which a “validator” uses their own digital assets to validate transactions or blocks. Validators “stake” their digital assets on whichever transactions they choose to validate. If a validator validates a block (group of transactions) correctly, it will receive a reward. Typically, if a validator verifies an incorrect transaction, it will lose the digital assets that it staked. Proof-of-stake generally requires a negligible amount of computing power compared to proof-of-work.

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public key or private key:   Each public address on a blockchain network has a corresponding public key and private key that are cryptographically generated. A private key allows the recipient to access any digital assets belonging to the address, similar to a bank account password. A public key helps validate transactions that are broadcasted to and from the address. Addresses are shortened versions of public keys, which are derived from private keys.

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smart contract:   Blockchain-based software that executes automatically upon the occurrence of defined conditions and can digitally facilitate or enforce a rules-based agreement or terms between transacting parties.

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stablecoin:   Digital assets designed to minimize price volatility by tracking the price of an underlying asset such as fiat money or an exchange-traded commodity (such as precious metals or industrial metals). Stablecoins may attempt to maintain a stable value by being backed by physical reserves of the underlying asset, or may rely on other methods, such as algorithmically controlled supply.

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wallet:   A place to store public and private keys for digital assets. Wallets are typically software, hardware, or paper-based.

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Zcash:   A cryptocurrency launched on October 28, 2016 by a privately held company known today as the Electric Coin Company, led by founder and CEO Zooko Wilcox.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $       million (or approximately $       million if the underwriters exercise their option to purchase additional ADSs from us in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $       per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the LSE of £       on            , 2021 (based on an assumed exchange rate of £1.00 to $      ).
Each $1.00 increase (decrease) in the assumed initial public offering price of $       per ADS would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Each increase (decrease) of one million ADSs in the number of ADSs offered by us would increase (decrease) the net proceeds to us from this offering by approximately $       million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of ADSs by these amounts would have a material effect on our use of the proceeds from this offering, although it may accelerate the time when we need to seek additional capital.
The principal purposes of this offering are to create a public market for our ADSs, to facilitate greater access to the U.S. public equity markets and to increase our visibility in the marketplace, as well as to obtain additional capital. We intend to use the net proceeds from this offering to fund the development of our Texas facility and other incremental growth, including investments in DeFi projects and other initiatives, and for working capital and general corporate purposes, including for possible acquisitions that may be identified following the date of this prospectus. However, we do not currently have any definitive or preliminary plans with respect to the use of proceeds for such purposes.
The amount and timing of actual expenditures for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and the other factors described in “Risk Factors.” Accordingly, we will have broad discretion in deploying the net proceeds of this offering.

DIVIDEND POLICY
Since our incorporation, we have not declared or paid any dividends on our issued share capital. We intend to retain any earnings for use in our business and do not currently intend to pay dividends on our ordinary shares or ADSs. The declaration and payment of any future dividends will be at the discretion of our board of directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, any future debt agreements or applicable laws and other factors that our board of directors may deem relevant.
Under the laws of England and Wales, among other things, we may only pay dividends if we have sufficient distributable reserves (on a non-consolidated basis), which are our accumulated realized profits that have not been previously distributed or capitalized less our accumulated realized losses, so far as such losses have not been previously written off in a reduction or reorganization of capital.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2021 on:
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an actual basis; and

▪
an as adjusted basis to reflect the issuance and sale of ADSs in this offering at the assumed initial public offering price of $       per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on the LSE of £       on            , 2021 (based on an assumed exchange rate of £1.00 to $      ), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in this prospectus. For the convenience of the reader, we have translated information in the tables below presented in pounds sterling into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021, which was £1.00 to $1.3806. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
	AS OF JUNE 30, 2021
	Actual		As Adjusted(1)
	£	$	£
Cash and cash equivalents	16,047,609	22,155,329
Stockholders’ equity
Common stock, £0.001 par value; 381,832,335 shares authorized, issued and outstanding at June 30, 2021	381,832	527,157
Additional paid-in capital	55,317,447	76,371,267
Accumulated other comprehensive income	81,823	112,965
Share based payment reserve	992,324	1,370,002
Accumulated surplus	29,178,867	40,284,344
Total capitalization

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $       per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on the LSE of £       on ,            2021 (based on an assumed exchange rate of £1.00 to $1.      ), would increase or decrease the as adjusted amount of each of cash and cash equivalents, common stock, and total capitalization by approximately $       million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of one million shares in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, common stock, and total capitalization by approximately $       million, assuming no change in the assumed initial public offering price per ADS and after deducting the estimated underwriting discounts and commissions.

The number of our ordinary shares to be outstanding after this offering is based on        ordinary shares outstanding as of           , 2021 and excludes:
▪
       ordinary shares issuable upon the exercise of outstanding options under our 2018 Equity Incentive Plan, including the UK Non-Tax Advantage Sub-Plan under our 2018 Equity Incentive Plan, as of       , at a weighted average exercise price of       per share; and

▪
       ordinary shares which may be issued under our 2018 Equity Incentive Plan, including the UK Non-Tax Advantage Sub-Plan under our 2018 Equity Incentive Plan, as of        .

Unless otherwise indicated, all information in this prospectus assumes or gives effect to:
▪
no exercise of the outstanding options described above after            , 2021; and

▪
no exercise by the underwriters of their option to purchase up to           additional ADSs in this offering.

DILUTION
If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the as adjusted net tangible book value per share immediately following the consummation of this offering. Unless otherwise stated, we translated pound sterling amounts into U.S. dollars in dilution calculations based on the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021, which was £1.00 to $1.3806.
At June 30, 2021, we had a historical net tangible book value of $       million, corresponding to a net tangible book value of $       per share or $       per ADS based on an ordinary share to ADS ratio of one to one. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding.
After giving effect to the sale by us of ADSs (representing an aggregate of ordinary shares) in this offering at the assumed initial public offering price of $       per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on the LSE of £       on            , 2021 (based on an assumed exchange rate of £1.00 to $       ), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value at June 30, 2021 would have been approximately $       million, representing $       per share or $       per ADS. This represents an immediate increase in net tangible book value of $       per share or $       per ADS to existing shareholders and an immediate dilution in net tangible book value of $       per share or $       per ADS to new investors purchasing ADSs in this offering at the assumed initial public offering price. Dilution in net tangible book value per ADS to new investors is determined by subtracting as adjusted net tangible book value per ADS after this offering from the assumed initial public offering price per ADS paid by new investors.
The following table illustrates this dilution to new investors purchasing ADSs in this offering:
Assumed initial public offering price per ADS		$
Historical net tangible book value per ADS as of June 30, 2021	$
Increase in net tangible book value per ADS attributable to this offering
As adjusted net tangible book value per ADS after this offering
Dilution per ADS to new investors participating in this offering		$

If the underwriters exercise their option to purchase additional ADSs from us in full, our as adjusted net tangible book value per ADS after this offering would be $       per ADS, representing an immediate increase in as adjusted net tangible book value per ADS of $       per ADS to existing shareholders and immediate dilution of $       per ADS in as adjusted net tangible book value per ADS to new investors purchasing ADSs in this offering, based on an assumed initial public offering price of $       per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on the LSE of £       on            , 2021 (based on an assumed exchange rate of £1.00 to $     ).
Each $1.00 increase (decrease) in the assumed initial public offering price of $       per ADS, which reflects the U.S. dollar equivalent of the closing price of our ordinary shares on the LSE of £       on            , 2021 (based on an assumed exchange rate of £1.00 to $     ), respectively, would increase (decrease) the as adjusted net tangible book value after this offering by $       per ADS and the dilution per share to new investors in the offering by $       per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same.
The following table summarizes, as of June 30, 2021, on the as adjusted basis described above, the total number of ordinary shares purchased from us (including ordinary shares represented by ADSs), the total consideration paid to us and the average price per ordinary share (including ordinary shares represented by ADSs) paid by the existing shareholders and by new investors purchasing ADSs in this offering.

	Ordinary Shares Purchased (including those represented by ADSs)		Total Consideration		Average Price Per Ordinary Share (including those represented by ADSs)
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Totals		100.0%	$	100.0%	$
To the extent any of our outstanding options is exercised, there will be further dilution to new investors.
If the underwriters exercise their option to purchase additional ADSs from us in full:
▪
the percentage of ordinary shares held by existing shareholders will decrease to approximately    % of the total number of our ordinary shares outstanding after this offering; and

▪
the number of shares held by new investors will increase to approximately    % of the total number of our ordinary shares outstanding after this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards, or IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in the forward-looking statements contained in the following discussion and analysis, including but not limited to those described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
For the convenience of the reader, we have translated information in the tables below presented in pounds sterling into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2021, which was £1.00 to $1.3806. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.
Overview
We are a leading blockchain technology company focused on large-scale mining of Bitcoin and other cryptocurrencies. We mine using purpose-built computers (or “mining machines”) to solve complex cryptographic algorithms (or “verify” or “solve” blocks) in the blockchain in exchange for rewards and fees denominated in the native token of that blockchain network.
We were founded in late 2017, and initially focused on providing our mining capacity as a service to our customers. In this initial model, customers contracted Bitcoin mining services from us for a fee, and our customers would earn the Bitcoin rewards generated from the contracted mining services directly to their cryptocurrency wallet address. Beginning in 2019, we chose to wind down our mining-as-a-service business and shifted to mining for our own account to increase our revenues and margins. In 2019 and 2020, mining-as-a service revenue comprised 3.1% and less than 0.1% of our total revenue, respectively.
Upon our shift to mining for our own account, we began substantially increasing our investment in mining machines, and initially had our mining machines hosted in facilities operated by third parties. As our mining business has grown, we have recently begun investing in facilities such that we will own both the mining machines and the facilities in which we operate. As of the June 30, 2021, we have approximately 1,075 petahash of mining capacity, of which approximately 215 petahash is located in facilities we recently acquired in Quebec, Canada, and approximately 860 petahash is located in hosted facilities. We expect that in the near term the substantial majority of our capital expenditures will be devoted to the development of our new mining facility in Texas and the acquisition of new mining hardware. As we continue to migrate to a fully owned and operated business model, we expect our capital expenditure and operating expenses to increase in absolute terms, although we expect our total direct mining costs per unit of compute to decrease over the long term.
While we mine for cryptocurrency for sale in the ordinary course of business, we believe that cryptocurrency represents an attractive, appreciating investment opportunity, and as such we have historically held cryptocurrency assets that we do not otherwise sell to fund our operating expenses. Cryptocurrency held in treasury is marked to market at the end of each of our financial reporting periods, with gains and losses reflected as changes in fair value of digital currencies in our income statement. As a result, our operating results and total assets vary in direct proportion to the value of the applicable cryptocurrencies we hold in a given period, and these variations may be substantial.
Our long-term strategy is to diversify our sources of revenue and value creation by investing in and developing other commercial opportunities related to cryptocurrency and blockchain technologies and initiatives, such as DeFi applications and cryptocurrencies that use proof-of-stake and other consensus mechanisms. As part of that strategy, we have made equity investments in Luxor Technologies, a hash rate management software platform and equihash mining pool operator based in the United States, and Pluto Digital PLC, a venture capital and technology company focused on incubating decentralized technologies based in the UK and have established Argo Labs as a dedicated division within the Company to further explore investing and participating in proof-of-stake networks and DeFi projects.
In 2019, 2020 and the six months ended June 30, 2021, we mined 1,330, 2,465 and 883 Bitcoin and Bitcoin Equivalents, respectively, and our total revenues were £8,616,879, £18,957,417 and £31,085,716 respectively. In 2019, our total comprehensive loss was £690,811 and, in 2020 and the six months ended June 30, 2021, our total comprehensive income was valued at £1,707,030 and £6,852,968, respectively. Bitcoin and Bitcoin Equivalents mined since May 11, 2020 have been negatively impacted by the halving of the Bitcoin currency rewards that occurred on that date.
COVID-19 Business Update
We are continuing to closely monitor how the COVID-19 pandemic and related response measures are affecting our business. Based on our current assessment, we do not expect any material impact on our long-term strategic plans, operations or liquidity due to the COVID-19 pandemic. Our management and employees are operating remotely, and all of our mining facilities are operating as normal. We have not furloughed any of our employees and have not participated in any of the other COVID-19-related government assistance schemes that have been implemented globally. We have not sought or obtained any other funding as a result of the COVID-19 pandemic. While our manufacturing partners and component suppliers mostly have been able to continue to operate to date in compliance with applicable regulations and current limitations, future restrictions on their operations could impact their ability to meet global demand for new mining machines. We expect that our 2021 results will be impacted by the COVID-19 pandemic as, and to the extent, it continues to impact the macroeconomic environment. However, it is not possible to predict the full duration and impact of the COVID-19 pandemic.
Factors Affecting Our Performance
Market Value of Bitcoin and other Cryptocurrency.   Substantially all of our current business is focused on mining Bitcoin and other cryptocurrencies. Our revenue is primarily comprised of the value of Bitcoin and other cryptocurrency rewards and transaction fees we earn by mining the blockchain, and as of June 30, 2021, approximately 24% of our total assets were represented by our holdings of cryptocurrency in treasury. As such, our operating results and financial condition are substantially affected by fluctuations and long-term trends in the value of Bitcoin and, to a lesser extent, other cryptocurrency. In periods where Bitcoin and other cryptocurrency is appreciating in value, we tend to increase our capital expenditures in mining machines and related infrastructure, as the value of the rewards we receive for successful mining generally results in a faster return on these investments. We carefully monitor fluctuations and longer-term trends in the value of Bitcoin and other cryptocurrency, which impacts the price of machines, when planning our short- and long-term operating strategies and capital expenditures. We also regularly evaluate potential innovations in geography, physical footprint, computing technology and similar areas to improve our operations and productivity. We believe this smart-growth strategy will enable us to build value over the long term, and differentiates us from competitors whose decisions, we believe, are driven principally by short-term market dynamics and opportunities.
The market for cryptocurrencies is new, rapidly evolving and subject to regulatory, tax, political and market factors beyond our control. Increased hash rate in the market resulting from the deployment of new mining machines will generally lead to increases in mining difficulty, which in turn decreases our revenue and adversely affects our mining margins. Further, reward rates for cryptocurrency are subject to adjustments at predetermined intervals. For example, for Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, again to 12.5 on July 9, 2016 at block 420,000 and again to 6.25 on May 11, 2020 at block 630,000. The next halving for Bitcoin is expected in 2024 at block 840,000, when the reward will reduce to 3.125. These adjustments have had and will continue to have material effects on the economic viability of mining assets that are in production. Each cryptocurrency has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for cryptocurrencies, which could in turn result in substantial damage to or even the failure of our business. See “Risk Factors — Risks Related to Cryptocurrency Mining — The primary cryptocurrencies for which we currently mine, Bitcoin and Zcash, are subject to halving; the cryptocurrency reward for successfully uncovering a block will halve several times in the future and the cryptocurrency’s value may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.”
Capacity and Efficiency of Mining Machines.   The cryptocurrency mining industry is currently undergoing an arms race in mining technology and increased capacity, as miners need to deploy increasingly sophisticated mining machines in ever greater quantities to remain competitive. While many of our competitors have embraced a “bigger is better” growth strategy, we believe that our commitment to mining efficiency and return on investment in mining machines will remain our competitive advantage. The majority of our capital expenditures have taken place in the most recent mining-machine-technology cycle and our capital expenditures have been directed towards the latest models of mining machines featuring industry-leading capacity, speed and efficiency. We believe that we operate one of the most efficient mining machine fleets in the global market. In some periods, the industry has experienced, and we expect may experience again in the future, a scarcity of advanced mining machines, as few manufacturers are capable of producing a sufficient number of mining machines of adequate quality to meet demand. To maintain our competitive advantage over the long term, we must develop and maintain strong relationships across the mining machine supply chain, and strategically invest in state-of-the art mining machines at attractive prices, while effectively managing our fleet as it ages along the obsolescence curve.
Cost and Source of Power.   Mining cryptocurrency is a highly power-intensive process, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by operating the machines. We believe the combination of the increasing difficulty of successfully mining rewards, driven by greater hash rates, and the periodic adjustment of reward rates, such as the halving of Bitcoin rewards, will drive the increasing importance of power efficiency in cryptocurrency mining over the long term. Moreover, we believe that cryptocurrency miners have a social responsibility to obtain the power required for their operations from clean power sources as much as possible. However, there is no guarantee that we will be able to negotiate these power agreements on these terms, or at all, including for example, due to limitations in availability and fluctuations in the cost of electricity. See “Risk Factors — Risks Related to Cryptocurrency Mining — We may not be able to secure access to electricity on a sufficiently firm and unrestricted basis or at a price that we are willing to pay” and “Risk Factors — Risks Related to Cryptocurrency Mining — We may be affected by price fluctuations in the wholesale and retail power markets.” To meet these twin objectives of efficiency and social responsibility, we are moving to a strategy where we own and operate our mining facilities, such as the Helios project in Texas, where we expect to obtain more than 90% of our power requirements from reliable renewable power sources. We expect to enter into power agreements that will allow us to have one of the highest carbon-free energy footprints at a price equal to or less than the current cost of fossil fuel energy in other locations, based on current market power costs as of the date of this prospectus. We believe these strategic investments will generate long-term returns in the form of controlled access to low cost, responsible sources of power and differentiate us from our competitors. However, in the near term this transition will result in heightened capital expenditures and operating expense, may result in disruptions to our operations and may not yield the return on investment that we expect.
Competition.   Our business environment is constantly evolving, and cryptocurrency miners can range from individual enthusiasts to professional mining operations with dedicated mining facilities. We compete with other companies that focus all or a portion of their activities on mining activities at scale. We believe that the trend of increasing market prices for Bitcoin and other major cryptocurrencies we observed beginning in the third quarter of 2020 has resulted in an increase in the scale and sophistication of competition in the cryptocurrency mining industry, with new entrants and existing competitors gaining access to substantial capital resources to build ever larger mining operations. If the trend of increasing market prices for Bitcoin and other cryptocurrencies continues in 2021, we believe many new and existing competitors may be encouraged to build or expand Bitcoin mining operations.
Key Indicators of Performance and Financial Condition
Key operating and financial metrics that we use, in addition to our IFRS consolidated financial statements, to assess the performance of our business are set forth below for the years ended December 31, 2020 and 2019 and six months ended June 30, 2021 and 2020:

	Year ended December 31,		SIX MONTHS ENDED JUNE 30,
	2020	2019	2021	2020
	Unaudited
Bitcoin and Bitcoin Equivalents Mined	2,465	1,330	883	1,669
Bitcoin and Bitcoin Equivalent Mining Margin	41%	60%	81%	39%
Average Direct Cost Per Bitcoin or Bitcoin Equivalent Mined	£4,548	£2,614	£6,350	£4,067
Bitcoin and Bitcoin Equivalents Held (end of period)	216	193	1,268	127
EBITDA	£7,625,309	£1,387,386	£15,978,266	£3,662,424
Bitcoin and Bitcoin Equivalents Mined.   We measure the production of our mining activities in a given period as Bitcoin and Bitcoin Equivalents Mined. Bitcoin Equivalents include rewards and transaction fees for mining Bitcoin and other cryptocurrencies, such as Zcash. We generally exchange forms of cryptocurrency other than Bitcoin into Bitcoin in the period in which such currency is earned, and hold Bitcoin in treasury that we do not otherwise sell to fund our operating expenses. As such, we believe that the number of Bitcoin and Bitcoin Equivalents that we mine is a useful metric for investors to measure our mining activity.
Bitcoin and Bitcoin Equivalent Mining Margin.   We define Bitcoin and Bitcoin Equivalent Mining Margin as the difference between cryptocurrency mining revenue and our direct costs, divided by cryptocurrency mining revenue, expressed as a percentage. We use this measure, and believe it is meaningful to investors, because it is reflective of the return on marginal investment of mining Bitcoin or Bitcoin Equivalent. In addition, because we have generally recovered the original cost of our mining machines in advance of their thirty-six month accounting depreciation curve, once machines are installed and operating we internally monitor Bitcoin or Bitcoin Equivalent mining margin to obtain what we believe to be an accurate reflection of the profitability of our core mining operations. Bitcoin and Bitcoin Equivalent Mining Margin is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to gross profit determined in accordance with IFRS. See “Summary Historical Consolidated Financial and Other Data — Non-IFRS Measures.”
Average Direct Cost per Bitcoin or Bitcoin Equivalent Mined.   We define the Average Direct Cost per Bitcoin and Bitcoin Equivalent Mined as the total direct costs of mining at both our owned facilities and hosted facilities, divided by total Bitcoin and Bitcoin Equivalent Mined over a given period. For mining at owned facilities, direct mining expenses are inclusive of power costs, facility operations such as employees at the mining facility, and any ancillary costs that are directly associated with the process of mining. For mining at hosted facilities, direct mining expenses are inclusive of the all-in hosting fee that is charged as well as any related service fees. We believe this measure is a useful complement to Bitcoin and Bitcoin Equivalent Mining Margin, as it reflects the average direct cost of each reward earned irrespective of the value of such reward at the time it is earned. Average Direct Cost per Bitcoin and Bitcoin Equivalent Mined is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to gross profit determined in accordance with IFRS. See ‘‘Summary Historical Consolidated Financial and Other Data — Non-IFRS Measures.’’
Bitcoin and Bitcoin Equivalents Held.   We believe that the number of Bitcoin and Bitcoin Equivalents held is a useful metric as it is reflective of the cumulative performance of our mining and investment activity. While we generally exchange forms of cryptocurrency other than Bitcoin into Bitcoin in the period in which such currency is earned, on a case-by-case basis, we may decide to hold certain other cryptocurrencies in treasury for the long term. For example, on June 30, 2021, we held 254 Ethereum in treasury. We internally monitor the number of our Bitcoin and Bitcoin Equivalents held in evaluating the strength of our balance sheet and for understanding the extent to which movements in the fair value of cryptocurrency drive fluctuations in our operating results from period to period.
EBITDA.   We define EBITDA as our operating income plus depreciation and amortization. As a capital intensive business EBITDA removes the cost of depreciation of mining and computer equipment and amortization of the capital costs of our website. This metric allows us to monitor the liquidity of our business on a current basis and we believe it provides a useful metric for comparing our performance to those of similar companies. EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, IFRS. This measure should not be considered as an alternative to operating income/(loss) determined in accordance with IFRS. See “Summary Historical Consolidated Financial and Other Data — Non-IFRS Measures.”
Components of Our Results of Operations
Total revenue
Our revenues primarily consist of cryptocurrency that we mine. In 2019, 2020 and the six months ended June 30, 2021, we principally focused on mining Bitcoin, and to a lesser extent ZCash, which contributed to approximately 10-15% of our revenues in 2020. We participate in mining pools, with the pool’s performance obligation being the delivery of cryptocurrency into our wallet once an algorithm has been solved by the pool. Our mining revenue consists of our share of the block reward the pool earns for solving the block, and our share of transaction fees associated with the transactions comprising the block. Our share of the block reward and related transaction fees is determined by the proportion of hash power we contribute toward the pool as a whole. The block reward is pre-determined and hard coded into the protocol governing the relevant blockchain, while the transaction fees are the aggregate fees paid by parties whose transactions are included in the block. We only began to monitor and analyze transaction fees in the second half of 2020. Since we began monitoring, transaction fees have generally represented between 5% and 15% of our Bitcoin mining revenue. Over time, as the block reward decreases (including as a result of block reward halving events) transaction fees will become a larger proportion of our revenue. The block reward and transaction fees are paid in-kind in the native digital currency of the blockchain.
Direct costs
Direct costs of mining revenue are comprised of the fees we pay to third parties to host, operate and maintain our mining machines and utility costs. Where we have transitioned to a model in which we own and operate our mining facilities, cost of revenue includes direct facilities costs including utility costs, and personnel costs, including compensation and benefits, associated with operating these owned mining facilities.
Depreciation of mining equipment
We capitalize the cost of our mining machines and record depreciation expense on a straight-line basis to £nil over the estimated useful life of the machines, which is generally 36 months.
Change in fair value of digital currencies and realized loss on sale of digital currencies
In all periods presented, we have mined cryptocurrency and sold portions of the cryptocurrencies mined in exchange for fiat currency to fund our operating expenses. As such, we were mining to sell, and the cryptocurrency we earned from mining was recorded as a current asset on our balance sheet. Change in fair value of digital currencies consists of the net change in the value of cryptocurrency assets held in treasury due to fluctuations in the market of those assets. In each of the periods presented, cryptocurrency held in treasury was marked to market at either the date on which such currency was disposed or, if not disposed, at the end of such period, with gains and losses reflected as change in fair value of digital currencies or realized loss on sale of digital currencies in our income statement. In recent periods, these fluctuations have materially affected our operating results and we expect this to continue for the foreseeable future.
Gross Margin
Our gross margin is principally dependent on the value of the cryptocurrency we mine, hold and dispose, as our direct cost of mining and depreciation expense is relatively fixed in the short term. To the extent we are successful in transitioning to our owned and operated model, we expect our gross margin to be favorably affected as we will no longer pay third-party hosting and operation fees as part of direct costs.
Consulting fees
Consulting fees are mainly comprised of fees paid to the personal corporations of certain of our directors as compensation for the services of such directors.
Professional fees
Professional fees represent legal fees, audit fees, broker fees and fees paid to other regulatory advisors. We have reduced these costs, in line with a general reduction in administrative expenses. However, we expect these fees to increase substantially as we incur the costs of operating as a public company in the United States, including increases in audit fees and legal fees.
General and administrative expenses
General and administrative expenses represents salary and other employee costs, depreciation and amortization of non-mining assets, regulatory fees, public relation advisors, foreign exchange gains and losses, advertising fees, travel and subsistence and research costs, and other expenses. In the future, we expect our administrative fees to increase substantially as we incur the costs of operating as a public company, including increased director and officer insurance costs.
Gain from reversal of credit loss
In the year ended December 31, 2018, we made a full provision against £834,000 not received from one of our advisors in connection with our public offering and admission to list our ordinary shares on the LSE. During the year ended December 31, 2020, we recovered £447,242, which represents the total amount which we will receive of the original amount due.
Income tax expense
We are liable to pay tax in a number of jurisdictions, including the United Kingdom, Canada and the United States. Our effective tax rate represents the weighted-average of the tax rates for which we are liable in those jurisdictions. We expect to incur tax payments in Canada as we anticipate generating taxable income in 2021 in excess of available deferred tax assets. In the United Kingdom, no revenue is generated and, as such, we would expect to continue generating deferred tax assets in that jurisdiction. We do not anticipate incurring a tax liability in the United States in 2021. However, we expect to incur tax liabilities in the United States in the future, once our Texas mining facility is fully operational, to the extent we do not have sufficient U.S. deferred tax assets to offset our U.S. taxable income.

Results of Operations
The following table sets forth our results of operation for the six months ended June 30, 2021 and the years ended December 31, 2019 and 2020:
	Year ended December 31,			SIX MONTHS ENDED JUNE 30,
	2020	2020	2019	2021	2021	2020
	£	$	£	£	$	£
Revenues
Total revenue	18,957,417	25,899,623	8,616,879	31,085,716	42,916,940	11,124,455
Direct costs	(11,210,889)	(15,316,317)	(3,476,159)	(5,606,856)	(7,740,825)	(6,787,636)
Depreciation of mining equipment	(5,895,573)	(8,054,532)	(2,083,636)	(4,757,986)	(6,568,875)	(2,909,480)
Change in fair value of digital currencies	2,342,538	3,200,376	(201,747)	(6,407,446)	(8,846,120)	(154,295)
Realized loss on sale of digital currencies	(272,142)	(371,800)	(132,107)	219,008	302,362	(90,532)
Gross profit	3,921,351	5,357,350	2,723,230	14,532,436	20,063,481	1,182,512
Operating costs and expenses
Consulting fees	690,430	943,265	1,186,450	304,379	420,226	177,328
Professional fees	249,440	340,785	607,190	415,066	573,040	171,514
General administrative	1,830,193	2,500,410	1,763,405	1,136,755	1,569,404	183,708
Gain from reversal of credit loss	(447,242)	(611,022)	—	—	—	—
Share based payment	—	—	—	1,567,608	2,164,240	—
Total operating expenses	2,322,821	3,173,438	3,557,045	3,423,808	4,726,909	532,550
Operating income/(loss)	1,598,530	2,183,912	(833,815)	11,108,628	15,336,572	649,962
Interest income	1,389	1,898	5,617	—	—	26
Interest expense	(157,501)	(215,178)	(40,853)	(410,804)	(567,156)	(126,914)
Total other income	(156,112)	(213,280)	(35,236)	(410,804)	(567,156)	(126,888)
Income/(loss) before income taxes	1,442,418	1,970,632	(869,051)	10,697,824	14,769,415	523,074
Income tax expense	—	—	—	(3,483,827)	(4,809,771)	—
Net income/(loss)	1,442,418	1,970,632	(869,051)	7,213,997	9,959,644	523,074
Other comprehensive income – Foreign exchange gain/(loss)	264,612	361,513	178,240	(361,029)	(498,437)	(431,746)
Total comprehensive income	1,707,030	2,332,145	(690,811)	6,852,968	9,461,208	91,328

Comparison of the six months ended June 30, 2020 and 2021
Total revenue
Total revenue increased by £19,961,261 to £31,085,716 for the six months ended June 30, 2021 from £11,124,455 for the six months ended June 30, 2020. This increase was primarily driven by an increase in our Bitcoin mining capacity, as our Bitcoin mining capacity increased from approximately 730 petahash as of June 30, 2020 to approximately 1,075 petahash as of June 30, 2021, and an overall increase in the price of Bitcoin (average for H1 2020 of $8,448 per Bitcoin and average of H1 2021 of $45,888), partially offset by the halving of the Bitcoin currency rewards that occurred on May 11, 2020. This increase was also impacted by an increase in the price of Zcash.
Direct costs
Direct costs decreased by £1,180,780 to £5,606,856 for the six months ended June 30, 2021 from £6,787,636 for the six months ended June 30, 2020. This decrease was primarily driven by moving some of our machines to our owned and operated model, as well as decreased electricity costs and decreased hosting costs for machines.

Depreciation of mining equipment
Depreciation of mining equipment increased by £1,848,506 to £4,757,986 for the six months ended June 30, 2021 from £2,909,480 for the six months ended June 30, 2020. This increase was primarily driven by continued investment in the expansion our mining fleet and the resulting depreciation of those capital investments.
Change in fair value of digital currencies
Change in fair value of digital currencies resulted in a loss of £6,407,446 for the six months ended June 30, 2021, compared to a loss of £134,295 for the six months ended June 30, 2020. This change was primarily driven by adverse fluctuations in Bitcoin prices due to market conditions.
Consulting fees
Consulting fees increased by £127,051 to £304,379 for the six months ended June 30, 2021 from £177,328 for the six months ended June 30, 2020. This increase was primarily driven by an increase in the fees charged in connection with the development of the Texas facility and expenses related to this offering.
Professional fees
Professional fees increased by £243,552 to £415,066 for the six months ended June 30, 2021 from £171,514 for the six months ended June 30, 2020. This increase was primarily driven by fees charged by the Principal Financial Officer, increased broker fees, recruitments fees and expenses related to this offering.
General and administrative expenses
General and administrative expenses increased by £953,047 to £1,136,755 for the six months ended June 30, 2021 from £183,708 for the six months ended June 30, 2020. This increase was primarily driven by increasing wages and salary costs as the Group expands, increasing regulatory fees including significant increases in the D&O insurance, increased costs with listing on the OTC market, increasing repair costs (as the number of machines increases) and increasing expenses related to this offering.
Share based payment
Share based payment increased to £1,567,608 for the six months ended June 30, 2021 from £nil for the six months ended June 30, 2020. This increase was driven by the increase in share price and the material nature of the charge calculated thereon.
Interest income
Interest income was immaterial inthe six months ended June 30, 2021 and 2020, as our deposits in both periods were negligible.
Interest expense
Interest expense increased by £283,890 to £410,804 for the six months ended June 30, 2021 from £126,914 for the six months ended June 30, 2020. This increase was primarily driven by the lease costs related to the S19 and S19 Pro machine purchase where payment began in January 2021.
Comparison of the years ended December 31, 2019 and 2020
Total revenue
Total revenue increased by £10,340,538 to £18,957,417 for the year ended December 31, 2020 from £8,616,879 for the year ended December 31, 2019. This increase was primarily driven by a 207% increase in our Bitcoin mining capacity, from approximately 210 petahash at the end of 2019 to approximately 645 petahash at the end of 2020, and an overall increase in the price of Bitcoin. This increase was impacted by a 40% increase in our Zcash mining capacity, from approximately 200 Msols at the end of 2019 to approximately 280 Msols at the end of 2020, and an overall increase in the price of Zcash.
Direct costs
Direct costs increased by £7,734,730 to £11,210,889 for the year ended December 31, 2020 from £3,476,159 for the year ended December 31, 2019. This increase was primarily driven by increased hosting costs as a result of the increased mining capacity, as discussed above.

Depreciation of mining equipment
Depreciation of mining equipment increased by £3,811,937 to £5,895,573 for the year ended December 31, 2020 from £2,083,636 for the year ended December 31, 2019. This increase was primarily driven by a full year’s depreciation expense on the machines purchased at the end of 2019 and beginning of 2020.
Change in fair value of digital currencies and realized loss on sale of digital currencies
Change in fair value of digital currencies provided a benefit of £2,342,538 for the year ended December 31, 2020, compared to a loss of £201,747 for the year ended December 31, 2019. This change was primarily driven by a series of positive developments in the cryptocurrency and blockchain industry that led to a rally in Bitcoin prices from approximately $12,000 at the start of September 2020 to approximately $29,000 at the end of December 2020. Realized loss on sale of digital currencies was £272,142 for the year ended December 31, 2020, compared to £132,107 for the year ended December 31, 2019. The increased loss in 2020 was driven by the fall in value of cryptocurrency around the COVID-19 outbreak in early 2020.
Consulting fees
Consulting fees decreased by £496,020 to £690,430 for the year ended December 31, 2020 from £1,186,450 for the year ended December 31, 2019. This decrease was primarily driven by a reduction in the fees paid to companies for the previous on director services.
Professional fees
Professional fees decreased by £357,750 to £249,440 for the year ended December 31, 2020 from £607,190 for the year ended December 31, 2019. This decrease was primarily driven by management’s efforts to reduce costs.
General and administrative expenses
General and administrative expenses increased by £66,788 to £1,830,193 for the year ended December 31, 2020 from £1,763,405 for the year ended December 31, 2019. This increase was primarily driven by increased salary costs, partially offset by a reduction in travel and accommodation costs as a result of COVID-19 restrictions.
Interest expense
Interest expense increased by £116,648 to £157,501 for the year ended December 31, 2020 from £40,853 for the year ended December 31, 2019. This increase was primarily driven by the interest on the short-term funding and machine purchase loans taken at the end of the year ended December 31, 2019 and during the year ended December 31, 2020, respectively.
Income tax expense
Our provision for income taxes was zero in both 2019 and 2020, due to the utilization of deferred tax assets to offset our taxable income. As of December 31, 2020, we had remaining a deferred tax asset of £2,407,661, calculated at a weighted average rate of 24%. We presently expect this deferred tax asset to be fully utilized in future periods, and thereafter to record an income tax provision at prevailing rates in the jurisdictions in which we recognize taxable income.
Liquidity and Capital Resources
Overview
Since our inception, we have financed our operations primarily through cash generated by sales of cryptocurrency and sales of equity securities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. We believe that our sources of liquidity and capital resources will be sufficient to meet our existing business needs for at least the next 12 months. From time to time, we may raise additional capital through the issuance of debt or equity securities or additional borrowings to the extent required, or to the extent that we believe such capital is available on favorable terms. Our primary sources of liquidity are our cash and cash equivalents and cryptocurrency held in treasury.
For the year ended December 31, 2020 and the six months ended June 30,2021, the average period of time we held Bitcoin in treasury once mined before converting to fiat currency for working capital and capital expenditures was 69 days. To control and manage the volatility in cryptocurrency pricing, we engage in planned selling of cryptocurrency over an extended period in advance of forecasted fiat cash requirements. In the future, as with any business which mines a commodity, we expect to sell Bitcoin to satisfy our fiat cash requirements, at least until Bitcoin is accepted more broadly as a medium of exchange.
Historically, our capital expenditures have consisted primarily of purchasing mining machines and computer equipment and improvements to the mining facilities in which we operate. Our capital expenditures during the year ended December 31, 2020 were principally for purchasing mining machines. Beginning in 2021, in addition to the acquisition of mining machines, our capital expenditures have expanded to include acquiring and building mining facilities that we will own and operate. We expect significantly higher capital expenditures in 2021, as we execute our strategy to own and operate our mining facilities.
In March 2021, we acquired DPN LLC and, as a result, acquired 160 acres of land in western Texas, with an option to purchase an adjacent 157 acres of land. The purchase also affords us access to up to 800 MW of electrical power. The consideration for the acquisition was an initial payment of approximately 3.5 million ordinary shares, valued at $5 million. We also agreed to pay up to an additional approximately 8.8 million ordinary shares, valued at $12.5 million, payable if certain contractual milestones related to the facility are fulfilled. We are developing a 200 MW mining facility on the newly acquired land. Phase 1 of this development is expected to be completed in the first half of 2022, and includes facilities that are expected to support 100 MW of power capacity at an estimated cost of $50 million. Phase 2 of this development is expected to be completed in the second half of 2022, is expected to support an additional 100 MW of power capacity, at an estimated cost of $30 million. These estimates do not include the cost of the mining machines that we will operate at the new mining facility. See ‘‘Business — Material Agreements — DPN Agreement and Plan of Merger.’’
In June 2021, we entered into a $20 million term loan agreement with Galaxy Digital LP (the “Galaxy Term Loan”) to finance the continued build out of our new cryptocurrency mining facility in Texas and other general corporate operations. The term of the loan is six months and the borrowing fee on the loan is 12.5% per annum. A portion of our holdings in Bitcoin are being used to collateralize the Galaxy Term Loan. The Galaxy Term Loan will terminate at the end of the six month term or in certain other cases as specified in our agreement.
During the periods presented, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Cash Flows
The table below summarizes our cash flows for the periods presented:
	Year ended December 31,			SIX MONTHS ENDED JUNE 30,
	2020	2020	2019	2021	2021	2020
	£	$	£	£	$	£
Net cash flow from / (used in) operating activities.	2,409,830	3,292,310	(887,852)	2,372,843	3,275,947	3,696,386
Net cash (used in) investing activities	(1,102,300)	(1,505,962)	(16,424,467)	(50,198,757)	(69,304,404)	(1,619,997)
Net cash generated from / (used in) financing activities	581,889	794,976	1,084,218	61,822,761	85,352,504	(924,369)
Net increase / (decrease) in cash and cash equivalents	1,889,419	2,581,324	(16,228,101)	13,996,847	19,324,047	1,155,020

Operating Activities
Net cash used in operating activities of £2,372,843 in the six months ended June 30, 2021 was comprised of our operating profit of £11,280,187, adjusted by £6,462,333 net in non-cash items, and reduced by changes in working capital accounts of £11,013,054, consisting principally of a £34,758,295 increase in digital assets as we did not sell any Bitcoin mined during the period. The increase in digital assets was partially offset by a £15,245,263 increase in trade and other payables due to amounts payable for machines due to be delivered after the period end and a £6,407,446 fair value change in digital assets as a result of the reduction in average Bitcoin price during the period.
Net cash provided by operating activities of £3,696,386 in the six months ended June 30, 2020 was comprised of our operating profit of £649,962, adjusted by £2,580,716 net in non-cash items. In addition, changes in working capital accounts produced £465,708, consisting principally of a £534,947 decrease in trade and other receivables due to a reduction in machine prepayments and a £203,045 decrease in digital assets due to the loss on futures entered into3, partially offset by a decrease of 167,503 in trade payables due to year end bonuses and a £104,781 fair value change in digital assets increasing in value.
Net cash provided by operating activities of £2,409,830 in the year ended December 31, 2020 was comprised of our operating profit of £1,598,530, adjusted by £6,586,089 net in non-cash items. In addition, changes in working capital accounts used £5,774,789, consisting principally of a £3,578,381 increase in digital assets as receivables resulting from the timing of receipt of rewards from mining pools and a £2,106,799 decrease in trade payables, reflecting large mining equipment purchases made at the end of 2019 not paid until 2020.
Net cash used in operating activities of £887,852 in the year ended December 31, 2019 was comprised of our operating loss of £833,815, adjusted by £2,399,441 net in non-cash items. In addition, changes in working capital accounts used £2,684,300, consisting principally of a £4,058,043 increase in trade receivables due to a deposit to GPU.one in an amount equal to four months of hosting costs and a £1,038,882 increase in digital assets as receivable resulting from the timing of receipt of rewards from mining pools, partially offset by a £2,684,300 increase in trade payables, reflecting the machines purchases toward the end of 2019.
Investing Activities
Net cash used in investing activities in the six months ended June 30, 2021 was £61,822,761, which was comprised principally of £35,471,499 investment in machine purchases, £7,352,970 for investment in associates and £6,883,195 for the purchase of land and building improvements at our Texas facility.
Net cash used in investing activities in the six months ended June 30, 2020 was £1,619,997, which was comprised principally of £1,617,024 for the purchase of mining machines.
Net cash used in investing activities in the year ended December 31, 2020 was £1,102,300, which was comprised principally of £1,807,971 principally for the purchase of principally mining machines, net of disposals.
Net cash used in investing activities in the year ended December 31, 2019 was £16,424,467 which was comprised primarily of £15,025,708 principally for the purchase of mining machines, and a £1,346,236 convertible loan note to the host of our mining sites, which they have used to finance the building of their hosting sites.
Financing Activities
Net cash generated from financing activities in the six months ended June 30, 2021 was £61,822,761, which was comprised principally of £49,592,641 of proceeds from shares issued.
Net cash used in financing activities in the six months ended June 30, 2020 was £924,369, which was comprised of debt service on our borrowings, as well as reduction of principal balances.
Net cash generated from financing activities in the year ended December 31, 2020 was £581,889, comprised of loan losses of £968,294, partially offset by £1,550,183 in net proceeds from sale of equity. Net cash generated from financing activities in the year ended December 31, 2019 was £1,084,218 of loan proceeds.

3
Note to Draft: Under discussion.

Recently Issued Accounting Pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position, result of operations or cash flows is disclosed in Note 5 to our audited consolidated financial statements and in Note 4 to our unaudited interim condensed financial statements included elsewhere in this prospectus.
Quantitative and Qualitative Disclosure about Market Risk
Market Value of Bitcoin and other Cryptocurrency Risk
Substantially all of our current business is focused on mining Bitcoin and other cryptocurrencies. Our revenue is primarily comprised of the value of Bitcoin and other cryptocurrency rewards and transaction fees we earn by mining the blockchain, and, as of June 30, 2021, 24% of our total assets were represented by our holdings of Bitcoin and other cryptocurrencies in treasury. This percentage has increased substantially since year end. As such, our operating results and financial condition are substantially affected by fluctuations and long-term trends in the value of Bitcoin and, to a lesser extent, other cryptocurrency. Each cryptocurrency has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for cryptocurrencies, which could in turn result in substantial damage to or even the failure of our business.
A 10% increase or decrease in the market value of Bitcoin and other cryptocurrencies over the course of 2020 would have increased or decreased our revenue by 10% for the year. Bitcoin and other cryptocurrencies accounted for 14% of our total assets; as such, a 10% increase or decrease in Bitcoin’s or other cryptocurrencies’ value as at December 31, 2020 would not have had a material effect on our total assets as at that date. However, given we were selling Bitcoin and other cryptocurrencies to cover operating expenses during the year, increases or decreases in the market value of these cryptocurrencies would have resulted in increased or decreased holdings of these cryptocurrencies at the end of the year. See “— Factors Affecting our Performance — Market Value of Bitcoin and other Cryptocurrencies.”
Cost of Power Risk
Mining cryptocurrency is a highly power-intensive process, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by operating the machines. In 2020, the cost of power represented 65% of our direct costs and 59% of our cryptocurrency mining revenue. A 10% increase or decrease in the cost of power over the course of 2020 would have increased or decreased our gross profit by 29% for the year. See “— Factors Affecting our Performance — Cost and Source of Power.”
JOBS Act Election
We are an emerging growth company, as defined in the JOBS Act. We intend to rely on certain of the exemptions and reduced reporting requirements provided by the JOBS Act. As an emerging growth company, we are not required to, among other things, (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act, and (2) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis).

BUSINESS
Overview
We are a leading blockchain technology company focused on large-scale mining of Bitcoin and other cryptocurrencies. We mine using purpose-built computers (or “mining machines”) to solve complex cryptographic algorithms (or “verify” or “solve” blocks) in the blockchain in exchange for rewards and fees denominated in the native token of that blockchain network.
Our mining strategy is to cost-effectively acquire the latest generation mining machines and install them in North American facilities that utilize predominantly renewable and inexpensive power. We have a fleet of more than 21,000 machines mining Bitcoin and other cryptocurrencies and can generate more than 1,075 petahash per second, of which approximately 215 petahash is located in facilities we recently acquired in Quebec, Canada, and approximately 860 petahash is located in hosted facilities. Petahash per second is a measure of Bitcoin mining performance and computational power. As of June 30, 2021, our total hashrate places us in the top 10 of publicly listed self-miners that report such data. We operate our mining machines from two facilities that we own in Canada and four hosted facilities in Canada and the United States. As of June 30, 2021, the facilities we own in Canada represent a combined 20 MW of power, and our mining machines at our hosted facilities in Canada and the United States use up to a combined 23.5 MW of power. In addition, we recently acquired 160 acres of land in western Texas with access to up to 800 MW of power where we are currently developing a mining facility. The facility is expected to support 100 MW of power capacity in the first half of 2022 as part of Phase 1 of development and an additional 100 MW of power capacity upon completion of Phase 2 of development. Our investments in mining facilities are designed to significantly expand our mining capacity and provide us with meaningful control over our mining operations. We are taking these steps as part of a broader strategy to shift our business from contracting for hosting of our mining machines in facilities to owning and operating our facilities.
We believe that as cryptocurrency continues to develop as an emerging store of value and medium of exchange, it is increasingly important that this asset class evolves in an environmentally and socially responsible manner. We are committed to being the industry leader in the development of environmentally responsible approaches to cryptocurrency mining. From inception, we have concentrated mining operations in areas with plentiful renewable energy resources to support our operations, including our Quebec facilities which are primarily powered using renewable hydroelectric power, and our new mining facility in western Texas which is purposefully located in a region with a high percentage of renewable power, namely from wind and solar. Additionally, we are developing a climate action plan to achieve our goal of being a net zero GHG company. We also recently announced the launch of Terra Pool, the first green mining pool powered exclusively by clean power.
We are also focused on exploring and investing in strategic initiatives in software and other technologies in the wider cryptocurrency and blockchain sectors. For example, we aim to diversify our revenue streams by investing in adjacent cryptocurrency and blockchain technology initiatives, including DeFi. We have established Argo Labs as a dedicated division within the company to explore investing and participating in various consensus mechanisms, mainly proof-of-stake networks, including Ethereum, as well as DeFi projects. We recently invested in Pluto Digital PLC, a technology company focused on incubation of decentralized technologies.
We will evaluate each digital asset in our portfolio, or that we propose to acquire in the future (including by mining), to determine whether it would likely be considered a security under U.S. federal securities laws, in consultation with outside counsel, as applicable. We will base our analysis on relevant caselaw, applying the frameworks established by the U.S. Supreme Court and taking into consideration relevant guidance by the SEC and its staff. See “Risk Factors — Risks Related to Government Regulation — A particular digital asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if a regulator disagrees with our characterization of a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results and financial condition. Furthermore, a determination that Bitcoin or any other digital asset that we own or mine is a “security” may adversely affect the value of Bitcoin and our business.”
Since inception, we have mined more than 4,515 Bitcoin and Bitcoin Equivalent for our own account through June 30, 2021. While we mine for cryptocurrency for sale in the ordinary course of business, we believe that cryptocurrency represents an attractive, appreciating investment opportunity, and as such we have historically held cryptocurrency assets that we do not otherwise sell to fund our operating expenses. On June 30, 2021, we held 1,268 Bitcoin and Bitcoin Equivalent valued at approximately £31,896,437 based on prices as of such date. Our total revenue was £31,085,716 in the six months ended June 30, 2021, representing a growth rate of 179% over £11,124,455 in the six months ended June 30, 2020. We generated net income of £7,213,997 and £523,074 in the six months ended June 30, 2021 and in 2020, respectively, and a net loss of £869,051 in 2019. We generated EBITDA of £15,978,266, £7,625,309 and £1,387,386 in the six months ended June 30, 2021, in 2020 and in 2019, respectively. EBITDA is a financial measure not defined by IFRS. For a definition of EBITDA, an explanation of our management’s use of this measure and a reconciliation of EBITDA to operating income, see “Summary Historical Consolidated Financial and Other Data — Non-IFRS Measures.”
Cryptocurrency and Cryptocurrency Mining Overview
Blockchain and Cryptocurrencies Overview
Cryptocurrencies are a type of digital asset that function as a medium of exchange, a unit of account and/or a store of value (i.e. a new form of digital money). Cryptocurrencies operate by means of blockchain technology, which generally uses open-source, peer-to-peer software to create a decentralized digital ledger that enables the secure use and transfer of digital assets. We believe cryptocurrencies and associated blockchain technologies have potential advantages over traditional payment systems, including: the tamper-resistant nature of blockchain networks, rapid-to-immediate settlement of transactions, lower fees, elimination of counterparty risk, protection from identify theft, broad accessibility, and a decentralized nature that enhances network security by reducing the likelihood of a “single point of failure.” Recently, cryptocurrencies have gained widespread mainstream attention and have begun to experience greater adoption by both retail and institutional investors and the broader financial markets. For example, Bitcoin’s aggregate market value exceeded $1 trillion in February 2021 compared to $160 billion in February 2020, based on Bitcoin prices quoted on major exchanges. As cryptocurrencies, and blockchain technologies more generally, have entered the mainstream, prices of digital assets have reached all-time highs and the broader ecosystem has continued to develop. While we expect the value of Bitcoin to remain volatile, we believe this increase in aggregate market value signals institutionalization and wider adoption of cryptocurrency.
Cryptocurrency Mining and Mining Pools
As a cryptocurrency miner, we use specialized mining machines to solve cryptographic math problems necessary to record and “publish” cryptocurrency transactions to blockchain ledgers. Generally, each cryptocurrency has its own blockchain, which consists of software code (also known as a protocol), which is run by all the computers on the network for such blockchain. Within this code, transactions are collated into blocks, and these blocks must meet certain requirements to be verified by the blockchain software, added to the blockchain or ledger of all transactions and published to all participants on the network that are running the blockchain software. After a transaction is verified, it is combined with other transactions to create a new block of data for the blockchain. For proof-of-work blockchains, the process of verifying valid blocks requires computational effort to solve a cryptographic equation, and this computational effort protects the integrity of the blockchain ledger. This process is referred to as “mining.” As a reward for verifying a new block, miners receive payment in the form of the native cryptocurrency of the network (e.g., Bitcoin). This payment is comprised of a block reward (i.e., the automatic issue of new cryptocurrency tokens) and the aggregated transaction fees for the transactions included in the block (paid in existing cryptocurrency tokens by the participants to the transactions). The block reward payments and the aggregated transaction fees are what provide the incentive for miners to contribute hash rate to the network.
A “hash” is the actual cryptographic function run by the mining machines, and is a unique set of numbers and letters derived from the content of the block. The protocol governing the relevant blockchain sets certain requirements for the hash. Mining machines compete to be the first to generate a valid hash meeting these requirements and, thereby, secure payment for solving the block. Hash rate is the speed at which mining machines can complete the calculation, and therefore is a critical measure of performance and computational power. A high rate means a mining machine may complete more calculations over a given period and has a greater chance to solve a block. An individual miner has a hash rate total of its mining machines seeking to mine a specific cryptocurrency, and the blockchain-wide hash rate for a specific cryptocurrency can be understood as the aggregate of the hash rates of all of the mining machines actively trying to solve a block on that blockchain at a given time.
The protocols governing Bitcoin and other cryptocurrencies are coded to regulate the frequency at which new blocks are verified by automatically adjusting what is known as the “mining difficulty,” which is the level of computational activity required before a new block is solved and verified. For example, on the Bitcoin blockchain the protocol is coded such that a new block is solved and verified approximately every 10 minutes, while on Ethereum blocks are designed to be solved approximately every 12-15 seconds. As such, to the extent the hash power on the network is increased or decreased due to, for example, fluctuations in the number of active mining machines online, mining difficulty is correspondingly increased or decreased to maintain the preset interval for the verification of new blocks.
On certain cryptocurrency networks, the rewards for solving a block are also subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a proof-of-work consensus algorithm. After a predetermined number of blocks are added to the blockchain, the mining reward is cut in half, hence the term “halving.” The last halving for Bitcoin occurred on May 11, 2020. The next halving for Bitcoin is expected to occur in 2024, and as such, absent any changes to the Bitcoin protocols, the block reward will remain stable until then. By contrast, Ethereum does not have a maximum supply limit or pre-determined reduction in reward amounts. Rather, Ethereum currently has a fixed issuance schedule of 2.0 Ether per block mined. However, Ethereum has on two separate occasions reduced the quantity of ETH rewarded per block and may make additional changes in the future, whether or not Ethereum ultimately transitions to a proof-of-stake consensus mechanism. Transaction fees are variable and depend on the level of activity on the network. Generally, transaction fees increase during times of network congestion, as miners will prefer transactions with higher fees, and therefore a higher fee can reduce the time to process a transaction, and decrease when there are fewer transactions on the network.
As the total amount of available hash rate has increased (particularly on the Bitcoin network), it has become increasingly difficult for any individual miner to independently solve a block and as a result “mining pools” have emerged as an efficient way for miners to pool resources. Mining pools aggregate the hash rate of various miners participating in the mining pool. In this way the mining pool, rather than an individual miner, receives the block reward and related transaction fees. The mining pool is organized by a third party who, in return for a percentage of the earned block rewards and transaction fees as a fee, administers the pool and ensures that the participants in the pool receive their share of the block reward and related transaction fees, generally pro-rata to their contributed hash rate. Mining pools offer miners more predictable and consistent revenue compared to mining individually.
Our Strategy
Smart Growth
We aim to optimize our mining by identifying and purchasing the most profitable mining machines with industry-leading returns on investment and actively monitoring and adjusting the operation of those machines to enhance their performance. When planning our short- and long-term operating strategies and capital expenditures, we carefully monitor fluctuations and longer-term trends in the value of certain cryptocurrencies, which impacts the return on investment of machines. We also regularly evaluate potential innovations in geography, physical footprint, computing technology and similar areas to improve our operations and productivity. We believe this smart-growth strategy, including our commitment to mining efficiency and return on investment in mining machines, will enable us to build value over the long term.
Own and Operate Our Mining Facilities
We are investing heavily in purchasing, building and operating our mining facilities. By owning and operating our mining machines at facilities that offer competitive advantages, including access to reliable, low-cost, renewable power and room for expansion, we expect to have greater control over the timing of the purchase and deployment of our mining machines. We also may enhance our ability to intelligently and quickly adapt our operating model and reap savings compared to paying for outsourced operations and infrastructure. We anticipate that we will continue to consider other opportunities to integrate our operations, including with respect to both the software utilized by our fleet and the associated hardware.

Reliable, Low-Cost, Renewable Power
Power represents our highest variable direct cost for our mining operations, with electrical power required both to operate the mining machines and to dissipate the significant amount of heat generated by the machines’ operation. We believe the combination of increased mining difficulty, driven by greater hash rates, and the periodic adjustment of reward rates, such as the halving of Bitcoin rewards, will drive the increasing importance of power efficiency in cryptocurrency mining over the long term. As a result, we are focused on deploying our mining machines at locations with access to reliable, renewable power sources, as successfully doing so should enable us to reduce our power costs. Our Quebec facilities are primarily powered using renewable hydroelectric power and we purposefully partner with mining facilities located in regions where the grid is shifting to renewables. At the mining facility that we are currently building in Texas, we expect to obtain more than 90% of our power requirements from reliable, renewable power sources. We expect to enter into power agreements that will allow us to have one of the highest carbon-free energy footprints at a price equal to or less than the current cost of fossil fuel energy in other locations, based on current market power costs as of the date of this prospectus.
Commitment to ESG Initiatives
We believe that as cryptocurrency continues to develop as an emerging value storage asset and medium of exchange, it is increasingly important that this asset class evolves in an environmentally and socially responsible manner. To that end, we are developing a climate action plan to achieve our goal of being a net zero GHG company. We also recently launched Terra Pool, a green mining pool powered exclusively by clean power.
Diversification
Over the long term, our strategy is to diversify our sources of revenue and value creation by investing in and developing other commercial opportunities related to cryptocurrency and blockchain technologies and initiatives, such as DeFi applications and cryptocurrencies that use alternative consensus algorithms, such as proof-of-stake. To this end, we have invested in Luxor Technologies, a hash rate management software platform and equihash mining pool operator and Pluto Digital PLC, a venture capital and technology company focused on incubating decentralized technologies, and have established Argo Labs as a dedicated division within the company to further explore investing and participating in various consensus mechanisms, mainly proof-of-stake networks, including Ethereum, as well as DeFi projects.
Mining Equipment and Suppliers
Our mining hardware primarily consists of Bitmain Antminer T17, S17 and Z11 machines, featuring the latest application-specific integrated circuits (“ASICs”) for cryptocurrency mining. These machines offer superior speed and efficiency in cryptocurrency mining compared to general computing hardware. We have a fleet of more than 21,000 ASIC-based mining machines. This fleet includes state-of-the-art Bitmain Antminer S19 and S19-pro ASIC-based mining machines leased from Celsius Networks on a two-year term ending December 31, 2022, which added 430 petahash to our installed computing power. See ‘‘— Material Agreements — Celsius Master Lease Agreement.’’
The lead time for new mining hardware from our manufacturers varies from three to 12 months depending on a number of factors, including: the manufacturer, type of hardware and technology, and market conditions. When mining conditions are favorable, the lead time usually increases from all suppliers and manufacturers in the industry and tends to be between six to 12 months. The warranty period from most manufacturers typically varies between six to 12 months. Specifically, the warranty period for the Antminer 17, Antminer Z11, Antminer Z9 and Antminer 17 series is six months and the warranty period for the Antminer S19/S19 Pro is 12 months. The manufacturer’s warranty generally covers parts replacements, including, but not limited to, fans, chips, temperature sensors and heat sinks, and labor costs, but excludes shipping costs.
While the average uptime of fully functioning mining machines was more than 99% across our entire fleet during 2020, the failure rate of units purchased also affects the actual hash rate versus the capacity based on our gross number of mining machines. Our average failure rate across our entire fleet of mining machines is typically 4-5%, with the average being 29% during 2020. The average for 2020 reflects the 38% failure rate experienced by our Antminer 17 series fleet. Although the failure of mining machines does not leave them completely inoperable, there can be an extensive repair period involved in replacing various hardware components of mining machines. We anticipate employing immersion technology at our mining facility in Texas, once operational, to maintain mining productivity and lower failure rates. Our repair process involves in-house repairs as well as hiring third-party repair centers to help expedite the process. We have three full-time technicians employed via our hosting arrangements to repair our mining machines at our hosted facilities.
Mining Facilities
We operate our cryptocurrency mining machines from two owned facilities in Canada and four hosted facilities in Canada and the United States. To support our growth, we are pursuing a strategy to shift our business from contracting for hosting of our mining machines in facilities to owning and operating our facilities.
The details of the facilities are set out below:
Location	Owned or Hosted	Facility Size (ft)	Power Capacity (MW)(2)
Quebec, Canada	Owned	40,000	15
Quebec, Canada	Owned	100,000	5
Quebec, Canada	Hosted	N/A	1.1
Kentucky, United States	Hosted	260,000	17.4
Georgia, United States	Hosted	54,000	3.2
North Carolina, United States	Hosted	250,000	2.9
Texas, United States	Owned	Under construction	Up to 200(1)
Notes
(1)
Total expected power capacity following completion of Phase 2 of the development project. If we fully develop the Texas facility, we expect to have access to a total of up to 800 MW on the site.

(2)
For owned facilities, this reflects the maximum power capacity accessible on site. For hosted facilities, this reflects the power usage of our mining machines hosted at that facility.

In March 2021, our wholly owned subsidiary, Argo Innovation Facilities (US), Inc., acquired DPN LLC and, as a result, acquired 160 acres of land in western Texas, with an option to purchase an adjacent 157 acres of land, and access to up to 800 MW of electrical power. We are currently developing a new 200 MW mining facility on the newly acquired land. Phase 1 of this development is currently in progress and expected to be completed in the first half of 2022, and includes facilities that are expected to support 100 MW of power capacity using immersion technology, at an estimated cost of $50 million. Phase 2 of this development is expected to be completed in the second half of 2022 and is expected to support an additional 100 MW of power capacity, at an estimated cost of $30 million. These estimates do not include the cost of the mining machines that we will operate at the new mining facility. Development of this mining facility may be subject to unexpected problems and delays that could impact our ability to develop or operate the project as planned or increase the costs of the project. See “Risk Factors — We are subject to many risks related to the development of a new cryptocurrency mining facility in Texas. Delays or disruptions in our development of the Texas facility could materially and adversely affect our results of operations and financial condition.” See “— Material Agreements — DPN Agreement and Plan of Merger.”
Under the terms of our hosting arrangements, our hosting providers provide hosting services, which include the supply of electric power and maintenance, for our mining machines located at their facilities. Subject to any one-time costs (such as installation and repairs) and adjustments, our fees payable to our hosting providers are based upon our mining machines’ projected power consumption per unit.
Environmental, Social and Governance Initiatives
We believe that cryptocurrency miners have a social responsibility to obtain the power required for their operations from clean power sources. In April 2021, with the assistance of Guidehouse, an ESG policy advisor, we undertook the development of a climate action plan to achieve our goal of being a net zero GHG company. We are also committed to being a clean power leader in the cryptocurrency mining industry, as evidenced by the following initiatives to incentivize and to create the framework for an industry transition to clean power sources:

Launch of a Green Mining Pool
In March 2021, we announced our plans to jointly launch Terra Pool, the first Bitcoin mining pool with mining hash power powered by clean power. The pool is a collaboration with DMG Blockchain Solutions and aims to expedite the shift among cryptocurrency miners from conventional sources of power to clean power sources. We believe that Terra Pool will offer power accountability among participants and allow greater transparency on the sources of the power used by participants and further our goal of reducing GHG emissions created from the power used for Bitcoin mining.
Exchanges, Trading Venues and Custodians
While we mine for cryptocurrency for sale in the ordinary course of business, we believe that cryptocurrency represents an attractive, appreciating investment opportunity, and as such we have historically held cryptocurrency assets to the extent we are not required to sell them to fund our operating expenses. We also purchase cryptocurrency when we believe market conditions are favorable. When we sell our cryptocurrency for fiat currency or purchase cryptocurrency with fiat currency, we typically use OTC trading desks that are registered as money services businesses where necessary.
Rewards earned from mining Zcash and other equihash-based cryptocurrencies through the mining pool owned and operated by Luxor Technology Corp. are converted by Luxor to and paid to us in Bitcoin. We do not trade on an OTC basis or on decentralized exchanges or liquidity pools. We may hedge our Bitcoin holdings by trading Bitcoin for other digital assets, such as stablecoins, among other hedging strategies.
Our long-term Bitcoin holdings are held by our custodian, Gemini Trust Company, a trust company regulated by the New York Department of Financial Services. Additionally, we may also hold immaterial amounts of cryptocurrencies in our accounts at digital asset trading venues from time to time, or in hardware wallets maintained by us. Exchange accounts are generally subject to less stringent regulatory supervision than custodians regulated as banks or trust companies, and may be subject to more security and operational risks than assets held by our Custodian.
Mining Pools
We currently contribute 100% of our hash power to mining pools. We mine Bitcoin through Poolin.com, which represents approximately 12.9% of the total Bitcoin network hash rate as of June 30, 2021, and mine Zcash through the equihash mining pool owned and operated by Luxor Technology Corp. Our decision to contribute hash power to a particular mining pool is based primarily on the net payout per petahash contributed. We conduct regular analysis of our participation in potential mining pools. Our most recent pool participation analysis was in February 2021. Fees (and payouts) fluctuate and historically have been less than approximately 1% per reward earned, on average. Mining pools are subject to various risks such as disruption and down time. If a pool experiences down time or is not yielding returns, our results may be impacted. As Terra Pool becomes operational, we anticipate shifting a portion of our hash power to Terra Pool.
Competition
We compete with companies that focus on some or all of the same aspects of our business, including, but not limited to purchasing mining machines, leasing or developing facilities to host our mining machines, accessing low-cost and renewable power and developing blockchain and related technologies. The cryptocurrency industry is dynamic and constantly evolving with new companies and technologies that could impact the way we do business. Increased competition has recently been driven by the price increases in Bitcoin and other major cryptocurrencies since late 2020. We expect that new and existing competitors may look to build or increase bitcoin mining operations if the price increases in Bitcoin and other cryptocurrencies continue.
We compete on the basis of:
▪
operational efficiency;

▪
hash rate;

▪
reliable, low-cost, renewable power;

▪
innovation; and

▪
return on investment.

As of the date of this prospectus, information concerning the specific activities of our competitors is not readily available as many participants in this sector do not publish information publicly or the information may be unreliable. The availability and reliability of published sources of information relating to cryptocurrency and bitcoin cannot be assured.
We believe that we will maintain and improve our competitive position by continuing our strategy of purchasing new miners at attractive prices, accessing renewable power at low prices, continuing our strategy of developing and improving our hash rate and capacity through the ownership and operation of self-mining facilities and investing in new and innovative technologies. Several public companies (traded in the United States and internationally), such as the following, may be considered to compete with us: Bit Digital, Inc., Bitfarms Technologies Ltd. (formerly Blockchain Mining Ltd), Blockchain Industries, Inc. (formerly Omni Global Technologies, Inc.), Cipher Mining, DMG Blockchain Solutions Inc., Foundry Digital, HashChain Technology Inc., HIVE Blockchain Technologies Ltd, Hut 8 Mining Corp, Layer1 Technologies Inc., Marathon Patent Group, Inc., MGT Capital Investments, Inc., Northern Data AG and Riot Blockchain Inc.
Proof-of-stake networks also compete with the Bitcoin blockchain. Proof-of-stake algorithms do not rely on resource intensive calculations to validate transactions and create new blocks in a blockchain; instead, the validator of the next block is determined by reference to the amount of digital assets a user has “staked” and the amount of time it has been “staked,” which typically generates payments to such user in additional digital assets. Should a digital asset network shift from a proof-of-work validation method to a proof-of-stake method, the transaction verification process (i.e., “mining” or “validating”) would require less power and may render any company that maintains advantages in the current climate with respect to proof-of-work mining (for example, from lower priced electricity, processing, real estate, or hosting) less competitive.
Employees and Human Capital Resources
Our team facilitates direct and frequent communication. We focus on reinforcing a culture that emphasizes teamwork and process improvement. We work to identify, attract, and retain employees who are aligned with and will help us progress our business strategy, and we seek to provide competitive compensation. We believe we have a good relationship with our employees and our unique, strong culture differentiates us and is a key driver of business success. None of our employees are currently covered by collective bargaining agreements or represented by labor unions.
For the years ended December 31, 2020, 2019 and 2018, we had an average of six, seven and nine employees (including directors), respectively.
Marketing and Research and Development
We utilize social media channels for our marketing and communications effort, which are principally focused on keeping our investors and other stakeholders informed and up-to-date regarding our operations. We have developed and may continue to research and develop certain proprietary technologies for purposes of optimizing and enhancing our cryptocurrency mining our operations. Marketing, research and development have not been significant components of our business and have been immaterial to our financial condition and results of operations, however such activities may become more significant in the future.
Intellectual Property
We use third party hardware and software for our mining operations. To the extent that there are license agreements in place governing our use of such hardware and software, we intend to adhere to the terms of such license agreements. We rely upon trade secret laws to protect proprietary aspects of our blockchain and cryptocurrency-related operations. We do not currently own any patents, and do not have any current plans to seek patent protection for any proprietary aspects of our existing and planned blockchain and cryptocurrency-related operations.
Cybersecurity
We have put in place security measures such as, implementing two-factor authentication and secondary confirmation for any changes to our accounts at service providers. Despite these efforts, there is no guarantee that these measures will protect against an actual or alleged cyber threat and security breach. In addition, insurance providers are currently reluctant to provide cybersecurity insurance for cryptocurrency mining operations and digital asset holdings; therefore, in the event of theft or an unauthorized or illegal manipulation of or access to the digital asset networks used in connection with the mining process, such assets may not be fully or partially recoverable.
Regulation
The laws and regulations applicable to cryptocurrency are evolving and subject to interpretation and change. Governments around the world have reacted differently to cryptocurrencies; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as in the United States, cryptocurrencies are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements. As cryptocurrencies have grown in both popularity and market value, the U.S. Congress and a number of U.S. federal and state agencies, including FinCEN, SEC, CFTC, Financial Industry Regulatory Authority (FINRA), the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS and state financial regulators, have been examining the operations of cryptocurrency networks, cryptocurrency users and cryptocurrency exchange markets, with particular focus on the extent to which cryptocurrencies can be used to launder the proceeds of illegal activities or fund criminal or terrorist enterprises and the safety and soundness and consumer-protective safeguards of exchanges or other service-providers that hold, transfer, trade or exchange digital assets for users. Many of these state and federal agencies have issued consumer advisories regarding the risks posed by cryptocurrencies to investors. In addition, federal and state agencies, and other countries have issued rules or guidance about the treatment of cryptocurrency transactions or requirements for businesses engaged in activities related to cryptocurrencies. Depending on the regulatory characterization of the cryptocurrencies we mine, the markets for those cryptocurrencies in general, and our activities in particular, may be subject to one or more regulators in the United States and globally. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of cryptocurrency markets and our cryptocurrency operations. Additionally, U.S. state and federal, and foreign regulators and legislatures have taken action against cryptocurrency businesses or enacted restrictive regimes in response to adverse publicity arising from hacks, consumer harm, or criminal activity stemming from cryptocurrency activity. There is also increasing attention being paid by U.S. federal and state energy regulatory authorities as the total load of crypto-mining grows and potentially alters the supply and dispatch functionality of the wholesale grid and retail distribution systems. Many state legislative bodies are also actively reviewing the impact of crypto-mining in their respective states.
We are unable to predict the effect that any future regulatory change, or any overlapping or unclear regulations, may have on us, but such change, overlap or lack of clarity could be substantial and make it difficult for us to operate our business or materially impact the market for cryptocurrencies that we mine or may mine in the future. FinCEN has issued guidance stating its position that it does not differentiate between fiat currency (which FinCEN calls “real currency”) and cryptocurrencies that are convertible into fiat currency or other forms of convertible virtual currencies (which FinCEN calls “virtual currency”) for purposes of determining whether a person or entity is engaging in “money transmission services.” Persons and entities engaging in virtual currency activities that amount to “money transmission services,” or otherwise cause them to be deemed a “money services business” under FinCEN’s regulations, must register as a money services business, implement an “effective” anti-money laundering program and comply with FinCEN’s reporting and recordkeeping requirements.
In May 2019, FinCEN issued guidance relating to how the U.S. Bank Secrecy Act (“BSA”) and its implementing regulations relating to money services businesses apply to certain businesses that transact in convertible virtual currencies. Although the guidance generally indicates that certain mining and mining pool operations will not be treated as money transmission, the guidance also addresses when certain activities, including certain services offered in connection with operating mining pools such as hosting convertible virtual currency wallets on behalf of pool members or purchasers of computer mining power, may be subject to regulation. Although we believe that our mining activities do not presently trigger FinCEN registration requirements under the BSA, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation, under federal law, we may be required to register at the federal level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes, and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registration and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting an investment in the ADSs, operating results or financial condition in a material and adverse manner. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.
According to the CFTC, at least some cryptocurrencies, including Bitcoin, fall within the definition of a “commodity” under the U.S. Commodities Exchange Act of 1936, as amended (the “CEA”). Under the CEA, the CFTC has broad enforcement authority to police market manipulation and fraud in spot cryptocurrency markets in which we may transact. Beyond instances of fraud or manipulation, the CFTC generally does not oversee cash or spot market exchanges or transactions involving cryptocurrencies that do not utilize margin, leverage, or financing. The National Futures Association (“NFA”) is the self-regulatory agency for the U.S. futures industry, and as such has jurisdiction over Bitcoin futures contracts and certain other cryptocurrency derivatives. However, the NFA does not have regulatory oversight authority for the cash or spot market for cryptocurrency trading or transactions. In addition, CFTC regulations and CFTC oversight and enforcement authority apply with respect to futures, swaps, other derivative products, and certain retail leveraged commodity transactions involving cryptocurrencies, including the markets on which these products trade.
The SEC has taken the position that many cryptocurrencies may be securities under U.S. federal securities laws. Some senior members of the staff of the SEC have expressed the view that Bitcoin and Ethereum are not securities under U.S. federal securities laws. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other cryptocurrency. The SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given cryptocurrency is a security in April 2019, however this framework is also not a rule, regulation or statement of the SEC and is similarly not binding on the SEC. Notwithstanding that the SEC has not asserted regulatory authority over Bitcoin or trading or ownership of Bitcoin and has not expressed the view that Bitcoin should be classified or treated as a security for purposes of U.S. federal securities laws, the SEC has commented on Bitcoin and Bitcoin-related market developments and has taken action against investment schemes involving Bitcoin. For example, the SEC has charged at least three Bitcoin mining companies in connection with a Ponzi scheme to defraud investors in their mining operation. The SEC has also repeatedly denied proposed rule changes by exchanges to list and trade shares of certain Bitcoin-related investment vehicles on public markets, citing significant investor protection concerns regarding the markets for cryptocurrencies, including the potential for market manipulation and fraud. Although the SEC has not stated that mining Bitcoin is itself a regulated activity, to the extent any cryptocurrencies we mine are deemed to be securities, the offer, sale, and trading of those cryptocurrencies would be subject to the U.S. federal securities laws.
In addition to the SEC, state securities regulators and several foreign governments have also issued warnings that certain cryptocurrencies may be classified as securities in their jurisdictions, and that transactions in such cryptocurrencies may be subject to applicable securities regulations. Furthermore, certain state securities regulators have taken the position that certain cryptocurrency mining operations may involve the offer of securities. For example, the Texas State Securities Board (“TSSB”) has taken enforcement action against the operator of a cloud mining company, whereby customers could purchase hash rate managed by the cloud mining company in exchange for a share of the mining reward, for offering unregistered securities.
State financial regulators such as the New York State Department of Financial Services (“NYDFS”) have also implemented licensure regimes, or repurposed pre-existing fiat money transmission licensure regimes, for the supervision, examination and regulation companies that engage in certain cryptocurrency activities. The NYDFS requires that businesses apply for and receive a license, known as the “BitLicense,” to participate in a “virtual currency business activity” in New York or with New York customers, and prohibits any person or entity involved in such activity from conducting activities without a license. Louisiana also has enacted a licensure regime for companies engaging in a “virtual currency business activity,” and other states are considering proposed laws to establish licensure regimes for certain cryptocurrency businesses as well. Some state legislatures have amended their money transmitter statutes to require businesses engaging in certain cryptocurrency activities to seek licensure as a money transmitter, and some state financial regulators have issued guidance applying existing money transmitter licensure requirements to certain cryptocurrency businesses. The Conference of State Bank Supervisors also has proposed a model statute for state level cryptocurrency regulation. Although we believe that our mining activities do not presently trigger these state licensing requirements in any state in which we operate or plan to operate, if our activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation under the law of any state in which we operate or plan to operate, we may be required to seek a license or register at the state level and comply with laws that may include the implementation of anti-money laundering programs, reporting and recordkeeping regimes, consumer protective safeguards, and other operational requirements. In such an event, to the extent we decide to proceed with some or all of our operations, the required registrations, licensure and regulatory compliance steps may result in extraordinary, non-recurring expenses to us, as well as on-going recurring compliance costs, possibly affecting an investment in the ADSs or our net income in a material and adverse manner. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows.
Examples of overlapping, unclear and evolving regulatory requirements outside the United States include the following:
In Europe, at an EU level and in a number of EU member states (as well as the UK), other than in respect of anti-money laundering (as discussed below), cryptocurrencies taking the form of assets designed for the exchange of value (such as Bitcoin) generally remain outside of the financial services regulatory perimeter. Nonetheless, the regulatory treatment of any particular cryptocurrency is highly fact specific. At present, cryptocurrency mining activities are not subject to any regulatory authorization requirements with any UK financial services regulator.
Multiple regulators have highlighted the need for more stringent regulatory scrutiny for all types of cryptocurrencies and have taken legislative action directed at certain cryptocurrencies. In general, where regulatory action has been taken in Europe, it has typically been in response to concerns arising in relation to anti-money laundering (AML) and consumer protection.
Under the EU’s Fifth Money Laundering Directive (MLD5), custodian wallet providers and providers engaged in exchange services between cryptocurrencies (referred to as virtual currencies) and fiat currencies are subject to registration with the relevant supervisory authority in their jurisdiction and must comply with day-to-day AML and counter-terrorist financing measures, including client due diligence obligations. Certain EU member states have implemented further measures in addition to the requirements of MLD5, including, (i) an order introduced by several French ministries in December 2020, which aims to ban anonymous crypto accounts and regulate crypto-related transactions in light of concerns for terrorism financing and money laundering; and (ii) strengthened anti-money laundering protections introduced by the Dutch regulator in November 2020, which were perceived to be targeting privacy coins as the protections impose client information and verification requirements. The EU Fifth Money Laundering Directive has been retained as UK law (subject to certain amendments) following the UK’s withdrawal from the EU and its requirements apply to in-scope firms that conduct business in the UK. However, taking account of relevant guidance as to the scope of the UK’s AML regime published by the UK Joint Money Laundering Steering Group, we do not believe that we fall within scope of the UK’s anti-money laundering regime as either a custodian wallet provider or a virtual currency exchange provider.
From a consumer protection perspective, in January 2021 the UK’s Financial Conduct Authority imposed a ban on the sale of crypto-derivatives and exchange traded notes to retail investors in light of concerns for consumer harm, criminal activity and value fluctuations, following a number of warnings to consumers about the risks of investing in cryptocurrencies. In March 2021, the European Supervisory Authorities reissued earlier warnings reminding consumers of the need to be alert to the “high risks” of cryptocurrencies, “including the possibility of losing all their money.”
Cryptocurrencies remain a key focus for European regulators and future measures could be introduced that have an impact on firms engaging in cryptocurrency related businesses. In September 2020, the European Commission published a proposal to introduce a “Markets in Crypto Assets Regulation” that would, if enacted, bring substantially all cryptocurrencies within the EU regulatory perimeter and impose authorization requirements on firms providing cryptocurrency services. At present, the proposals do not extend to cryptocurrency mining activities, however.
FATF, an independent inter-governmental standard-setting body of which the United States is a member, develops and promotes policies to protect the global financial system against money laundering, terrorist financing and the financing of proliferation of weapons of mass destruction. FATF generally refers to cryptocurrency as a form of “virtual currency,” a digital representation of value that does not have legal tender status.
Examples of unclear and evolving regulatory requirements with respect to “privacy coins” include the following:
We primarily mine Bitcoin but also mine Zcash, a decentralized cryptocurrency that also uses a proof-of-work consensus algorithm. Regulators, such as FinCEN in its May 2019 guidance, have also addressed anonymity-enhanced cryptocurrencies (also known as “privacy coins”), such as Zcash, highlighting, among other things, that regulated entities transacting in such cryptocurrencies are obligated to implement procedures to track the identities of transmitters and recipients of value represented by such cryptocurrencies. In 2020, the U.S. Department of Justice published guidance called the “Cryptocurrency Enforcement Framework,” in which it emphasized enforcement of anti-money laundering and BSA requirements as primary enforcement tools as applied to cryptocurrency businesses, particularly those whose businesses involve anonymity-enhanced cryptocurrencies. As noted above, we do not believe that our mining activities presently trigger FinCEN registration and associated regulatory requirements under the BSA. See discussion above under “Examples of overlapping, unclear and evolving regulatory requirements in the United States include the following:”.
Law enforcement agencies have often relied on the transparency of blockchains to facilitate investigations. For example, transactions on the Bitcoin blockchain can be tied to the owner of a particular wallet. However, that transparency is inhibited by anonymity-enhanced cryptocurrencies. Europol, the European Union’s law enforcement agency, released a report in 2020 observing the increased use of privacy coins in criminal activity on the internet. It noted that Monero, Zcash and Dash are gradually becoming the most established privacy coins for Darkweb transactions and present considerable obstacles for cryptocurrency tracing and law enforcement investigations.
As of March 2021, various privacy coins have been delisted from exchanges across the world due to regulatory pressures or direct regulatory action. For example, privacy coins such as Zcash and Monero have been de-listed from several exchanges such as Bittrex and Shapeshift, the latter of which cited regulatory concerns for their decision. The delisting of privacy-enhancing digital assets has been a particular policy point of interest for regulators in the Asia-Pacific region. In March 2020, South Korea passed a bill to regulate cryptocurrency and exchanges, which will enter into force in September 2021 and impose obligations that include delisting of privacy coins from domestic cryptocurrency exchanges and obligations to report any unusual crypto-transactions. It was also reported in May 2020 and August 2020, that Japan and Australia’s regulators, respectively, have pressured their national cryptocurrency exchanges to delist anonymity-enhanced cryptocurrencies.
Legal Proceedings
From time to time, we may be subject to legal proceedings and claims that arise in the ordinary course of business. We are not currently subject to any material pending legal proceedings or claims.
Environmental, Health and Safety Matters
Our operations and properties are subject to extensive laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in Canada, the United Kingdom, the United States and every other country and locality in which we operate. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.
Concerns have been raised about the electricity required to secure and maintain digital asset networks. Although measuring the electricity consumed by this process is difficult because these operations are performed by various machines with varying levels of efficiency, the process consumes a significant amount of power. Further, in addition to the direct power costs of performing these calculations, there are indirect costs that impact a digital asset network’s total power consumption, including the costs of cooling the machines that perform these calculations. Due to these concerns around power consumption, particularly as such concerns relate to public utilities companies, various jurisdictions (including certain cities) have implemented, or are considering implementing, moratoriums on digital asset mining in their jurisdictions. A significant reduction in mining activity as a result of such actions could adversely affect the security of the Bitcoin and Zcash networks by making it easier for a malicious actor or botnet to manipulate the Bitcoin or Zcash blockchains, which may in turn adversely affect our ability to securely mine Bitcoin or Zcash. Changes to our ability to mine Bitcoin or Zcash could have a negative impact on our results of operation, which may in turn adversely affect the value of our ADSs.
We believe our operations are in material compliance with existing environmental, health and safety laws and regulations and that our compliance with such regulations will not have a material adverse effect on our financial position, results of operations and cash flows. However, environmental and safety laws and regulations are subject to change. The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.
Material Agreements
Celsius Master Lease Agreement
In November 2020, we entered into a lease agreement with Celsius Networks Lending LLC for the lease of Bitmain S19 mining machines and Antminer S19 Pro mining machines for approximately $11.4 million, including interest. Under the Celsius lease agreement, we have the option to purchase the leased machines at expiration for $1.00 plus any other amount remaining due under the lease. We will be deemed to have exercised this option to purchase unless we notify Celsius in writing of our election not to exercise the option at least 90 days prior to expiration. The Celsius lease agreement will expire on December 31, 2022, provided that if we elect not to purchase the leased machines, Celsius has the option to extend the lease term for an additional three months.
We may terminate the lease agreement with notice upon payment of all amounts due under the agreement through the expiration date plus any applicable breakfunding charges. Celsius may terminate the agreement if we fail to meet our payment obligations or comply with the terms of the agreement, fail to comply with any material term of or default under any loan or credit agreement, there is a judgment default, certain insolvency events occur or there is a material adverse change in our financial condition, business or operations. If any of these events occur, Celsius may also increase rent payments or demand the return of, repossess, sell or otherwise dispose of, the mining machines, or demand the payment of any amount remaining under the agreement plus an amount based on the present value of the remaining rent payments to be made under the agreement and the fair market value of the equipment on the expiration date.
DPN Agreement and Plan of Merger
In March 2021, we acquired DPN LLC pursuant to which we acquired 160 acres of land in western Texas, along with an option to purchase an adjacent 157 acre parcel. The consideration for the acquisition was an initial payment of approximately 3.5 million ordinary shares, valued at $5 million. We also agreed to pay up to an additional approximately 8.8 million ordinary shares, valued at $12.5 million, payable if certain contractual milestones related to the facility are fulfilled. If we do not have a sufficient number of ordinary shares authorized for issuance at the time a milestone payment is due, the former owners of have the right to require us to make the payment in U.S. dollars within ten business days of the written request.

GPU.One Share Purchase Agreement
In May 2021, we purchased 9366-5230 Quebec Inc. and 9377-2556 Quebec Inc. from GPU.One Holding Inc. and GPU.One Enterprises Inc. for an aggregate purchase price of approximately £10.7 million, including the assumption of existing bank facilities. Through this transaction, we acquired two cryptocurrency mining facilities located in Mirabel, QC, and Baie-Comeau, QC.

Appendix:   Blockchain Background
Blockchain technology first came to public attention in 2008 as the database technology that underpins Bitcoin, the world’s first cryptocurrency. Blockchains are generally open-source, peer-to-peer software programs that act as decentralized digital ledgers, each comprising a series of data “blocks” that are linked and secured using cryptography in a “chain.” The blockchain program consists of a software protocol with several functions. The software protocol is run by multiple computer systems or “nodes.” For many blockchain networks, each node has its own copy of the blockchain ledger, which contains a historical record of every transaction. The digital ledger continuously grows as new blocks are added to it to record the most recent transactions in a linear, chronological order. The same information is stored across a network of computers all over the world, and this record makes it possible to track the ownership and transfer of cryptocurrency from the creation of the blockchain to its current state, and effectively, records of all account balances (as you can identify what account holds what value through the decentralized ledger).
The blockchain protocol allows users to submit transactions to the network for confirmation. However, a transaction will not be accepted by the protocol if the inputs to the transaction have previously been used in another transaction. This prevention of “double spending” is a key security feature of blockchain networks.
Another key function of the blockchain that protects the integrity of the network is the hashing process, which acts as a tamper-evident seal that confirms the validity of the new block and all earlier blocks. Hashing is the process of a block being posted to the network. Hashing results from miners, who are responsible for receiving broadcast transactions, processing those transactions into new blocks and updating the blockchain with the new blocks through hashing. The hashing process ties every new block to the existing block on the blockchain to ensure each is a continuous record of verified transactions.
The hashing algorithm on a proof-of-work blockchain network is a mathematical transformation function with two key properties. The first important function of hashing is that the algorithm accepts any alphanumeric dataset as an input and produces a unique output code. The smallest change in the dataset results in a significant change in the unique code. Any tampering of the dataset can be detected by re-hashing the data and checking for a change in the unique code. Any user that runs the hash algorithm on the same data will derive the same unique code. Consequently, the data on the distributed ledger can be run through a series of hash algorithms to create a unique code, which would reveal if any changes to the ledger have been made.
Second, whenever a new set or “block” of transactions is added to the ledger, it is appended with the code from the prior state of the ledger before it is hashed. Thus, the hash created from the new block will incorporate the hash from the previous block. An alteration made to an earlier block would make the hashes of all subsequent blocks invalid, as the discrepancy would be easily detected by future miners through the protocols governing the blockchain. If a hacker were to attempt to make a change to an earlier block and broadcast it along with following blocks to the other nodes on the network, that broadcast would be discarded in favor of one from a different node which complied with the requirements of the protocol.
Thus, in addition to creating new block, miners “vote” with their computer power, expressing their acceptance of valid blocks by working on adding them to the blockchain, and rejecting invalid blocks by refusing to work on them. If a miner’s proposed block is added to the blockchain by a majority of the nodes on the network, it is considered part of the blockchain. The nodes on the network synchronize with each other to ensure that once a block is accepted by the majority, the new block will eventually be added to all the nodes. Thus the historical state of the ledger can be changed if control of more than 50% of the network is obtained; however, in the case of widely held cryptocurrencies with non-trivial valuations, it may be economically prohibitive for any actor or group of actors acting in concert to obtain computing power that consists of more than 50% of the network.
Unlike proof-of-work networks, in which miners expend computational resources to compete to validate transactions and are rewarded cryptocurrency in proportion to the amount of computational resources expended, in a proof-of-stake network, miners (sometimes called validators) risk or “stake” assets to compete to be randomly selected to validate transactions and are rewarded cryptocurrency in proportion to the amount of assets staked. Any malicious activity, such as mining multiple blocks, disagreeing with the eventual consensus or otherwise violating protocol rules, results in the forfeiture or “slashing” of a portion of the staked assets. Proof-of-stake is viewed by some as more energy efficient and scalable than proof-of-work.

Blockchain technology enables the secure use and transfer of digital assets. “Digital asset” is a broad term that encompasses additional applications, including ownership, transaction tracking, identity management, and smart contracts. A digital asset can represent physical or virtual assets, a value, or a use right/service (e.g., computer storage space).
Whereas digital assets can take many forms and be used for a variety of functions, cryptocurrencies are a type of digital asset that primarily function as a medium of exchange, a unit of account, and/or a store of value. Cryptocurrencies allow anyone who holds a compatible wallet, anywhere in the world, to hold and transfer that cryptocurrency without the need for an intermediary or trusted third party. Units of a cryptocurrency may exist only as data on the internet, and often are not issued or controlled by any single institution, authority or government. Whereas most of the world’s money currently exists in the form of electronic records managed by central authorities such as banks, units of a non-government cryptocurrency exist as electronic records in a decentralized blockchain database. Because cryptocurrencies have no inherent intrinsic value, the value of cryptocurrencies is determined by the value that various market participants place on them through their transactions. Bitcoin, Zcash, Ethereum and other cryptocurrencies have historically exhibited high price volatility relative to more traditional asset classes.
Private entities also issue digital assets called “stablecoins” that are designed to represent an underlying fiat currency or other physical asset and therefore less susceptible to volatility. Stablecoins can be backed by fiat money, physical assets, or other crypto assets. Government institutions are also reportedly testing and considering issuing CBDCs. While stablecoins or CBDCs may exhibit less price volatility than other cryptocurrencies, both rely on a central authority to establish the value of the asset, and therefore represent an exception to the general discussion of the design of cryptocurrencies herein.
Each cryptocurrency has a source code that comprises the basis for the cryptographic and algorithmic protocols, which govern the blockchain. The source code is commonly open source and therefore can be inspected by anyone, and is maintained on an ongoing basis through contributors proposing amendments to the protocol, which are peer reviewed and adopted by consensus among participants on the blockchain network. These protocols govern the functioning of the network, including the ownership and transfer of the cryptocurrency, and are executed on the decentralized peer-to-peer blockchain infrastructure. The peer-to-peer infrastructure on which a blockchain operates is not owned or operated by a single entity. Instead, the infrastructure is collectively maintained by a decentralized user base. Each peer user is generally known as a “node” or “miner,” and each miner processes transactions on the network in accordance with the protocols of the relevant cryptocurrency.
As a result, these cryptocurrencies do not rely on either governmental authorities or financial institutions to create, transmit or determine the value of units of cryptocurrency. Rather:
1.   the creation of units of cryptocurrency generally is governed by the source code, not a central entity;
2.   the transmission of a cryptocurrency is governed by the source code and processed by the decentralized peer-to-peer network of nodes or miners; and
3.   the value of a cryptocurrency is generally determined by the market supply of and demand for the cryptocurrency, with prices set in transfers by mutual agreement or barter, as well as through acceptance directly by merchants in exchange for goods and services.
Cryptocurrencies may be open source projects with no official developer or group of developers that control the network. However, certain networks’ development may be overseen informally by a core group of developers that may propose quasi-official releases of updates and other changes to the network’s source code. The release of updates to a blockchain network’s source code does not guarantee that the updates will be automatically adopted. Users and miners must accept any changes made to the source code by downloading the proposed modification of the network’s source code. A modification of the network’s source code is effective only with respect to the users and miners that download it. If a modification is accepted by only a percentage of users and miners, a division in the network will occur such that one network will run the pre-modification source code and the other network will run the modified source code. Such a division is known as a “fork.” Consequently, a modification to the source code becomes part of a blockchain network only if accepted by participants collectively having most of the processing power on the network.

Each “account” on a blockchain network is identified by its unique public key, and is secured with its associated private key (which the account holder must keep secret, like a password). Cryptocurrencies are treated as bearer assets, because possession of the private key generally determines who controls or owns a cryptocurrency. Protecting private keys from unwarranted access and theft is critically important, as once the private key is taken, in most circumstances, control over the related cryptocurrency is gone. The combination of private and public cryptographic keys constitutes a secure digital identity in the form of a digital signature. As long as the private key is kept private (i.e., confidential to the owner of the account) it provides strong control of ownership.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our current executive officers and directors, including their ages as of December 31, 2020.
Name	Age	Position(s)
Executive Officers
Peter Wall(1)	45	Chief Executive Officer and Interim Chairman
Alex Appleton(2)	41	Principal Financial Officer and Director
Non-Executive Directors
Sarah Gow	50	Director
Maria Perrella(3)	55	Director
Matthew Shaw(4)	60	Director
Colleen Sullivan(5)	47	Director

(1)
In addition to his role as our Chief Executive Officer, effective July 29, 2021, Peter Wall was appointed as our Interim Chairman following the departure of Ian MacLeod, as described in the section titled “Certain 2021 Actions”.

(2)
Effective September 4, 2020, Alex Appleton was engaged by the Company as our Principal Financial Officer. Effective July 29, 2021, Mr. Appleton joined our board of directors as an executive director.

(3)
Effective July 29, 2021, Sarah Gow joined our board of directors as a non-executive director.

(4)
Effective July 29, 2021, Colleen Sullivan joined our board of directors as a non-executive director.

(5)
Effective July 29, 2021, Maria Perrella joined our board of directors as a non-executive director.

The current business address for our executive officers and directors is c/o Argo Blockchain plc, Room 4, 1st Floor, 50 Jermyn Street, London, SW1Y 6LX, United Kingdom.
Executive Officers
The following is a brief summary of the business experience of our executive officers.
Peter Wall has served as our Chief Executive Officer since January 2020 and interim Chairman since July 2021. Mr. Wall was a member of the management team that founded the Company, and served as Vice President of Operations from January 2017 until his appointment as Chief Executive Officer. Mr. Wall also serves on our board of directors. Mr. Wall brings with him a variety of experience from many different industries. Currently, Mr. Wall serves as the non-Executive Chairman of Cellular Goods Plc, a consumer cannabinoid company based in London. Mr. Wall is also an advisor to NFT Investments Plc, listed on the Aquis exchange in the UK, and is an advisor to Pluto Digital PLC. Prior to his time with the Company, Mr. Wall was a Partner at The Art Department, a design and communications company, the Co-Founder of Hubud, an innovative co-working space in Bali, Indonesia, and a journalist and filmmaker with the Canadian Broadcasting Corporation in Toronto. Mr. Wall holds a B.A. in Philosophy from Bishop’s University and an M.J. in Journalism from the University of British Columbia.
Alex Appleton has served as our Principal Financial Officer since September 2020 and on our board of directors since July 2021. From April 2018 to September 2020, Mr. Appleton carried out various short term assignments through his consultancy company Appleton Business Advisors Limited. From November 2019 until March 2020, Mr. Appleton served as the Finance Director for Lucky King, an online crypto currency casino, and from June 2018 to November 2019 he served as the Interim Financial Director at Portland PR Limited, a political consultancy and public relations firm. From August 2012 to April 2018, Mr. Appleton was on the board of directors of Hudson Sandler Limited, a strategic communications consulting firm. Mr. Appleton is a member of the Institute of Chartered Accountants of Scotland. Mr. Appleton holds a B.A. in Accounting, Financial Management and Economics from Sheffield University.
Non-Executive Directors
The following is a brief summary of the business experience of our non-executive board members.
Sarah Gow has served on our board of directors since July 2021. Ms. Gow has over 19 years of banking experience. During her banking career, Ms. Gow served as a Director of Global Operations at Citigroup Asset

Management as well as the Head of Operations for Citigroup Asset Management in London and as the Head of Operations at Smith Barney Global Capital Management Ltd.
Maria Perrella has served on our board of directors since July 2021. Over the last 25 years, Ms. Perrella has held several senior leadership positions, including, most recently, as the Chief Financial Officer of MDA, a Canadian based international space mission partner. Prior to this, Ms. Perrella served as the Chief Finance Officer of ATS Automation Tooling Systems Inc., a global company focused on innovative, custom designed manufacturing solutions, for over ten years. Prior to ATS, Ms. Perrella held a variety of increasingly senior positions at L-3 Canada and Spar Aerospace. Ms. Perrella is a Chartered Professional Accountant and holds a B.A. in Business Administration degree from the York University Schulich School of Business in Canada.
Matthew Shaw has served on our board of directors since July 2019. Mr. Shaw has over 20 years of experience in finance, including in his role as an Executive Director at UBS Limited, from 1995 to 1998 giving him a depth of experience in capital markets, trading and structured products. Mr. Shaw has served as the Chief Executive Officer and co-founder of Blimp Technologies Inc., an online platform for real estate professionals to collaborate, since June 2020, the President of POMA Enterprises Ltd, an investment company focused on investment in fintech and blockchain technology, since October 2013, and the co-founder of Protos Asset Management GmbH, an asset management company in Switzerland founded in 2017, which manages cryptocurrency and DeFi funds. Mr. Shaw serves on the board of directors of Yield Technologies Inc., a DeFi company and Dramato Holdings Ltd, a Cyprus company which holds a land asset in Cyprus. Prior to his current positions, Mr. Shaw was the Chief Executive Officer and Co-founder of Fullist Inc., a real estate data company, the co-founder of mCloud Technologies Corp., an AI and data analytics company focused on energy intensive assets, and the co-founder of Industrial Knowledge Inc., an industrial IoT company. Additionally, within the investment banking industry, Mr. Shaw co-founded Depfa Investment Bank, an investment bank focused on emerging markets, where he served as a General Manager and member of the Investment Committee, and also co-headed Carbon Trade & Finance SICAR, a carbon fund in Luxembourg. Mr. Shaw holds a B.A. in English Language and Literature from Manchester University and an M.B.A. from Bradford University.
Colleen Sullivan has served on our board of directors since July 2021. Ms. Sullivan co-founded and is currently serving as the Chief Executive Officer of CMT Digital Holdings LLC and has been a partner with the broader CMT Group since 2013. Furthermore, Ms. Sullivan is also a co-founder and Managing Member of Sullivan Wolf Kailus LLC, a boutique law firm based in Chicago that specializes in hedge fund, private equity, venture capital, digital assets, and other alternative investment products. Previously, Ms. Sullivan practiced law in the Investment Funds and Derivatives group at Sidley Austin LLP and has been a licensed attorney in the State of Illinois since 2001. Prior to this, Ms. Sullivan co-founded iOptions Group LLC, which developed hedging and monetization strategies for holders of employee stock options. Ms. Sullivan serves as a director on the board of Silvergate Capital Corporation and Power and Digital Infrastructure Acquisition Corp., and serves as an advisor to the Digital Chamber of Commerce. Ms. Sullivan is also a co-founder of the DeFi Alliance, a decentralized finance accelerator. Ms. Sullivan holds a B.A. in Accounting from the University of St. Francis as well as a Juris Doctor from the DePaul University School of Law.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Corporate Governance Practices and Foreign Private Issuer Status
As a “foreign private issuer,” as defined by the SEC, we will be permitted to follow home country corporate governance practices instead of certain corporate governance practices required by Nasdaq applicable to U.S. domestic issuers. We intend to voluntarily follow some Nasdaq corporate governance rules. However, we intend to follow UK corporate governance practices in lieu of the Nasdaq corporate governance rules as follows:
▪
We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq corporate governance rules.

Although we may rely on certain home country corporate governance practices, we will be required to comply with the Notification of Noncompliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we will be required to have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority, and consists of committee members that meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).

If we cease to be a “foreign private issuer” under the Nasdaq rules and the Exchange Act, as applicable, we will take all action necessary to comply with applicable Nasdaq corporate governance rules.
Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
Composition of our Board of Directors
Our board of directors will be composed of        members upon the closing of this offering. As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except that our audit committee is required to consist fully of independent directors, subject to certain phase-in schedules. Our board of directors has determined that        and        do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of director and that each of these directors is “independent” as that term is defined under Nasdaq rules.
Committees of our Board of Directors
Our board of directors will have three standing committees: an audit committee, a remuneration committee and a nomination committee. Each of these committees will be governed by a charter that is consistent with applicable UK law and SEC and Nasdaq corporate governance rules, effective upon the effectiveness of the registration statement of which this prospectus forms a part, and which will be available on the Investors section of our website at www.argoblockchain.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
Audit Committee
Our Audit Committee consists of       and       .          serves as the chairman of the Audit Committee. We expect our board to determine that all members of our Audit Committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq corporate governance rules. We expect our board to determine that        is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq corporate governance rules.
We expect our board to determine that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.
The Audit Committee will be responsible for, among other things:
▪
recommending the appointment of the independent auditor to the general meeting of shareholders;

▪
the appointment, remuneration, retention and oversight of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit services;

▪
pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;

▪
evaluating the independent auditor’s qualifications, performance and independence, and presenting its conclusions to the full board on at least an annual basis;

▪
reviewing and discussing with the executive officers, the board and the independent auditor our financial statements and our financial reporting process;

▪
approving or ratifying any related party transaction (as defined in our related party transaction policy) in accordance with our related party transaction policy;

▪
reviewing and overseeing the adequacy and effectiveness of our financial reporting and internal control policies and systems, covering all material controls, including financial, operational and compliance controls, and the procedures for the identification, assessment, management and reporting of risks; and

▪
periodically reviewing with management and the independent auditor our code of conduct and reviewing and reassessing the adequacy of the procedures in place to enforce the code of conduct, and consider and discuss and, as appropriate, grant requested waivers from the code of conduct.

The Audit Committee will meet at least        times per year and at such other times as the chairman of the Audit Committee shall think fit. The Audit Committee will meet at least once per year with our independent auditor, without our management being present.
Remuneration Committee
Our Remuneration Committee consists of        and       .        serves as chairman of the committee.
The Remuneration Committee will be responsible for:
▪
identifying, reviewing and proposing policies relevant to executive officer compensation;

▪
evaluating each executive officer’s performance in light of such policies and reporting to the board;

▪
analyzing the possible outcomes of the variable remuneration components and how they may affect the remunerationof the executive officers;

▪
recommending any equity long-term incentive component of each executive officer’s compensation in line with the remuneration policy and reviewing our executive officer compensation and benefits policies generally; and

▪
reviewing and assessing risks arising from our compensation policies and practices.

Nomination Committee
Our Nomination Committee consists of        and       .        serves as chairman of the committee Our board intends to adopt a Nomination Committee charter setting forth the responsibilities, which include:
▪
drawing up selection criteria and appointment procedures for board members;

▪
reviewing and evaluating the size and composition of our board and making a proposal for a composition profile of the board at least annually;

▪
recommending nominees for election to our board and its corresponding committees;

▪
assessing the functioning of individual members of board and executive officers and reporting the results of such assessment to the board; and

▪
developing and recommending to the board rules governing the board, reviewing and reassessing the adequacy of such rules governing the board and recommending any proposed changes to the board.

Code of Conduct
We intend to adopt a Code of Business Conduct and Ethics, which covers a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards. This Code of Business Conduct and Ethics will apply to all of our executive officers, board members and employees.
Compensation of Executive Officers and Directors
For the year ended December 31, 2020, the aggregate cash compensation paid to the members of our board of directors and our executive officers for services in all capacities was £572,672. Of that aggregate amount, £532,222 was related to compensation paid to the members of our board of directors, which compensation includes amounts paid to directors, if applicable, in respect of services as an executive officer. In the year ended December 31, 2020, our highest paid director was Peter Wall, our Chief Executive Officer, who received compensation of £240,922.

Executive Officer Remuneration
The following table sets forth the approximate cash compensation paid to our executive officers during the fiscal year ended December 31, 2020.
Name and Principal Position	Year	Salary (£)	Bonus(1) (£)	Total(2) (£)
Peter Wall(3)	2020	213,873	27,049	240,922
Chief Executive Officer and Interim Chairman
Ian Macleod	2020	128,539	36,444	164,983
Former Executive Chairman
Alex Appleton(4)	2020	35,500	4,950	40,450
Principal Financial Officer
James Savage(5)	2020	47,035	—	47,035
Former Principal Financial Officer
Timothy Le Druillenec	2020	21,500	—	21,500
Former Principal Financial Officer

(1)
Amounts shown reflect the discretionary cash bonuses that our board of directors awarded to the executive officers in 2021 for performance in 2020.

(2)
Total compensation set out in this table does not include the value of options to acquire our ordinary shares or awards granted to or held by our executive officers, which is described in “— Equity Compensation Arrangements.”

(3)
In addition to his role as our Chief Executive Officer, effective July 29, 2021, Mr. Wall was appointed as the Interim Chairman following the departure of Ian MacLeod.

(4)
Effective September 4, 2020, Alex Appleton was engaged by the Company as our Principal Financial Officer. This table reflects compensation earned by Mr. Appleton from the date of his engagement through the end of the year. Effective July 29, 2021, Mr. Appleton joined our board of directors as an executive director.

(5)
James Savage ceased to be the Principal Financial Officer effective September 9, 2020, at which time he became a non-executive director. This table reflects only the compensation he received as our Principal Financial Officer. The compensation he received as a non-executive director is described in “— Non-Executive Director Remuneration.”

Executive Officer Service Agreements
Peter Wall
We entered into a consultancy agreement with Vernon Blockchain Inc. effective December 30, 2019, as well as a side letter agreement with Mr. Wall dated as of January 14, 2020, pursuant to which Mr. Wall serves as our Chief Executive Officer (the “Wall Agreement”). Under the terms of the Wall Agreement, Mr. Wall is entitled to receive a fee of £16,000 per month, and has the opportunity to earn a bonus as determined by the board of directors. Mr. Wall may join any registered pension scheme that we establish in the future. Additionally, the Wall Agreement entitles Mr. Wall to certain enumerated employee benefits. The Company does not at this time maintain or provide any such benefits to employees or consultants. Accordingly, the parties have agreed that Mr. Wall will receive a temporary taxable stipend of £1,000 per month in lieu of the Company providing any employee benefits.
Either party may terminate Mr. Wall’s engagement by giving the other party not less than 52 weeks’ written notice, provided that we may terminate the services of Mr. Wall at any time with immediate effect for certain reasons including misconduct, criminal offense, disability, Mr. Wall’s bankruptcy, and the winding up of Vernon Blockchain Inc. The Wall Agreement also contains restrictive covenants pursuant to which Mr. Wall has agreed to refrain from competing with us or soliciting any persons who could materially damage our interests if involved in a competing business, for a period of six months following his termination of services.
Ian MacLeod
We entered into a consultancy agreement with Tenuous Holdings Ltd. effective January 1, 2020, as well as a side letter agreement with Mr. MacLeod dated as of January 1, 2020, pursuant to which Mr. MacLeod served as our executive director and Executive Chairman of the board of directors (the “Macleod Agreement”). Mr. MacLeod ceased to be the Executive Chairman effective July 29, 2021, as described in the section titled “Certain 2021 Actions”. In respect of the termination of service, the Company paid Mr. MacLeod a fee of £132,000 in lieu of the notice period required in the Macleod Agreement.

The MacLeod Agreement entitled Mr. MacLeod to receive a fee of £10,000 per month, and an opportunity to earn a bonus as determined by the board of directors. Mr. Macleod was entitled to join any registered pension scheme that we established. Additionally, the MacLeod Agreement entitled Mr. MacLeod to certain enumerated employee benefits. The Company did not maintain or provide any such benefits to employees or consultants during Mr. MacLeod’s service. Accordingly, Mr. MacLeod received a temporary taxable stipend of £1,000 per month in lieu of the Company providing any employee benefits.
The MacLeod Agreement also contains restrictive covenants pursuant to which Mr. Macleod has agreed to refrain from competing with us or soliciting any persons who could materially damage our interests if involved in a competing business, for a period of six months following his termination of employment.
Alex Appleton
We entered into a consultancy agreement with Appleton Business Advisors Limited effective September 4, 2020, pursuant to which Mr. Appleton serves as our Principal Financial Officer (the “Appleton Agreement”).
The Appleton Agreement entitled Mr. Appleton to receive a fee of £8,500 per month until November 30, 2020 and £10,000 per month thereafter. Either party may terminate the Appleton Agreement by giving the other party not less than four weeks’ written notice, provided that we may terminate the services of Mr. Appleton at any time with immediate effect for certain reasons including misconduct, criminal offense, disability, Mr. Appleton’s bankruptcy, and the winding up of Appleton Business Advisors Limited. The Appleton Agreement also contains restrictive covenants pursuant to which Mr. Appleton has agreed to refrain from competing with us or soliciting any persons who could materially damage our interests if involved in a competing business, for a period of six months following his termination of employment.
Equity Compensation Arrangements
We have granted and expect to continue to grant share options and awards under our 2018 Equity Incentive Plan (the “2018 Plan”), including the UK Non-Tax Advantaged Sub-Plan maintained under the 2018 Plan (the “UK Sub-Plan”).
The 2018 Plan
Our board of directors adopted the 2018 Plan on July 25, 2018.
Eligibility, Awards and Administration
Employees, consultants and directors of the Company and its affiliates, and certain other individuals designated by the board of directors who are expected to become employees, consultants or directors of the Company and its affiliates, are eligible to participate in the 2018 Plan. Under the 2018 Plan, our board of directors may grant stock option awards in order to attract and retain such persons who will contribute to our long-term success, to provide incentives that align the interests of such persons with those of the our shareholders, and to promote the success of our business. Grants under the 2018 Plan are subject to an overall limit and an individual limit. The overall limit applies, and an award may not be granted, if such grant would result in the total number of “dilutive shares” issued or subject to outstanding stock option awards under the 2018 plan exceeding 10% of the Company’s issued share capital. The individual limit generally provides that, other than in exceptional circumstances, the fair market value of ordinary shares subject to stock option awards made to an individual during any year may not exceed 200% of such individual’s salary or annual fee income. The 2018 Plan is administered by our board of directors or any committee to which it delegates such authority. . The authority of the board of directors includes, among other things, the authority to make and amend rules and regulations for the administration of the 2018 Plan.
Vesting, Exercise and Clawback
The vesting schedule for each stock option granted under the 2018 Plan is set forth in the applicable stock option agreement. Upon vesting, stock options generally remain exercisable until the tenth anniversary of the grant date, subject to earlier termination upon a cessation of the optionholder’s services to the Company. As an alternative to exercising a stock option, the board of directors may permit an optionholder who holds a vested stock option to surrender such stock option in exchange for a cash payment equal to the difference between the exercise price that the optionholder would have been required to pay to exercise such stock option and the then-current fair market value of the ordinary shares subject to the surrendered stock option, less applicable tax withholding. The board of directors may specify in a stock option agreement that the optionholder’s rights, payments and benefits with respect to an award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, including without limitation, breach of non-competition, non-solicitation, confidentiality, or other restrictive covenants that are contained in the option agreement or otherwise applicable to the optionholder, a termination of the optionholder’s continuous service for “cause” (as defined in the 2018 Plan), or other conduct by the optionholder that is detrimental to our business or reputation.
If an optionholder dies or ceases to provide services while a stock option award is outstanding, such stock option award will lapse on a ratable basis based on the portion of the vesting period which remains. An optionholder (or the optionholder’s personal representative) may be permitted to exercise a stock option during a limited period of time after the optionholder’s termination of services. Such period of exercisability ranges from 90 days to 12 months and may occur immediately upon such termination or at a future time tied to either the date on which the stock options would have originally vested or the occurrence of certain specified corporate transactions. Whether and to what extent an optionholder may exercise a vested stock option after the applicable termination of services will depend on the circumstances of such termination.
Certain Transactions
Outstanding stock options will accelerate in full and vest upon certain change in control events described in the 2018 Plan. Upon the occurrence of any such change in control event, the board of directors has discretion, with at least ten days’ advance notice to optionholders, to cancel outstanding awards in exchange for payments to affected optionholders in cash, stock or a combination thereof.
Amendment and Termination
Our board of directors has the authority to amend, suspend, or terminate the 2018 Plan, except that an optionholder must consent to any amendment that would materially adversely affect the optionholder’s rights. Certain amendments to the 2018 Plan require shareholder approval, including the increase in the limit on the maximum number of shares issuable under the 2018 Plan and the reduction of the exercise price of a stock option. No new awards may be granted under the 2018 Plan while the 2018 Plan is suspended or after it is terminated, but awards previously granted may extend beyond the date of suspension or termination.
The UK Sub-Plan
Our board of directors adopted the UK Sub-Plan on July 25, 2018. The UK Sub-Plan includes substantially the same provisions as the 2018 Plan except those with respect to United Kingdom tax liabilities, including liabilities relating to the United Kingdom National Insurance contributions.
The following table summarizes the number of ordinary shares underlying options granted to executive officers and non-executive directors as of December 31, 2020:
Name	Ordinary Shares Underlying Options	Exercise Price Per Ordinary Share (£)	Grant Date	Expiration Date (if applicable)
Executive officers
Peter Wall	1,000,000	0.16	07/25/2018	07/25/2024
	5,700,000	0.07	02/05/2020	02/04/2030
Ian MacLeod	1,900,000	0.07	02/05/2020	07/25/2024
Alex Appleton	—	—	—	—
Timothy Le Druillenec	—	—	—	—
Non-executive directors(1)
Matthew Shaw	1,000,000	0.16	07/17/2019	07/17/2025
	475,000	0.07	02/05/2020	07/25/2024
James Savage	—	—	—	—
Marco D’Attanasio	—	—	—	—

(1)
Sarah Gow, Colleen Sullivan and Maria Perrella joined the board of directors in 2021, and therefore did not hold any options as of December 31, 2020.

Non-Executive Director Remuneration
The following table presents the individual compensation and benefits provided to our current non-executive directors in their capacity as non-executive directors during the fiscal year ended December 31, 2020:
Name	Fees Delivered in Cash (£)	Fees Delivered in Shares (£)	Total Fees (£)
Non-executive directors(1)
Matthew Shaw	36,532	—	40,862
James Savage	8,750	—	8,750
Marco D’Attanasio	12,500	—	12,500

(1)
Sarah Gow, Colleen Sullivan and Maria Perrella joined the board of directors in 2021, and therefore did not hold any options as of December 31, 2020.

Non-Executive Director Letter Agreements
We have entered into service contracts with our directors for their services, which are subject to a three-month termination period. There are no arrangements under which any non-executive director is entitled to receive compensation upon the early termination of his or her appointment.
Pension, Retirement or Similar Benefits
We do not currently sponsor any pension schemes or pay any pension-related benefits to employees or non-employee directors.
Insurance and Indemnification
To the extent permitted by the Companies Act, we are empowered to indemnify our directors against any liability they incur by reason of their directorship. We maintain directors’ and officers’ insurance to insure such persons against certain liabilities. We expect to enter into a deed of indemnity with each of our directors and executive officers prior to the completion of this offering. In addition to such indemnification, we provide our directors and executive officers with directors’ and officers’ liability insurance.
Insofar as indemnification of liabilities arising under the Securities Act may be permitted to our board, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Certain 2021 Actions
Changes to Our Board of Directors
Effective July 29, 2021, the Company appointed Sarah Gow, Colleen Sullivan, and Maria Perrella to the board of directors as non-executive directors, and appointed Alex Appleton as an executive director. On the same day, Ian MacLeod ceased to be the Executive Chairman and James Savage and Marco D’Attanasio ceased to be non-executive directors. Following Mr. MacLeod’s departure, Peter Wall was appointed as the Interim Chairman while retaining his position as the Company’s Chief Executive Officer. In respect of Mr. MacLeod’s termination of service, the Company provided him a fee of £132,000 in lieu of the notice period required in the MacLeod Agreement. Messrs. Savage and D’Attanasio did not receive any compensation in respect of the termination of service.
2021 U.S. Equity Incentive Plan
Our board of directors adopted the 2021 U.S. Equity Incentive Plan (the “US Plan”) on July 26, 2021.
Eligibility, Awards and Administration
Employees, consultants and directors of the Company and its present and future divisions and affiliates are eligible to participate in the US Plan. Under the US Plan, our board of directors may grant non-qualified stock option awards in order to attract and retain such persons who will contribute to our long-term success, to provide incentives that align the interests of such persons with those of our shareholders, and to promote the success of our business. An award may not be granted if such grant would result in the total number of “dilutive shares” issued or subject to outstanding options under any equity compensation arrangements exceeding 10% of the Company’s issued share capital. The US Plan is currently administered by our board of directors and the board of directors may delegate its administrative authority under the plan to a committee. The authority of the board of directors includes, among other things, the authority to make and amend rules and regulations for the administration of the US Plan.
Vesting and Exercise
The vesting schedule for each stock option granted under the US Plan is set forth in the applicable option agreement. Upon vesting, stock options generally remain exercisable until the tenth anniversary of the grant date, subject to earlier termination upon a cessation of the optionholder’s services to the Company.
Unless otherwise provided in the option agreement, an optionholder (or the optionholder’s personal representative) may be permitted to exercise a stock option during a limited period of time after the optionholder’s termination of services. Such period of exercisability ranges from 90 days to 12 months, depending on the reason for the termination.
Certain Adjustments
If any change is made in the number of outstanding shares through the declaration of stock dividends, a stock split or a combination or exchange of shares, appropriate adjustments will be made in the number and price of shares subject to each outstanding award and the number of shares available for grant under the US plan; provided, however, that any fractional shares resulting from such adjustments will be eliminated.
Corporate Transactions
In the event of a proposed dissolution or liquidation of the Company, or certain other corporate transactions including but not limited to a split-up, split-off, spin-off, or a merger or consolidation of the Company with another corporation (other than certain mergers or consolidations in which the Company is the surviving corporation), our board of directors may provide that (i) the holders of then-exercisable stock options will have the right to exercise such options solely for the kind and amount of shares of stock and other securities, property, cash or any combination thereof receivable upon such dissolution, liquidation or other transactions; or (ii) each stock option award granted under the US Plan will terminate, with at least 10 day’s advance notice to optionholders informing them of the right to exercise during the 10-day period preceding such termination.
Amendment and Termination
Our board of directors has the authority to amend or terminate the US Plan, except that no suspension, termination, amendment or modification may adversely affect any stock options previously granted unless the written consent of the affected optionholders is obtained. No new options may be granted under the US Plan following the 10-year anniversary of its adoption by our board of directors.
2021 Equity Incentive Plan
In connection with this offering, our board of directors and our current shareholders are expected to approve our 2021 Equity Incentive Plan (the “2021 Plan”), to be effective prior to the completion of this offering. The following summary describes what we expect to be the material terms of the 2021 Plan. This summary is not a complete description of all provisions of the 2021 Plan and is qualified in its entirety by reference to the 2021 Plan, which will be filed as an exhibit to the registration statement of which this prospectus is a part.
The purposes of the 2021 Plan are to align the interests of the Company’s shareholders and those eligible for awards, to retain officers, directors, employees and other service providers, and to motivate such persons to act in the long-term best interests of the Company and its shareholders. The 2021 Plan provides for the grant of incentive stock options (within the meaning of Section 422 of the Code), nonstatutory options, share appreciation rights, restricted share awards, restricted share units, performance awards and other share awards. Officers, directors, employees, consultants, agents and independent contractors who provide services to us or to any subsidiary of ours are eligible to receive such awards.
Shares Subject to the Plan. The number of shares reserved for issuance under the 2021 Plan is, plus an annual increase added on the first day of each fiscal year, beginning January 1, 2022, and continuing until, and including, January 1, 2031. The annual increase will be equal to the lesser of (i)   % of the number of shares issued and outstanding as of the December 31st of the immediately preceding year and (ii) such amount determined by the board of directors. Up to           shares that may be issued under the 2021 Plan may be issued in satisfaction of incentive stock option awards. In addition to these limits, the total number of “dilutive shares” issued or subject to outstanding awards under any equity compensation arrangements may not exceed 10% of the Company’s issued share capital.
To the extent an equity award granted under the 2021 Plan (other than any substitute award) or granted under any other equity plan maintained by us under which awards are outstanding as of the effective date of the 2021 Plan (the “Prior Plans”) expires or otherwise terminates without having been exercised or paid in full, or is settled in cash, the shares subject to such award will become available for future grant under the 2021 Plan. In addition, to the extent shares subject to an award are withheld to satisfy a participant’s tax withholding obligation upon the exercise or settlement of such award (other than any substitute award) or to pay the exercise price of an option granted under the 2021 Plan or a Prior Plan, such shares will become available for future grant under the 2021 Plan.
Plan Administration. Our Remuneration Committee will administer the 2021 Plan. Our board of directors has the authority to amend and modify the plan, subject to any shareholder approval required by law or stock exchange rules. Subject to the terms of the 2021 Plan, our Remuneration Committee will have the authority to determine the eligibility for awards and the terms, conditions, and restrictions, including vesting terms, the number of shares subject to an award, and any performance goals applicable to grants made under the 2021 Plan. The Remuneration Committee may in its discretion provide for the shares subject to any award granted under the 2021 Plan to be in the form of ADSs. The Remuneration Committee also will have the authority, subject to the terms of the 2021 Plan, to construe and interpret the 2021 Plan and awards, and amend outstanding awards at any time.
Options and Share Appreciation Rights. Our Remuneration Committee may grant incentive stock options, nonstatutory options, and share appreciation rights under the 2021 Plan, provided that incentive stock options are granted only to employees. The exercise price of options and share appreciation rights under the 2021 Plan will be determined by the Remuneration Committee, but must equal to at least 100% of the fair market value of our shares on the date of grant. The term of an option or share appreciation right may not exceed ten years; provided, however, that an incentive stock option held by an employee who owns more than 10% of all classes of our capital stock, or of certain of our affiliates, may not have a term in excess of five years, and must have an exercise price of at least 110% of the fair market value of our shares on the grant date. Subject to the provisions of the 2021 Plan, the Remuneration Committee will determine the remaining terms of the options and share appreciation rights, including the number of shares subject to the award, vesting, and the nature of any performance measures. Upon a participant’s termination of service, the participant may exercise his or her option or share appreciation right, to the extent vested (unless the Remuneration Committee permits otherwise), as specified in the award agreement. The 2021 Plan prohibits the payment of dividend equivalents with respect to options and share appreciation rights.
Share Awards. Our Remuneration Committee will decide at the time of grant whether an award will be in the form of restricted shares, restricted share units, or other share awards. The Remuneration Committee will determine the terms of the awards, including the number of shares subject to the award, vesting, and the nature of any performance measures. Unless otherwise specified in the award agreement, the recipient of restricted shares will have voting rights and be entitled to receive dividends with respect to his or her shares of restricted shares, provided that (i) a distribution with respect to the shares, other than a regular cash dividend, and (ii) a regular cash dividend with respect to the shares that are subject to performance-based vesting conditions, in each case, will be deposited with us and will be subject to the same restrictions as the underlying shares. The recipient of restricted share units will not have voting rights, but his or her award agreement may provide for the receipt of dividend equivalents, provided that any dividend equivalents with respect to restricted share units that are subject to performance-based vesting conditions will be subject to the same restrictions as the underlying restricted share units. Our Remuneration Committee may grant other awards that are based on or related to our shares, such as awards of shares granted as bonus and not subject to any vesting conditions, deferred share units, share purchase rights, and shares issued in lieu of our obligations to pay cash under any compensatory plan or arrangement.
Performance Awards. Our Remuneration Committee will determine the value of any performance award, the vesting and nature of the performance measures, and whether the award is denominated or settled in cash or in shares. The performance goals applicable to a particular award will be determined by our Remuneration

Committee at the time of grant. Any dividends or dividend equivalents with respect to a performance award subject to performance-based vesting conditions will be subject to the same restrictions as such performance award.
Transferability of Awards. The 2021 Plan does not allow awards to be transferred other than by will or the laws of inheritance following the participant’s death, and options may be exercised, during the lifetime of the participant, only by the participant. However, an award agreement may permit a participant to assign an award to a family member by gift or pursuant to a domestic relations order, or to a trust, family limited partnership or similar entity established for one of the participant’s family members. A participant may also designate a beneficiary who will receive outstanding awards upon the participant’s death.
Certain Adjustments. If any change is made in our shares, without the receipt of consideration by us, such as through a stock split, stock dividend, extraordinary distribution, recapitalization, combination of shares, exchange of shares or other similar transaction, appropriate adjustments will be made in the number, class, and price of shares subject to each outstanding award and the numerical share limits contained in the plan.
Change in Control. Subject to the terms of the applicable award agreement, upon a “change in control” (as defined in the 2021 Plan), our board of directors may, in its discretion, determine whether some or all outstanding options and share appreciation rights will become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted share awards and restricted share unit awards will lapse in full or in part and whether the performance measures applicable to some or all outstanding awards will be deemed to be satisfied. Our board of directors may further require that shares of the corporation resulting from such a change in control, or a parent corporation thereof, be substituted for some or all of our shares subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder and be immediately cancelled by us in exchange for a cash payment, shares of the corporation resulting from or succeeding us, other property or a combination of cash, such shares or other property.
Clawback. Awards granted under the 2021 Plan and any cash payment or shares delivered pursuant to an award granted under the 2021 Plan are subject to forfeiture, recovery, or other action pursuant to the applicable award agreement or any clawback or recoupment policy that we may adopt.
Amendment and Termination. Our board of directors has the authority to amend, suspend or terminate the 2021 Plan, subject to any shareholder approval required by law or stock exchange rules. Our 2021 Plan will terminate on the ten-year anniversary of its approval by our board of directors, unless we terminate it earlier.

RELATED PARTY TRANSACTIONS
The following is a description of our related party transactions since January 1, 2018.
Certain of these related party transactions relate to the following former directors during their time as directors of the Company: Jonathan Bixby, a director of the Company from February 2, 2018 until May 16, 2019; Mike Edwards, a director of the Company from February 2, 2018 until January 27, 2020; and Timothy Le Druillenec, a director of the Company from December 5, 2017 until June 25, 2020.
Certain of these related party transactions relate to the following member of the management team: Inderpreet Hothi, the Company’s Chief Technology Officer.
Founder Agreement
On February 8, 2018, we entered into an agreement with Durban Holdings, Inc., a company under the joint ownership and control of Jonathan Bixby and Mike Edwards, at the time each a director of the Company, August First Ventures, White Umbrella Consulting Inc., IronPort Blockchain Financial Inc., Second Wave Capital LP, Plum Capital, Adrian Beeston and Andrew Fargos, a director and shareholder in Cornhill Capital Limited, which was previously appointed as the Company’s financial broker (together, the “Founder Shareholders”) pursuant to which we agreed to pay the Founder Shareholders a total amount of £95,000, allocated between the Founder Shareholders pro rata to their respective percentage shareholdings in the Company in consideration for their efforts to enable the Company to enter into (x) certain memorandum of understanding and (y) a media buying contract with Flatiron Collective, Inc.
Share Based Payment
In 2018, we issued shares with a total value of £35,000 at the time of issuance to Timothy Le Druillenec, who was a director of the Company at the time, in lieu of payment for professional services provided to the Company in excess of the services required by his directorship, including services in connection with the establishment of the Company, the facilitation of the Company’s initial public offering process, managing related legal work and management of shareholder relationships.
Fixed Assets
In 2018, we paid £93,323 in respect of equipment bought for, and expenses incurred on behalf of, the Company by Vernon Blockchain Inc., of which Peter Wall is the sole shareholder and a director.
Advertising Services
In 2018, we paid £83,780 for advertising services to Stanley Park Ventures, of which Jonathan Bixby, at the time a director of the Company, was a director.
Rental Agreements
The Company rented office space in London, England from Dukemount Capital plc, of which Timothy Le Druillenec, at the time a director of the Company, was a director, for £4,620, £3,300 and £275 respectively in 2018, 2019 and 2020, respectively.
The Company rented office space in Quebec, Canada from Vernon Blockchain Inc., of which Peter Wall is the sole shareholder and a director, for £30,471, £9,314 and £20,876 in 2018, 2019 and 2020, respectively.
Each of these agreements was negotiated on an arm’s length basis and the agreements do not contain long-term commitments.
Protos Asset Management
In 2019 and 2020, we obtained services related to crypto portfolio management from Protos Asset Management, a company founded by Matthew Shaw. We paid Protos Asset Management a monthly management fee based on a prescribed formula in the agreement, which amounted to $5,000 per month. In addition, we paid Protos Asset Management a percentage performance fee equal to 20% of the increase in net asset value. In 2019, for the period in which Mr. Shaw was a director of the Company, we paid £83,553 in management fees and percentage performance fees. In 2020, we paid £22,715 in management fees and percentage performance fees. This service agreement was terminated in 2020.
In 2019, we entered into a short-term loan agreement with Protos Cryptocurrency Master Fund II, a fund managed by Protos Asset Management, providing for a loan to the Company with an aggregate principal amount of $1 million and an interest rate of 2% per month. This loan was fully repaid in June 2020.
Agreements with Board Members and Executive Officers
In 2019, we paid: £413,340 to Possibilities Training Group Ltd in respect of the fees, including termination payments paid in lieu of notice, of Jonathan Bixby (2018: £208,612); £343,555 to MSE Management Inc. in respect of the fees, including termination payments paid in lieu of notice, of Mike Edwards (2018: £208,982); and, £250,218 to Blockchain Consulting in respect of fees of Inderpreet Hothi (2018: £134,706).
For a description of our other agreements with our board members and executive officers, please see “Management — Executive Officer Service Agreements” and “Management — Non-Executive Director Letter Agreements.”
Indemnification Agreements
We have entered into indemnification agreements with our board members and executive officers. Our Articles of Association allow us to indemnify our board members and executive officers to the fullest extent permitted by law, subject to certain exceptions. See “Management — Insurance and Indemnification” for a description of these indemnification agreements.
Related Party Transaction Policy
Prior to the completion of this offering, we expect to adopt a related party transaction policy.

PRINCIPAL SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of            , 2021 for:
▪
each beneficial owner of 3% or more of our outstanding ordinary shares;

▪
each of our directors and executive officers; and

▪
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of           , 2021. Percentage ownership calculations are based on ordinary shares outstanding as of           , 2021.
The percentage of ordinary shares beneficially owned after completion of this offering is based on ordinary shares outstanding after this offering, including the        ordinary shares represented by ADSs to be issued in connection with this offering assuming no exercise of the underwriters’ option to purchase additional ADSs.
Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
Except as otherwise indicated in the table below, addresses of the directors, executive officers and named beneficial owners are care of Argo Blockchain plc, Room 4, 1st Floor, 50 Jermyn Street, London, SW1Y 6LX, England. As of June 8, 2021, to our knowledge, 9,329 U.S. record holders held 26% of our issued and outstanding ordinary shares.
Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
		Before Offering	After Offering
3% or Greater Shareholders:
Amplify Transformational Data Sharing ETF(1)		%	%
Executive Officers and Directors:
Peter Wall	*	*	*
Alex Appleton	*	*	*
Matthew Shaw	*	*	*
Sarah Gow	*	*	*
Colleen Sullivan	*	*	*
Maria Perrella	*	*	*
All current directors and executive officers as a group (6 persons)

*
Represents beneficial ownership of less than one percent.

(1)
The address for Amplify Transformational Data Sharing ETF is 310 S. Hale Street, Wheaton, Illinois. Amplify Transformational Data Sharing ETF did not own any ordinary shares in August 2018.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
The following is a description of the material terms of our articles of association (“Articles of Association”) as they will be in effect upon the closing of this offering. The following description may not contain all of the information that is important to you, and we therefore refer you to our Articles of Association, a copy of which is filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.
General
We were incorporated as a private limited company with the legal name GoSun Blockchain Limited under the laws of England and Wales on December 5, 2017 with the company number 11097258. On December 21, 2017, we changed our company name to Argo Blockchain Limited and, on December 21, 2017, we re-registered as a public listed company with the name Argo Blockchain plc. Our registered office is Room 4, 1st Floor, 50 Jermyn Street, London, SW1Y 6LX England. The principal legislation under which we operate and our shares are issued is the Companies Act.
Share Capital
As of June 30, 2021, our issued and outstanding share capital was £        (        ordinary shares in issue). The nominal value of our ordinary shares is £0.001 per share and each issued ordinary share is fully paid. During the period December 30, 2020 to June 30, 2021,         new shares were issued.
Upon the closing of this offering, we will have        ordinary shares outstanding, including ordinary shares represented by ADSs.
In the past five years, we have issued        shares for assets other than cash, representing    % of the issued and outstanding share capital.
In accordance with the Companies Act, there is no limit on our authorized share capital. We do not have any shares that do not represent capital.
Options
As of June 30, 2021, there were options to purchase         ordinary shares outstanding with a weighted average exercise price of £        per ordinary share. The options generally lapse between four and ten years from the date of grant.
Warrants
As of June 30, 2021, there were warrants to purchase         ordinary shares outstanding with a weighted average exercise price of £        per ordinary share. The warrants lapse between three and five years from the date of grant.
Ordinary Shares
In accordance with our Articles of Association, the following summarizes the rights of holders of our ordinary shares:
▪
each holder of our ordinary shares is entitled to either one vote on a show of hands, or one vote per ordinary share if a poll has been demanded, on all matters to be voted on by shareholders generally;

▪
each holder of the ordinary shares is entitled to receive notice of, attend, speak and vote at our general meetings; and

▪
each holder of our ordinary shares is entitled to receive such dividends as are recommended by our directors and declared by our shareholders.

Registered Shares
We are required by the Companies Act to keep a register of our shareholders. Under the laws of England and Wales, the ordinary shares are deemed to be issued when the name of the shareholder is entered in our share register. The share register therefore is prima facie evidence of the identity of our shareholders and the shares that they hold. The share register generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. Our share register is maintained by our registrar, Computershare Investor Services PLC.
Holders of our ADSs will not be treated as one of our shareholders, and their names will therefore not be entered in our share register. The depositary, the custodian or their nominees will be the holder of the shares underlying our ADSs. For discussion on our ADSs and ADS holder rights see “Description of American Depositary Shares” in this prospectus. Holders of our ADSs have a right to receive the ordinary shares underlying their ADSs as discussed in “Description of American Depositary Shares” in this prospectus.
Under the Companies Act, we must enter an allotment of shares in our share register as soon as practicable and in any event within two months of the allotment. We will perform all procedures necessary to update the share register to reflect the ordinary shares being sold in this offering, including updating the share register with the number of ordinary shares to be issued to the depositary upon the closing of this offering. We also are required by the Companies Act to register a transfer of shares (or give the transferee notice of and reasons for refusal) as soon as practicable and in any event within two months of receiving notice of the transfer.
We, any of our shareholders or any other affected person may apply to the court for rectification of the share register if:
▪
the name of any person, without sufficient cause, is wrongly entered in or omitted from our register of members; or

▪
there is a default or unnecessary delay in entering on the register the fact of any person having ceased to be a member or on which we have a lien, provided that such refusal does not prevent dealings in the shares taking place on an open and proper basis.

Preemptive Rights
The laws of England and Wales generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for a company’s Articles of Association, or shareholders at a general meeting representing at least 75% of our ordinary shares present (in person or by proxy) and voting at that general meeting, to disapply these preemptive rights. Such a disapplication or preemptive rights may be for a maximum period of up to five years from the date of adoption of the Articles of Association, if the disapplication is contained in the Articles of Association, or from the date of the shareholder resolution, if the disapplication is by shareholder resolution. In either case, this disapplication would need to be renewed by the company’s shareholders upon its expiration (i.e., at least every five years).
We intend to obtain authority from our shareholders to disapply preemptive rights for the allotment of ordinary shares, including in connection with this offering. This disapplication will be effective until the conclusion of the next Annual General Meeting of the Company.
On June 25, 2020, our shareholders approved by special resolution at our annual general meeting a capital reduction by way of a cancellation of share premium for an aggregate amount of £25,252,288, which capital reduction was sanctioned by an order of the High Court of Justice, Chancery Division on November 10, 2020.
History of Share Capital
On incorporation, the issued and allotted share capital was £1 divided into 1 ordinary share of £1. On December 20, 2017:
▪
the initial share capital was subdivided into 1,000 ordinary shares of £0.001 each;

▪
our shareholder authorized us to allot and issue ordinary shares with an aggregate nominal value of £252,735; and

▪
further ordinary shares with an aggregate nominal value of £89,999 (being 89,999,000 ordinary shares) were issued, partly paid, to certain subscribers at a price per share of £0.001.

On January 2, 2018, we allotted and issued ordinary shares with an aggregate nominal value of £10,000 to certain subscribers at a price per share of £0.01.
On February 2, 2018, we allotted and issued ordinary shares with an aggregate nominal value of £31,250 (being 31,250,000 ordinary shares) to certain subscribers at a price per share of £0.08, and allotted and issued ordinary shares with an aggregate nominal value of £750 (being 750,000 ordinary shares) to certain individuals at a price of £0.08 per share in satisfaction of amounts owed by the Company to such individuals.
On February 8, 2018, the remaining balance on the shares allotted and issued by the Company on December 20, 2018 was paid up in full pursuant to an agreement between the Company and the subscribers.
On June 13, 2018, we allotted and issued ordinary shares with an aggregate nominal value of £5,500 (being 5,500,000 ordinary shares) pursuant to the terms of certain warrant agreements dated February 23, 2018 at a price per share of £0.001.
On June 18, 2018 our shareholders authorized us to allot and issue ordinary shares with an aggregate nominal value of £470,000 (being 470,000,000 ordinary shares), of which £289,655.46 (being 289,655,460 ordinary shares) was on a non-pre-emptive basis.
On August 3, 2018, we allotted and issued ordinary shares with an aggregate nominal value of 156,250 (being 156,250,000 ordinary shares) at a price per share of £0.16 and the ordinary shares of the Company were admitted to the standard segment of the Official List maintained by the Financial Conduct Authority and to trading on the Main Market of the London Stock Exchange.
On June 25, 2019 our shareholders generally authorized us to allot and issue ordinary shares up to an aggregate nominal value of £96,937.50 (being 96,937,500 ordinary shares), of which up to £29,375 (being 29,375,000 ordinary shares) was on a non-pre-emptive basis. In addition, our shareholders specifically authorized us to allot and issue ordinary shares up to an aggregate nominal amount £44,062.50 (being 44,062,500 ordinary shares) in connection with a share exchange agreement with Hive Blockchain Technologies Ltd, which authorities each expired on December 31, 2020.
On June 25, 2020 our shareholders generally authorized us to allot and issue ordinary shares up to an aggregate nominal value of £96,937.50 (being 96,937,500 ordinary shares), of which up to £29,375 (being 29,375,000 ordinary shares) was on a non-pre-emptive basis. At the same time, our shareholders approved, subject to approval of the court, the cancellation of the Company’s share premium account (in the amount of £25,252,288) and the potential market purchase of the Company’s ordinary shares up to a maximum of 29,375,000.
On January 7, 2021, pursuant to exercise of certain options and warrants, we allotted and issued ordinary shares with an aggregate nominal value of £5,600 (being 5,600,000 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £9,690.997 (being 9,690,997 ordinary shares) at a price per share of £0.16.
On January 11, 2021, pursuant to exercise of certain options and warrants, we allotted and issued ordinary shares with an aggregate nominal value of £2,305.333 (being 2,305,333 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £6,304.195 (being 6,304,195 ordinary shares) at a price per share of £0.16.
On January 13, 2021, pursuant to exercise of certain options and warrants, we allotted and issued ordinary shares with an aggregate nominal value of £539.667 (being 539,667 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £4,925.221 (being 4,925,221 ordinary shares) at a price per share of £0.16.
On January 15, 2021, pursuant to exercise of certain options and warrants, we allotted and issued ordinary shares with an aggregate nominal value of £735.00 (being 735,000 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £3,428.043 (being 3,428,043 ordinary shares) at a price per share of £0.16.
On January 19, 2021, pursuant to exercise of certain options and warrants, we allotted and issued ordinary shares with an aggregate nominal value of £550.00 (being 550,000 ordinary shares) at a price per share of £0.16.
On January 21, 2021, we allotted and issued ordinary shares with an aggregate nominal value of £28,000.00 (being 28,000,000 ordinary shares) at a price per share of £0.80 to certain subscribers.

On January 22, 2021, pursuant to exercise of certain options and warrants, we allotted and issued ordinary shares with an aggregate nominal value of £890.00 (being 890,000 ordinary shares) at a price per share of £0.07, ordinary shares with an aggregate nominal value of £70.00 (being 70,000 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £2,316.666 (being 2,316,666 ordinary shares) at a price per share of £0.16.
On February 12, 2021, pursuant to exercise of certain options and warrants, we allotted and issued ordinary shares with an aggregate nominal value of £22.619 (being 22,619 ordinary shares) at a price per share of £0.07, ordinary shares with an aggregate nominal value of £140.00 (being 140,000 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £77.217 (being 77,217 ordinary shares) at a price per share of £0.16.
On February 23, 2021, pursuant to exercise of certain options and warrants, we allotted and issued ordinary shares with an aggregate nominal value of £625.00 (being 625,000 ordinary shares) at a price per share of £0.16.
On February 27, 2021, pursuant to exercise of certain options and warrants, we allotted and issued ordinary shares with an aggregate nominal value of £1,000.00 (being 1,000,000 ordinary shares) at a price per share of £0.001, ordinary shares with an aggregate nominal value of £3,080.952 (being 3,080,952 ordinary shares) at a price per share of £0.07, ordinary shares with an aggregate nominal value of £350.00 (being 350,000 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £462.963 (being 462,963 ordinary shares) at a price per share of £0.16.
On March 5, 2021 our shareholders generally authorized us to allot and issue ordinary shares up to an aggregate nominal value of £17,250 (being 17,250,000 ordinary shares), of which up to £17,250 (being 17,250,000 ordinary shares) was on a non-pre-emptive basis, such authority and disapplication of pre-emption rights being in addition to those granted at the AGM on June 25, 2020.
On March 11, 2021, we allotted and issued ordinary shares with an aggregate nominal value of £3,497.817 (being 3,497,817 ordinary shares) at a price per share of £1.04 in consideration of the acquisition (by way of merger with a wholly owned subsidiary of the Company) of DPN LLC and ordinary shares with an aggregate nominal value of £13,399.599 (being 13,399,599 ordinary shares) at a price per share of £2.00 to certain subscribers.
Articles of Association
Shares and Rights Attaching to Them
Objects
The objects of our Company are unrestricted.
Share Rights
Subject to the Companies Act and any rights attaching to shares already in issue, our shares may be issued with or have attached to them any rights and restrictions as we may by ordinary resolution of the shareholders determine or, in the absence of any such determination, as our board of directors may determine.
Voting Rights
Subject to the provisions of the Companies Act and any restrictions imposed in our Articles of Association and any rights or restrictions attached to any class of shares of our share capital, the general voting rights attaching to the shares are as follows:
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on a show of hands, every shareholder who is present in person and entitled to vote has one vote, and on a poll every shareholder present in person or by proxy and entitled to vote has one vote for every share of which he is a holder;

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on a show of hands, every duly appointed proxy present who has been appointed by one or more shareholders entitled to vote on a resolution has one vote;

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on a show of hands, a duly appointed proxy has one vote for and one vote against a resolution if the proxy has been appointed by more than one shareholder entitled to vote on the resolution and the proxy has been instructed by one or more of those shareholders to vote for the resolution and by one or more other of those shareholders to vote against it;

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on a show of hands, a duly appointed proxy is entitled to cast a second vote on a resolution which is contrary to the way in which the proxy cast his first vote on that resolution if: (i) the proxy has been appointed by more than one shareholder entitled to vote on the resolution; and (ii) the proxy has been instructed by one or more of shareholders to vote in a certain way and has been given discretionary authority by one or more other shareholders to vote in relation to the resolution in such way as the proxy deems fit.

For so long as the Company has any shares represented by ADSs, at any general meeting, a resolution put to the vote of the meeting shall be decided on by a poll. Subject to the provisions of the Companies Act, as described in “Differences in Corporate Law — Voting Rights” below, a poll may be demanded by:
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a chairman of the meeting;

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at least five shareholders present in person or by proxy and entitled to vote on the resolution;

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any shareholder(s) representing not less than one tenth of the total voting rights of all shareholders having the right to vote at the meeting; or

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any shareholder(s) holding shares of the Company conferring a right to vote on the resolution, being shares on which an aggregate sum has been paid up equal to not less than one tenth of the total sum paid up on all the shares conferring that right.

Restrictions on Voting
No shareholder shall be entitled to be present or to be counted in the quorum or vote, either in person or by proxy, at any general meeting or at any separate class meeting of the holders of a class of shares or on a poll or to exercise other rights conferred by the shareholders in relation to the meeting or poll, unless all calls or other monies due and payable in respect of the shareholder’s shares have been paid up.
The board of directors may from time to time make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall (subject to at least 14 clear days’ notice specifying the time or times and place of payment) pay at the time or times so specified the amount called on their shares.
If a shareholder or a person whom the Company knows or has reasonable cause to believe is interested in shares held by that shareholder, has been served a notice under section 793 of the Companies Act by the Company (“Section 793 Notice”) in respect of those shares (“Dispute Shares”), and has failed to respond to the Section 793 Notice by providing the information required within 14 days following the service of the Section 793 Notice, the board of the Company may serve a notice of disenfranchisement on the shareholder holding the Dispute Shares (“Disenfranchisement Notice”). Following service of a Disenfranchisement Notice, unless the board of the Company determines otherwise, the member holding the Dispute Shares shall not be entitled in respect of the Dispute Shares to be present or to vote (either in person or by proxy) at a general meeting or a separate meeting of the holders of the same class of shares, or on a poll or to exercise other rights conferred by virtue of being a shareholder of the Company. The restriction on voting shall cease to apply seven days after the earlier of receipt by the Company of (i) notice of registration of an excepted transfer of the Default Shares and (ii) all information required by the Section 793 Notice, in a form satisfactory to the board of the Company, in relation to any Default Shares.
Dividends
We may, subject to the provisions of the Companies Act and the Articles of Association, declare dividends out of profits available for distribution in accordance with the respective rights and priorities of the shareholders and no such dividend shall exceed the amount recommended by the board of directors.
Subject to the rights or privileges attached to any shares carrying a preferential or special rights to dividends, all dividends shall be declared and paid according to the amounts paid up on the shares and shall be apportioned and paid pro rata according to the amounts paid up on the shares during any part of the period in respect of which the dividend is paid, except that if any share is issued on terms providing that it carried any particular dividend rights, such share will rank for the dividend accordingly.
Subject to the provisions of the Companies Act and the Articles of Association, the board of directors may from time to time pay shareholders such interim dividends as appears to the board of directors to be justified by the profits available for distribution. If the share capital is divided into different classes, the board of directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. The board of directors may also pay half yearly, or at other suitable intervals to be settled by them, any fixed rate dividend if in the opinion of the board of directors the distributable profits justify the payment and if permitted by the Companies Act.
The board of directors may deduct from any dividend or other money payable to any person on or in respect of a share all such sums as may be due from such shareholder to the Company on account of calls or otherwise in relation to the shares of the Company.
Subject to any special rights attaching to or the terms of issue of any share, no dividend or other moneys payable by us on or in respect of any share shall bear interest against us. Any dividend unclaimed after a period of 12 years from the date such dividend became due for payment shall, if the board of directors so resolve, be forfeited and shall revert to us absolutely.
The board of directors may, by ordinary resolution of the Company, direct (or in the case of an interim dividend may without the authority of an ordinary resolution direct) that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, or in any one or more of such ways. Dividends may be declared or paid in any currency and the board may decide the rate of exchange for any currency conversions that may be required, and how any costs involved are to be met.
If a Disenfranchisement Notice has been served on a shareholder by the Company who holds at least 0.25% in nominal value of the issued shares of their class, the payment of any dividend declared and which is payable in respect of the Default Shares will be withheld by the Company, and no interest will be payable on it, and the shareholder is not entitled to elect to receive shares instead of the dividend. The withholding of the dividend shall cease to apply seven days after the earlier of receipt by the Company of (i) notice of registration of an excepted transfer of the Default Shares and (ii) all information required by the Section 793 Notice, in a form satisfactory to the board of the Company, in relation to any Default Shares.
Change of Control
There is no specific provision in our Articles of Association that would have the effect of delaying, deferring or preventing a change of control.
Distributions on Winding Up
If the Company is wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the authority of a special resolution, divide among the shareholders whose names are entered on the register of members of the Company at the date of winding up, in specie or kind the whole or any part of the assets of the Company. Whether or not the assets consist of property of one kind or of different kinds the liquidator can set such value as he deems fair upon any one or more class or classes of property and can determine how such division is carried out as between such members or different classes of members. If any such division shall be other than in accordance with the existing rights of such members, every member shall have the same right of dissent and other ancillary rights as if the resolution were a special resolution passed in accordance with section 110 of the Insolvency Act 1986. The liquidator may also, with the authority of a special resolution, vest any part of the assets in trustees upon such trusts for the benefit of such members as the liquidator thinks fit. The liquidation of the Company may then be closed and the Company dissolved, but no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.
Variation of Rights
Subject to the provisions of the Companies Act, whenever the share capital is divided into different classes of shares, all or any of the rights or privileges attached to any class may, whether or not the Company is being wound up, be modified, varied, extended, abrogated or surrendered either in the manner provided by such rights or (in the absence of such provision) with the written consent of the shareholders of at least three-fourths in nominal value of the issued shares of that class (excluding any shares held as treasury shares) or by special resolution passed at a separate general meeting of the holders of such shares. The Companies Act provides a right to object to the variation of the share capital by the shareholders who did not vote in favor of the variation. Should an aggregate of 15% of the shareholders of the issued shares in question apply to the court within 21 days of consent being given to the variation to have the variation cancelled, the variation shall have no effect unless and until it is confirmed by the court.

Alteration to Share Capital
We may, by ordinary resolution of shareholders, consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares, or sub-divide our shares or any of them into shares of a smaller nominal value. We may, by special resolution of shareholders, confirmed by the court, reduce our share capital or any capital redemption reserve or any share premium account in any manner authorized by the Companies Act. We may redeem or purchase all or any of our shares (provided at least one non-redeemable share is in issue following a reduction in capital) as described in “— Other UK Law Considerations — Purchase of Own Shares.”
Preemption Rights
In certain circumstances, our shareholders may have statutory preemption rights under the Companies Act in respect of the allotment of new shares as described in “— Preemptive Rights” and “— Differences in Corporate Law — Preemptive Rights” in this section.
Transfer of Shares
Any certificated shareholder may transfer all or any of his shares by an instrument of transfer in writing in any usual or common form or in any other manner approved by the board of directors. Any written instrument of transfer shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee.
All transfers of uncertificated shares shall be made in accordance with and subject to the provisions of the Uncertificated Securities Regulations 2001 and the facilities and requirements of its relevant system. The Uncertificated Securities Regulations 2001 permit shares to be issued and held in uncertificated form and transferred by means of a computer-based system.
The board of directors may decline to register any transfer of any share held in certificated form unless:
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it is for a share which is fully paid up;

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it is for a share upon which the Company has no lien;

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it is only for one class of share;

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it is in favor of not more than four joint transferees;

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it is duly stamped (if required);

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it being subject to a Disenfranchisement Notice, is:

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pursuant to a takeover offer for the Company as defined in section 974 of the Companies Act;

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is as a consequence of a sale made through Nasdaq or a recognized investment exchange (as defined in the Financial Services and Markets Act 2000) or another stock exchange outside of the United Kingdom on which shares in the capital of the Company are normally traded; or

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a transfer which is shown to the satisfaction of the board of the Company to be made in consequence of a bona fide sale of the whole of the beneficial interest in the shares to a person who is unconnected with the shareholder and with any other person appearing to be interested in the shares,

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it is lodged at our registered office or such other place as the board of directors may decide, accompanied by the certificate for shares to which it relates (except in the case of a transfer by a recognized person to whom the certificate and to whom a certificate was issued) and such other evidence (if any) as the board of directors may reasonably require to prove the title of the transferor or, if the transfer is executed by some other person on his behalf, the authority of that person to do so.

CREST
The board of directors may implement such arrangements as they think fit in order for any class of shares to be held in uncertificated form and for title to those shares to be transferred by means of a system such as CREST (being a computerized paperless share transfer and settlement system that allows shares to be transferred by electronic means) in accordance with the Uncertificated Securities Regulations 2001 and the Company will not be required to issue a certificate to any person holding such shares in uncertificated form.

Shareholder Meetings
Annual General Meetings
In accordance with the Companies Act, we are required in each year to hold an annual general meeting in addition to any other general meetings in that year and to specify the meeting as such in the notice convening it. The annual general meeting shall be convened whenever and wherever the board of directors sees fit, subject to the requirements of the Companies Act, as described in “— Differences in Corporate Law — Annual General Meeting” and “— Differences in Corporate Law — Notice of General Meetings” below.
Notice of General Meetings
The arrangements for the calling of general meetings are described in “— Differences in Corporate Law —  Notice of General Meetings” below.
Quorum of General Meetings
No business shall be transacted at any general meeting unless a quorum is present. Except as otherwise provided by the Articles of Association, at least two shareholders present in person or by proxy or as a representative of a corporation which is a shareholder and entitled to vote shall be a quorum for all purposes. If within half an hour from the time appointed for the holding of a general meeting a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall be adjourned to the same day in the next week at the same time and place, or to such other day any at such other time and place as the board of directors may determine. If at an adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting, the member or members present in person or by proxy and entitled to vote will have the power to decide upon all matters that could properly have been disposed of at the meeting as originally convened.
Class Meetings
The provisions in our Articles of Association relating to general meetings apply to every separate general meeting of the holders of a class of shares except that:
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the quorum for such class meeting shall be two holders in person or by proxy representing not less than one-third in nominal value of the issued shares of the class (excluding any shares held in treasury);

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at the class meeting, a holder of shares of the class present in person or by proxy may demand a poll and shall on a poll be entitled to one vote for every share of the class held by him; and

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if at any adjourned meeting of such holders a quorum is not present at the meeting, one holder of shares of the class present in person or by proxy at an adjourned meeting constitutes a quorum.

Directors
Number of Directors
Our board of directors is not subject to any maximum but shall not have less than two directors. We may, by ordinary resolution of the shareholders, vary the minimum and/or determine a maximum number of directors from time to time.
Retirement and Appointment of Directors
If a director was appointed by the board, at the next annual general meeting after his appointment, he shall retire from office and be eligible for reappointment. At the third annual general meeting after an annual general meeting or general meeting at which the director was appointed or reappointed, such director will retire from office and be eligible for reappointment.
Any director who has held office with us (other than employment or executive office) for nine years or more as at the date of any annual general meeting, will be subject to reappointment at each annual general meeting.
The shareholders may, at the meeting at which a director retires, fill the vacated office by electing a person and in default the retiring director shall, if willing to continue to act, be deemed to have been reappointed, unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such director shall have been put to the meeting and lost.
No person other than a director retiring, by rotation or otherwise, may be appointed or reappointed as a director at any general meeting unless: (i) he is recommended by the directors for appointment or not fewer than seven nor more than 42 clear days before the date of the meeting; and (ii) we receive notices in writing given by (a) a shareholder duly qualified to be present and to vote at that meeting, containing his intention to propose the person for appointment stating the required particulars for the purposes of our register of directors; and (b) the person proposed as a director stating his willingness to be elected.
At a general meeting, a motion for the appointment of two or more persons as directors by a single resolution will be void unless a resolution that it is so made has been first agreed to by the meeting without any vote being given against it.
We and our board of directors each have the power to appoint any person to be a director, either to fill a casual vacancy or as an addition to the existing board of directors but so that the total number of directors does not exceed the maximum number fixed by or in accordance with our Articles of Association. Any director so appointed by the board of directors shall retire from office at the next annual general meeting. Such a director is eligible for election at that meeting but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at such meeting.
The board of directors may from time to time appoint one of more of their body to be the holder of an executive office on such terms as they think fit.
Directors’ Interests
A director may hold any other office or employment with the Company, other than the office of auditor, in conjunction with his office of director and may act in a professional capacity to the Company, on such terms as to tenure of office, remuneration and otherwise as the board of directors may determine.
Subject to the provisions of the Companies Act and the Articles of Association, no director or intended director is disqualified by his office from contracting with the Company either with regard to his tenure or any other office or employment, or as seller, purchase or otherwise. No such contract, or any contract or arrangement entered into by or on behalf of the Company in which any director is in any way, whether directly or indirectly, interested, is liable to be avoided, nor is any director so contracting or being so interested obliged to account to the Company for any profit realized from any such contract or arrangement by reason of the director holding that office or of his fiduciary relationship with the Company.
Any director may continue to be or become a director or other officer, employee or member of or otherwise interested in any other company promoted by the Company or in which the Company may be interested, as a seller, member or otherwise, or which is a holding company of the Company or a subsidiary of any such holding company. No such director is accountable for any remuneration or other benefits received by him as a director or other officer or member of, or from his interest in, any such other company. The board of directors may exercise the voting power conferred by the shares in any other company held or owned by the Company, or exercisable by the directors of such other company, in such manner in all respects as they think fit, subject to any relevant restrictions set out in the Articles of Association.
A director who is in any way, whether directly or indirectly, interested in a contract, transaction or arrangement or proposed contract, transaction or arrangement, with the Company must declare the nature of his interest at a meeting of the board of directors. In the case of a proposed contract, transaction or arrangement, the declaration must be made at the meeting of the board of directors at which the question of entering into the contract, transaction or arrangement is first taken into consideration or, if the director was not at the date of that meeting interested in the proposed contract, transaction or arrangement, at the next meeting of the board of directors held after he became so interested. In the case where the director becomes interested in a contract, transaction or arrangement after it is made, the declaration must be made at the first meeting of the board of directors held after the director becomes so interested. In a case where the director is interested in a contract, transaction or arrangement which has been made before he was appointed a director, the declaration must be made at the first meeting of the board of directors held after he is so appointed.
Except as provided in the Articles of Association, a director shall not vote at a meeting of the board or of a committee of the board of directors on any resolution concerning a matter in which he has a material interest (other than an interest in shares or debentures or other securities of or in the Company) and which conflicts or may conflict with the interests of the Company. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.
Notwithstanding the foregoing, a director shall be entitled to vote and be counted in the quorum in respect of any resolution concerning any of the following matters:

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the giving of any security, guarantee or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

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the giving of any security, guarantee or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

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any proposal concerning an offer of shares of debentures or other securities of or by the Company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant as a holder of such shares, debentures or other securities or in its underwriting of sub-underwriting;

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any contract, arrangement or transaction or other proposal concerning any other company in which he holds an interest not representing 1% or more of any class of the equity share capital (calculated exclusive of any shares of that class held as treasury shares) of such company, or of any third company through which his interest is derived, or of the voting rights available to members of the relevant company, any such interest being deemed to be a material interest in all circumstances;

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any contract, arrangement or transaction or other proposal concerning the adoption, modification or operation of a superannuation fund or retirement, death or disability benefits scheme under which he may benefit and which has been approved by or is subject to and conditional upon approval by HM Revenue & Customs;

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any contract, arrangement, transaction or other proposal concerning the adoption, modification or operation of a scheme for enabling employees including full time executive directors of the Company and/or any subsidiary to acquire shares of the Company or any arrangement for the benefit of employees of the Company or any of its subsidiaries, which does not award him any privilege or benefit not awarded to the employees to whom such scheme relates; or

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any contract, arrangement, transaction or other proposal concerning the insurance which the Company proposes to maintain or purchase for the benefit of the directors or for the benefit of persons including the directors.

If a question arises at a meeting as to the materiality of a director’s interests or as to the entitlement of any director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question must be referred to the chairman of the meeting, and his ruling in relation to the other director shall be final and conclusive except in a case where the nature or extent of the interest of the director concerned has not been fairly disclosed. If the question relates to the chairman, it must be referred to such other director present at the meeting, other than the chairman, as the directors present appoint.
The directors may provide or pay pensions, annuities, gratuities and superannuation or other allowances or benefits to any director, ex-director, employee or ex-employee of the Company or any of its subsidiaries or to the spouse, civil partner, children and dependents of any such director, ex-director, employee or ex-employee.
Directors’ Fees and Remuneration
The directors are entitled to fees (in addition to salaries) at such rate as may from time to time be determined by the board of directors provided that the aggregate of all such fees so paid to directors shall not exceed £150,000 (one hundred and fifty thousand pounds) per annum, or such additional sum as may from time to time be determined by ordinary resolution of the shareholders.
The Company by ordinary resolution may also vote extra fees to the directors which will, unless otherwise determined by the resolution by which it is voted, be divided amount the directors as they may agree, or failing agreement, equally.
Any director who serves on any committee or who devotes special attention to the business of our company, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of salary, commissions, participation in profits or otherwise as the directors may determine.
The directors are entitled to be paid all traveling, hotel and other expenses properly incurred by them in connection with the business of the Company or in attending and returning from meetings of the board of directors or of committees of the board of directors or general meetings.

Borrowing Powers
Subject to the provisions of the Companies Act, the board of directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertaking, property and assets and uncalled capital or any part thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of us or of any third party.
Indemnity
Subject to the provisions of the Companies Act, every director, alternate director, secretary or other officer (other than any person (whether an officer or not) engaged by the Company as auditor) shall be indemnified out of the assets of the Company against all costs, charges, expenses, losses and liabilities incurred in connection with the execution of his duties or the exercise of his powers or otherwise in relation to them, including any liability for negligence, default, breach of duty or breach of trust by him in relation to anything done or omitted to be done or alleged to have been done or omitted to be done by him as a director. Subject to the provisions of the Companies Act, the Company may purchase and maintain for the benefit of any director, secretary or other officer, insurance against any liability which by virtue of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust which he may be guilt in relation to the Company.
Other UK Law Considerations
Mandatory Purchases and Acquisitions
Pursuant to Sections 979 to 991 of the Companies Act, where a takeover offer has been made for us and the offeror has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the offer relates and not less than 90% of the voting rights carried by those shares, the offeror may give notice to the holder of any shares to which the offer relates which the offeror has not acquired or unconditionally contracted to acquire that he wishes to acquire, and is entitled to so acquire, those shares on the same terms as the general offer. The offeror would do so by sending a notice to the outstanding minority shareholders telling them that it will compulsorily acquire their shares.
Such notice must be sent within three months of the last day on which the offer can be accepted in the prescribed manner or if earlier, and the offer is not one to which section 943(1) of the Companies Act applies, within the period of six months beginning with the date of the offer. The squeeze out of the minority shareholders can be completed at the end of six weeks from the date the notice has been given, subject to the minority shareholders failing to successfully lodge an application to the court to prevent such squeeze out any time prior to the end of those six weeks following which the offeror can execute a transfer of the outstanding shares in its favor and pay the consideration to us, which would hold the consideration on trust for the outstanding minority shareholders. The consideration offered to the outstanding minority shareholders whose shares are compulsorily acquired under the Companies Act must, in general, be the same as the consideration that was available under the takeover offer.
Sell Out
The Companies Act also gives our minority shareholders a right to be bought out in certain circumstances by an offeror who has made a takeover offer for all of our shares. The holder of shares to which the offer relates, and who has not otherwise accepted the offer, may require the offeror to acquire his shares if, prior to the expiry of the acceptance period for such offer, (1) the offeror has acquired or unconditionally agreed to acquire not less than 90% in value of the voting shares, and (2) not less than 90% of the voting rights carried by those shares. The offeror may impose a time limit on the rights of minority shareholders to be bought out that is not less than three months after the end of the acceptance period. If a shareholder exercises his rights to be bought out, the offeror is required to acquire those shares on the terms of this offer or on such other terms as may be agreed.
Disclosure of Interest in Shares
Pursuant to Part 22 of the Companies Act, we are empowered by notice in writing to require any person whom we know or have reasonable cause to believe to be interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us particulars of that person’s interest and (so far as is within his knowledge) particulars of any other interest that subsists or subsisted in those shares.

Under our Articles of Association, the directors may in their absolute discretion refuse to register or authorize the registration of the transfer of a share held in certificated form if a notice has been served in respect of a share pursuant to section 793 of the Companies Act concerning the disclosure of interests in voting shares and (i) the share or shares which were the subject of that notice represented in aggregate at least 0.25% of that class of shares (calculated exclusive of any treasury shares of that class); and (ii) the person or persons on whom the notice was served failed to comply with the requirements of the notice within the period for compliance specified in the notice (being not less than 14 days from the date of service of the notice) and remains in default in complying with the notice, unless the transfer in question is to a bona fide unconnected third party such as a sale through a recognized investment exchange or an overseas exchange or as a result of an acceptance of a takeover offer.
Pursuant to the Disclosure Guidance and Transparency Rules of the UK Financial Conduct Authority (“DTRs”), a shareholder of a company incorporated in the United Kingdom and whose shares are admitted to trading on a regulated market (as our shares are by virtue of their admission to the Standard segment of the Official List and to trading on the Main Market of the London Stock Exchange) is required to notify the Company, as soon as possible and in any event within two trading days, of the percentage of voting rights that shareholder holds or is deemed to hold through his direct and indirect holding of financial instruments (as more particularly set out in the DTRs), or a combination of such holdings, if the percentage of those voting rights (aggregated if required by the DTRs):
(1)
reaches, exceeds or falls below 3%, 4%, 5%, 6%, 7%, 8%, 9%, 10% and each 1% threshold thereafter up to 100% as a result of an acquisition or disposal of shares or financial instruments;

(2)
reaches, exceeds or falls below an applicable threshold in (1) as a result of events changing the breakdown of voting rights and on the basis of information disclosed by the issuer in accordance with the DTRs.

Upon receipt of a notification from a shareholder, the Company must, as soon as possible and in any event by not later than the end of the trading day following receipt of the notification make public all of the information contained in the notification.
Purchase of Own Shares
Under the laws of England and Wales, a limited company may only purchase its own shares out of the distributable profits of the company or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, subject to complying with procedural requirements under the Companies Act and provided that they are not restricted from doing so by their articles of association. A limited company may not purchase its own shares if, as a result of the purchase, there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Shares must be fully paid in order to be repurchased.
Any such purchase will be either a “market purchase” or “off market purchase,” each as defined in the Companies Act. A “market purchase” is a purchase made on a “recognized investment exchange” (other than an overseas exchange) as defined in the UK Financial Services and Markets Act 2000, as amended, or FSMA. An “off market purchase” is a purchase that is not made on a “recognized investment exchange.” Both “market purchases” and “off market purchases” require prior shareholder approval by way of an ordinary resolution. In the case of an “off market purchase,” a company’s shareholders, other than the shareholders from whom the company is purchasing shares, must approve the terms of the contract to purchase shares and in the case of a “market purchase,” the shareholders must approve the maximum number of shares that can be purchased and the maximum and minimum prices to be paid by the company. Both resolutions authorizing “market purchases” and “off-market purchases” must specify a date, not later than five years after the passing of the resolution, on which the authority to purchase is to expire.
Distributions and Dividends
Under the Companies Act, before a company can lawfully make a distribution or dividend, it must ensure that it has sufficient distributable reserves (on a non-consolidated basis). The basic rule is that a company’s profits available for the purpose of making a distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made. The requirement to have sufficient distributable reserves before a distribution or dividend can be paid applies to us and to each of our subsidiaries that has been incorporated under the laws of England and Wales.
It is not sufficient that we, as a public company, have made a distributable profit for the purpose of making a distribution. An additional capital maintenance requirement is imposed on us to ensure that the net worth of the Company is at least equal to the amount of its capital. A public company can only make a distribution:
▪
if, at the time that the distribution is made, the amount of its net assets (that is, the total excess of assets over liabilities) is not less than the total of its called up share capital and distributable reserves; and

▪
if, and to the extent that, the distribution itself, at the time that it is made, does not reduce the amount of the net assets to less than that total.

City Code on Takeovers and Mergers
As a public company incorporated in England and Wales with our registered office in England and Wales and that has shares admitted to the Official List and traded on the London Stock Exchange, we are subject to the UK City Code on Takeovers and Mergers (the “City Code”), which is issued and administered by the UK Panel on Takeovers and Mergers (the “Panel”). The City Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the City Code contains certain rules in respect of mandatory offers. Under Rule 9 of the City Code, if a person:
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acquires an interest in our shares which, when taken together with shares in which he or persons acting in concert with him are interested, carries 30% or more of the voting rights of our shares;

▪
who, together with persons acting in concert with him, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights of our shares, and such persons, or any person acting in concert with him, acquires additional interests in shares that increase;

▪
the percentage of shares carrying voting rights in which that person is interested; or

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the acquirer and depending on the circumstances, its concert parties, would be required (except with the consent of the Panel) to make an offer for our outstanding shares in cash or be accompanied by a cash alternative at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

Shareholder Rights
Certain rights granted under the Companies Act, including the right to requisition a general meeting or require a resolution to be put to shareholders at the annual general meeting, are only available to our shareholders. For English law purposes, our shareholders are the persons who are registered as the owners of the legal title to the shares and whose names are recorded in our share register. If a person who holds their ADSs in DTC wishes to exercise certain of the rights granted under the Companies Act, they may be required to first take steps to withdraw their ADSs from the settlement system operated by DTC and become the registered holder of the shares in our share register. A withdrawal of shares from DTC may have tax implications.
Exchange Controls
There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares or ADSs representing our ordinary shares, other than withholding tax requirements. There is no limitation imposed by the laws of England and Wales or in the Articles of Association on the right of non-residents to hold or vote shares.
Differences in Corporate Law
The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to us and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and the laws of England and Wales.

	England and Wales	Delaware
Number of Directors	Under the Companies Act, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.
Removal of Directors	Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided 28 clear days’ notice of the resolution has been given to the company and its shareholders. On receipt of notice of an intended resolution to remove a director, the company must forthwith send a copy of the notice to the director concerned. Certain other procedural requirements under the Companies Act must also be followed such as allowing the director to make representations against his or her removal either at the meeting or in writing.	Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (a) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, shareholders may effect such removal only for cause, or (b) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.
Vacancies on the Board of Directors	Under the laws of England and Wales, the procedure by which directors, other than a company’s initial directors, are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.	Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (a) otherwise provided in the certificate of incorporation or by-laws of the corporation or (b) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.

	England and Wales	Delaware
Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following its annual accounting reference date.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.
General Meeting
Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors.
Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding any paid up capital held as treasury shares) can require the directors to call a general meeting and, if the directors fail to do so within a certain period, may themselves (or any of them representing more than one half of the total voting rights of all of them) convene a general meeting.
Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
Notice of General Meetings	Subject to a company’s articles of association providing for a longer period, under the Companies Act, 21 clear days’ notice must be given for an annual general meeting and any resolutions to be proposed at the meeting. Under the Companies Act, as a traded company, the minimum notice period for any other general meeting of the Company is also 21 clear days, unless certain conditions relating to the general meeting are met and at the preceding Annual General Meeting shareholders have approved by special resolution the holding of general meetings on 14 clear days’ notice. In addition, certain matters, such as the removal of directors or auditors, require special notice, which is 28 clear	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.

	England and Wales	Delaware

days’ notice.
The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.

Quorum	Subject to the provisions of a company’s articles of association, the Companies Act provides that two shareholders present at a meeting (in person, by proxy or authorized representative under the Companies Act) shall constitute a quorum for companies with more than one member.	The certificate of incorporation or bylaws may specify the number of shares, the holders of which shall be present or represented by proxy at any meeting in order to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification in the certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.
Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.
Preemptive Rights	Under the Companies Act, “equity securities,” being (1) shares in the	Under Delaware law, shareholders have no preemptive rights to

	England and Wales	Delaware
	company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution, referred to as “ordinary shares,” or (2) rights to subscribe for, or to convert securities into, ordinary shares, proposed to be allotted for cash must be offered first to the existing equity shareholders in the Company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.	subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.
Authority to Allot	Under the Companies Act, the directors of a company must not allot shares or grant of rights to subscribe for or to convert any security into shares unless an exception applies or an ordinary resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise in each case in accordance with the provisions of the Companies Act.	Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.
Liability of Directors and Officers	Under the Companies Act, any provision, whether contained in a company’s articles of association or any contract or otherwise, that purports to exempt a director of a company, to any extent, from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the Company is void.	Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

	England and Wales	Delaware
Any provision by which a company directly or indirectly provides an indemnity, to any extent, for a director of the Company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the Companies Act, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company or criminal proceedings in which he is convicted); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with our activities as trustee of an occupational pension plan).
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any breach of the director’s duty of loyalty to the corporation or its stockholders;

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acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

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intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

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any transaction from which the director derives an improper personal benefit.

Voting Rights	For a company incorporated under the laws of England and Wales, it is usual for the articles of association to provide that, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or our articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a company’s articles may determine the procedure for demanding a poll, provided any provision in the articles is void if it has the effect of making ineffective a demand for a poll by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing not	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

	England and Wales	Delaware

less than 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attaching to treasury shares); or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (excluding any voting rights attaching to treasury shares) being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.
Under the laws of England and Wales, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present, in person or by proxy, who, being entitled to vote, vote on the resolution. Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present, in person or by proxy, at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders representing not less than 75% of the total voting rights of shareholders in person or by proxy who, being entitled to vote, vote on the resolution.

Shareholder Vote on Certain Transactions	The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class	Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock,

	England and Wales	Delaware

of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations, or takeovers. These arrangements require:
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the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors or a class thereof representing 75% in value of the capital held by, or debt owed to, the class of shareholders or creditors, or class thereof present and voting, either in person or by proxy; and

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the approval of the court.

completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:
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the approval of the board of directors; and

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approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors
Under the laws of England and Wales, a director owes various statutory and fiduciary duties to the company, including:
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to act in the way he considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole, and in doing so have regard (amongst other matters) to: (i) the likely consequences of any decision in the long-term, (ii) the interests of the company’s employees, (iii) the need to foster the company’s business relationships with suppliers, customers and others, (iv) the impact of the company’s operations on the community and the environment, (v) the desirability to maintain a reputation for high standards of business conduct, and (vi) the need to act fairly as between members of the company;

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to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.
Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its shareholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not

	England and Wales	Delaware

interests of the company;
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to act in accordance with our constitution and only exercise his powers for the purposes for which they are conferred;

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to exercise independent judgment;

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to exercise reasonable care, skill, and diligence;

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not to accept benefits from a third party conferred by reason of his being a director or doing, or not doing, anything as a director; and

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a duty to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.
In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the shareholders.

Shareholder Litigation	Under the laws of England and Wales, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (1) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (2) a shareholder may bring a claim for a court order where our affairs have been or are being conducted
Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:
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state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; and

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allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

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state the reasons for not making the effort.

England and Wales	Delaware
in a manner that is unfairly prejudicial to some of its shareholders.	Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.
Securities Exchange Listing
We intend to apply to have our ADSs listed on Nasdaq        Market under the symbol “ARBK.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Receipts
We have appointed JPMorgan Chase Bank, N.A. ("JPMorgan"), as depositary. The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, New York 10179. A copy of the form of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6. A copy of the deposit agreement is available from the SEC’s website (www.sec.gov). Please refer to registration number             when retrieving such copy.
Each ADS represents an ownership interest in a designated number of ordinary shares deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, and all ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time. Each ADS represents any securities, cash or other property deposited with the depositary but which they have not distributed directly to the holders. Unless certificated ADRs are specifically requested by the holder all ADSs are issued on the books of our depositary in book-entry form and periodic statements will be mailed to the holder which reflect the holder’s ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements holders will receive which reflect their ownership of ADSs.
The holders may hold ADSs either directly or indirectly through their broker or other financial institution. If a holder holds ADSs directly, by having an ADS registered in their name on the books of the depositary, they are an ADR holder. This description assumes they are an ADR holder and hold their ADSs directly. If holders have a beneficial ownership interest in ADSs but hold the ADSs through their broker or financial institution nominee, they are a beneficial owner of ADSs and must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. Holders should consult with their broker or financial institution to find out what those procedures are. If a holder is a beneficial owner, they will only be able to exercise any right or receive any benefit under the deposit agreement solely through the ADR holder which holds the ADR(s) evidencing the ADSs owned by the holder, and the arrangements between the holder and such ADR holder may affect their ability to exercise any rights they may have. For all purposes under the deposit agreement, an ADR holder is deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADR(s) registered in such ADR holders name. The depositary’s only notification obligations under the deposit agreement shall be to the ADR holders, and notice to an ADR holder shall be deemed, for all purposes of the deposit agreement, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.
ADR holders or beneficial owners will not be treated as shareholders of ours and they will not have any shareholder rights. English law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Holders’ rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among the depositary and all registered holders and beneficial owners from time to time of ADSs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs.
Our obligations and the obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, holders must rely on it to exercise the rights of a shareholder on their behalf. The deposit agreement, the ADRs and the ADSs are governed by New York law. Under the deposit agreement, an ADR holder or a beneficial owner of ADSs agrees that any legal suit, action or proceeding brought by holders against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted in the United States District court for the Southern District of New York (or in the state courts of New York County in New York if either (i) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable).
The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that holders may otherwise deem important. For more complete information, holders should read the entire deposit agreement and the form of ADR which contains the terms of their ADSs. Holders can read a copy of the deposit agreement which is filed as an exhibit to, or incorporated by reference in, the most recent Form F-6 registration statement (or amendment thereto) filed with the SEC. Holders may also obtain a copy of the form of deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. Holders may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. Holders may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.
Share Dividends and Other Distributions
How will Holders receive dividends and other distributions on the shares underlying my ADSs?
We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary. Holders will receive these distributions in proportion to the number of underlying securities that their ADSs represent.
Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:
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Cash.   The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain ADR holders, and (iii) deduction of the depositary’s and/or its agents’ expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, holders may lose some or all of the value of the distribution.

▪
Shares.   In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

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Rights to receive additional shares.   In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may: (i) sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or (ii) if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse. We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

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Other Distributions.   In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

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Elective Distributions.   In the case of a dividend payable at the election of our shareholders in cash or in additional shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders or beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

If the depositary determines in its discretion that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may (after consultation with the Company, if practicable, in the case where the depositary believes such distribution is not practicable with respect to all ADR holders) choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.
Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.
The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.
There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth on https://www.adr.com/disclosure/disclosures, the location and contents of which the depositary shall be solely responsible for.
Deposit, Withdrawal and Cancellation
How does the depositary issue ADSs?
The depositary will issue ADSs if holders or a holder’s broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance.
Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of JPMorgan, as depositary for the benefit of ADR holders or in such other name as the depositary shall direct.
The custodian will hold all deposited shares for the account and to the order of the depositary, in each case for the benefit of ADR holders, to the extent not prohibited by law. ADR holders and beneficial owners thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”
Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.
Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and an ADR holder will receive periodic statements from the depositary which will show the number of ADSs registered in such ADR holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.
How do ADR holders cancel an ADS and obtain deposited securities?
When holders turn in their ADR certificate at the depositary’s office, or when they provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to holders or upon their written order. Delivery of deposited securities in certificated form will be made at the custodian’s office. At the holder’s risk, expense and request, the depositary may deliver deposited securities at such other place as holders may request.
The depositary may only restrict the withdrawal of deposited securities in connection with:
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temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

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the payment of fees, taxes and similar charges; or

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compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities. This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates
The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the ADR holders who will be entitled (or obligated, as the case may be):
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to receive any distribution on or in respect of deposited securities,

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to give instructions for the exercise of voting rights at a meeting of holders of shares,

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to pay any fees, charges or expenses assessed by, or owing to the depositary, or

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to receive any notice or to act or be obligated in respect of other matters,

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all subject to the provisions of the deposit agreement.

Voting Rights
How do holders vote?
If a holder is an ADR holder and the depositary asks the holder to provide it with voting instructions, the holder may instruct the depositary how to exercise the voting rights for the shares which underlie their ADSs. As soon as practicable after receiving notice from us of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least 30 days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the ADR holders a notice stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of the laws of England and Wales, the provisions of the deposit agreement, the articles of association of the company and the provisions of, or governing, the deposited securities, be entitled to instruct the depositary to exercise the voting rights, if any, pertaining to the shares underlying such ADR holder’s ADSs and (iii) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by us. Each ADR holder is solely responsible for the forwarding of such notices to the beneficial owners of ADSs registered in such ADR holder’s name. Following actual receipt by the ADR department responsible for proxies and voting of ADR holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for DTC), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the shares represented by the ADSs evidenced by such ADR holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing our shares.
ADR holders and beneficial owners of ADSs are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, rule or regulation, or by the rules and/or requirements of the stock exchange or market on which the ADSs are listed or traded, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the ADR holders a notice that provides such ADR holders with, or otherwise publicizes to such ADR holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).
There is no guarantee that ADR holders and beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will receive voting materials in time to instruct the depositary to vote and it is possible that holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
Reports and Other Communications
Will ADR holders be able to view our reports?
The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written        communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.
Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to ADR holders.
Fees and Expenses
What fees and expenses will holders be responsible for paying?
The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.
The following additional charges shall also be incurred by the ADR holders and beneficial owners of ADSs, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

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a fee of up to $0.05 per ADS held upon which any cash distribution made pursuant to the deposit agreement or in the case of an elective cash/stock dividend, upon which a cash distribution or an issuance of additional ADSs is made as a result of such elective dividend;

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an aggregate fee of up to $0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against ADR holders as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

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a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

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a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

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stock transfer or other taxes and other governmental charges;

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SWIFT, cable, telex and facsimile transmission and delivery charges incurred at holders’ request in connection with the deposit or delivery of shares, ADRs or deposited securities;

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transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

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fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. (the “Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars (“FX Transactions”). For certain currencies, FX Transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, FX Transactions are routed directly to and managed by an unaffiliated local custodian (or other third-party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such FX Transactions.
The foreign exchange rate applied to an FX Transaction will be either (i) a published benchmark rate, or (ii) a rate determined by a third-party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosure” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”). Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the FX Transaction. Additionally, the timing of execution of an FX Transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on us, the depositary, ADR holders or beneficial owners of ADSs. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute an FX Transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.
Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of FX Transactions will be provided by the depositary on ADR.com. We and by holding an ADS or an interest therein, ADR holders and beneficial owners of ADSs will each be acknowledging and agreeing that the terms applicable to FX Transactions disclosed from time to time on ADR.com will apply to any FX Transaction executed pursuant to the deposit agreement.
We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.
The fees and charges holders may be required to pay may vary over time and may be changed by us and by the depositary. ADR holders will receive prior notice of the increase in any such fees and charges. The right of the depositary to charge and receive payment of fees, charges and expenses as provided above shall survive the termination of the deposit agreement.
The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to ADR holders. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.
Payment of Taxes
ADR holders or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the applicable ADR holder to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners of such ADSs, and all prior registered holders of such ADRs and prior beneficial owners of such ADSs, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or governmental charge. Each ADR holder and beneficial owner of ADSs, and each prior ADR holder and beneficial owner of ADSs, by holding or having held an ADR or an interest in ADSs, acknowledges and agrees that the depositary shall have the right to seek payment of any taxes or governmental charges owing with respect to the relevant ADRs from any one or more such current or prior ADR holder or beneficial owner of ADSs, as determined by the depositary in its sole discretion, without any obligation to seek payment of amounts owing from any other current or prior ADR holder or beneficial owner of ADSs. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.
ADR holders or beneficial owners will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.
Reclassifications, Recapitalizations and Mergers
If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to ADR holders or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:
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amend the form of ADR;

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distribute additional or amended ADRs;

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distribute cash, securities or other property it has received in connection with such actions;

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sell any securities or property received and distribute the proceeds as cash; or

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none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.
Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADSs without holders’ consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges on a per ADS basis (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, SWIFT, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners of ADSs. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders and beneficial owners a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder and the beneficial owner of the corresponding ADSs are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair holders’ right to surrender their ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.
Any amendments or supplements which (i) are reasonably necessary (as agreed by us and the depositary) in order for (A) the ADSs to be registered on Form F-6 under the Securities Act or (B) the ADSs or shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners of ADSs. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the form of ADR (and all outstanding ADRs) at any time in accordance with such changed laws, rules or regulations, which amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance. Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).

How may the deposit agreement be terminated?
The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the ADR holders at least 30 days prior to the date fixed in such notice for such termination; provided, however, that if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to ADR holders unless a successor depositary shall not be operating under the deposit agreement within 60 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to ADR holders unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary. Notwithstanding anything to the contrary herein, the depositary may terminate the deposit agreement without notifying us, but subject to giving 30 days’ notice to the ADR holders, under the following circumstances: (i) in the event of our bankruptcy or insolvency, (ii) if the shares cease to be listed on an internationally recognized stock exchange, (iii) if we effect (or will effect) a redemption of all or substantially all of the deposited securities, or a cash or share distribution representing a return of all or substantially all of the value of the deposited securities, or (iv) there occurs a merger, consolidation, sale of all or substantially all assets or other transaction as a result of which securities or other property are delivered in exchange for or in lieu of deposited securities. After the date so fixed for termination, the depositary and its agents will perform no further acts under the deposit agreement and the ADRs, except to receive and hold (or sell) distributions on deposited securities and deliver deposited securities being withdrawn. As soon as practicable after the date so fixed for termination, the depositary shall use its reasonable efforts to sell the deposited securities and shall thereafter (as long as it may lawfully do so) hold in an account (which may be a segregated or unsegregated account) the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, without liability for interest, in trust for the pro rata benefit of the ADR holders who have not theretofore surrendered their ADRs. After making such sale, the depositary shall be discharged from all obligations in respect of the deposit agreement and the ADRs, except to account for such net proceeds and other cash. After the date so fixed for termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary and its agents.
Limitations on Obligations and Liability to ADR holders
Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and beneficial owners of ADSs
Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:
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payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

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the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

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compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and each of our and the depositary’s respective agents, provided, however, that no provision of the deposit agreement is intended to constitute a waiver or limitation of any rights which ADR holders or beneficial owners of ADSs may have under the Securities Act or the Exchange Act, to the extent applicable. In the deposit agreement it provides that neither we nor the depositary nor any such agent will be liable to ADR holders or beneficial owners of ADSs if:
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any present or future law, rule, regulation, fiat, order or decree of the United States, England, Wales or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, nationalization, epidemic, pandemic, expropriation, currency restrictions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, computer failure or circumstance beyond our, the depositary’s or our respective agents’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

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it exercises or fails to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

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it performs its obligations under the deposit agreement and ADRs without gross negligence or willful misconduct;

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it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any ADR holder, or any other person believed by it to be competent to give such advice or information, or in the case of the depositary only, our company; or

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it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

The depositary shall not be a fiduciary or have any fiduciary duty to ADR holders or beneficial owners of ADSs. Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any ADR holder or holders, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services. The depositary shall not have any liability for the price received in connection with any sale of securities, the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale.
The depositary has no obligation to inform ADR holders or beneficial owners of ADSs about the requirements of any laws, rules or regulations or any changes therein or thereto.
Additionally, none of us, the depositary or the custodian shall be liable for the failure by any ADR holder or beneficial owner of ADSs to obtain the benefits of credits or refunds of non-U.S. tax paid against such ADR holder’s or beneficial owner’s income tax liability. The depositary is under no obligation to provide ADR holders or beneficial owners of ADSs, or any of them, with any information about the tax status of our company. Neither we nor the depositary shall incur any liability for any tax or tax consequences that may be incurred by ADR holders or beneficial owners of ADSs on account of their ownership or disposition of the ADRs or ADSs.
Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast, or for the effect of any such vote. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary, the Company, nor any of their respective agents shall be liable to ADR holders or beneficial owners of ADSs for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation, ADR holders and beneficial owners of ADSs), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.
The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADSs.
Disclosure of Interest in ADSs
To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, ADR holders and beneficial owners of ADSs agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct ADR holders (and through any such ADR holder, the beneficial owners of ADSs evidenced by the ADRs registered in such ADR holder’s name) to deliver their ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal directly with the ADR holder and/or beneficial owner of ADSs as a holder of shares and, by holding an ADS or an interest therein, ADR holders and beneficial owners of ADSs will be agreeing to comply with such instructions.
Notwithstanding any provision of the deposit agreement or the ADRs, and without limiting the foregoing, by being an ADR holder or beneficial owner, each ADR holder and beneficial owner agrees to provide such information as the Company may request in a disclosure notice (a “Disclosure Notice”) given pursuant to the UK Companies Act or the Articles of Association of the Company. Each ADR holder and beneficial owner acknowledges that it understands that failure to comply with a Disclosure Notice may result in the imposition of sanctions against the ADR Holder or beneficial owner in respect of which the non-complying person is or was, or appears to be or has been, interested as provided in the UK Companies Act and the Articles of Association which currently may include, subject to the granting of an appropriate order by the court, the withdrawal of the voting rights of such ADR holder or beneficial owner and the imposition of restrictions on the rights to receive dividends on and to transfer such ordinary shares indirectly held or owned by such ADR holder and/or beneficial owner through the ADSs representing such ordinary shares (including the ADRs evidencing such ADSs). In addition, each ADR holder and beneficial owner agrees to comply with the provisions of the Disclosure Guidance and Transparency Rules published by the United Kingdom Financial Conduct Authority (as amended from time to time, the “DTRs”) with regard to the notification to the Company of interests (including indirect interests by holding or owning an interest in ADRs) in Company ordinary shares underlying ADSs and certain financial instruments, which currently provide, inter alia, that an ADR holder and beneficial owner must notify the Company of the percentage of its voting rights he held or deemed to hold through his direct or indirect holding of certain financial instruments (or a combination of such holdings), including indirectly by holding or owning an interest in ADRs, if the percentage of those voting rights reaches, exceeds or falls below specified thresholds.
Books of Depositary
The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. ADR holders may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register (and/or any portion thereof) may be closed at any time or from time to time, when deemed expedient by the depositary. Additionally, at the reasonable request of the Company, the depositary may close the issuance book portion of the ADR register in order to enable the Company to comply with applicable law.
The depositary will maintain facilities for the delivery and receipt of ADRs.
Appointment
In the deposit agreement, each ADR holder and each beneficial owner of ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:
▪
be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

▪
appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Each ADR holder and beneficial owner of ADSs is further deemed to acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information about our company, the ADR holders, the beneficial owners of ADSs and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners of ADSs and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us or the ADR holders or beneficial owners of ADSs may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (A) preclude the depositary or any of its divisions, branches or affiliates from engaging in such transactions or establishing or maintaining such relationships, or (B) obligate the depositary or any of its divisions, branches or affiliates to disclose such transactions or relationships or to account for any profit made or payment received in such transactions or relationships, and (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary.
Governing Law and Consent to Jurisdiction
The deposit agreement and the ADRs are governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.
By holding or owning an ADR or ADS or an interest therein, ADR holders and beneficial owners of ADSs each irrevocably agree that any legal suit, action or proceeding against or involving any holder or beneficial owner brought by or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs and the ADRs or the transactions contemplated thereby, may only be instituted in a state or federal court in New York, New York, and each irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. By holding or owning an ADR or ADS or an interest therein, holders and beneficial owners each also irrevocably agree that any legal suit, action or proceeding against or involving us and/or the depositary brought by holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein, including, without limitation, claims under the Securities Act, may be instituted only in the United States District Court for the Southern District of New York (or in the state courts of New York County in New York if either (i) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (ii) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable).
Jury Trial Waiver
The deposit agreement provides that, to the fullest extent permitted by applicable law, each party thereto (including, for avoidance of doubt, each ADR holder and beneficial owner and/or holder of interests in ADSs) irrevocably waives, to the fullest extent permitted by applicable law, the right to a jury trial in any suit, action or proceeding against us or the depositary directly or indirectly arising out of or relating to our shares or other deposited securities, the ADSs, the ADRs, the deposit agreement, or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or other theory), including any suit, action or proceeding under the U.S. federal securities laws. If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial of the deposit agreement is not intended to be deemed a waiver by any ADR holder or beneficial owner of ADSs of our or the depositary’s compliance with the Securities Act of 1933 or the Securities Exchange Act of 1934, to the extent applicable.

ORDINARY SHARES AND ADSs ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market in the United States for our ordinary shares or the ADSs, and we cannot assure you that there will be an active public market for our ADSs following this offering. We cannot predict what effect sales of ADSs in the public market or the availability of ADSs for sale will have on the market price of our ADSs. Future sales of substantial amounts of our ADSs in the public market, including ordinary shares issued upon exercise of options, or the perception that such sales may occur, however, could adversely affect the market price of our ADSs and also could adversely affect our future ability to raise capital through the sale of ADSs or other equity-related securities at times and prices we believe appropriate.
Upon completion of this offering, based on 293,750,000 ordinary shares outstanding as of June 30, 2021,            ordinary shares (including those represented by ADSs), or            ordinary shares (including those represented by ADSs) if the underwriters exercise their option to purchase additional ADSs in full, will be outstanding. All of the ADSs expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for ADSs held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, who are subject to lock-up restrictions or are restricted from selling shares by Rule 144. The remaining outstanding ADSs will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.
As a result of the lock-up agreements described below and the provisions of Rules 144 or 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional ADSs, the ADSs that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:
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ADSs or ordinary shares, as applicable, will be eligible for sale on the date of this prospectus; and

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ADSs or ordinary shares, as applicable, will be eligible for sale upon expiration of the lock-up agreements described below, beginning more than     days after the date of this prospectus.

Rule 144
In general, a person who has beneficially owned our ordinary shares or ADSs that are restricted securities for at least six months would be entitled to sell such securities, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares or ADSs that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:
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1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after completion of this offering based on the number of ordinary shares outstanding as of June 30, 2021; or

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the average weekly trading volume of our ADSs on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale; provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701
In general, under Rule 701, any of our employees, board members, officers, consultants or advisors who purchases ordinary shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical share options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.
Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.
Lock-up Agreements
We, our directors and officers and certain of our shareholders, have agreed, subject to certain exceptions, not to offer, pledge sell, contract to sell, transfer, lend or otherwise dispose of, directly or indirectly, any ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for ADSs or ordinary shares, for      days after the date of this prospectus without first obtaining the written consent of            , on behalf of the underwriters. These agreements are described below under the section captioned “Underwriters.”
Upon the expiration of the applicable lock-up restrictions, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations described in this section.

MATERIAL INCOME TAX CONSIDERATIONS
Material United Kingdom Tax Considerations
The following is intended as a general guide to current UK tax law and HM Revenue & Customs’, or (“HMRC”), practice applying as at the date of this prospectus (both of which are subject to change at any time, possibly with retrospective effect) relating to the holding of our ADSs. It does not constitute legal or tax advice and does not purport to be a complete analysis of all UK tax considerations relating to the holding of ADSs, or all of the circumstances in which holders of ADSs may benefit from an exemption or relief from UK taxation. It is written on the basis that the Company does not (and will not) directly or indirectly derive 75% or more of its qualifying asset value from UK land, and that the Company is and remains solely resident in the United Kingdom for tax purposes and will therefore be subject to the UK tax regime and not the U.S. tax regime save as set out below under “Material United States Federal Income Tax Considerations.”
Except to the extent that the position of non-UK resident persons is expressly referred to, this guide relates only to persons who are resident (and, in the case of individuals, domiciled or deemed domiciled) for tax purposes solely in the United Kingdom and do not have a permanent establishment, branch, agency (or equivalent) or fixed base in any other jurisdiction with which the holding of the ADSs is connected (“UK Holders”), who are absolute beneficial owners of the ADSs (where the ADSs are not held through an Individual Savings Account or a Self-Invested Personal Pension) and who hold the ADSs as investments.
This guide may not relate to certain classes of UK Holders, such as (but not limited to):
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persons who are connected with the Company;

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financial institutions;

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insurance companies;

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charities or tax-exempt organizations;

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collective investment schemes;

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pension schemes;

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market makers, intermediaries, brokers or dealers in securities;

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persons who have (or are deemed to have) acquired their ADSs by virtue of an office or employment or who are or have been officers or employees of the Company or any of its affiliates; and

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individuals who are subject to UK taxation on a remittance basis.

The decision of the First-tier Tribunal (Tax Chamber) in HSBC Holdings PLC and The Bank of New York Mellon Corporation v HMRC (2012) cast some doubt on whether a holder of a depositary receipt is the beneficial owner of the underlying ordinary shares. However, based on published HMRC guidance we would expect that HMRC will regard a holder of ADSs as holding the beneficial interest in the underlying ordinary shares and therefore these paragraphs assume that a holder of ADSs is the beneficial owner of the underlying ordinary shares and any dividends paid in respect of the underlying ordinary shares (where the dividends are otherwise regarded for UK purposes as that person’s own income) for UK direct tax purposes.
THESE PARAGRAPHS ARE A SUMMARY OF CERTAIN MATERIAL UNITED KINGDOM TAX CONSIDERATIONS AND ARE INTENDED AS A GENERAL GUIDE ONLY. IT IS RECOMMENDED THAT ALL HOLDERS OF ADSs OBTAIN ADVICE AS TO THE CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ADSs IN THEIR OWN SPECIFIC CIRCUMSTANCES FROM THEIR OWN TAX ADVISORS. IN PARTICULAR, NON-UK RESIDENT OR DOMICILED PERSONS ARE ADVISED TO CONSIDER THE POTENTIAL IMPACT OF ANY RELEVANT DOUBLE TAXATION AGREEMENTS.
Dividends
Withholding Tax
Dividends paid by the Company will not be subject to any withholding or deduction for or on account of UK tax.
Income Tax
An individual UK Holder may, depending on his or her particular circumstances, be subject to UK tax on dividends received from the Company. An individual holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to UK income tax on dividends received from the Company unless he or she carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency to which the ADSs are attributable. There are certain exceptions for trading in the United Kingdom through independent agents, such as some brokers and investment managers.
All dividends received by an individual UK Holder from us or from other sources will form part of that UK Holder’s total income for income tax purposes and will constitute the top slice of that income. A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by the individual UK Holder in a tax year. Income within the nil rate band will be taken into account in determining whether income in excess of the £2,000 tax-free allowance falls within the basic rate, higher rate or additional rate tax bands. Dividend income in excess of the tax-free allowance will (subject to the availability of any income tax personal allowance) be taxed at 7.5% to the extent that the excess amount falls within the basic rate tax band, 32.5% to the extent that the excess amount falls within the higher rate tax band and 38.1% to the extent that the excess amount falls within the additional rate tax band.
Corporation Tax
A corporate holder of ADSs who is not resident for tax purposes in the United Kingdom should not be chargeable to UK corporation tax on dividends received from the Company unless it carries on (whether solely or in partnership) a trade in the United Kingdom through a permanent establishment to which the ADSs are attributable.
Corporate UK Holders should not be subject to UK corporation tax on any dividend received from the Company so long as the dividends qualify for exemption, which should be the case, although certain conditions must be met. If the conditions for the exemption are not satisfied, or such UK Holder elects for an otherwise exempt dividend to be taxable, UK corporation tax will be chargeable on the amount of any dividends (at the current rate of 19%, although this is projected to rise to 25% from April 2023).
Chargeable Gains
A disposal or deemed disposal of ADSs by a UK Holder may, depending on the UK Holder’s circumstances and subject to any available exemptions or reliefs (such as the annual exemption), give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax and corporation tax on chargeable gains.
If an individual UK Holder who is subject to UK income tax at either the higher or the additional rate is liable to UK capital gains tax on the disposal of ADSs, the current applicable rate will be 20%. For an individual UK Holder who is subject to UK income tax at the basic rate and liable to UK capital gains tax on such disposal, the current applicable rate would be 10%, save to the extent that any capital gains when aggregated with the UK Holder’s other taxable income and gains in the relevant tax year exceed the unused basic rate tax band. In that case, the rate currently applicable to the excess would be 20%.
If a corporate UK Holder becomes liable to UK corporation tax on the disposal (or deemed disposal) of ADSs, the main rate of UK corporation tax (currently 19%, but projected to rise to 25% — see above) would apply.
A holder of ADSs which is not resident for tax purposes in the United Kingdom should not normally be liable to UK capital gains tax or corporation tax on chargeable gains on a disposal (or deemed disposal) of ADSs unless the person is carrying on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a corporate holder of ADSs, through a permanent establishment) to which the ADSs are attributable. However, an individual holder of ADSs who has ceased to be resident for tax purposes in the United Kingdom for a period of less than five years and who disposes of ADSs during that period may be liable on his or her return to the United Kingdom to UK tax on any capital gain realized (subject to any available exemption or relief).
Stamp Duty and Stamp Duty Reserve Tax
The discussion below relates to the holders of our ordinary shares or ADSs wherever resident, however it should be noted that special rules may apply to certain persons such as market makers, brokers, dealers or intermediaries.

Issue of Shares
No UK stamp duty is payable on the issue of the underlying ordinary shares in the Company into a depositary receipt system (such as that operated by JPMorgan) or a clearance service (such as DTC). No UK stamp duty reserve tax (“SDRT”) should be payable on the issue of the Company’s ordinary shares into a depositary receipt system or a clearance service. Accordingly, no stamp duty or SDRT should be payable on the creation and issue of the ADSs pursuant to the issue of the Company’s ordinary shares to JPMorgan.
Transfers of Shares
An unconditional agreement to transfer ordinary shares in certificated form will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. The purchaser of the shares is liable for the SDRT. Transfers of ordinary shares in certificated form are generally also subject to stamp duty at the rate of 0.5% of the amount or value of the consideration given for the transfer (rounded up to the next £5.00). Stamp duty is normally paid by the purchaser. The charge to SDRT will be canceled or, if already paid, repaid (generally with interest), where a transfer instrument has been duly stamped within six years of that charge arising (either by paying the stamp duty or by claiming an appropriate relief) or if the instrument is otherwise exempt from stamp duty.
An unconditional agreement to transfer ordinary shares to, or to a nominee or agent for, a person whose business is or includes the issue of depositary receipts or the provision of clearance services will generally be subject to SDRT (or, where the transfer is effected by a written instrument, stamp duty) at a higher rate of 1.5% of the amount or value of the consideration given for the transfer unless the clearance service has made and maintained an election under section 97A of the UK Finance Act 1986, or a “section 97A election.” It is understood that HMRC regards the facilities of DTC as a clearance service for these purposes and we are not aware of any section 97A election having been made by DTC. However, no SDRT is generally payable where the transfer of ordinary shares to a clearance service or depositary receipt system is an integral part of an issue of new share capital.
Any stamp duty or SDRT payable on a transfer of ordinary shares to a depositary receipt system or clearance service will in practice generally be paid by the participants in the clearance service or depositary receipt system.
Transfers of ADSs
No SDRT should be required to be paid on a paperless transfer of ADSs through the clearance service facilities of DTC, provided that no section 97A election has been made by DTC, and such ADSs are held through DTC at the time of any agreement for their transfer.
No UK stamp duty will in practice be payable on a written instrument transferring an ADS provided that the instrument of transfer is executed and remains at all times outside the United Kingdom. Where these conditions are not met, the transfer of, or agreement to transfer, an ADS could, depending on the circumstances, attract a charge to UK stamp duty at the rate of 0.5% of the amount or value of the consideration. If it is necessary to pay stamp duty, it may also be necessary to pay interest and penalties.
Material United States Federal Income Tax Considerations
The following discussion sets forth the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of our ordinary shares or ADSs. This discussion does not apply to persons holding ordinary shares or ADSs that are not U.S. Holders. It does not describe all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares or ADSs. This discussion applies only to ordinary shares or ADSs acquired in this offering for cash and held as capital assets for U.S. federal income tax purposes and does not address any U.S. state or local or non-U.S. income or other tax consequences. In addition, it does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:
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certain financial institutions or insurance companies;

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dealers or traders in securities or other persons who use a mark-to-market method of tax accounting;

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persons holding ordinary shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ordinary shares or ADSs;

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U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

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entities classified as partnerships for U.S. federal income tax purposes (and investors in such entities);

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tax-exempt entities, including an “individual retirement account” or “Roth IRA,” governmental organizations, grantor trusts, regulated investment companies or real estate investment trusts;

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persons subject to special tax accounting rules as a result of their use of applicable financial statements within the meaning of Section 451(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”);

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persons that own, directly or indirectly, or are deemed to own by attribution ten percent or more of our shares (by vote or value); or

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persons holding ordinary shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding ordinary shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of the ordinary shares or ADSs.
This discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. We have not sought and will not seek an advance ruling from the U.S. Internal Revenue Service (the “IRS”) regarding any matter discussed in this prospectus and the statements in this prospectus are not binding on the IRS or any court. Thus, no assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax consequences described below.
As used in this discussion, a “U.S. Holder” is a beneficial owner of ordinary shares or ADSs who is, for U.S. federal income tax purposes:
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a citizen or individual resident of the United States;

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a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust (i) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

▪
U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.

Generally, we believe a U.S. Holder of ADSs should be treated for U.S. federal income tax purposes as the owner of the underlying ordinary shares represented by those ADSs, and following discussion assumes such treatment is respected. Accordingly, no gain or loss will generally be recognized if a U.S. Holder exchanges ADSs for the underlying ordinary shares represented by those ADSs.
Taxation of Distributions
Subject to the PFIC rules described below, a U.S. Holder will be subject to the following tax consequences upon receipt of distributions in respect of the ordinary shares or ADSs:
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Distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares or ADSs, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will be reported to U.S. Holders as dividends. The amount of a dividend will include amounts withheld (if any) in respect of taxes imposed under United Kingdom laws.
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If we are eligible for the benefits of the United States-United Kingdom Income Tax Convention (as currently in force) or our ordinary shares or ADSs are treated as readily tradable on an established securities market in the United States, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore, subject to applicable limitations, will be taxable at rates not in excess of the long-term capital gain rate applicable to such U.S. Holder, provided that certain holding period and other requirements are met, including that we are not treated as a PFIC during the taxable year in which the dividend is paid or in the preceding taxable year. We expect to be eligible for the United States-United Kingdom Income Tax Convention. Our ordinary shares or ADSs will generally be considered to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as it is expected that the ADSs will be. U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends with respect to distributions on the ordinary shares or ADSs in light of their particular circumstances.

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The amount of any distribution paid in foreign currency that will be included in the gross income of a U.S. Holder will be the U.S. dollar value of the distribution payment based on the exchange rate in effect on the date such distribution is included in such holder’s income, whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder’s tax basis in the foreign currency will equal the U.S. dollar amount included in income. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss.

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The amount of the dividend will generally be treated as foreign-source dividend income for foreign tax credit purposes and will not be eligible for the dividends received deduction generally available to U.S. corporations under the Code. The rules governing U.S. foreign tax credits are complex, and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances.

Sale or Other Disposition of Ordinary Shares or ADSs
Subject to the PFIC rules described below, a U.S. Holder will be subject to the following tax consequences upon a disposition of ordinary shares or ADSs:
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The amount of the gain or loss will equal the difference (if any) between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.

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Gain or loss realized on the sale or other disposition of ordinary shares or ADSs will be capital gain or loss, and will be long-term capital gain (taxable at a reduced rate for a non-corporate U.S. Holder) or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year.

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Subject to certain exceptions, this gain or loss will be U.S.-source gain or loss for U.S. foreign tax credit purposes.

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The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules
Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either:
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75% or more of our gross income consists of “passive income,” or

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50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.”

For purposes of these tests, passive income includes dividends, interest, certain gains from the sale or exchange of investment property and certain rents and royalties. Cash, cash-equivalents and cryptocurrencies generally are passive assets for these purposes. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. In addition, for purposes of the above calculations, we will be treated as if we hold our proportionate share of the assets of, and receive directly our proportionate share of the income of, any other corporation in which we directly or indirectly own at least 25%, by value, of the shares. Based on our analysis of our activities and current estimates of the composition of our income and assets (including goodwill), we do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, because PFIC status is determined on an annual basis, and therefore our PFIC status for the current taxable year and any future taxable year will depend upon the future composition of our income and assets, there can be no assurance that we will not be a PFIC for any taxable year. In particular, the application of the PFIC rules to cryptocurrencies is subject to uncertainty. In addition, the total value of our assets (including goodwill) for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. If we are a PFIC for any year during which a U.S. Holder holds ordinary shares or ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ordinary shares or ADSs, even if we cease to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a “deemed sale” election with respect to the ordinary shares or ADSs.
If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADSs (assuming such U.S. Holder has not made a timely mark-to-market election, as described below):
▪
gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the ordinary shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or ADSs,

▪
the amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income, and

▪
the amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year.

Further, to the extent that any distribution received by a U.S. Holder on its ordinary shares or ADSs exceeds 125% of the average of the annual distributions on the ordinary shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain described immediately above.
If we are treated as a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions we receive from, and our dispositions of the stock of, any of our direct or indirect lower-tier non-U.S. subsidiaries that are also treated as PFICs, as if such distributions were indirectly received by, or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to our lower-tier non-U.S. subsidiaries.
A U.S. Holder can avoid certain of the adverse rules described above by making a timely mark-to-market election with respect to its ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable.” ordinary shares or ADSs will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable Treasury regulations. In general, an ordinary share or an ADS will be considered regularly traded during any calendar year during which such ordinary share or ADS is traded, other than in de minimis quantities, on at least fifteen days during each calendar quarter. Our ordinary shares or ADSs will be treated as “marketable” as long as they remain listed on the Nasdaq and are regularly traded. If a U.S. Holder makes the mark-to-market election, it will be subject to the following tax consequences:
▪
The U.S. Holder will recognize each taxable year as ordinary income any excess of the fair market value of the ordinary shares or ADSs at the end of such taxable year over their adjusted tax basis.

▪
The U.S. Holder will recognize each taxable year an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares or ADSs over their fair market value at the end of such taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

▪
The U.S. Holder’s tax basis in the ordinary shares or ADSs will be adjusted annually to reflect the income or loss amounts recognized.

▪
Any gain recognized on the sale or other disposition of ordinary shares or ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated first as ordinary loss (to the extent of the net amount of income previously included as a result of the mark-to-market election) and thereafter as capital loss.

A mark-to-market election will not apply to any of our non-U.S. subsidiaries, and therefore, a U.S. Holder may continue to be subject to tax under the rules discussed above with respect to any of our lower-tier subsidiaries that are treated as PFICs, notwithstanding such U.S. Holder’s mark-to-market election for our ordinary shares or ADSs.
In addition, in order to avoid the application of the foregoing rules, a United States person that owns ordinary shares or ADSs in a PFIC for U.S. federal income tax purposes may make a “qualified electing fund election” with respect to such PFIC if the PFIC provides the information necessary for such election to be made. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections.
In addition, if we were a PFIC or, with respect to particular U.S. Holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders that would otherwise be eligible for taxation as qualified dividend income would not apply.
If a U.S. Holder owns ordinary shares or ADSs during any year in which we are a PFIC, the holder must file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us as well as any of our subsidiaries that are PFICs, with the holder’s federal income tax return for that year.
U.S. Holders should consult their tax advisers concerning our potential PFIC status and the potential application of the PFIC rules to their investments in our ordinary shares or ADSs.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to certain information reporting requirements, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies under penalties of perjury that it is not subject to backup withholding. Backup withholding is not an additional tax, and the amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisers regarding the backup withholding tax and information reporting rules.
Information Reporting With Respect to Foreign Financial Assets
Certain U.S. Holders may be required to report information relating to an interest in “specified foreign financial assets,” which include an interest in our ordinary shares or ADSs, subject to certain exceptions (including an exception for ordinary shares or ADSs held in accounts maintained by certain U.S. financial institutions). Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the ordinary shares or ADSs.

UNDERWRITING
Subject to the terms and conditions set forth in the underwriting agreement, dated           , 2021, among us and Jefferies LLC and Barclays Capital Inc., as the representatives of the underwriters named below and the joint book-running managers of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of ADSs shown opposite its name below:
Underwriter	Number of ADSs
Jefferies LLC
Barclays Capital Inc.
Total

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the ADSs if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
The underwriters have advised us that, following the completion of this offering, they currently intend to make a market in the ADSs as permitted by applicable laws and regulations. However, the underwriters are not obligated to do so, and the underwriters may discontinue any market-making activities at any time without notice in their sole discretion. Accordingly, no assurance can be given as to the liquidity of the trading market for the ADSs, that you will be able to sell any of the ADSs held by you at a particular time or that the prices that you receive when you sell will be favorable.
The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commission and Expenses
The underwriters have advised us that they propose to offer the ADSs to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $      per ADS. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $      per ADS to certain brokers and dealers. After the offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.
The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$
We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $      .
Determination of Offering Price
Prior to this offering, there has not been a public market for our ADSs. Consequently, the initial public offering price for our ADSs will be determined by negotiations between us and the representatives. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.
We offer no assurances that the initial public offering price will correspond to the price at which the ADSs will trade in the public market subsequent to the offering or that an active trading market for the ADSs will develop and continue after the offering.
Listing
We have applied to have our ADSs listed on the Nasdaq Global Select Market under the trading symbol “ARBK.”
Stamp Taxes
If you purchase ADSs offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Option to Purchase Additional ADSs
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of           ADSs from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. If the            underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional ADSs proportionate to that underwriter’s initial purchase commitment as indicated in the table above.
No Sales of Similar Securities
We, our officers, directors and holders of all or substantially all our outstanding capital stock and other securities have agreed, subject to specified exceptions, not to directly or indirectly:
▪
sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-l(h) under the Securities Exchange Act of 1934, as amended, or

▪
otherwise dispose of any shares of common stock, options or warrants to acquire ordinary shares or ADSs, or securities exchangeable or exercisable for or convertible into ordinary shares or ADSs currently or hereafter owned either of record or beneficially, or

▪
publicly announce an intention to do any of the foregoing for a period of     days after the date of this prospectus without the prior written consent of       .

This restriction terminates after the close of trading of the ADSs on and including the [90th] day after the date of this prospectus.
        may, in its sole discretion and at any time or from time to time before the termination of the     -day period release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our shareholders who will execute a lock-up agreement, providing consent to the sale of ADSs or ordinary shares prior to the expiration of the lock-up period.
Stabilization
The underwriters have advised us that they, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the ADSs at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.
“Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of our ADSs in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing our ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional ADSs.
“Naked” short sales are sales in excess of the option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.
A stabilizing bid is a bid for the purchase of ADSs on behalf of the underwriters for the purpose of fixing or maintaining the price of the ADSs. A syndicate covering transaction is the bid for or the purchase of ADSs on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering.      Similar to other purchase transactions, the underwriter’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the ADSs originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.
Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of ADSs. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.
The underwriters may also engage in passive market making transactions in our ADSs on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our ADSs in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
Electronic Distribution
A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ADSs for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.
Other Activities and Relationships
The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the ADSs offered hereby. Any such short positions could adversely affect future trading prices of the ADSs offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the ADSs offered by this prospectus in any jurisdiction where action for that purpose is required. The ADSs offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such ADSs be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any ADSs offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Canada
The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area
In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no ADSs have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of ADSs shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person located in a Relevant State to whom any offer of ADSs is made or who receives any communication in respect of an offer of ADSs, or who initially acquires any ADSs, will be deemed to have represented, warranted, acknowledged and agreed to and with us and each underwriter that (1) it is a “qualified investor” within the meaning of the law in that Relevant State implementing Article 2(1)(e) of the Prospectus Regulation; and (2) in the case of any ADSs acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Regulation, the ADSs acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant State other than qualified investors, as that term is defined in the Prospectus Regulation, or in circumstances in which the prior consent of the representatives has been given to the offer or resale, or where ADSs have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Regulation as having been made to such persons.
We, the underwriters and our and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.
This prospectus has been prepared on the basis that any offer of ADSs in any Relevant State will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of ADSs. Accordingly, any person making or intending to make an offer in that Relevant State of ADSs which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.
For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase any ADSs; and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
Each underwriter has represented and agreed that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the shares of our ADS in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in our ADSs. The ADSs may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the ADSs to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the ADSs constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.
Dubai International Financial Centre
This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADS to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the ADS offered should conduct their own due diligence on the ADS. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Hong Kong
Our ADSs may not be offered or sold in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) by means of any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder; or (ii) in other circumstances which do not result in such document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the “Companies (WUMP) Ordinance”) or which do not constitute an offer to the public within the meaning of the Companies (WUMP) Ordinance, and no advertisement, invitation or document relating to our ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our ADSs pursuant to an offer made under Section 275 of the SFA except:

(1)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)
where no consideration is or will be given for the transfer;

(3)
where the transfer is by operation of law;

(4)
as specified in Section 276(7) of the SFA; or

(5)
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of our ADSs, we have determined, and hereby notify, all relevant persons (as defined in Section 309A(1) of the SFA), that ADSs are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.
Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly issued or secondary securities (each as is described in Article 2, Paragraph 3 or Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as is described in Article 23-13, Paragraph 1 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Article 4, Paragraph 1 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly issued or secondary securities (each as is described in Article 2, Paragraph 3 or 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Article 23-13, Paragraph 4 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Article 4, Paragraph 1 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the ADSs may only be made to persons (“Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.
The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document that complies with Chapter 6D of the Corporations Act. Any person acquiring ADSs must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

EXPENSES OF THIS OFFERING
Set forth below is an itemization of the total expenses, excluding the underwriting discounts and commissions, which are expected to be incurred in connection with the sale of ADSs in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq listing fee and the filing fee payable to Financial Industry Regulatory Authority, Inc., or FINRA, all amounts are estimates.
Expense	Amount
SEC registration fee	$
Nasdaq initial listing fee	$
FINRA filing fee	$
Printing expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Miscellaneous fees and expenses	$
Total	$

LEGAL MATTERS
The validity of the ADSs being offered by this prospectus and certain other matters of English law will be passed upon for us by Fladgate LLP and certain other matters of U.S. federal law will be passed upon for us by Sidley Austin LLP. Certain legal matters related to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York, with respect to U.S. federal law and English law.
EXPERTS
The consolidated financial statements as of December 31, 2020 and 2019 and for the years then ended included in this prospectus have been so included in reliance on the report of PKF Littlejohn LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The current address of PKF Littlejohn LLP is 15 Westferry Circus, Canary Wharf, London E14 4HD, England.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES
We are incorporated and currently existing under the laws of England and Wales. In addition, certain of our directors and officers reside outside of the United States and most of the assets of our non-U.S. subsidiaries are located outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against us or those persons based on the civil liability or other provisions of the U.S. securities laws or other laws.
In addition, uncertainty exists as to whether the courts of England and Wales would:
▪
recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

▪
entertain original actions brought in England and Wales against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Fladgate LLP and Sidley Austin LLP that there is currently no treaty between (i) the United States and (ii) England and Wales providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters (although the United States and the United Kingdom are both parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards) and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically enforceable in England and Wales. We have also been advised by Fladgate LLP that any final and conclusive monetary judgment for a definite sum obtained against us in United States courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:
▪
the relevant U.S. court had jurisdiction over the original proceedings according to English conflicts of laws principles at the time when proceedings were initiated;

▪
England and Wales courts had jurisdiction over the matter on enforcement and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

▪
the U.S. judgment was final and conclusive on the merits in the sense of being final and unalterable in the court that pronounced it and being for a definite sum of money;

▪
the judgment given by the courts was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations (or otherwise based on a U.S. law that an English court considers to relate to a penal, revenue or other public law);

▪
the judgment was not procured by fraud;

▪
recognition or enforcement of the judgment in England and Wales would not be contrary to public policy or the Human Rights Act 1998;

▪
the proceedings pursuant to which judgment was obtained were not contrary to natural justice;

▪
the U.S. judgment was not arrived at by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damages sustained and not being otherwise in breach of Section 5 of the UK Protection of Trading Interests Act 1980, or is a judgment based on measures designated by the Secretary of State under Section 1 of that Act;

▪
there is not a prior decision of an English court or the court of another jurisdiction on the issues in question between the same parties; and

▪
the English enforcement proceedings were commenced within the limitation period.

Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision.

Subject to the foregoing, investors may be able to enforce in England and Wales judgments in civil and commercial matters that have been obtained from U.S. federal or state courts. Nevertheless, we cannot assure you that those judgments will be recognized or enforceable in England and Wales.
If an English court gives judgment for the sum payable under a U.S. judgment, the English judgment will be enforceable by methods generally available for this purpose. These methods generally permit the English court discretion to prescribe the manner of enforcement. In addition, it may not be possible to obtain an English judgment or to enforce that judgment if the judgment debtor is or becomes subject to any insolvency or similar proceedings, or if the judgment debtor has any set-off or counterclaim against the judgment creditor. Also note that, in any enforcement proceedings, the judgment debtor may raise any counterclaim that could have been brought if the action had been originally brought in England unless the subject of the counterclaim was in issue and denied in the U.S. proceedings.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the ADSs offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the ADSs offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith.
Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.
Upon the completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
We currently make available to the public our annual and interim reports, as well as certain information regarding our corporate governance and other matters, on the Investors page of our website, www.argoblockchain.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
If we make any written communications generally available to holders of our ordinary shares, and we will furnish copies thereof to the depositary and the depositary will distribute such written communications to all registered holders of ADSs.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Date: May 20, 2021
To the Board of Directors and Stockholders of Argo Blockchain plc
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Argo Blockchain plc & Subsidiaries (the Company) as of December 31, 2020 and 2019, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the two years ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2020 and 2019, and the consolidated results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters:
Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters do not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Critical audit matter	How we addressed the matter in our audit
Revenue recognition (Note 19) There is an inherent risk around the accuracy and completeness of revenue.	In responding to the identified critical audit matter we completed the following audit procedures:
Revenues are received from participation in the mining pools, which incorporate both block rewards and transaction fees, and gives rise to a completeness risk. The fair value of crypto assets received are in addition subject to high levels of volatility, therefore generating a significant risk of misstatement in respect of the accuracy of revenue recognised.
▪
Updating our understanding of the internal control environment in operation for the significant income streams and obtaining an understanding of whether the key controls within these systems have been operating in the period under audit;

▪
Performing substantive transactional testing of income recognised in the financial statements, by vouching a sample of transactions within the group’s wallets to the respective blockchain, and testing the fair value on initial recognition;

▪
Vouching a sample of transactions directly from the blockchain back to the group’s wallets to confirm completeness of revenue;

▪
Undertaking an analytical review of total revenue expected to be recognised within these financial statements by assessing the total hashpower contributed onto the network by the group against total block rewards and transaction fees issued over the year;

▪
Vouching a sample of cryptocurrencies sold for fiat currency or separate cryptocurrencies and recalculating the gain or loss on disposal;

▪
Performing a recalculation of the gain or loss on the revaluation on digital assets throughout the year and at the year end;

▪
Performing a review of post year end cryptocurrency receipts to ensure completeness of income recorded in the accounting period;

▪
Testing the crypto-mining process to ensure delivery is in line with contractual terms, and subsequent revenue is recognised correctly and in accordance with the applicable framework; and

▪
Ensuring disclosures in the financial statements are complete and adequate.

Recognition and valuation of digital currencies (Note 3)	In responding to the identified critical audit matter we completed the following audit procedures:
The group during the year entered into material transactions involving the purchase, mining and disposal of Crypto assets.
The group has other current assets of £4,637,438 at the period end comprising of Crypto currencies. The type and form of these assets can differ significantly

▪
Confirming good title to and quantities of the Crypto assets within the group’s wallets;

▪
Reviewing and testing underlying agreements giving rise to the receipt of Crypto assets;

▪
Agreeing the fair values of the Crypto assets at the transaction date and year end date to an

Critical audit matter	How we addressed the matter in our audit
with regard to the ability to make payments, trade or exchange. In addition, not all Crypto assets have an active market whereby transactions in the digital currencies take place with sufficient frequency and volume in order to provide pricing information on an ongoing basis. Crypto assets can be subject to high levels of volatility. Therefore, there is a significant risk of material misstatement due to both the significant management estimates involved and the volatility attributed to crypto assets.
independent third party source;
▪
Confirming that only the Crypto currencies traded on an active market have been measured at fair value; and

▪
Performing a post year-end review to identify transactions which support the realisation of the year-end carrying value.

PKF Littlejohn LLP
We have served as the Company’s auditor since 2018.
London, England

GROUP STATEMENT OF FINANCIAL POSITION
	Note	As at 31 December 2020 £	As at 31 December 2019 £
ASSETS
Current assets
Trade and other receivables	12	2,175,319	2,085,699
Digital currencies	3	4,637,438	1,040,964
Cash and cash equivalents		2,050,761	161,342
Total current assets		8,863,518	3,288,005
Non-current assets
Investments at fair value through income or loss	7	1,393,303	58,140
Financial assets fair valued through income or loss	8	—	1,346,236
Intangible assets, net of accumulated amortization of £304,153 and £189,986 for December 31, 2020 and 2019, respectively	9	367,768	481,935
Property and equipment, net of accumulated depreciation of £7,425,042 and £2,518,912 for December 31, 2020 and 2019, respectively	10	10,524,232	15,399,312
Right-of-use assets, net of accumulated depreciation of £nil	10	7,379,387	—
Other receivables	11	4,114,726	4,151,400
Total non-current assets		23,779,416	21,437,023
Total assets		32,642,934	24,725,028
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Trade and other payables	13	936,659	3,987,086
Lease liability	14	3,469,672	—
Total current liabilities		4,406,331	3,987,086
Non-current liabilities
Lease liability	14	3,909,715	—
Total liabilities		8,316,046	3,987,086
Stockholders’ Equity
Common stock, £0.001 par value; 303,435,997 shares authorized, issued and outstanding at December 31, 2020 and 293,750,000 shares authorized, issued and outstanding at December 31, 2019	16	303,436	293,750
Additional paid-in capital	17	1,615,730	25,252,288
Accumulated other comprehensive income	17	442,852	178,240
Accumulated surplus/(deficit)	17	21,964,870	(4,986,336)
Total equity		24,326,888	20,737,942
Total equity and liabilities		32,642,934	24,725,028

The accompanying notes are an integral part to these audited consolidated financial statements.

GROUP STATEMENT OF COMPREHENSIVE INCOME
	Note	Year ended 31 December 2020 £	Year ended 31 December 2019 £
Revenues
Cryptocurrency mining revenue	19	18,957,417	8,616,879
Direct costs		(11,210,889)	(3,476,159)
Depreciation of mining equipment		(5,895,573)	(2,083,636)
Change in fair value of digital currencies	3	2,342,538	(201,747)
Realized loss on sale of digital currencies	3	(272,142)	(132,107)
Gross profit		3,921,351	2,723,230
Operating costs and expenses
Consulting fees		690,430	1,186,450
Professional fees		249,440	607,190
General and administrative	24	1,830,193	1,763,405
Gain from reversal of credit loss	24	(447,242)	—
Total operating expenses		2,322,821	3,557,045
Operating income/(loss)		1,598,530	(833,815)
Other income (expenses)
Interest income		1,389	5,617
Interest expense		(157,501)	(40,853)
Total other income		(156,112)	(35,236)
Income/loss before income taxes		1,442,418	(869,051)
Income tax expense	23	—	—
Net income/(loss)		1,442,418	(869,051)
Other comprehensive income
Items which may be subsequently reclassified to profit or loss:
– Foreign exchange gain		264,612	178,240
Total comprehensive income		1,707,030	(690,811)
Earnings per share attributable to equity owners (pence)
Basic earnings per share	3	0.6p	(0.2p)
Diluted earnings per share	3	0.5p	(0.2p)
Weighted average shares outstanding
Basic		303,435,997	293,750,000
Diluted		334,638,379	293,750,000

The accompanying notes are an integral part to these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
	Common stock		Additional paid in capital £	Accumulated (deficit)/ surplus £	Accumulated other comprehensive income £	Total £
	Number	£
Balance at 1 January 2019	293,750,000	293,750	25,252,288	(4,117,285)	—	21,428,753
Other comprehensive income	—	—	—	—	178,240	178,240
Net loss	—	—	—	(869,051)	—	(869,051)
Total comprehensive income for the period	—	—	—	(869,051)	178,240	(690,811)
Balance at 31 December 2019	293,750,000	293,750	25,252,288	(4,986,336)	178,240	20,737,942
Stock based compensation charge		—	331,733	—	—	331,733
Common stock warrants lapsed/expired		—	(256,500)	256,500	—	—
Common stock warrants exercised*	8,550,000	8,550	1,359,450	—	—	1,368,000
Common stock options exercised*	1,135,997	1,136	181,047	—	—	182,183
Cancellation of share premium account		—	(25,252,288)	25,252,288	—	—
Total transactions with equity owners	9,685,997	9,686	(23,636,558)	25,508,788	—	1,881,916
Other comprehensive income	—	—	—	—	264,612	264,612
Net loss	—	—	—	1,442,418	—	1,442,418
Total comprehensive income for the period	—	—	—	1,442,418	264,612	1,707,030
Balance at 31 December 2020	303,435,997	303,436	1,615,730	21,964,870	442,852	24,326,888

*
Shares to be issued relate to share options and warrant exercised and paid up pre year end, however the shares were formally issued post year end.

The accompanying notes are an integral part to these audited consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
	Note	Year ended 31 December 2020 £	Year ended 31 December 2019 £
Cash flows from operating activities
Operating income/(loss)		1,598,530	(833,815)
Adjustments for:
Depreciation/Amortisation	9, 10	6,026,779	2,221,201
Foreign exchange movements		318,921	178,240
Loss on disposal of tangible assets		66,157	—
Stock based compensation		331,733	—
Interest expense		(157,501)	(40,853)
Changes in assets and liabilities:
(Increase) in trade and other receivables	12	(89,620)	(4,058,043)
(Decrease)/increase in trade and other payables	13	(2,106,788)	2,684,300
(Increase) in digital assets	3	(3,578,381)	(1,038,882)
Net cash flow from/(used in) operating activities		2,409,830	(887,852)
Investing activities
Investment in GPUone	7	—	(58,140)
Convertible loan note with GPUone	8	—	(1,346,236)
Purchase of tangible fixed assets	10	(1,807,971)	(15,025,708)
Proceeds from disposal of tangible fixed assets	10	704,282	—
Interest received		1,389	5,617
Net cash used in investing activities		(1,102,300)	(16,424,467)
Financing activities
(Decrease)/Increase in loans	13	(968,294)	1,084,218
Proceeds from shares to be issued from the exercise of stock options		1,550,183	—
Net cash generated from financing activities		581,889	1,084,218
Net increase/(decrease) in cash and cash equivalents		1,889,419	(16,228,101)
Cash and cash equivalents at beginning of period		161,342	16,389,443
Cash and cash equivalents at end of period		2,050,761	161,342

Material non-cash movements:
During the year, the company converted the loan to GPUone into equity in that entity.
The accompanying notes are an integral part to these audited consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
1.
ORGANIZATION AND DESCRIPTION OF BUSINESS

Argo Blockchain plc (“the Company”) is a public company, limited by shares, and incorporated in England and Wales. The registered office is Room 4, 1st Floor 50 Jermyn Street, London, United Kingdom, SW1Y 6LX. The company was incorporated on 5 December 2017 as GoSun Blockchain Limited and changed its name to Argo Blockchain Limited on 21 December 2017. Also on 21 December 2017, the company re-registered as a public company, Argo Blockchain plc. Argo Blockchain plc acquired a 100% subsidiary, Argo Blockchain Canada Holdings Inc. (together “the Group”), incorporated in Canada, on 12 January 2018.
On 3 August 2018 the company gained admission to the official list (by way of Standard Listing under chapter 14 of the Listing Rules) and to trading on the London Stock Exchange’s main market for listed securities.
On 1 September 2018 the Company acquired 100% of Argo Innovation Labs Limited (formerly Argo Mining Limited) for £1, which was dormant in the period ended 31 December 2019 and 2020.
The principal activity of the group is that of a crypto asset mining.
The financial statements cover the year ended 31 December 2020.
2.
BASIS OF PREPARATION

The consolidated financial statements, including comparatives, have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Standards Interpretations Committee (“IFRIC”). The financial statements have been prepared under the historical cost convention, except for the measurement to fair value certain financial and digital assets and financial instruments as described in the accounting policies below.
The financial statements are prepared in sterling, which is the functional currency of the parent company. Monetary amounts in these financial statements are rounded to the nearest £. Argo Innovations Labs Inc.’s functional currency is Canadian Dollars; all entries from this entity are presented in the Group’s presentational currency of sterling. Where Argo Innovation Labs Inc’s functional currency is different from the parent, the assets and liabilities presented are translated at the closing rate as at the Statement of Financial Position date. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions).
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the group accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.
The Group has reclassified the 2019 comparative for the fair value movement in digital currencies. This is now included in the calculation of gross income, whereas previously in 2019 this was included in operating income/(loss). The reclassification into gross income in 2020 more accurately reflects the nature and management of these assets as inventory for commodity broker-traders.
3.
SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.
Going concern
The preparation of consolidated financial statements requires an assessment on the validity of the going concern assumption. The Directors have reviewed cash flow projections for a period of 14 months from the date of approval of the Financial Statements. The Group currently has an increasing level of revenues and margin as crypto prices have increased significantly at the end of the year and post the year end. In making their assessment of going concern, the Directors acknowledge that the Group has increasing cash reserves from the exercise of share options and warrants and two private placements post year end and can therefore confirm that they hold sufficient funds to ensure the Group continues to meet its obligations as they fall due for a period of at least one year from date of approval of these Financial Statements. The Directors have considered the impacts of Covid-19 and conclude that there are no material factors that are likely to affect the ability of the Group to continue as a going concern. Accordingly, the Board believes it is appropriate to adopt the going concern basis in the preparation of the Financial Statements.
Revenue recognition
Mined income: The Group recognised revenue during the period in relation to mined crypto. The Group operates out of mining pools and the provision of computing power is the only performance obligation in the Company’s operations with the third party pool operators. The transaction price is the fair value of crypto mined, being the fair value per the prevailing market rate for that cryptocurrency on the transaction date, and this is allocated to the number of crypto mined. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the Company successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized, being when it has been received in the Group’s wallet. Mining earnings are made up of the baseline block reward and transaction fees of between 5% to 10%, however, these are bundled together in the daily deposits from mining and therefore are not capable of being analysed separately. Digital asset awards from the mining pool operator are remitted to the pool participants’ wallets net of the operator’s fees. This reduction is reflected in the quantity of digital assets received by the Group and recorded as a reduction to revenue.
Basis of consolidation
Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.
The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.
The group consists of Argo Blockchain plc and its wholly owned subsidiaries Argo Innovation Labs Inc and Argo Innovation Labs Limited, the latter remaining dormant. Argo Innovation Labs Limited has been dormant since incorporation.
In the parent company financial statements, investments in subsidiaries, joint ventures and associates are accounted for at cost less impairment.
The consolidated financial statements incorporate those of Argo Blockchain plc and all of its subsidiaries (i.e. entities that the group controls through its power to govern the financial and operating policies so as to obtain economic benefits). Subsidiaries acquired during the year are consolidated using the purchase method. Their results are incorporated from the date that control passes. On the basis that Argo Innovation Labs Limited was dormant during the year and is immaterial to the Group, it was not included in these consolidated financial statements.
All financial statements are made up to 31 December 2020. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by other members of the group.
All intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated on consolidation.

Segmental reporting
The directors consider that the Group has only one significant reporting segment being crypto mining which is fully earned by the Canadian subsidiary.
Intangible assets
Intangible fixed assets comprising of the Group’s website and supporting software platform relates partly to the user interface for customers, and as such has been revenue generating and will be should the Group return to mining as a service (‘MaaS’).
Intangible assets are recognised at cost and are subsequently measured at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recorded within administration expenses.
Costs relating to the development of website and software are capitalised once all the development phase recognition criteria of IAS 38 “Intangible Assets” are met. When the software is available for its intended use, amortisation is charged on a straight-line basis over the estimated useful life of 5 years.
The useful life represents management’s view of the expected period over which the Group will receive benefits from the Website, as well as anticipation of future events which may impact their useful life, such as changes in technology.
Tangible fixed assets
Tangible fixed assets comprise of mining and computer equipment, and data centre improvements.
Tangible fixed assets are initially measured at cost and subsequently measured at cost or valuation, net of depreciation and any impairment losses. Cost includes the original purchase price of the asset and any costs attributable to bringing the asset to its working condition for its intended use. An item of property, plant and equipment is recognised as an asset if it is probable that future economic benefits associated with the asset will flow to the entity, and the cost of the asset can be measured reliably.
Depreciation is recognised so as to write off the cost or valuation of assets less their residual values over their estimated useful lives of 3 years in the case of mining and computer equipment and 5 years in the case of the data centre improvements, on a straight line basis. Depreciation is recorded in the Statement of Comprehensive Income within direct costs.
Management assesses the useful lives based on historical experience with similar assets as well as anticipation of future events which may impact their useful life, such as changes in technology.
Digital currencies
Digital currencies, including tokens and cryptocurrency, do not qualify for recognition as cash and cash equivalents or financial assets, and have an active market which provides pricing information on an ongoing basis.
The Group’s business model is to mine digital currencies for sale in the ordinary course of business. The Group does not buy or sell digital currencies for third parties, but will move its holdings between digital assets depending on expected and actual fluctuations in fair values. Although the Group mines for sale in the ordinary course of business, it looks to sell its digital assets at a price that will generate the greatest realized gain and at a time when it would need to generate more fiat cash to meet working capital requirements. Thus, the Group may choose not to immediately sell its digital asset holdings after mined.
The Group has assessed that it acts in a capacity as a commodity broker-trader as defined in IAS 2, Inventories, in characterising its holding of Digital currencies as inventory. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a gain from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value (less costs to sell) are recognised in gain or loss. Digital currencies are initially measured at fair value. Subsequently, digital assets are measured at fair value with gains and losses recognised directly in income or loss.
Digital currencies are included in current assets as management intends to dispose of them within 12 months of the end of the reporting period.

Group	2020 £	2019 £
Brought forward	1,040,964	2,082
Additions
Crypto assets purchased and received	9,896,641	237,018
Crypto assets mined	18,947,908	8,348,184
Total additions	28,844,549	8,585,202
Disposals
Crypto assets sold	(27,318,471)	(7,212,466)
Total disposals	(27,318,471)	(7,212,466)
Fair value movements
Movements on crypto asset sales	(13,816)	(132,107)
Loss on futures	(258,326)	—
Movements on crypto assets held at the year end	2,342,538	(201,747)
Total fair value movements	2,070,396	(333,854)
Carried forward	4,637,438	1,040,964

The Group mined crypto assets during the year, which are recorded at fair value on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, are recorded in income or loss.
At the period end, the Group held crypto assets representing a fair value of £4,637,438. The breakdown of which can be seen below:
Group 2020 Crypto asset name	Coins/tokens	Fair value £
Bitcoin – Bitcoin	183	3,929,696
Polkadot – DOT	75,000	515,176
Ethereum – ETH	254	138,257
Binance Coin – BNB	1,243	34,260
USDT,USDC (stable coin – fixed to USD)	26,509	19,553
Alternative coins	—	496
At 31 December 2020		4,637,438

Group 2019 Crypto asset name	Coins/tokens	Fair value £
Bitcoin	63	339,839
PAX and USDT (stable coin – fixed to USD)	404,108	321,615
XTZ	153,198	158,688
ETH	548	54,149
BEAM	66,967	27,600
XRP	130,143	19,001
ZEC	795	17,155
LTC	536	16,859
BCH	107	16,551
EOS	5,240	10,320
Alternative coins	Various	59,187
At 31 December 2019		1,040,964

Impairment of fixed assets
At each reporting period end date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group and Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.
Cash and cash equivalents
Cash and cash equivalents comprise cash at bank and in hand and demand deposits with banks and other financial institutions, that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value. The Group considers the credit risk on cash and cash equivalents to be limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.
Financial instruments
Financial assets: Financial assets are recognised in the Statement of Financial Position when the Group becomes party to the contractual provisions of the instrument.
Financial assets are classified into specified categories. The classification depends on the nature and purpose of the financial assets and is determined at the time of recognition.
Financial assets are subsequently measured at amortised cost, fair value through OCI, or fair value through gain and loss.
The classification of financial assets at initial recognition that are debt instruments depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through gain or loss, transaction costs.
In order for a financial asset to be classified and measured at amortised cost, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.
The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Subsequent measurement: For purposes of subsequent measurement, financial assets are classified in four categories:
▪
Financial assets at amortised cost

▪
Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

▪
Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

▪
Financial assets at fair value through gain or loss

Equity Instruments: The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to gain or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in gain or loss as other income when the Group’s right to receive payments is established. Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of gain or loss as applicable.
Financial assets at amortised cost (debt instruments): This category is the most relevant to the Group. The Group measures financial assets at amortised cost if both of the following conditions are met:
▪
The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

▪
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest rate (EIR) method and are subject to impairment. Interest received is recognised as part of finance income in the statement of gain or loss and other comprehensive income. Gains and losses are recognised in gain or loss when the asset is derecognised, modified or impaired. The Group’s financial assets at amortised cost include other receivables and cash and cash equivalents.
Derecognition: A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group’s consolidated Balance sheet) when:
▪
The rights to receive cash flows from the asset have expired; or

▪
The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognise the transferred asset to the extent of its continuing involvement. In that case, the Group also recognises an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.
Impairment of financial assets: The Group recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through gain or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original EIR. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
The Group recognises an allowance for ECLs for all debt instruments not held at fair value through gain or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original EIR. For credit exposures for which there has not been a significant increase in credit risk since initial recognition,

ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).
For the years ended 31 December 2020 and 2019, the Group has not recognised any ECLs.
For other receivables due in less than 12 months, the Group applies the simplified approach in calculating ECLs, as permitted by IFRS 9. Therefore, the Group does not track changes in credit risk, but instead, recognises a loss allowance based on the financial asset’s lifetime ECL at each reporting date.
The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows and usually occurs when past due for more than one year and not subject to enforcement activity.
At each reporting date, the Group assesses whether financial assets carried at amortised cost are credit impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. The Company has an Intercompany loan due from its 100% Canadian subsidiary for which there is no formal agreement including payment date and therefore it cannot be considered to be in breach of an agreement and accordingly the loan is not subject to adjustments and is maintained at its book value in the financial statements.
Financial liabilities: Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through gain or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables and loans.
Subsequent measurement: The measurement of financial liabilities depends on their classification, as described below:
Loans and borrowings and trade and other payables: After initial recognition, interest-bearing loans and borrowings and trade and other payables are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in the statement of gain or loss and other comprehensive income when the liabilities are derecognised, as well as through the EIR amortisation process.
Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of gain or loss and other comprehensive income.
This category generally applies to trade and other payables.
Derecognition: A financial liability is derecognised when the associated obligation is discharged or cancelled or expires.
When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in gain or loss or other comprehensive income.
Equity instruments: Equity instruments issued by the group are recorded at the proceeds received, net of transaction costs. Dividends payable on equity instruments are recognised as liabilities once they are no longer at the discretion of the group. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Financial instruments
The Group enters into forward, option and swap contracts to reduce its exposure to mining difficulty movements and crypto asset price risk. Derivative financial instruments are not used for speculative purposes and the group does not apply hedge accounting.
Derivatives financial instruments are initially recognised at fair value on the date the contract is entered into, and subsequently measured at fair value. Gains or losses on derivatives are recognised in the income statement.
The Group had no forward, option or swap contracts outstanding at the end of the periods presented.
	Group 2020 £	Group 2019 £
Carrying amount of financial assets
Measured at amortised cost
– Trade and other receivables	144,607	74,929
– Cash and cash equivalents	2,050,761	161,342
Measured at fair value through income or loss	—	—
Total carrying amount of financial assets	2,195,368	236,271
Carrying amount of financial liabilities
Measured at amortised cost
– Trade and other payables	548,293	2,463,501
– Short term loans	115,924	1,084,218
– Lease liabilities	7,409,387	—
Total carrying amount of financial liabilities	8,073,604	3,547,719

The directors consider the carrying amounts of financial instruments in the financial statements approximate to their fair values.
Leases
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16.
The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased. The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in gain or loss if the carrying amount of the right-of-use asset has been reduced to zero.
Taxation
The tax expense represents the sum of tax currently payable or receivable and deferred tax.
Current tax: The tax currently payable or receivable is based on taxable gain or loss for the year. Taxable gain or loss differs from net gain or loss as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting end date.
Deferred tax: Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable gain, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable gains will be available against which deductible temporary differences can be utilised. Deferred income tax assets are recognised on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable gain available against which the temporary difference can be utilised.
The carrying amount of deferred tax assets is reviewed at each reporting end date and reduced to the extent that it is no longer probable that sufficient taxable gains will be available to allow all or part of the asset to be recovered. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when the company has a legally enforceable right to offset current tax assets and liabilities and the deferred tax assets and liabilities relate to taxes levied by the same tax authority.
Employee benefits
The costs of short-term employee benefits are recognised as a liability and an expense, unless those costs are required to be recognised as part of non-current assets.
The cost of any unused holiday entitlement is recognised in the period in which the employee’s services are received.
Termination benefits are recognised immediately as an expense when the company is demonstrably committed to terminate the employment of an employee or to provide termination benefits.
The group does not have any pension schemes.
Stock based compensation
Equity-settled share-based payments are measured at fair value at the date of grant by reference to the fair value of the equity instruments granted using the Black-Scholes model. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the estimate of shares that will eventually vest. A corresponding adjustment is made to equity.
When the terms and condition of equity settled share-based payments at the time they were granted are subsequently modified, the fair value of the share-based payment under the original terms and conditions and under the modified terms and conditions are both determined at the date of the modification. Any excess of the modified fair value over the original fair value is recognised over the remaining vesting period in addition to the grant date fair value of the original share-based payment. The share-based payment expense is not adjusted if the modified fair value is less than the original fair value.
Cancellations or settlements are treated as an acceleration of vesting and the amount that would have been recognised over the remaining vesting period is recognised immediately.
As a result of the increase in share price and the impact of the estimation of share-based payments the Group has now recognised an expense for the outstanding share options and warrants.
Basic and diluted Net Gain/loss per Share
The basic earnings per share is calculated by dividing the gain attributable to equity shareholders by the weighted average number of shares in issue.
The Group and Company has in issue 41,802,911 warrants and options at 31 December 2020.
	2020	2019
Net gain/(loss) for the period attributable to ordinary equity holders from continuing operations (£)	1,707,030	(690,811)
Weighted average number of ordinary shares in issue	303,435,997	293,750,000
Basic earnings per share for continuing operations (pence)	0.6	(0.2)

	2020	2019
Net gain/(loss) for the period attributable to ordinary equity holders for continuing operations (£)	1,707,030	(690,811)
Diluted number of ordinary shares in issue	334,638,379	338,604,769
Diluted earnings per share for continuing operations (pence)	0.5	(0.2)

In 2019, given the loss for the year, the diluted earnings per share was the same as the basic earnings per share as this would otherwise be dilutive.
Foreign exchange
Transactions in currencies other than pounds sterling are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting end date, monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the reporting end date — Gains and losses arising on translation are included in the income statement for the period. At each reporting end date, non-monetary assets and liabilities that are determined in foreign currencies are retranslated at the rates prevailing on the opening balance sheet date. Gains and losses arising on translation of subsidiary undertakings are included in other comprehensive income and contained within the Accumulated other income reserve.
4.
FINANCIAL RISK FACTORS

The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall risk management programme seeks to minimise potential adverse effects on the Group’s financial performance. Risk management is undertaken by the Board of Directors.
Market Risk
The Group is dependent on the state of the cryptocurrency market and general sentiment of crypto assets as a whole. During the year the Group managed the company’s cryptocurrency through a carefully structured active management strategy for all Group held crypto assets. It is designed to protect the Company in the event that crypto prices decrease, but would also have the potential to provide an upside in a rising crypto asset market. This strategy was executed both internally and through a treasury services contract with Protos Asset Management, a Swiss-based company with a focus on asset management. Internally, the Argo team exchanged cryptocurrency to fiat currency on a weekly and monthly basis through exchange accounts held at two cryptocurrency exchanges, Binance and Kraken. For treasury management — Protos used a ‘trend-following’ strategy to adjust Argo’s cryptocurrency holdings on a weekly basis into various cryptocurrencies and stable coins.
The Group is also subject to market fluctuations in foreign exchange rates. The subsidiary (Argo Innovation Labs Inc.) is based in Canada, and transacts in CAD$, USD$ and GBP. Cryptocurrency is primarily convertible into fiat through USD currency pairs and through USD denominated stable coins and is the primary method for the Group for conversion into cash. The Group monitors exchange rates on a constant basis and maintains bank accounts in all applicable currency denominations.
Credit risk
Credit risk arises from cash and cash equivalents as well as any outstanding receivables. Management does not expect any losses from non-performance of these receivables. The amount of exposure to any individual counter party is subject to a limit, which is assessed by the Board.
The Group considers the credit risk on cash and cash equivalents to be limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.
The Company considers the intercompany loan to its subsidiary (Argo Innovation Labs Inc.) to be fully recoverable through review of projected cash flows and acceptance of regular repayments.
The carrying amount of financial assets recorded in the financial statements represent the Group’s and Company’s maximum exposure to credit risk. The Group and Company do not hold any collateral or other credit enhancements to cover this credit risk.
Liquidity risk
Liquidity risk arises from the Group’s management of working capital. It is the risk that the Group will encounter difficulty in meeting its financial obligations as they fall due.
The Board updates cashflow projections on a regular basis and closely monitors the cryptocurrency market on a daily basis. Accordingly, the Group’s controls over expenditure are carefully managed, in order to maintain its cash reserves.
Capital risk management
The Group’s objectives when managing capital is to safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.
The Group entered into short-term financing arrangements during the year, to increase capital for mining hardware purchases. As at 31 December 2019, £1,084,218 was outstanding, which amount was fully repaid by June 2020.
During the year the Group entered into a short term loan to finance equipment purchases of £344,991. As at 31 December 2020 the balance outstanding was £115,924.
The Group entered into a long-term lease for a total of £7,379,388 to finance the purchase of mining hardware (disclosed as right of use assets). In accordance with the agreement nothing was repaid during the year.
The Group monitors capital on the basis of the total equity held by the Group, being £24,326,888 (2019: £20,737,942).
5.
ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

The Group and Company have adopted all recognition, measurement and disclosure requirements of IFRS, including any new and revised Standards and Interpretations of IFRS, in effect for annual periods commencing on or after 1 January 2020. The adoption of these standards and amendments did not have any material impact on the financial result of position of the Group and Company.
Standards which are in issue but not yet effective:
At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective.
Standard or Interpretation	Description	Effective date for annual accounting period beginning on or after
IAS 1	Amendments – Classification of Liabilities as Current or Non-current	1 January 2023
IAS 16	Amendments – Property, Plant and Equipment	1 January 2022
IAS 8	Amendments – Definition of Accounting Estimates	1 January 2023
IAS 1	Amendments – Disclosure of Accounting Policies	1 January 2023
IFRS	Annual Improvements to IFRS Standards 2018-2020	1 January 2022
The Group and Company have not early adopted any of the above standards and intends to adopt them when they become effective.
6.
KEY JUDGEMENTS AND ESTIMATES

In the application of the Group’s accounting policies, the directors are required to make judgements, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised where the revision affects only that period, or in the period of the revision and future periods where the revision affects both current and future periods.
The estimates and assumptions which have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities are outlined below.
Share-based compensation — Note 15
During the year (and in previous years) share based payments were made based on the fees due to certain individuals for services to be performed by them in the future. In calculating these payments, where possible the Directors consulted with professional advisers to establish the market rate for these services. In addition to this, the Company has also issued warrants and options to Directors and employees which have been valued in accordance with the Black Scholes model. Significant estimation and judgement is required by the directors when using the Black-Scholes method. Further details of these estimates are available in note 15.
Valuation of tangible and intangible fixed assets — Note 9 and 10
The Board considered at length whether any further impairments were required on the value of the mining and computer equipment, and website and underlying software. In doing so they made use of forecasts of revenues and expenditure prepared by the Group and came to the conclusion that further impairment of those assets were unnecessary based on current forecasts.
Valuation of investments — Note 7
The Board has reviewed the carrying value of investments at the year end. They have taken into account the underlying investments and post balance sheet events which give relevant third party valuations to those investments and have concluded those investments do not require impairment.
Recoverability of non-current other receivables — Note 11
As with the valuation of investments in GPUone the Board has reviewed the post balance sheet events and the continued provision of services from GPUone on time and in line with expectations and as such have concluded that the deposits will be recoverable and are valued appropriately.

Valuation of cryptocurrencies — Note 3
The Board monitors regularly the values of the cryptocurrencies and any market forecasts. During the period, the Group entered into cryptocurrency transactions, which were assessed for fair value in line with the requirements of IAS 2, Inventories. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a gain from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value (less costs to sell) are recognised in gain or loss. Revaluations were made with such regularity that as at the end of the reporting period the carrying amount of the asset does not differ materially from its fair value. All revaluations were made with reference to level 1 information, being cryptocurrencies actively traded on the open market. As at 31 December 2020 the Group held £4,637,438 of cryptocurrency (see note 3).
7.
INVESTMENTS AT FAIR VALUE THROUGH INCOME OR LOSS

Group	£
At 1 January 2020	58,140
Additions:	1,335,676
Foreign exchange movement	(513)
At 31 December 2020	1,393,303

On 29 November 2020 the Group converted its loan note (CDN$2,314,334) in GPUone Holdings Inc into Class A shares. This investment represents an interest of approximately 10% of GPUone Holding Inc. as at 31 December 2020 (2019: 0.4%). See note 8.
8.
FINANCIAL ASSETS FAIR VALUED THROUGH INCOME OR LOSS

£
At 1 January 2020	1,346,236
Converted loan note	(1,335,676)
Foreign exchange loss	(10,560)
At 31 December 2020	—

On 29 November 2020 the Group converted its loan note (CDN$2,314,334) in GPUone Holdings Inc into Class A shares. See note 7.

9.
INTANGIBLE FIXED ASSETS

Website £
Cost
As at 31 December 2018 and 2019	671,921
Additions	—
At 31 December 2020	671,921
Amortisation and impairment
At 31 December 2018	52,421
Amortisation charged during the period	137,565
At 31 December 2019	189,986
Amortisation charged during the period	114,167
Impairment losses	—
At 31 December 2020	304,153
Carrying amount
At 31 December 2019	481,935
At 31 December 2020	367,768

All intangible assets are held by the subsidiary, Argo Innovation Labs Inc.
10.
TANGIBLE FIXED ASSETS

	Right of use Assets £	Mining and Computer Equipment £	Improvements to Datacentre £	Total £
Cost
At 31 December 2018	—	2,807,589	84,927	2,892,516
Additions	—	15,025,708	—	15,025,708
At 31 December 2019	—	17,833,297	84,927	17,918,224
Foreign exchange movement	—	(136,479)	—	(136,479)
Additions	7,379,387	1,807,971	—	9,187,358
Disposals	—	(1,640,442)	—	(1,640,442)
At 31 December 2020	7,379,387	17,864,347	84,927	25,328,661
Depreciation and impairment
At 31 December 2018	—	421,711	13,565	435,276
Depreciation charged during the period	—	2,066,248	17,388	2,083,636
At 31 December 2019	—	2,487,959	30,953	2,518,912
Foreign charge movement		14,658	—	14,658
Depreciation charged during the period	—	5,895,573	17,039	5,912,612
Depreciation on disposals	—	(1,021,140)	—	(1,021,140)
At 31 December 2020	—	7,377,050	47,992	7,425,042
Carrying amount
At 31 December 2019	—	15,345,338	53,974	15,399,312
At 31 December 2020	7,379,387	10,487,297	36,935	17,903,619

All property, plant and equipment is owned by the subsidiary, Argo Innovation Labs Inc. The right of use assets were contracted but not in use prior to 31 December 2020.

11.
OTHER RECEIVABLES (NON-CURRENT)

	2020 £	2019 £
Deposits	4,114,726	4,151,400
Total carrying amount of other receivables	4,114,726	4,151,400

On 26 June 2019, the Group agreed to an amendment to the master service agreement with GPUone Holding Inc. whereby the service contract for the supply of hosting and power would attract lower costs and terminate on 26 June 2022. Early termination of the contract by the Group would result in costs equivalent to 4 months of power usage, deductible from the deposit. These deposits are fixed and are to be drawn down upon during the final months of the contract term as a prepayment for hosting and power. The decrease in the year relates to foreign exchange movements only.
12.
TRADE AND OTHER RECEIVABLES

	2020 £	2019 £
Amounts due from group companies	—	—
Prepayments and other receivables	811,684	268,842
Other taxation and social security	1,363,635	1,816,857
Total trade and other receivables	2,175,319	2,085,699

Other receivables includes a prepayment for power to GPUone of £472,385 (2019: £nil).
Other taxation and social security consist of purchase tax recoverable in the UK and Canada. UK VAT debtors are greater than 90 days old as at 31 December 2020. Canadian GST and QST debtors are greater than 90 days as at 31 December 2020.
The directors consider that the carrying amount of trade and other receivables is approximately equal to their fair value.
13.
TRADE AND OTHER PAYABLES

	2020 £	2019 £
Trade payables	548,292	2,463,501
Accruals and other payables	271,471	439,367
Short term loans	115,924	1,084,218
Other taxation and social security	972	—
Total trade and other creditors	936,659	3,987,086

Within other payables is an amount of £5,000 (2019: £5,000) owed to related parties in relation to securing trade agreements and facilitating the business and expenditure accrued during the early stages of the business.
The directors consider that the carrying value of trade and other payables is approximately equal to their fair value.

14.
LEASE LIABILITIES

	2020 £	2019 £
Lease liability – current	3,469,672	—
Lease liability – non current	3,909,715	—

The lease liability for mining hardware from Celsius Network attracts an interest rate of 12% per annum. No depreciation, finance cost or cash outflows arose from this lease liability during the year.
15.
SHARE OPTIONS AND WARRANTS

The following options and warrants over Ordinary Shares have been granted by the company and are outstanding:
Options / warrants	Grant date	Expiry date	Exercise price	Number of options and warrants outstanding at 31 December 2020	Number of options and warrants exercisable at 31 December 2020
Warrants	2 February 2018	2 February 2023	£0.08	2,250,000	2,250,000
Warrants	23-26 February 2018	23-26 February 2021	£0.08	6,580,000	6,580,000
Warrants	23 February 2018	23 February 2021	£0.08	1,400,000	1,400,000
Warrants	14-17 June 2018	14-17 June 2021	£0.16	650,000	650,000
Warrants	15 June 2018	15 June 2021	£0.16	210,453	210,453
Warrants	3 August 2018	3 August 2023	£0.16	3,231,600	3,231,600
Options	25 July 2018	25 July 2024	£0.16	10,506,784	10,506,784
Options	25 July 2018	30 August 2022	£0.16	5,000,000	5,000,000
Options	17 July 2019	17 July 2025	£0.16	1,000,000	425,926
Options	5 February 2020	4 February 2030	£0.07	4,750,000	1,809,524
Options	5 February 2020	4 February 2030	£0.07	475,000	180,952
Options	5 February 2020	4 February 2030	£0.07	5,700,000	2,171,429
Options	5 February 2020	25 July 2024	£0.07	22,619	22,619
				41,776,456	34,439,287

	Number of options and warrants	Weighted average exercise price £
At 1 January 2020	45,037,075	0.14
Granted	11,400,000	0.07
Exercised	(9,685,997)	0.16
Lapsed	(4,974,622)	0.16
Outstanding at 31 December 2020	41,776,456	0.12
Exercisable at 31 December 2020	34,439,287	0.13

	Number of options and warrants	Weighted average exercise price £
At 1 January 2019	48,230,103	0.14
Granted	1,000,000	0.16
Exercised	—	—
Lapsed	(4,375,334)	0.16
Outstanding at 31 December 2019	44,854,769	0.14
Exercisable at 31 December 2019	37,910,408	0.14

The weighted average remaining contractual life of options and warrants as at 31 December 2020 is 29 months (2019: 36 months).If the exercisable shares had been exercised on 31 December 2020 this would have represented 11% of the enlarged share capital.
At the grant date, the fair value of the options and warrants prior to the listing date was the net asset value and post listing determined using the Black-Scholes option pricing model. Volatility was calculated based on data from comparable listed technology start-up companies, with an appropriate discount applied due to being an unlisted entity at the grant date. Risk free interest has been based on UK Government Gilt rates for an equivalent term.
Black-Scholes table
Grant date	Grant date share price	Exercise price	Volatility	Life	Risk free interest rate	Marketability discount
2 February 2018	0.08	0.08	40%	5 years	1%	75%
23-26 February 2018	0.08	0.08	40%	3 years	1%	75%
23 February 2018	0.08	0.08	40%	3 years	1%	75%
14-17 June 2018	0.08	0.16	40%	3 years	1%	75%
15 June 2018	0.08	0.16	40%	3 years	1%	75%
3 August 2018	0.11	0.16	40%	5 years	1%	0%
25 July 2018	0.08	0.16	40%	6 years	1%	75%
25 July 2018	0.08	0.16	40%	6 years	1%	75%
17 July 2019	0.09	0.16	40%	6 years	1%	90%
5 February 2020	0.07	0.07	40%	10 years	1%	0%
5 February 2020	0.07	0.07	40%	10 years	1%	0%
5 February 2020	0.07	0.07	40%	10 years	1%	0%
5 February 2020	0.07	0.07	40%	10 years	1%	0%

16.
COMMON STOCK

	2020 £	2019 £
Ordinary share capital
Issued and fully paid
293,750,000 Ordinary Shares of £0.001 each	293,750	293,750
Fully paid not yet issued
9,685,997 Ordinary Shares of £0.001 each	9,686	—
303,435,997 Ordinary Shares of £0.001 each	303,436	293,750
Additional paid in capital
At beginning of the period	25,252,288	25,252,288
Cancelled during the year	(25,252,288)	—
Fully paid not yet issued	1,540,497	—
At the end of period	1,540,597	25,252,288

On 23 November 2020 the High Court of England and Wales confirmed the reduction to the Company’s equity through cancellation of the additional paid in capital. This was transferred into retained earnings.
17.
RESERVES

The following describes the nature and purpose of each reserve:
Reserve	Description
Common stock	Represents the nominal value of equity shares
Additional paid in capital	Amount subscribed for share capital in excess of nominal value and the fair value of shares granted during the year and as a result of a change in estimation those granted in prior periods
Foreign currency translation	Cumulative effects of translation of opening balances on non-monetary assets between subsidiary functional currency (Canadian dollars) and Group functional and presentational currency (Sterling).
Retained earnings	Cumulative net gains and losses and other transactions with equity holders not recognised elsewhere.

18.
COMMITMENTS

The Group’s material contractual commitments relate solely in regards to the master services agreement with GPUone and Core Scientific, which provides hosting, power and support services. Whilst management do not envisage terminating agreements in the immediate future, it is impracticable to determine monthly commitments due to large fluctuations in power usage and variations on foreign exchange rates, and as such a commitment over the contract life has not been determined. The Director’s consider that the early termination fee, drawn down from deposits held by GPUone (see note 11) represents the minimum committed payment due.
19.
CRYPTOCURRENCY REVENUE

	2020 £	2019 £
Canada (corporate reseller)	—	239,453
Subscriber revenue – worldwide	9,509	29,242
Cryptocurrency mining – worldwide	18,947,908	8,348,184
Total cryptocurrency revenue	18,957,417	8,616,879

Due to the nature of cryptocurrency mining, it is not possible to provide a geographical split of the revenue stream.
Revenue is recorded at a point in time, being when it is credited to the Group’s wallets.
Reversal of credit loss provision
In the period ended 31 December 2018, the Group made a full provision against £834,000 receivable from Mirabaud Securities Limited as part of the Listing process on 3 August 2018. During the year ended 31 December 2020 the Group recovered £447,242. This represents the total monies which will be received against that initial amount.
20.
AUDITOR’S REMUNERATION

	2020 £	2019 £
In relation to statutory audit services	100,000	50,000
Other audit assurance services	35,000	—
Total auditor’s remuneration	135,000	50,000

21.
EMPLOYEES

The average monthly number of persons (including directors) employed by the Group during the period was:
	2020 Number	2019 Number
Directors and employees	6	7
Their aggregate remuneration comprised:
	2020 £	2019 £
Wages and salaries	191,057	268,620
Social security costs	12,939	16,592
Pension costs	—	4,060
Share based payment charge	23,664	—
	227,660	289,272

22.
DIRECTORS’ AND KEY MANAGEMENT REMUNERATION

	2020 £	2019 £
Director’s remuneration for qualifying services	532,221	688,767
Senior management loss of office	—	236,194
Key management personnel	—	578,103
Share based payment expense	20,271	—
Total remuneration for directors and key management	552,492	1,503,064

The amounts above are remunerated through service companies (as disclosed in note 25). The highest paid director during the year was Peter Wall, earning £251,240 (2019: Mike Edwards £343,555).

23.
TAXATION

The actual charge/(credit) for the period can be reconciled to the expected charge/(credit) based on the gain or loss and the standard rate of tax as follows:
	2020 £	2019 £
Gain/(loss) before taxation	1,442,418	(869,051)
Expected tax charge/(credit) based on a weighted average of 24% (UK and Canada)	346,180	(208,572)
Effect of expenses not deductible in determining taxable gain	3,260	31,871
Capital allowances in excess of depreciation	(100,861)	(1,141,206)
Unrealised (gains)/loss on crypto assets	(562,209)	48,419
Other tax adjustments	(141,428)	45,710
Unutilised tax losses carried forward	455,058	1,223,778
Taxation charge in the financial statements	—	—

The group has tax losses available to be carried forward and used against trading gains arising in future periods of £10,031,918 (2019: £8,728,978). A deferred tax asset of £2,407,661 (2019: £2,094,955) calculated at a weighted average rate of 24% has not been recognised in respect of the tax losses carried forward on the basis that there is insufficient certainty over the level of future gains to utilise against this amount.
24.
GENERAL AND ADMINISTRATIVE EXPENSES

Administrative expenses	2020 £	2019 £
Salary and other employee costs	460,881	289,272
Depreciation and amortisation	131,206	137,565
Foreign exchange losses	271,175	401,038
Advertising fees	113,027	104,806
Travel and subsistence	45,624	168,567
Research costs	20,000	103,973
Share based payment	331,733	—
Senior management loss of office	—	236,194
Other expenses	456,547	321,990
Total administrative expenses	1,830,193	1,763,405

Reversal of credit loss provision
In the period ended 31 December 2018 the Group made a full provision against £834,000 receivable from Mirabaud Securities Limited as part of the Listing process on 3 August 2018. During the year ended 31 December 2020 the Group recovered £447,242. This represents the total monies which will be received against that initial amount.
25.
RELATED PARTY TRANSACTIONS

Rental agreements
The Company rents office space from Dukemount Capital plc, for which Timothy Le Druillenec was a Director during the period up until 1 February 2020. During the period, payments of £275 were made whilst Timothy Le Druillenec was a Director of Dukemount Capital plc.
The Group also rents office space from Vernon Blockchain Inc, for which Peter Wall was a Director during the period. During the period, payments of £20,876 (2019: £9,314) were made with a balance of £nil outstanding as at 31 December 2020 (2019: £16,299.)

For each agreement, there is no long term commitment, and these transactions were made on an arm’s length basis.
Protos Asset Management
During the year, the Group obtained services from Protos Asset Management in regards to crypto portfolio management. Protos Asset Management is paid a monthly management fee of USD$5,000 and a percentage performance payment based on the relative success of the portfolio against the market. Matthew Shaw, appointed on 17 July 2020 as a non-executive of Argo Blockchain Plc, founded Protos Asset Management. During the period of his directorship, the Group paid £22,715 (2019: £83,553) in service fees. This service was terminated during the year.
Key management compensation
Key management includes Directors (executive and non-executive).
£36,532 (2019: £17,086) was paid to POMA Enterprises Limited in respect of fees of Matthew Shaw who is the owner of that entity; £240,921 (2019: £250,218) paid to Vernon Blockchain Inc in respect fees of Peter Wall, who is owner of such entity; and £164,983 paid to Tenuous Holdings in respect of fees of Ian MacLeod, who is the owner of such entity. These are not inclusive of the related party transactions disclosed above and for the avoidance of doubt are not in addition to any other remuneration stated elsewhere in the financial statements.
26.
CONTROLLING PARTY

There is no controlling party of the Group.
27.
POST BALANCE SHEET EVENTS

In late December 2020, the Company’s shares were admitted to OTCQB Venture Market, allowing North American investors an easier route to acquiring Argo shares. As a result of increasing volumes in trading Argo shares were upgraded to trading on New York’s OTCQX Venture Market in February 2021.
On 2 February 2021, the Company signed a Share Purchase Agreement with GPUone, the Canadian data centre provider, for the strategic purchase of the two data centres in Quebec. These facilities are currently owned and operated by GPUone and house a portion of Argo’s cryptocurrency mining equipment. The data centres have a combined total of 20MW of power capacity. The total consideration paid amounted to £5,622,825, of which £4,664,113 came from existing deposits paid as of 31 December 2020 and, £291,867 was paid in cash and a further payment of £666,845 was paid on a pound for pound basis for certain deposits and other receivables. The acquisition completed on 13 May 2021.
The Group carried out two fund raises in January and March 2021. These generated £49m in new equity for investment in mining rigs, the West Texas development, and blockchain/fintech ventures including an equity holding in Pluto Digital PLC. The total investment in Pluto Digital PLC was £8,362,500,which represents 157,116,666 ordinary shares and a 24.65% shareholding. In addition, the Group was granted 157,116,666 warrants over ordinary shares, of which 35,450,000 are exercisable at £0.06 per share and 121,666,666 are exercisable at £0.12 per share for a two-year term. The 35,450,000 are only exercisable provided the Group’s shareholding on exercise does not exceed 29.99%. The investment in Pluto Digital PLC entitles the Company to nominate one director to the Board of Directors.
In February 2021, the Company entered into an agreement with ePIC ASIC Asia Limited (“ePIC”), which gives the Company priority access to next generation mining machines on a non-exclusive basis. Under the agreement, the Company has pre-purchased ePIC mining machines for $8 million, plus a share of profit we generate from operating these machines. Deliveries of these machines are expected in the fourth quarter of 2021.
In March 2021, the Group’s wholly owned subsidiary, Argo Innovation Facilities (US), Inc., acquired DPN LLC and, as a result, acquired 160 acres of land in western Texas, with an option to purchase an adjacent 157 acres of land, and access to up to 800 MW of electrical power. The consideration for the acquisition was an initial payment of approximately 3.5 million ordinary shares, valued at $5 million. We also agreed to pay up to an additional approximately 8.8 million ordinary shares, valued at $12.5 million, payable if certain contractual milestones related to the facility are fulfilled. The Group is currently developing a new 200 MW mining facility on the newly acquired land. Phase 1 of this development is currently in progress and expected to be completed in the first half of 2022, and includes facilities that are expected to support 100 MW of power capacity using immersion technology, at an estimated cost of $50 million. Phase 2 of this development is expected to be completed in the second half of 2022 and is expected to support an additional 100 MW of power capacity, at an estimated cost of $30 million.
In late March 2021, the Group signed a Memorandum of understanding signed with DMG Blockchain Solutions to create Terra Pool, the first ‘green’ Bitcoin mining pool to be powered by clean energy, in response to climate change concerns.

GROUP STATEMENT OF FINANCIAL POSITION
	NOTE	AS AT 30 JUNE 2021 (UNAUDITED) £	AS AT 31 DECEMBER 2020 (AUDITED) £
ASSETS
Current assets
Investments at fair value through income and loss	8	1,411,376	—
Trade and other receivables	13	39,246,333	2,175,319
Digital currencies	14	31,896,437	4,637,438
Cash and cash equivalents		16,047,609	2,050,761
Total current assets		88,601,755	8,863,518
Non-current assets
Investments at fair value through income or loss	8	219,360	1,393,303
Investments accounted for using the equity method	9	8,444,820	—
Intangible assets, net of accumulated amortization of £395,043 and £259,192 for December 31, 2020 and 2019, respectively		291,270	367,768
Property and equipment, net of accumulated depreciation of £11,193,988 and £5,438,016 for December 31, 2020 and 2019, respectively	11	35,795,266	10,524,232
Right-of-use assets, net of accumulated depreciation of £1,024,195 for 30 June 2021 and nil respectively	11	6,355,192	7,379,387
Other receivables	12	—	4,114,726
Total non-current assets		51,105,908	23,779,416
Total assets		139,707,663	32,642,934
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Trade and other payables	17	25,210,780	936,659
Loans and borrowings	18	15,383,111	—
Income tax		3,483,827	—
Lease liability		3,990,370	3,469,672
Total current liabilities		48,068,088	4,406,331
Non-current liabilities
Lease liability		1,654,918	3,909,715
Loans and borrowings	18	4,032,364	—
Total liabilities		53,755,370	8,316,046
Stockholders’ equity
Common stock, £0.001 par value; 381,832,335 shares authorized, issued and outstanding at June 30, 2021 and 303,435,997 shares authorized, issued and outstanding at December 31, 2020	15	381,832	303,436
Additional paid-in capital	15	55,317,447	1,540,497
Share based payment reserve	16	992,324	75,233
Accumulated other comprehensive income	16	81,823	442,852
Accumulated surplus/(deficit)	16	29,178,867	21,964,870
Total equity		85,952,293	24,326,888
Total equity and liabilities		139,707,663	32,642,934

The accompanying notes are an integral part to these unaudited consolidated financial statements.

UNAUDITED GROUP STATEMENT OF COMPREHENSIVE INCOME
	NOTE	SIX MONTHS ENDED 30 JUNE 2021 £	SIX MONTHS ENDED 30 JUNE 2020 £
Revenues
Revenues	5	31,085,716	11,124,455
Direct costs		(5,606,856)	(6,787,636)
Depreciation of mining equipment	11	(4,757,986)	(2,909,480)
Change in fair value of digital currencies	14	(6,407,446)	(154,295)
Realized loss on sale of digital currencies	11	219,008	(90,532)
Gross profit		14,532,436	1,182,512
Operating costs and expenses
Consulting fees		(304,379)	(177,328)
Professional fees		(415,066)	(171,514)
General and administrative		(1,136,755)	(183,708)
Share based payment		(1,567,608)	—
Total operating expenses		3,423,808	532,550
Operating income		11,108,628	649,962
Other income (expenses)
Interest income		—	26
Interest expense		(410,804)	(126,914)
Total other income		(410,804)	(126,888)
Income/loss before income taxes		10,697,824	523,074
Income tax expense	7	(3,483,827)	—
Net income/(loss)		7,213,997	523,074
Other comprehensive income
Items which may be subsequently reclassified to profit or loss:
–Foreign exchange gain/(loss)		(361,029)	(431,746)
Total comprehensive income		6,852,968	91,328
Earnings per share attributable to equity owners (pence)
Basic earnings per share	6	1.9p	0.2p
Diluted earnings per share	6	1.8p	0.2p
Weighted average shares outstanding
Basic		381,832,335	293,750,000
Diluted		393,091,232	350,098,603

The accompanying notes are an integral part to these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
	COMMON STOCK £	ADDITIONAL PAID IN CAPITAL £	ACCUMULATED OTHER COMPREHENSIVE INCOME £	SHARE BASED PAYMENT RESERVE £	ACCUMULATED (DEFICIT)/ SURPLUS £	TOTAL
Balance at 1 January 2021	303,436	1,540,497	442,852	75,233	21,964,870	24,326,888
Other comprehensive income	—	—	(361,029)	—	—	(361,029)
Net profit	—	—	—	—	7,213,997	7,213,997
Total comprehensive income for the period	—	—	(361,029)	—	7,213,997	6,852,968
Transactions with equity owners:
Common stock to be issued*	71	11,296	—	—	—	11,367
Issue of common stock net of issue costs	78,235	53,765,654	—	—	—	53,843,889
Stock based compensation charge	—	—	—	1,567,608	—	1,567,608
Common stock options/warrants exercised	—	—	—	(567,523)	567,523	—
Common stock options/warrants lapsed/expired	—	—	—	(82,994)	82,994	—
Total transactions with equity owners	78,306	53,776,950	—	917,091	650,517	55,422,864
Balance at 30 June 2021	381,832	55,317,447	81,823	992,324	29,178,867	85,952,293

*
Shares to be issued relate to share options and warrant exercised and paid up pre year end, however the shares were formally issued post year end.

	COMMON STOCK £	ADDITIONAL PAID IN CAPITAL £	ACCUMULATED OTHER COMPREHENSIVE INCOME £	ACCUMULATED (DEFICIT)/ SURPLUS £	TOTAL £
Balance at 1 January 2020	293,750	25,252,288
Other comprehensive income	—	—	(431,746)	—	(431,746)
Net profit	—	—	—	523,074	523,074
Total comprehensive income for the period	—	—	(431,746)	523,074	91,328
Transactions with equity owners:
Issue of common stock net of issue costs	—	—	—	—	—
Balance at 30 June 2020	293,750	25,252,288	(253,506)	(4,463,262)	20,829,270

The accompanying notes are an integral part to these unaudited consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
	NOTE	SIX MONTHS ENDED 30 JUNE 2021 £	SIX MONTHS ENDED 30 JUNE 2020 £
Cash flows from operating activities
Operating income		11,108,628	649,962
Adjustments for:
Depreciation/Amortisation		4,869,638	3,012,462
Foreign exchange movements		25,087	(431,746)
Stock based compensation		1,567,608	—
Changes in assets and liabilities:
(Increase)/decrease in trade and other receivables	13	(2,092,532)	534,947
Increase/(decrease) in trade and other payables	17	15,245,263	(167,503)
(Increase)/decrease in digital assets	14	(34,758,295)	203,045
Fair value change in digital assets	14	6,407,446	(104,781)
Net cash flow from operating activities		2,372,843	3,696,386
Investing activities
Acquisition of subsidiaries, net of cash acquired		(271,732)	—
Investment in associate	9	(7,352,970)	—
Other investments	8	(219,361)	—
Purchase of tangible fixed assets	11	(6,883,195)	(1,617,024)
Mining equipment prepayments	13	(35,471,499)	—
Interest received		—	27
Net cash used in investing activities		(50,198,757)	(1,619,997)
Financing activities
Increase/(decrease) in loans	8	14,375,021	(797,455)
Lease payments		(1,734,098)	—
Interest paid		(410,803)	(126,914)
Proceeds from shares issued		49,592,641	—
Net cash generated from/(used) financing activities		61,822,761	(924,369)
Net increase/(decrease) in cash and cash equivalents		13,996,847	1,155,020
Cash and cash equivalents at beginning of period		2,050,761	161,342
Cash and cash equivalents at end of period		16,047,608	1,316,362

Material non-cash movements:
▪
During the period, the company assumed the mortgages on two properties from GPUone with a value of £5,040,454. Consideration of the acquisition was made from a forgiveness of prepayments made totalling £4,664,113. Additionally, the company used common stock as payment to acquire DPN LLC, part of which was issued during the period amounting to £3,261,990, and a further £9,025,857 which is due to be paid in common stock and included within liabilities.

▪
During the period, the company paid a total of 75,000 Polkadot, which had a value of £1,091,850, in respect of the acquisition of shares in Pluto Digital PLC.

The accompanying notes are an integral part to these unaudited consolidated financial statements.

NOTES TO THE FINANCIAL STATEMENTS
1.
ORGANIZATION AND DESCRIPTION OF BUSINESS

Argo Blockchain PLC (“the company”) is a public company, limited by shares, and incorporated in England and Wales. The registered office is Room 4, 1st Floor 50 Jermyn Street, London, United Kingdom, SW1Y 6LX.
On 4 March 2021 the Group acquired 100% of the share capital of DPN LLC.
On 11 May 2021 the Group acquired 100% of the share capital of 9377-2556 Quebec Inc and 9366-5230 Quebec Inc.
The principal activity of the group is that of crypto asset mining.
2.
BASIS OF PREPARATION

The condensed consolidated interim financial statements for the six months ended 30 June 2021 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and presented in sterling. They do not include all of the information required in annual financial statements in accordance with IFRS, and should be read in conjunction with the consolidated financial statements for the year ended 31 December 2020, which have been prepared in accordance with International Financial Reporting Standards as issued by the IASB. The report of the auditors on those financial statements was unqualified.
The financial statements have been prepared under the historical cost convention, except for the measurement to fair value certain financial and digital assets and financial instruments.
Critical accounting judgements and key sources of estimation uncertainty
The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements for the year ended 31 December 2020.
The Group has reclassified the 2020 comparative for the fair value movement in digital assets. This is now included in the calculation of gross profit, whereas previously in 2020 this was included in operating profit/(loss). The reclassification into gross profit in 2021 more accurately reflects the nature and management of these assets as inventory for commodity broker-traders.
3.
SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.
Associates
Associates are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investment in associates includes goodwill identified on acquisition.
The Group’s share of post-acquisition profit or loss is recognised in the income statement, and its share of post-acquisition movements in other comprehensive income is recognised in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. Dilution gains and losses arising in investments in associates are recognised in the income statement.
Business Combinations
The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.
Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds and the redemption value is recognised in the income statement over the period of the borrowings, using the effective interest method. Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of a liability for at least 12 months after the end of the reporting period.
Revenue recognition—Management fees
The Group recognised management fees on the services provided to third parties to manage mining machines on their behalf, ensuring the machines are optimised and mining as efficiently as possible. The performance obligation is identified to be the as the services are performed, and thus revenue is recorded over time.
Segmental reporting
The directors consider that the Group has only one significant reporting segment being crypto mining which is fully earned by a Canadian subsidiary.
Tangible fixed assets
Depreciation on the land and buildings is recognised so as to write off the cost or valuation of assets less their residual values over their estimated useful lives of 25 years on a straight line basis. Depreciation is recorded in the Income Statement within general administrative expenses once the asset is brought into use.
Management assesses the useful lives based on historical experience with similar assets as well as
4.
ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

The Group and Company have adopted all recognition, measurement and disclosure requirements of IFRS, including any new and revised Standards and Interpretations of IFRS, in effect for annual periods commencing on or after 1 January 2020. The adoption of these standards and amendments did not have any material impact on the financial result of position of the Group and Company.
Standards which are in issue but not yet effective:
At the date of authorisation of these financial statements, the following Standards and Interpretation, which have not yet been applied in these financial statements, were in issue but not yet effective.
STANDARD OR INTERPRETATION	DESCRIPTION	EFFECTIVE DATE FOR ANNUAL ACCOUNTING PERIOD BEGINNING ON OR AFTER
IAS 1	Amendments – Classification of Liabilities as Current or Non-current	1 January 2023
IAS 16	Amendments – Property, Plant and Equipment	1 January 2022
IAS 8	Amendments – Definition of Accounting Estimates	1 January 2023
IAS 1	Amendments – Disclosure of Accounting Policies	1 January 2023
IFRS	Annual Improvements to IFRS Standards 2018-2020	1 January 2022

5.
REVENUES

	PERIOD ENDED 30 JUNE 2021 (UNAUDITED)	PERIOD ENDED 30 JUNE 2020 (UNAUDITED)
	£	£
Crypto currency mining – worldwide	29,937,270	11,124,455
Crypto currency management fees – United States	1,148,446	—
Total revenue	31,085,716	11,124,455

Due to the nature of Crypto currency mining, it is not possible to provide a geographical split of the revenue stream.
Crypto currency mining revenues are recognised at a point in time. Crypto currency management fees are services recognised over time.
6.
EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the profit attributable to equity shareholders by the weighted average number of shares in issue.
	PERIOD ENDED 30 JUNE 2021 (UNAUDITED) £	PERIOD ENDED 30 JUNE 2020 (UNAUDITED) £
Net profit for the period attributable to ordinary equity holders from continuing operations (£)	7,213,997	523,074
Weighted average number of ordinary shares in issue	381,832,335	293,750,000
Basic earnings per share for continuing operations (pence)	1.9	0.2

	£	£
Net profit for the period attributable to ordinary equity holders for continuing operations (£)	7,213,997	523,074
Diluted number of ordinary shares in issue	393,091,232	350,098,603
Diluted earnings per share for continuing operations (pence)	1.8	0.2

The Group has in issue 11,258,897 warrants and options at 30 June 2021 (2020: 51,462,453).
7.
TAXATION

	PERIOD ENDED 30 JUNE 2021 (UNAUDITED) £	PERIOD ENDED 30 JUNE 200 (UNAUDITED) £
Income tax expense – foreign tax	3,483,827	—
Deferred tax expense	—	—
Taxation charge in the financial statements	3,483,827	—

No deferred tax asset has been recognised in respect of UK tax losses carried forward on the basis that there is insufficient certainty over the level of future profits to utilise against this amount.
8.
INVESTMENTS AT FAIR VALUE THROUGH INCOME OR LOSS

NON CURRENT	As at 30 June 2021 (unaudited) £	As at 31 December 2020 (audited) £
At 1 January 2021 and 1 January 2020	1,393,303	58,140
Additions	219,360	1,335,676
Foreign exchange movement	18,073	(513)
Transferred to current investments	(1,411,376)	—
At 30 June 2021 and 31 December 2020	219,360	1,393,303

CURRENT
At 1 January 2021 and 1 January 2020	—	—
Transferred from non-current investments	1,411,376	—
At 30 June 2021 and 31 December 2020	1,411,376	—

Non-current investments include:
Luxor Technology Corporation
On 7 December 2020 the Group entered into an agreement to acquire £73,427 (USD$100,000) of shares in Luxor Technology Corporation. On 7 May 2021, following a second round of funding which the Group did not participate in, this prepayment became an investment representing less than 1% of the Series A-1 Preferred Stock and voting rights.
WonderFi Technologies Inc.
On 3 June 2021 the Group invested £145,933 (CDN$250,000) of WonderFi Technologies Inc. (formerly DeFi Ventures Inc.) an investment representing less than 1% of the Ordinary shares and voting rights.
Current investments include:
GPUone Holding Inc investment in Class A shares. This investment represents an interest of approximately 10% of GPUone Holding Inc. as at 30 June 2021.
9.
INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	As at 30 June 2021 (unaudited) £	As at 31 December 2020 (audited) £
Opening balance	—	—
Acquired during the period	8,444,820	—
Total Associates	8,444,820	—

Set out below are the associates of the Group as at 30 June 2021, which, in the opinion of the Directors, significant influence is held. The associate as listed below has share capital consisting solely of ordinary shares, which are held directly by the Group. The country of incorporation or registration is also their principal place of business.
Nature of investment in associates 2021 and 2020:
Name of entity	Pluto Digital PLC

Address of the registered office	Hill Dickinson LLP, 8th Floor The Broadgate Tower, 20 Primrose Street, London, United Kingdom, EC2A 2EW
% of ownership interest	24.65%
Nature of relationship	Refer below
Measurement method	Equity
On 3 February 2021 Argo invested in Pluto Digital PLC (“Pluto”), a crypto venture capital and technology company. The investment was satisfied with 75,000 Polkadot with a fair value at that date of £1,091,850. Further to this in a second round of funding the Group invested an additional £7,352,970 on 8 March 2021.
Argo owns 24.65% of the total share capital and voting rights of the business and is entitled to nominate one director to the Pluto Board of Directors..
Pluto is a crypto technology company that connects Web 3.0 decentralised technologies to the global economy. Pluto identifies key emerging areas and projects in the crypto sphere, then deploys its business, networks and technical expertise to create value for crypto partners, projects and Pluto shareholders.
Pluto incubates and advises digital asset projects based on decentralised technologies, decentralised finance and networks such as Ethereum and Polkadot. Additionally, Pluto supports the operation of proof-of-stake networks by staking and operating validator nodes. Pluto represents a strategic partnership for the Group as it diversifies its activities in the crypto space.
Pluto Digital PLC is a private company and there is no quoted market price available for its shares.
There are no contingent liabilities relating to the Group’s interest in the associates.
No summarised financial information for the period ended 30 June 2021 has been made available by Pluto to the Group and therefore no share of the profit or loss of the associate has been recognised. The directors do not believe their share of profit or loss for the period would be material to the Group.
10.
BUSINESS COMBINATION

GPUone subsidiaries acquired from GPUone Holding Inc.
On 11 May 2021, the Group acquired 100% of the share capital of GPUone 9377-2556 and GPUone 9366-5230 from its shareholder GPUone Holding Inc. for a fair value of £4,955,980 consisting of £291,867 being satisfied in cash and the balance satisfied by the cancellation of certain prepayments and deposits previously paid by Argo to the vendor. Each of these acquired entities owned and operated a data centre within which Argo was the lead tenant.
The acquisition was performed to enable the Group to obtain control of its hosting facility and power costs across its facilities in Canada. From acquisition on 11 May 2021 to 30 June 2021 the GPUone subsidiaries loss amounted to £494,508 which is fully consolidated. No revenue has been generated from these entities since acquisition. Both GPUone entities were dormant up until the date of acquisition, when the relevant assets and liabilities acquired were transferred by GPUone Holding Inc. to these entities immediately prior to acquisition. There is no difference between the amount consolidated within profit and loss and the amount which would have been consolidated if the acquisition happened on 1 January 2021.
The consideration was negotiated on an arm’s length basis and primarily on the basis of the valuation of the land and buildings being acquired. The directors attribute the consideration as fair value of the land and buildings with no goodwill being recognised as currently Argo does not anticipate hosting any third parties at these sites in the medium term.
The fair values of the acquisition date assets and liabilities, together with any separately identifiable intangible assets, have been provisionally determined at 30 June 2021 because the acquisition was completed late in the period. The Group is currently obtaining the information necessary to finalise its valuation.
On a £1 for £1 basis certain deposits and other receivables totalling £666,845 were acquired. The directors consider these amounts fully recoverable and as such these receivables have not been impaired.

The following table summarises the consideration paid for the GPUone subsidiaries and the fair value of assets acquired and liabilities assumed at the acquisition date:
Consideration at 11 May 2021
£
Cash	291,867
Payment for deposits	666,845
Cancellation of prepayment and deposits	4,664,113
Total consideration	5,622,825

Recognised amounts of identifiable assets acquired, and liabilities assumed
£
Cash and cash equivalents	20,135
Property, plant and equipment (Note 11)	10,159,851
Trade and other receivables	483,294
Property mortgages	(5,040,455)
Total	5,622,825

If new information obtained within one year from the acquisition date about the facts and circumstances that existed at the acquisition date identifies adjustment to the above amounts, or any additional provisions identified that existed at the acquisition date, then the acquisition accounting will be revised.
Acquisition of DPN LLC
The acquisition of DPN LLC, effectively comprising the land acquisition in west Texas, has been treated as an asset acquisition in these condensed consolidated financial statements.
11.
TANGIBLE FIXED ASSETS

	RIGHT OF USE ASSETS £	MINING AND COMPUTER EQUIPMENT £	LAND & BUILDINGS £	IMPROVEMENTS TO DATACENTRE £	TOTAL £
Cost
At 1 January 2021	7,379,387	17,864,347	—	84,927	25,328,661
Foreign exchange movement	—	(132,458)	—	—	(132,457)
Acquisition through business combination	—	163,416	9,996,435	—	10,159,851
Additions	—	—	19,012,587	—	19,012,587
At 30 June 2021	7,379,387	17,895,305	29,009,022	84,927	54,368,642
Depreciation and impairment
At 1 January 2021	—	7,377,050	—	47,992	7,425,042
Depreciation charged during the period	1,024,915	3,723,527	35,155	9,544	4,793,141
At 30 June 2021	1,024,195	11,101,297	35,155	57,536	12,218,183
Carrying amount
At 1 January 2021	7,379,387	10,487,297	—	36,935	17,903,619
At 30 June 2021	6,355,192	6,794,008	28,973,867	27,391	42,150,459

No depreciation has been charged on the Texas land and buildings additions as they are yet to come into use.
12.
OTHER RECEIVABLES (NON-CURRENT)

	AS AT 30 JUNE 2021 (UNAUDITED) £	AS AT 31 DECEMBER 2020 (AUDITED) £
Deposits
Brought forward	4,114,726	4,151,400
Exchange movement	—	(36,674)
Cancelled on acquisition of GPUone subsidiaries	(4,114,726)	—
Total carrying amount of other receivables	—	4,114,726

This deposit was used as part of the acquisition of the GPUone Holding Inc subsidiaries detailed in note 10.
13.
TRADE AND OTHER RECEIVABLES

	AS AT 30 JUNE 2021 (UNAUDITED) £	AS AT 31 DECEMBER 2020 (AUDITED) £
Mining equipment prepayments	35,471,499	—
Prepayments and other receivables	1,957,977	811,684
Other taxation and social security	1,816,857	1,363,635
Total trade and other receivables	39,246,333	23,227,957

Mining equipment prepayments consist of payments made and due on mining equipment due to arrive in Q3 and Q4 2021. Payments to ePIC ASIC Asia Limited (“ePIC”) comprise £3,429,826 and the balance of £32,041,673 was paid to Core Scientific Inc in advance of machine purchases to be received after the period end.
In February 2021, the Group entered into an agreement with ePIC (a designer and manufacturer of mining machines), which gives us priority access to next generation mining machines on a non-exclusive basis. As part of the agreement, the Group will assist in the development and testing of future products and will provide space and capacity at our Mirabel facility for ePIC’s research and innovation engineering teams to assist in the development of future mining machines. In August 2021, based on limitations of technology, Argo and ePIC agreed to amend their agreement. Under the amended agreement, the initial purchase order was cancelled and, at Argo's option, $5 million deposited with ePIC, in whole or in part, can be applied to the purchase of ePIC mining machines or ePIC common stock or repaid in full.
Other taxation and social security consist of purchase tax recoverable in the UK and Canada. GST and QST debtors are greater than 90 days as at 30 June 2021.
14.
DIGITAL ASSETS

GROUP	AS AT 30 JUNE 2021 (UNAUDITED) £	AS AT 31 DECEMBER 2020 (AUDITED) £
Brought forward	4,637,438	1,040,964
Additions
Crypto assets purchased and received	4,383,010	9,896,641

GROUP	AS AT 30 JUNE 2021 (UNAUDITED) £	AS AT 31 DECEMBER 2020 (AUDITED) £
Crypto assets mined	29,937,270	18,947,908
Total additions	34,320,280	28,844,549
Disposals
Crypto assets sold	(1,091,850)	(27,318,471)
Total disposals	(1,091,850)	(27,318,471)
Fair value movements
Loss on futures	—	(258,326)
Movements on crypto asset sales	219,008	(13,816)
Movements on crypto assets held at the period/year end	(6,407,446)	2,342,538
Total fair value movements	(6,188,439)	2,070,396
Carried forward	31,896,437	4,637,438

The Group mined crypto assets during the period, which are recorded at fair value on the day of acquisition. Movements in fair value between acquisition (date mined) and disposal (date sold), and the movement in fair value in crypto assets held at the year end, are recorded in profit or loss. The Group has used 795 Bitcoin as collateral for a loan see note 18. Post period end a further 86 Bitcoin were used as collateral for this loan.
At the period end, the Group held crypto assets representing a fair value of £31,896,437. The breakdown of which can be seen below:
30 JUNE 2021 CRYPTO ASSET NAME	COINS/TOKENS	FAIR VALUE £
Bitcoin – Bitcoin	471	11,700,276
Bitcoin – held as collateral	795	19,748,876
Ethereum – ETH	254	394,963
Alternative coins		52,322
At 31 December 2020		31,896,437

31 DECEMBER 2020 CRYPTO ASSET NAME	COINS/TOKENS	FAIR VALUE £
Bitcoin – Bitcoin	183	3,929,696
Polkadot – DOT	75,000	515,176
Ethereum – ETH	254	138,257
Binance Coin – BNB	1,243	34,260
USDT,USDC (stable coin – fixed to USD)	26,509	19,553
Alternative coins	—	496
At 31 December 2020		4,637,438

15.
COMMON STOCK

	AS AT 30 JUNE 2021 (UNAUDITED) £	AS AT 31 DECEMBER 2020 (AUDITED) £
Ordinary share capital
Issued and fully paid
303,435,997 Ordinary Shares of £0.001 each	303,436	293,750
Issued in the period
78,325,292 Ordinary Shares of £0.001 each	78,325	—
Fully paid not yet issued
71,046 Ordinary Shares of £0.001 each	71	9,686
381,832,335 Ordinary Shares of £0.001 each	381,832	303,436
Additional paid in capital
At beginning of the period	1,540,497	25,252,288
Cancelled during the year	—	(25,252,288)
Issued in the period	53,765,654	—
Fully paid not yet issued	11,296	1,540,497
At the end of period	55,317,447	1,540,597

On 23 November 2020 the High Court of England and Wales confirmed the reduction to the Company’s equity through cancellation of the additional paid in capital. This was transferred into retained earnings.
16.
RESERVES

The following describes the nature and purpose of each reserve:
RESERVE	DESCRIPTION
Common stock	Represents the nominal value of equity shares
Additional paid in capital	Amount subscribed for share capital in excess of nominal value and the fair value of shares granted during the year and as a result of a change in estimation those granted in prior periods
Accumulated other comprehensive income	Cumulative effects of translation of opening balances on non-monetary assets between subsidiary functional currency (Canadian dollars) and Group functional and presentational currency (Sterling).
Retained earnings	Cumulative net gains and losses and other transactions with equity holders not recognised elsewhere.
Share based payment reserve	Represents the fair value of options and warrants granted less amounts transferred on exercise, lapse or expiry

17.
TRADE AND OTHER PAYABLES

	As at 30 June 2021 (unaudited) £	As at 31 December 2020 (audited) £
Trade payables	15,233,372	548,293
Accruals and other payables	949,976	271,471
Short term loans	—	115,924
Deferred contingent consideration	9,025,857	—

	As at 30 June 2021 (unaudited) £	As at 31 December 2020 (audited) £
Other taxation and social security	1,575	972
Total trade and other payables	25,210,780	936,660

Within trade payables is £10,844,312 (2020: £nil) for amounts due for mining equipment not yet received.
The directors consider that the carrying value of trade and other payables is equal to their fair value.
Deferred contingent consideration relates to the acquisition of DPN LLC of which up to a further US$12.5m in shares at a predetermined price being payable if certain contractual milestones related to the facility are fulfilled.
18.
LOANS AND BORROWINGS

NON CURRENT	As at 30 June 2021 (unaudited) £	As at 31 December 2020 (audited) £
Assumed mortgage on acquisition	4,032,364	—
At 30 June 2021 and 31 December 2020	4,032,364	—

CURRENT
Short term loan	14,375,021	—
Assumed mortgage on acquisition	1,008,090	—
At 30 June 2021 and 31 December 2020	15,383,111	—

The mortgage is secured against the two buildings at Mirabal and Baie-Comeau is repayable over 60 months at an interest rate of 5% per annum.
On 29 June 2021 the Group entered into a loan agreement with Galaxy Digital LP for a facility of US$20 million. The proceeds of the loan will be used, in conjunction with funds raised previously, to continue the build-out the West Texas data centre. The short term loan is a Bitcoin collateralised loan against 795 Bitcoin initially with a further 86 Bticoin transferred after the period end. It has a 6 month term and attracts an interest rate of 12.5% per annum.

19.
FINANCIAL INSTRUMENTS

	As at 30 June 2021 (unaudited) £	As at 31 December 2020 (audited) £
Carrying amount of financial assets
Measured at amortised cost
– Trade and other receivables	209,498	144,607
– Cash and cash equivalents	16,047,608	2,050,761
Measured at fair value through income or loss	1,630,736	1,393,303
Total carrying amount of financial assets	17,887,842	3,588,671
Carrying amount of financial liabilities
Measured at amortised cost
– Trade and other payables	16,105,765	548,293
– Short term loans	15,383,111	115,924
– Long term loans	4,032,364	—
– Lease liabilities	5,645,239	7,409,387
Measured at fair value through income or loss	9,025,857	—
Total carrying amount of financial liabilities	50,192,336	8,073,604

Fair Value Estimation
Fair value measurements are disclosed according to the following fair value measurement hierarchy:
▪
Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

▪
Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices), or indirectly (that is, derived from prices) (Level 2)

▪
Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3). This is the case for unlisted equity securities.

The following table presents the Group’s assets and liabilities that are measured at fair value at 30 June 2021 and 31 December 2020.
	Level 1	Level 2	Level 3	Total
Assets	£	£	£	£
Financial assets at fair value through profit or loss
– Equity holdings	—	—	1,630,736	1,630,736
– Digital assets	—	31,896,437	—	31,896,437
Total at 30 June 2021	—	31,896,437	1,630,736	33,527,173
Liabilities
Financial liabilities at fair value through profit or loss
– Deferred contingent consideration	—	—	9,025,857	9,025,857
Total at 30 June 2021	—	—	9,025,857	9,025,857

	Level 1	Level 2	Level 3	Total
Assets	£	£	£	£
Financial assets at fair value through profit or loss
– Equity holdings	—	—	1,393,303	1,393,303
– Digital assets	—	4,637,438	—	4,637,438
Total at 31 December 2020	—	4,637,438	1,393,303	6,030,741
All financial assets are in unlisted securities and digital assets.
There were no transfers between levels during the period.
The Group recognises the fair value of financial assets at fair value through profit or loss relating to unlisted investments at the cost of investment unless:
▪
There has been a specific change in the circumstances which, in the Group’s opinion, has permanently impaired the value of the financial asset. The asset will be written down to the impaired value;

▪
There has been a significant change in the performance of the investee compared with budgets, plans or milestones;

▪
There has been a change in expectation that the investee’s technical product milestones will be achieved or a change in the economic environment in which the investee operates;

▪
There has been an equity transaction, subsequent to the Group’s investment, which crystallises a valuation for the financial asset which is different to the valuation at which the Group invested. The asset’s value will be adjusted to reflect this revised valuation; or

▪
An independently prepared valuation report exists for the investee within close proximity to the reporting date.

20.
COMMITMENTS

The Group’s material contractual commitments relate to the master services agreement with Core Scientific, which provides hosting, power and support services. Whilst management do not envisage terminating agreements in the immediate future, it is impracticable to determine monthly commitments due to large fluctuations in power usage and variations on foreign exchange rates, and as such a commitment over the contract life has not been determined.
21.
RELATED PARTY TRANSACTIONS

Key management compensation
Key management includes Directors (executive and non-executive) and senior management. The compensation paid to related parties in respect of key management for employee services during the period was made only from Argo Innovation Labs Inc, amounting to: £18,250 paid to POMA Enterprises Limited in respect of fees of Matthew Shaw (Non-executive director); £105,600 paid to Vernon Blockchain Inc in respect of fees of Peter Wall (CEO); £67,649 paid to Tenuous Holdings Ltd in respect of fees of Ian MacLeod (Executive chairman). During the period, James Savage (NED) was remunerated a gross salary of £15,000, Marco D’Attanasio was remunerated gross fees of £15,000 and Alex Appleton through Appleton Business Advisors Limited was paid £60,000 during the period.
Total director fees and remuneration, paid directly and indirectly, totalled £221,499 (2020: £250,148).
Pluto Digital PLC
On 3 February 2021 Argo invested in Pluto Digital PLC, a crypto venture capital and technology company. The investment was satisfied with 75,000 Polkadot with a fair value at the time of £1,091,850. Further to this in a second round of funding Argo invested a further £7,352,970 on 8 March 2021. There have been no transactions with this associate during the period.

Argo owns 24.65% of the total share capital and voting rights of the business and is entitled to nominate one director to the Pluto Board of Directors. In accordance with IAS28 the Group considers the Pluto Digital PLC investment as an associate.
22.
CONTROLLING PARTY

There is no controlling party of the Group.

American Depositary Shares
(Representing            Ordinary Shares)
Argo Blockchain plc

P R O S P E C T U S

Joint Book-Running Managers
Jefferies
Barclays
Until            , 2021 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.
Indemnification of Directors and Officers

Members of the registrant’s board of directors and its officers have the benefit of the following indemnification provisions in the registrant’s Articles of Association:
Subject to the Companies Act of 2006, current and former directors and officers (other than any person (whether an office or not) engaged by the Company’s auditors) may be indemnified out of the assets of the Company:
(a)
for all costs, charges, expenses, losses and liabilities which he may sustain or incur in connection with the execution of his duties and powers or otherwise in relation to him; and

(b)
against any liability incurred by him in defending proceedings, whether civil or criminal, in relation to anything done or alleged to have been done or omitted by him as an officer of the Company and in which judgment is given in his favor (or the proceedings are otherwise disposed of without any finding or admission of material breach of duty by him) or in other similar circumstances.

In addition, members of the registrant’s board of directors who have received payment from the registrant under these indemnification provisions must repay the amount they received in accordance with the Companies Act or in any other circumstances that the registrant may prescribe or where the registrant has reserved the right to require repayment.
The underwriting agreement the registrant will enter into in connection with the offering of ADSs being registered hereby provides that the underwriters will indemnify, under certain conditions, the registrant’s board of directors and its officers against certain liabilities arising in connection with this offering.
Item 7.
Recent Sales of Unregistered Shares

During the past three years, we issued securities that were not registered under the Securities Act as set forth below. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.
The following is a summary of transactions during the preceding three fiscal years involving sales of our securities that were not registered under the Securities Act.
▪
On January 2, 2018, we allotted and issued ordinary shares with an aggregate nominal value of £10,000 (being 10,000,000 ordinary shares) to certain parties introduced by the board of directors at a price per share of £0.01.

▪
On February 2, 2018, we allotted and issued 31,250,000 ordinary shares with an aggregate nominal value of £31,250 to certain investors introduced by Cornhill and Smaller Company Capital Ltd. at a price per share of £0.08, and allotted and issued 750,000 ordinary shares with an aggregate nominal value of £750 to certain individuals introduced by the board of Directors at a price of £0.08 per share in satisfaction of amounts owed by the Company to such individuals.

▪
On February 8, 2018, the remaining balance on the shares allotted and issued by the Company on December 20, 2018 was paid up in full pursuant to an agreement between the Company and the subscribers.

▪
On June 13, 2018, we allotted and issued ordinary shares with an aggregate nominal value of £5,500 (being 5,500,000 ordinary shares) pursuant to the terms of certain warrant agreements with directors and principals of certain commercial parties in connection with the provision of services, dated February 23, 2018 at a price per share of £0.001.

▪
On June 18, 2018, our shareholders authorized us to allot and issue ordinary shares with an aggregate nominal value of £470,000 to existing shareholders in proportion to their existing holdings and to the holders of other equity securities as required by their rights under those securities (being 470,000,000 ordinary shares), of which £289,655.46 (being 289,655,460 ordinary shares) was on a non-pre-emptive basis.

▪
On August 3, 2018, we allotted and issued ordinary shares with an aggregate nominal value of £156,250 (being 156,250,000 ordinary shares) at a price per share of £0.16 to placees introduced by Mirabaud Securities Limited and certain subscribers introduced by the directors and, thereafter, the ordinary shares of the Company were admitted to the standard segment of the Official List maintained by the Financial Conduct Authority and to trading on the Main Market of the London Stock Exchange.

▪
On June 25, 2019, our shareholders generally authorized us to allot and issue ordinary shares up to an aggregate nominal value of £96,937.50 (being 96,937,500 ordinary shares), of which up to £29,375 (being 29,375,000 ordinary shares) was on a non-pre-emptive basis. In addition, our shareholders specifically authorized us to allot and issue ordinary shares up to an aggregate nominal amount £44,062.50 (being 44,062,500 ordinary shares) in connection with a share exchange agreement with Hive Blockchain Technologies Ltd, which authorities each expired on December 31, 2020.

▪
On June 25, 2020, our shareholders generally authorized us to allot and issue ordinary shares up to an aggregate nominal value of £96,937.50 (being 96,937,500 ordinary shares), of which up to £29,375 (being 29,375,000 ordinary shares) was on a non-pre-emptive basis. At the same time, our shareholders approved, subject to approval of the court, the cancellation of the Company’s share premium account (in the amount of £25,252,288) and the potential market purchase of the Company’s ordinary shares up to a maximum of 29,375,000.

▪
On January 7, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £5,600 (being 5,600,000 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £9,690.997 (being 9,690,997 ordinary shares) at a price per share of £0.16.

▪
On January 11, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £2,305.333 (being 2,305,333 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £6,304.195 (being 6,304,195 ordinary shares) at a price per share of £0.16.

▪
On January 13, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £539.667 (being 539,667 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £4,925.221 (being 4,925,221 ordinary shares) at a price per share of £0.16.

▪
On January 15, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £735.00 (being 735,000 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £3,428.043 (being 3,428,043 ordinary shares) at a price per share of £0.16.

▪
On January 19, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £550.00 (being 550,000 ordinary shares) at a price per share of £0.16.

▪
On January 21, 2021, we allotted and issued ordinary shares with an aggregate nominal value of £28,000.00 (being 28,000,000 ordinary shares) at a price per share of £0.80 to H.C. Wainwright & Co.

▪
On January 22, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £890.00 (being 890,000 ordinary shares) at a price per share of £0.07, ordinary shares with an aggregate nominal value of £70.00 (being 70,000 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £2,316.666 (being 2,316,666 ordinary shares) at a price per share of £0.16.

▪
On February 12, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £22.619 (being 22,619 ordinary shares) at a price per share of £0.07, ordinary shares with an aggregate nominal value of £140.00 (being 140,000 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £77.217 (being 77,217 ordinary shares) at a price per share of £0.16.
▪
On February 23, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £625.00 (being 625,000 ordinary shares) at a price per share of £0.16.

▪
On February 27, 2021, pursuant to exercise of certain options and warrants granted to employees, Directors, consultants and brokers of the Company, we allotted and issued ordinary shares with an aggregate nominal value of £1,000.00 (being 1,000,000 ordinary shares) at a price per share of £0.001, ordinary shares with an aggregate nominal value of £3,080.952 (being 3,080,952 ordinary shares) at a price per share of £0.07, ordinary shares with an aggregate nominal value of £350.00 (being 350,000 ordinary shares) at a price per share of £0.08, and ordinary shares with an aggregate nominal value of £462.963 (being 462,963 ordinary shares) at a price per share of £0.16.

▪
On March 5, 2021, our shareholders generally authorized us to allot and issue ordinary shares up to an aggregate nominal value of £17,250 (being 17,250,000 ordinary shares), of which up to £17,250 (being 17,250,000 ordinary shares) was on a non-pre-emptive basis, such authority and disapplication of pre-emption rights being in addition to those granted at the AGM on June 25, 2020.

▪
On March 8, 2021, we allotted and issued ordinary shares with an aggregate nominal value of £3,497.817 (being 3,497,817 ordinary shares) at a price per share of £1.04 in consideration of the acquisition (by way of merger with a wholly owned subsidiary of the Company) of DPN LLC and ordinary shares with an aggregate nominal value of £13,399.599 (being 13,399,599 ordinary shares) at a price per share of £2.00 to certain retail investors conducted by PrimaryBid Limited, certain institutional and other investors conducted by finnCap Ltd and certain subscriptions directly with the Company (including shares with an aggregate nominal value of £361.977 (being 361,977 ordinary shares) to certain US persons).

Item 8.
Exhibits and Financial Statement Exhibits

(a)
The Exhibit Index is hereby incorporated herein by reference.

(b)
Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in our consolidated financial statements and the related notes thereto.
Item 9.
Undertakings

(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby further undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to

Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX
Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1**	Articles of Association of the Registrant
3.2*	Amended and Restated Articles of Association of the Registrant
4.1	Form of Deposit Agreement
4.2	Form of American Depositary Receipt (included in Exhibit 4.1)
5.1*	Opinion of Fladgate LLP, counsel to the Registrant, as to the validity of the ordinary shares
10.1**	2018 Equity Incentive Plan
10.2**	UK Non-Tax-Advantaged Sub-Plan to 2018 Equity Incentive Plan
10.3	2021 U.S. Equity Incentive Plan
10.4*	2021 Equity Incentive Plan
10.5**	Agreement and Plan of Merger, by and among Argo Blockchain plc, Argo Innovation Facilities (US), Inc., and DPN LLC and the DPN Owners, dated March 4, 2021.
10.6**	Share Purchase Agreement, by and among GPU.One Holding Inc., GPU.One Enterprise Inc. and Argo Innovation Labs Inc., dated February 2, 2021.
10.7*	Master Lease Agreement, by and among Celsius Networks Lending LLC and Argo Innovation Labs Inc., dated November 2, 2020.
10.8*	Lease Schedule to the Celsius Master Lease Agreement.
21.1**	List of subsidiaries of the Registrant
23.1*	Consent of PKF Littlejohn LLP, an independent registered public accounting firm
23.2*	Consent of Fladgate LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (included in signature page to Registration Statement)

*
To be filed by amendment.

**
Previously filed

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in       on            , 2021.
ARGO BLOCKCHAIN PLC
By:

Name: Peter Wall
Title:  Chief Executive Officer
KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Peter Wall and Alex Appleton and each of them, his or her true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or her or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on , 2021 in the capacities indicated:
Name	Title
Peter Wall	Chief Executive Officer and Member of the Board (Principal Executive Officer)
Alex Appleton	Finance Director and Member of the Board (Principal Financial Officer and Principal Accounting Officer)
Matthew Shaw	Member of the Board
Sarah Gow	Member of the Board
Colleen Sullivan	Member of the Board
Maria Perrella	Member of the Board

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Argo Blockchain plc has signed this registration statement on          , 2021.
By:

Name:
Title: